

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

NO ACT


07081746

November 16, 2007

P.E.
11-16-07

James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221-5887

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/16/2007

Re: National Fuel Gas Company

Dear Mr. Peterson:

This is in regard to your letter dated November 14, 2007 concerning the shareholder proposal submitted by Robert A. Belfield for inclusion in National Fuel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that National Fuel therefore withdraws its October 5, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Robert A. Belfield
7537 Teaticket Ct.
Jacksonville, FL 32244

NATIONAL FUEL GAS COMPANY

6363 MAIN STREET

WILLIAMSVILLE, N. Y. 14221-5887

JAMES R. PETERSON
ASSISTANT SECRETARY
(716) 857-7702

1934 Act
Rule 14a-8(h)(3)

October 5, 2007

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Robert Belfield to National Fuel Gas Company

Ladies and Gentlemen:

National Fuel Gas Company, a New Jersey corporation ("National Fuel" or the "Company"), has received a shareholder proposal (the "Proposal") submitted by Robert A. Belfield (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held in February 2008. We believe that this Proposal may be properly excluded from the Company's 2008 Proxy Statement (the "2008 Proxy Statement") pursuant to Rule 14a-8(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the Staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") confirm (i) that it will not recommend any enforcement action against the Company based on the omission of this Proposal; and (ii) that it will not recommend any enforcement action against the Company if any proposal submitted by the Proponent is omitted from the Company's proxy materials for any meetings of stockholders held in calendar years 2008 or 2009.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter and the Proposal with its supporting statement. We are also forwarding a copy of this letter to the Proponent, as required.

The Proposal

The Proposal, dated August 10, 2007, reads as follows:

> The Stockholders recommend that the Board, each year, seek stockholders' approval of the compensation of the 5 most highly compensated executive officers of the Company and its subsidiaries, and thereby give stockholders the opportunity to express their disapproval, if they should see fit.

The letter received by the Company setting out the Proposal and supporting statement is attached hereto in its entirety as Exhibit 1.

Grounds for Exclusion

As addressed more completely below, we believe that the Proposal and the supporting statement may be properly omitted from the 2008 Proxy Statement pursuant to Rule 14a-8(h)(3) because the Proponent failed to appear, or to appoint a qualified representative to appear, without good cause, at the Company's 2007 Annual Meeting to present a prior shareholder proposal at that meeting.

Background Information

The Proponent is and at all relevant times was the life companion of Mr. Curtis W. Lee, who was an employee of the Company or its subsidiaries for approximately 19 years, from September 1980 to January 1999. Mr. Lee worked for the Company and its subsidiaries as an attorney for virtually all that time, until very late 1998. The Company terminated Mr. Lee's employment in January 1999.

Mr. Lee and the Company have been for the last eight years and are still currently involved in sealed litigation at the state and federal levels related to Mr. Lee's misconduct as former counsel to the Company. Mr. Lee has been convicted of 35 counts of criminal contempt of court and 83 counts of civil contempt of court in the course of that litigation, and has been the subject of multiple court orders and injunctions, including the ones referenced below.[1] He has also surrendered his law license and been censured as a result of proceedings before the Attorney

1 See Order of Contempt, Summary Judgment and Sanctions, and Permanent Injunction, New York State Supreme Court, Erie County (Nov. 2, 2000) (excluding exhibits), attached as Exhibit 2; Order of Criminal and Civil Contempt and Permanent Injunction, New York State Supreme Court, Erie County (April 16, 2003), attached as Exhibit A to the accompanying opinion letter of counsel, infra.

Grievance Committee of the Eighth Judicial District and the New York State Appellate Division, Fourth Department. The Appellate Division concluded that Mr. Lee violated six separate ethical rules, including a conclusion that he engaged in "illegal conduct that adversely reflects on his honesty, trustworthiness or fitness as a lawyer."[2]

The Proponent and Mr. Lee have shown a pattern of submitting proposals to the Company for annual meetings, as illustrated by the following table:

MEETING YEAR	SUBJECT MATTER OF PROPOSAL	PROPONENT Mr. Lee	PROPONENT Mr. Belfield
1999	Limit executive compensation awards	X	
2000	Committee, plan and report on minority employment	X	
2001 (excluded from proxy statement)	Limit executive compensation awards	X	
2002	Limit executive compensation awards	X	
	Committee, plan and report on minority employment		X
2003	Limit executive compensation awards	X	
	Committee, plan and report on minority employment		X
2004	Limit executive compensation awards		X
2005	Limit executive compensation awards		X
2006	Repeal the 2005 compensation increases to directors		X
2007	Repeal the 2005 compensation increases to directors		X

Mr. Lee' submitted his first shareholder proposal (for the 1999 Annual Meeting) while he was still employed by the Company as its in-house executive compensation and benefits attorney, and all of the shareholder proposals on the above table are written in a highly similar style. A few months before the Company terminated Mr. Lee's employment, Mr. Lee gave the Proponent enough Company stock so that, beginning with the 2002 annual meeting, one shareholder

2 A copy of the Appellate Division decision is attached as Exhibit 3.

proposal per year could be submitted under the Proponent's name, in addition to the proposal that Mr. Lee would annually submit under his own name, until a permanent injunction forced him to divest all his Company stock.

Discussion

The Proponent failed to appear, or to designate a qualified representative to appear, without good cause, at the Company's 2007 Annual Meeting to present the Proponent's shareholder proposal for that meeting.

Rule 14a-8(h)(3) provides that:

> If [the Proponent or his] qualified representative fail to appear and present the proposal without good cause, the company will be permitted to exclude all of [the Proponent's] proposals from its proxy materials for any meetings held in the following two calendar years.

The Proponent failed to appear at the Company's Annual Meeting of Stockholders held on February 15, 2007, to present the shareholder proposal he had submitted for that meeting.[3] Instead, the Proponent's life companion Mr. Lee appeared at that meeting and presented a document dated January 16, 2007 which appeared to be signed by the Proponent, stating that for health reasons the Proponent would not attend the Annual Meeting, and that the Proponent was appointing Mr. Lee as his representative to present the Proponent's proposal (the "Attempted Designation").[4] Mr. Lee was not admitted to the meeting, and nobody presented the proposal on the Proponent's behalf. The Chairman allowed the stockholders to vote on the Proponent's proposal. See the minutes of the meeting attached as Exhibit 5, and the affidavits of Company officers attached as Exhibits 6, 7, 8 and 9 regarding events at and near the February 15, 2007 Annual Meeting.

Rule 14a-8(h)(1) provides that a proponent may designate a "representative who is qualified under state law to present the proposal on your behalf." However, under state law, Mr. Lee is expressly disqualified from presenting any National Fuel shareholder proposal. The New York State Supreme Court issued a permanent injunction that was mostly upheld on appeal[5] that provides in relevant part as follows:

---

3 A copy of the Company's proxy statement for the 2007 Annual Meeting is attached as Exhibit 4.
4 A copy of the Attempted Designation is attached as part of Exhibit 6.
5 Certified copies of the permanent injunction and the appellate decision affirming the relevant portions of the injunction are attached as Exhibits A and B to the accompanying opinion letter of counsel, infra.

> [Mr. Lee] is permanently enjoined and restrained from buying, holding, owning, possessing, receiving, obtaining, obtaining benefits from, **or exercising any rights or privileges with respect to, any National Fuel shares** (emphasis supplied).

The right to submit and present a shareholder proposal to be voted upon at the Annual Meeting is a right or privilege held only by certain National Fuel shareholders [Rule 14a-8(b)]. If Mr. Lee were to present at a meeting of National Fuel's stockholders a shareholder proposal submitted by the Proponent, he would be exercising a right or privilege with respect to the Proponent's National Fuel shares. Mr. Lee is specifically barred under state law from doing that, so he cannot possibly be considered eligible to be the Proponent's "representative who is qualified under state law to present the proposal on your behalf." Rule 14a-8(h)(1). A written opinion of counsel on the applicable state law is attached hereto as Exhibit 10.

The Proponent and Mr. Lee knew or should have known that Mr. Lee was not qualified under state law to present the proposal that the Proponent had submitted for the 2007 Annual Meeting. Exhibit A to the opinion letter includes a copy of the proofs of service of the permanent injunction at the residence shared by the Proponent and Mr. Lee. The Proponent had appeared as a witness in the state court proceedings, attended most of the state court hearings (including the hearing at which Mr. Lee was sentenced for multiple counts of civil and criminal contempt), and was well aware of the permanent injunction entered against Mr. Lee at the conclusion of contempt hearings that extended over 12 months. The Proponent's close attention to Mr. Lee's litigation is further evidenced by the letters attached as Exhibit 11, in which the Proponent updates members of the Company's board in considerable detail about his view of that litigation. Furthermore, the Proponent presented shareholder proposals at Company Annual Meetings at which he was accompanied by Mr. Lee, who was excluded from the rooms where those Annual Meetings took place, in accordance with the permanent injunction.

The Attempted Designation was dated January 16, 2007, 30 days before the Annual Meeting. So the Proponent had already decided by January 16th that he would not attend the February 15th Annual Meeting. It would have been easy and inexpensive for the Proponent, even if he had started no earlier than January 16th, to arrange for someone living in the vicinity of the Annual Meeting location to take no more than ninety minutes to travel to the Annual Meeting, attend the entire meeting, present Mr. Belfield's shareholder proposal to the Annual Meeting, and travel back to his or her home or place of business.

The sequence of events described above indicates that the Proponent's failure to designate a representative qualified under state law was "without good cause."

Under Rule 14a-8(h)(3), it was the Proponent's responsibility to attend the 2007 Annual Meeting to present his 2007 proposal or, in the alternative, to ensure that a qualified representative appeared on his behalf and that the representative was adequately prepared to attend the meeting and to participate in the meeting on a timely basis. See Transamerica Inc. SEC No-Action Letter (December 27, 1989) ("[w]hile the proponent provides information to suggest that he had 'good cause' for such failure, there is no information to indicate that the proponent took steps to avoid such cause"); ConocoPhillips SEC No Action Letter (March 5, 2007) (proponent had no "good cause" for purposes of Rule 14a-8(h)(3) despite his claim that he was unable to find anybody in the Houston area to present his proposal); Sonat Inc. SEC No-Action Letter (January 6, 1994) (schedule conflicts and personal inconvenience are not "good cause" for purposes of Rule 14a-8(h)(3)); Eastman Chemical SEC No-Action Letter (February 10, 1997) (proponent's " advanced age, schedule conflicts and personal inconvenience" were not "good cause"); Harnischfeger Indus., Inc. SEC No-Action Letter (December 15, 1992) (proponent "offered no explanation accounting for his failure to present his proposal"); and United States Steel Corp. SEC No-Action Letter (January 23, 1984) (scheduling conflict arising from two simultaneous stockholder meetings was foreseeable and avoidable, and therefore not "good cause").

The Division has placed the burden on the proponent of a shareholder proposal to demonstrate that he or she had "good cause" for failing to present the proposal at a meeting of security holders. See, e.g., Union Oil Co. of California SEC No-Action Letter (February 23, 1984). The Commission has previously emphasized that it is "the proponent's responsibility, not his representative's, to insure that the proposal is presented [at the meeting]." Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19,135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,262 (Oct. 14, 1982).

The Division has occasionally held that a proponent had "good cause" for not presenting its proposal at an annual meeting of stockholders, see, e.g., Chevron Corp. SEC No-Action Letter (February 25, 1993) (Los Angeles riots constituted "good cause"); I.C. Indus., Inc. SEC No-Action Letter (August 10, 1982) (proponent's illness and subsequent unsuccessful attempts to contact registrant constituted "good cause"). Here, there was no riot, the Proponent's health condition was not sudden, and there were no unsuccessful attempts to communicate with the Company.

The Division has also previously determined that traffic and travel delays or difficulties do not constitute "good cause" under Rule 14a-8(h)(3). See, e.g., ConocoPhillips SEC No-Action Letter (March 5, 2007) (proponent's failure to find anybody in the Houston area to present his proposal was not "good cause"); Community Health Systems, Inc. SEC No-Action Letter (January 25,

2006) ("traffic delays" were not "good cause"); IDACORP, Inc. SEC No-Action Letter (October 21, 2004) (proponent's failure to attend the annual meeting due to the fact that the proponent attended another meeting two days earlier in another city, that the travel expenses would be exorbitant and that Amtrak did not serve the city where the annual meeting was being held was not a failure for "good cause"); Transamerica SEC No-Action Letter (December 27, 1989) ("an extremely slow commute" was not "good cause"); Great Western Financial Corp. SEC No-Action Letter (February 5, 1991) ("freeway traffic" was not "good cause").

Note also that the Division has routinely found proponents to be barred by Rule 14a-8(h)(3) even though the chairmen of the annual meetings allowed the shareholders to vote on the shareholder proposals in the proponents' absence (as the Company's chairman allowed the Company's shareholders to vote on the Proponent's 2007 proposal). IDACORP, Inc. SEC No-Action Letter (October 21, 2004); Flowers Foods, Inc. SEC No-Action Letter (February 18, 2004); Raytheon Co. SEC No-Action Letter (January 22, 2003); Eastman Chemical Co. SEC No-Action Letter (February 27, 2001).

Conclusion

Under Rule 14a-8(h)(3), the Company should be permitted to exclude any proposals submitted by the Proponent from its proxy materials for any meetings held during the 2008 and 2009 calendar years. Because the Proponent submitted the 2007 proposal, which was included in the Company's 2007 Proxy Materials, and neither the Proponent nor a qualified representative (i) appeared to present the 2007 proposal at the 2007 Annual Meeting, or (ii) demonstrated "good cause" for the failure to appear to present the 2007 proposal at the 2007 Annual Meeting, the Company respectfully requests your advice that the Division will not recommend any enforcement action if the Proposal is omitted from the Company's 2008 Proxy Materials, and further requests your advice that the Division will not recommend any enforcement action if any proposal submitted by the Proponent is omitted from the proxy materials for any meetings of Company stockholders held in calendar years 2008 and 2009.

If you have any questions regarding this matter or require additional information, please contact James R. Peterson at (716) 857-7702. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Sincerely yours,

NATIONAL FUEL GAS COMPANY

By: 
James R. Peterson
Assistant Secretary

cc: Robert A. Belfield

Enclosures

Enclosed Exhibits –

1 - Copy of Belfield letter with proposal and supporting statement

2 - Order of Contempt, Summary Judgment and Sanctions, and Permanent Injunction, New York State Supreme Court, Erie County (Nov. 2, 2000)

3 - Decision of New York State Supreme Court, Appellate Division, Fourth Department (July 7, 2006)

4 - Company's proxy statement for 2007 Annual Meeting

5 - Minutes of 2007 Annual Meeting

6 - Cellino Affidavit

7 - Ackerman Affidavit

8 - Tanski Affidavit

9 - Ciprich Affidavit

10 - Opinion of Counsel on State Law including copies of permanent injunction and appellate decision modifying it

11 - Belfield letters to Board 4/30/03 and 2/7/05

EXHIBIT 1

Received 8/13/07

Robert A. Belfield
7537 Teaticket Ct.
Jacksonville FL 32244
904 – 594 – 6192
August 10, 2007

By mail and by fax (716-857-7614 – 2 pages)

Anna Marie Cellino
Secretary
National Fuel Gas Company
6363 Main Street
Williamsville NY 14221

Re: My Shareholder Proposal

Dear Ms. Cellino:

I am submitting a shareholder proposal ("My Proposal") to National Fuel Gas Company ("Company") under SEC Rule 14a- 8. I am eligible to submit this proposal because I have owned at least 133 shares of Company common stock continuously for several years now. (Please contact me if you need copies of statements concerning the IRA in which these shares are held.) I will continue to own these shares until at least the 2008 Annual Meeting of Stockholders.

I will attend that meeting, and will present My Proposal at that time, for stockholder approval. (If I cannot personally attend, I will send a representative.)

My Proposal is as follows:

"The Stockholders recommend that the Board, each year, seek stockholders' approval of the compensation of the 5 most highly compensated executive officers of the Company and its subsidiaries, and thereby give stockholders the opportunity to express their disapproval, if they should see fit."

My Proposal is appropriate for these reasons.

First, "say on pay" proposals such as My Proposal have been well – received. Aflac has adopted a similar proposal, and 49% of Merck shareholders voted for a "say on pay" proposal. Such proposals have been made to other companies, including Verizon and Blockbuster. (Newsweek, June 4, 2007 edition, page 14.)

Second, My Proposal is necessary. As the Buffalo News disclosed in an article published on June 10, 2007, the Company's CEO, Philip Ackerman, received more than $8.5 million in compensation in the Company's 2006 fiscal year. Shareholders did not approve this.

Third, My Proposal is appropriate because stockholders have, to date, only had the opportunity to generally approve certain (but not all) elements of executive compensation. They have never been allowed to vote on the big picture. For example, stockholders have voted, in the past, on stock option plans, in advance of their use, without being told the specific rates at which options would later be awarded to executives, or the value thereof. Also, life insurance and retirement benefits, salary, and actual bonus amounts of executives have not been stockholder - approved. In hindsight, those awards and benefits were very generous.

Fourth, in the United Kingdom, public companies allow stockholders to cast advisory votes on the "director remuneration reports", which disclose executive compensation. British companies have not been harmed, and British boards obtain valuable feedback.

Fifth, the Company has a history of waste and abuse. Since 1988, the Company has paid or committed about $100 million in compensation of all types to just the current CEO and his predecessor – just 2 people! This totals more than $1 per share in waste, and earnings have been reduced. These are all public figures and facts.

Also, as the Buffalo News article dated July 2, 2006 indicates, the Company has its own stock option backdating scandal.

Based on recent history, about $10 million per year, or more, is likely to be paid or committed to high-level Company executives in the future. At the very least, stockholders should have the chance to register their approval (or disapproval) of these payments. And, should high disapproval levels be registered, the Board will have received a message encouraging it to put a brake on such costs.

My Proposal will clarify costs, reduce waste, and save the Company money, and should be approved. Further, it advances corporate democracy, gives the Board annual feedback, and entails no or negligible implementation costs to the Company.

....

Please call if you have questions. Please also provide to me the "Company Code of Business Conduct and Ethics", and all other documents I am entitled to receive, as mentioned in the last proxy statement.

Thank you.

Sincerely yours,

Robert A. Belfield

Robert A. Belfield
Stockholder

EXHIBIT 2

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE



DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

Plaintiffs,

vs.

CURTIS W. LEE,

Defendant.

CERTIFICATION

Index No.: 1999/960

Assigned Justice:
Hon. Patrick H. NeMoyer

I, John G. Schmidt Jr., an attorney admitted to practice in the State of New York, certify that I have compared the accompanying order with the original filed on November 2, 2000 in the Office of the Clerk of the County of Erie, and I have found that the copy is a true and complete copy of the original.

Dated: Buffalo, New York
November 2, 2000

PHILLIPS, ~~LYTLE, HITCHCOCK~~, BLAINE & HUBER LLP

By ______________________
John G. Schmidt Jr., Esq.
Attorneys for Plaintiffs
Suite 3400
One HSBC Center
Buffalo, New York 14203-2887
Telephone No.: (716) 847-8400

TO: Rodger P. Doyle, Jr., Esq.
Hiscock & Barclay, LLP
50 Fountain Plaza, Suite 301
Buffalo, New York 14202

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.
Plaintiffs,

vs.

CURTIS W. LEE,
Defendant.

AFFIDAVIT OF SERVICE BY <u>HAND DELIVERY</u>

Index No. I1999-960

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

JOHN G. SCHMIDT JR., being duly sworn, deposes and says:

I am not a party to the action, am over 18 years of age and reside in Buffalo, New York; that on the 2nd day of November, 2000, deponent served the attached Order of Contempt, Partial Summary Judgment and Sanctions, and Permanent Injunction, upon the law offices of Hiscock & Barclay LLP, Attn: Rodger P. Doyle, Jr., attorneys for defendant, at 50 Fountain Plaza, Suite 301, Buffalo, New York 14202, in the above action, by leaving a true copy with a person of suitable age and discretion.

John G. Schmidt Jr.

Sworn to before me this
3rd day of November, 2000.

Marlene J. Lamancuso
Notary Public
MARLENE J. LAMANCUSO
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 06/30/2001



CERTIFIED

At a Term of the Supreme Court, Part 14, held in and for the County of Erie at the Erie County Courthouse, 92 Franklin Street, Buffalo, New York on June 20, 2000, August 2, 2000 and August 24, 2000, and October 25, 2000.

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

Plaintiffs,

vs.

CURTIS W. LEE,

Defendant.

ORDER OF CONTEMPT, SUMMARY JUDGMENT AND SANCTIONS, AND <u>PERMANENT INJUNCTION</u>

Index No.: ~~1990~~ 1999/960

Hon. Patrick H. NeMoyer

<u>UNDER SEAL</u>

FILED
2000 NOV -2 AM 10:36
ERIE COUNTY CLERK

Defendant having moved for an Order pursuant to CPLR 3214(b), CPLR 3101, et seq., and 22 N.Y.C.R.R. § 202.12(c)(2) and (6) to compel discovery; and plaintiffs having cross-moved for an Order pursuant to CPLR 3103 to strike defendant's answer, enter a protective order, and prohibit defendant from using any Plaintiffs' Property, as that term is defined under the Temporary Restraining Order, entered February 4, 1999 ("TRO"), and the Order of Seizure and Preliminary Injunction, entered February 17, 1999 ("Order of Seizure"); and plaintiffs

29

having moved for an Order pursuant to Judiciary Law §§ 750, 751, 753, 774, CPLR 3212(e), 5104, 7102, 7109, and 22 N.Y.C.R.R. § 130-1.1 to punish defendant for criminal and civil contempt, enforce the Court's prior Orders by contempt, issue a warrant of commitment and direct defendant to surrender all items of Plaintiffs' Property and other items, award plaintiffs their costs and reasonable attorneys' fees, grant an injunction making permanent the preliminary relief granted to plaintiffs, and refer defendant's ethical violations to the appropriate disciplinary body, as supplemented; and defendant having moved for an Order pursuant to CPLR 3211, 3212 and 3126, 5015(a)(3), and Judiciary Law § 750 et seq. for summary judgment dismissing the complaint, or alternatively, to compel disclosure, vacate the Court's prior Orders, and grant defendant his costs, attorneys' fees and sanctions; and defendant having demanded pro se that this Court recuse itself ; and the motions having regularly come to be heard at a term of this Court held at the Erie County Courthouse, Part 14, 92 Franklin Street, Buffalo, New York on June 20, 2000, August 2, 2000, August 24, 2000 and October 25, 2000 (and proof of service of the motions upon the parties having been made);

Upon reading and filing

Defendant's Notice of Motion for an Order Compelling Discovery, Depositions and a Discovery Schedule, dated December 30, 1999 ("Motion I"), with Affirmation of Rodger P. Doyle, Jr., sworn to December 30, 1999;

Plaintiffs' Notice of Cross-Motion to Strike the Answer and Enter a Protective Order, dated January 27, 2000 ("Motion II"), with Answering Affidavit of Philip C. Ackerman, sworn to January 26, 2000, Affidavit of Donna L. DeCarolis, sworn to January 26, 2000, Affidavit of Orval E. Smith, sworn to January 26, 2000, and Answering Affidavit of John G. Schmidt Jr., sworn to January 27, 2000;

Plaintiffs' Notice of Motion for Contempt, Partial Summary Judgment, a Permanent Injunction and Sanctions, dated January 31, 2000, with Appendix ("Motion III"), and Affidavit of Philip C. Ackerman, sworn to January 27, 2000, Affidavit of James Blizzard, sworn to January 28, 2000, Affidavit of Daniel R. Jay, sworn to January 31, 2000, In Camera Affidavit of Kenneth A. Manning, sworn to January 31, 2000, Affidavit of John G. Schmidt Jr., sworn to February 1, 2000, and Affidavit of Linda Volonino, sworn to February 2, 2000;

Plaintiffs' Supplemental Notice of Motion for Contempt, Partial Summary Judgment, a Permanent Injunction and Sanctions, dated May 16, 2000 ("Motion IV"), with Supplemental Affidavit of Philip C. Ackerman, sworn to May 16, 2000;

Defendant's Notice of Supplemental and/or Cross-Motions, dated May 22, 2000 ("Motion V"), with Affidavit of Rodger P. Doyle, Jr., sworn to May 22, 2000, Affidavit of Curtis W. Lee, sworn to May 22, 2000, Affidavit of Arthur Paul Reynolds, sworn to May 22, 2000, and Affidavit of Joan M. Winkelman, sworn to May 22, 2000;

Plaintiffs' Reply Affidavit of Donna L. DeCarolis, sworn to June 13, 2000, Affidavit of William Foster, sworn to June 13, 2000, Affidavit of Kenneth A. Manning, sworn to June 13, 2000, Reply Affidavit of Sarah J. Mugel, sworn to June 13, 2000, and Reply Affidavit of John G. Schmidt Jr., sworn to June 13, 2000;

Defendant's Affidavit of Rodger P. Doyle, Jr., sworn to June 16, 2000, and Reply Affidavit of Curtis W. Lee, sworn to June 16, 2000; and

Defendant's pro se Demand for the Recusal of Patrick NeMoyer in New York State Supreme (sic), dated October 24, 2000 ("Motion VI"), with the cover letter of Rodger P. Doyle, Jr., Esq., dated October 24, 2000;

and the exhibits attached thereto, and upon all the papers and proceedings herein; and

AFTER hearing Phillips, Lytle, Hitchcock, Blaine & Huber LLP (Kenneth A. Manning, Esq. and John G. Schmidt Jr., Esq., of counsel) in support of plaintiffs' motions and in

opposition to defendant's motions, and Hiscock & Barclay, LLP (Rodger P. Doyle, Jr., Esq., of counsel) in opposition to plaintiffs' motions and in support of defendant's motions; and the Court having made certain findings and conclusions on the record (transcripts annexed as Exs. A, B, C and D); and after due deliberation; it is hereby

DETERMINED that (1) this Court has jurisdiction over defendant and the subject matter of this action; (2) defendant was properly served with certified copies of this Court's written Orders and with plaintiffs' motions; (3) defendant had actual knowledge of the Court's Orders (as listed in this Order, at p. 5) and plaintiffs' motions; (4) defendant had the ability to comply with these Orders; (5) the Orders were never appealed and became the law of the case, with which defendant was mandated to comply; (6) defendant repeatedly violated these Orders; (7) defendant intentionally defeated, impaired, impeded or prejudiced the rights and remedies of plaintiffs; (8) defendant was an attorney who provided legal advice to one or more plaintiffs during his employment, including but not limited to the time period of 1991-1998, particularly in the area of compensation and benefits issues and continued to do so throughout his employment; (9) the subject matter of defendant's internal and external complaints and memoranda, from June 6, 1998 through February 14, 2000, relate in large part to issues defendant worked on as an attorney for one or more plaintiffs; and (10) the complaints and memoranda referenced in (9) above, and many of the items recovered by plaintiffs from defendant pursuant to the Court's various Orders, contain plaintiffs' "confidences" and "secrets," as those terms are defined under Disciplinary Rule 4-101(a); and it is hereby

ORDERED that Motion I is denied as moot; and it is further

ORDERED that Motions V and VI are denied; and it is further

ORDERED that Motion II is granted, defendant's Answer is stricken pursuant to CPLR 3103, 3126 and this Court's inherent power, because of defendant's conduct, and all of defendant's discovery demands and deposition notices are vacated, and plaintiffs' request for a Protective Order is therefore moot; and it is further

ORDERED that Motions III and IV are granted to the extent that this Court holds defendant in civil contempt for knowingly and repeatedly violating the (1) TRO; (2) Order regarding Annual Stockholders Meeting, entered February 17, 1999 ("February 17 Order"); (3) Order of Seizure; (4) Preliminary Order Sealing Record, entered June 4, 1999; (5) Order regarding computer inspection and directing defendant to provide affidavit, privilege log and Plaintiffs' Property, entered June 4, 1999 ("June 4 Order"); (6) Order regarding CPLR 7112 Examination of Defendant, entered June 10, 1999 ("June 10 Order"); (7) Order Sealing Record, entered July 9, 1999; and it is further

CONCLUDED as a matter of law that: (1) defendant violated the TRO by using and disclosing Plaintiffs' Property to the Wall Street Journal after entry of the TRO. This is based on the Affidavit of Donna DeCarolis and defendant's inability to recall at the deposition what he discussed with the Wall Street Journal and when; (2) defendant violated the February 17 Order, as defendant's own affidavit acknowledges that he went beyond the scope of the proxy statement, dated December 31, 1998, at the February 1999 Annual Stockholders Meeting; (3) defendant violated the TRO and Order of Seizure by using Plaintiffs' Property in memoranda addressed to plaintiffs' directors, specifically those memoranda dated March 24, 1999, June 20, 1999, September 13, 1999, December 5, 1999, December 14, 1999 and February 14, 2000; (4)

defendant violated the TRO and Order of Seizure by intentionally deleting records by his own admission and failing to timely surrender documents or timely submit a complete log of documents; (5) defendant violated the TRO, Order of Seizure, and Order Sealing Records by using and disclosing Plaintiffs' Property at the February 2000 Annual Stockholders Meeting; (6) defendant violated the TRO, Order of Seizure, and June 4 Order by intentionally overwriting the Unicom letter and attempting to conceal it from plaintiffs; (7) defendant violated the TRO and Order of Seizure by submitting his June 1999 letter to the SEC. Defendant knew he was acting in violation of the TRO, but believed his conduct was justified or required by law or disciplinary rules. However, defendant could have sought ex parte permission from Justice Sconiers to use Plaintiffs' Property for this purpose, but failed to do so. This violation was willful; (8) defendant violated the TRO, Order of Seizure, the June 4 Order, and the June 10 Order by concealing the June 1999 SEC letter from plaintiffs intentionally and willfully; (9) defendant violated the TRO and Order of Seizure by discussing the content of his SEC letters with the media; (10) the Court finds defendant violated the TRO, Order of Seizure, and Preliminary Order Sealing Record by disclosing Plaintiffs' Property through filing the Federal Court Complaint pro se, and not serving plaintiffs for a significant period of time. The Federal Court action was commenced merely to disseminate sealed information, which is demonstrated by defendant's failure to request, even in camera, permission from the State Court to file the Complaint, and by disclosing the filing to non-parties; (11) defendant violated the TRO, Order of Seizure, June 4 Order, and June 10 Order by delivering material to the Buffalo News and the New York Times and testifying falsely and evasively when questioned; (12) defendant violated the Order of Seizure, June 4 Order, and June 10 Order by leaving the state without seeking Court permission or plaintiffs' consent to delay the

Court-ordered examination. Justice Sconiers stated that his actions were non-compliant. His medical explanation was not offered until he failed to appear at the scheduled dates; and (13) defendant violated the TRO and Order of Seizure by using and refusing to surrender Plaintiffs' Property and the 1995 employee telephone book; and it is further

ORDERED that partial summary judgment is granted on the two causes of action for conversion stated in the Complaint in that the liability of defendant to plaintiffs for conversion is established as a matter of law and a Permanent Injunction shall issue; and it is further

ORDERED that plaintiffs have submitted an application for an award of their costs and reasonable attorneys' fees and expenses incurred as a result of defendant's refusal to surrender all items of Plaintiffs' Property, delays, dilatory and contumacious conduct, violations of the Court's Orders, and contempt of the Court's Orders, and plaintiffs' motions herein and fee application; and it is further

ORDERED that defendant is permanently enjoined and restrained from disclosing, using for his own benefit or the benefit of others, destroying or otherwise disposing of, reproducing, copying, extracting or compiling information from any and all records, documents and confidential or secret information, including but not limited to memoranda, reports, legal files, personnel records, executive compensation files, drafts, summaries, telephone logs, notes, computerized records, diskettes and writings of any kind, or copies thereof, or handwritten or typed notes or compilations therefrom, pertaining to plaintiffs, their directors, officers, employees and businesses, that were obtained by, prepared by, or became known to defendant as a result of his employment by plaintiffs or his internal and external complaints

(defined as "Plaintiffs' Property"), except those items which are specifically identified in Headings I and II to the Appendix (Ex. D) annexed to this Order (defined as "Other Items") that are also publicly-available and acquired by defendant in his role as a shareholder or rate-payer; and it is further

ORDERED that defendant is directed to surrender to plaintiffs within 15 days of entry and service of this Order any and all items of, or containing, Plaintiffs' Property that remain in his, or his counsel's, possession or control, except the Other Items; and it is further

ORDERED that certain Other Items which defendant asserts are his property, attorney work product, attorney-client communications, or material prepared in anticipation of litigation, including all copies thereof, or handwritten or typed notes or compilations therefrom (Appendix, Heading I), shall be surrendered to defendant's counsel and secured in the sole possession of defendant's counsel, under seal, without access by defendant or any other person or entity. The only exception to the preceding sentence shall be that defendant may have access to the Other Items referenced in this paragraph only to the extent that defendant's access complies with D.R. 4-101, the Permanent Injunction and the Order Sealing Record. All Other Items referenced in this paragraph (including existing copies, handwritten or typed notes, and compilations) are subject to the Permanent Injunction. This paragraph is without waiver by plaintiffs or determination by this Court that the Other Items referenced in this paragraph are subject to any privilege or protection asserted by defendant; and it further

ORDERED that those items listed in the Appendix (Heading III) shall be secured in the possession of plaintiffs' counsel, under seal, without further access by plaintiffs or any other person or entity. Plaintiffs' counsel shall provide legible copies of these documents to

defendant's counsel within 15 days of entry and service of this Order, and the copies shall be deemed the Other Items referenced in the preceding paragraph; and it is further

ORDERED that, until further Order of this Court, plaintiffs' counsel and defendant's counsel shall each preserve and maintain in their possession all items subject to this Order (all of which shall be Bates numbered), along with an index or log identifying all of these items, with such index also provided to opposing counsel; and it is further

ORDERED that Motions III and IV are otherwise denied without prejudice.

J.S.C.

Justice Patrick NeMoyer

ENTER:

GRANTED
OCT 31 2000
COURT CLERK
ROBERT ADAMSKI

BFLO Doc # 1012149.6


SEAL OF
ERIE
COUNTY
STATE
OF
NEW YORK

STATE OF NEW YORK, COUNTY OF ERIE, ss:

I, DAVID J. SWARTS Clerk of said County, and also Clerk of Supreme and County Courts of said County, do hereby certify that I have compared the annexed copy with the original, ORDER filed in my office and that the same is a correct transcript there from and of the whole of said original.

WITNESS my hand and seal of said County and Courts on day of JUN 20 2001

COUNTY CLERK

EXHIBIT 3

[821 NYS2d 682]

In the Matter of CURTIS W. LEE, an Attorney, Respondent. GRIEVANCE COMMITTEE OF THE EIGHTH JUDICIAL DISTRICT, Petitioner.

Fourth Department, July 7, 2006

SUMMARY

DISCIPLINARY PROCEEDINGS instituted by the Grievance Committee of the Eighth Judicial District. Respondent was admitted to the bar on February 18, 1981 at a term of the Appellate Division of the Supreme Court in the Fourth Judicial Department.

HEADNOTE

Attorney and Client — Disciplinary Proceedings

Respondent attorney, who disclosed to news media, directors and officers of various governmental agencies and law enforcement agencies certain confidences and secrets learned during the course of his employment in violation of court orders obtained by his former employer, and continued to make disclosures of confidential information, resulting in an order of Supreme Court holding respondent in civil and criminal contempt, was guilty of professional misconduct (Code of Professional Responsibility DR 4-101 [b] [22 NYCRR 1200.19 (b)]; DR 7-106 [a] [22 NYCRR 1200.37 (a)]). Under the totality of circumstances, including that respondent was in failing health and retired from the practice of law, that the improper disclosures by respondent occurred in the context of civil litigation commenced by his former employer in which he was a pro se litigant, that he had a sincere, although misguided, belief that the disclosures were necessary and appropriate, and that he already incurred fines and sanctions in excess of $500,000, respondent was censured.

RESEARCH REFERENCES

By the Publisher's Editorial Staff

AM JUR 2d, Attorneys at Law §§ 45, 56, 114, 137.

CARMODY-WAIT 2d, Officers of Court §§ 3:248, 3:277, 3:279, 3:280, 3:328, 3:330.

22 NYCRR 1200.19 (b); 1200.37 (a).

NY JUR 2d, Attorneys at Law §§ 154, 155, 328, 400, 403, 405.

ANNOTATION REFERENCE

See ALR Index under Attorney or Assistance of Attorney; Contempt; Discipline and Disciplinary Actions.

FIND SIMILAR CASES ON WESTLAW®

Database: NY-ORCS

Query: censured & contempt /p disclos! & mitigat!

APPEARANCES OF COUNSEL

Andrea E. Tomaino, Associate Counsel, Seventh Judicial District Grievance Committee, Rochester, for petitioner.

W. Ross Scott, Andover, for respondent.

OPINION OF THE COURT

Per Curiam.

Respondent was admitted to the practice of law by this Court on February 18, 1981, and was formerly employed as a staff attorney for National Fuel Gas Company (NFG). The Grievance Committee filed an amended petition charging respondent with acts of misconduct, including engaging in illegal conduct, arising from his conduct as a pro se litigant in an action commenced against him by NFG. Respondent filed an answer admitting the factual allegations of the petition.

Respondent has admitted that, following the termination of his employment with NFG and in violation of court orders obtained by NFG, he disclosed to news media, directors and officers of various governmental agencies and law enforcement agencies certain confidences and secrets learned during the course of his employment. He has further admitted that, notwithstanding an order of Supreme Court holding him in civil contempt of court for those improper disclosures, he continued to make disclosures of confidential information of NFG, resulting in an order of Supreme Court holding respondent in civil and criminal contempt. In the two contempt proceedings, Supreme Court found that respondent had violated prior court orders a total of 83 times; the findings of civil and criminal contempt were upheld on appeal by this Court (*Data-Track Account Servs., Inc. v Lee*, 17 AD3d 1115 [2005], *lv dismissed* 5 NY3d 849 [2005]; *Data-Track Account Servs. v Lee*, 291 AD2d 827 [2002], *lv dismissed* 98 NY2d 727 [2002], *rearg denied* 99 NY2d 532 [2002]).

We conclude that respondent violated the following Disciplinary Rules of the Code of Professional Responsibility:

DR 1-102 (a) (3) (22 NYCRR 1200.3 [a] [3])—engaging in illegal conduct that adversely reflects on his honesty, trustworthiness or fitness as a lawyer;

DR 1-102 (a) (5) (22 NYCRR 1200.3 [a] [5])—engaging in conduct that is prejudicial to the administration of justice;

DR 1-102 (a) (7) (22 NYCRR 1200.3 [a] [7])—engaging in conduct that adversely reflects on his fitness as a lawyer;

DR 4-101 (b) (1) (22 NYCRR 1200.19 [b] [1])—knowingly revealing a confidence or secret of a client;

DR 4-101 (b) (2) (22 NYCRR 1200.19 [b] [2])—knowingly using a confidence or secret of a client to the disadvantage of the client; and

DR 7-106 (a) (22 NYCRR 1200.37 [a])—disregarding a ruling of a tribunal made in the course of a proceeding.

We have considered the mitigating factors submitted by respondent, including that he is in failing health and that he has retired from the practice of law. Additionally, we have considered that the improper disclosures by respondent occurred in the context of civil litigation commenced by his former employer in which he was a pro se litigant. Finally, we note that respondent had a sincere, although misguided, belief that the disclosures were necessary and appropriate, and he has already incurred fines and sanctions in excess of $500,000. Accordingly, after consideration of all of the factors in this matter, we conclude that respondent should be censured.

Pigott, Jr., P.J., Hurlbutt, Kehoe, Martoche and Smith, JJ., concur.

Order of censure entered.

EXHIBIT 4

NATIONAL FUEL GAS COMPANY

Notice of Annual Meeting
and
Proxy Statement

Annual Meeting of Stockholders
to be held on
February 15, 2007

NATIONAL FUEL GAS COMPANY

6363 MAIN STREET
WILLIAMSVILLE, NEW YORK 14221

January 12, 2007

Dear Stockholder:

We are pleased to invite you to join us at the Annual Meeting of Stockholders of National Fuel Gas Company. The meeting will be held at 10:00 A.M. local time on Thursday, February 15, 2007, at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah 84060. The matters on the agenda for the meeting are outlined in the enclosed Notice of Meeting and Proxy Statement.

So that you may elect Company directors and secure the representation of your interests at the Annual Meeting, we urge you to vote your shares. The preferred method of voting is by telephone as described on the proxy card. This method is both convenient for you and reduces the expense of soliciting proxies for the Company. If you prefer not to vote by telephone, please complete, sign and date your proxy card and mail it in the envelope provided. The Proxies are committed by law to vote your proxy as you designate.

If you plan to be present at the Annual Meeting, please respond to the question if you vote by telephone, or check the "WILL ATTEND MEETING" box on the proxy card. Whether or not you plan to attend, please vote your shares by telephone or complete, sign, date and promptly return your proxy card so that your vote may be counted. If you do attend and wish to vote in person, you can revoke your proxy by giving written notice to the Secretary of the meeting and/or the Trustee (as described on the first page of this proxy statement), and/or by casting your ballot at the meeting.

Coffee will be served at 9:30 A.M. and I look forward to meeting with you at that time.

Please review the proxy statement and take advantage of your right to vote.

Sincerely yours,

Philip C. Ackerman
Chairman of the Board of Directors,
and Chief Executive Officer

NATIONAL FUEL GAS COMPANY

6363 MAIN STREET
WILLIAMSVILLE, NEW YORK 14221

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

to be held on February 15, 2007

To the Stockholders of National Fuel Gas Company:

Notice is hereby given that the Annual Meeting of Stockholders of National Fuel Gas Company will be held at 10:00 A.M. local time on Thursday, February 15, 2007, at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah 84060. At the meeting, action will be taken with respect to:

(1) the election of directors;

(2) the appointment of an independent registered public accounting firm;

(3) the approval of the Annual At Risk Compensation Incentive Program;

(4) the approval of amendments to the 1997 Award and Option Plan;

(5) the adoption of, if presented at the meeting, a shareholder proposal which the Board of Directors OPPOSES;

and such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on December 18, 2006, will be entitled to vote at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

ANNA MARIE CELLINO
Secretary

January 12, 2007

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the meeting, and whatever the number of shares you own, please vote your shares by telephone as described on the proxy/voting instruction card and reduce National Fuel Gas Company's expense in soliciting proxies. Alternatively, you may complete, sign, date and promptly return the enclosed proxy/voting instruction card. Please use the accompanying envelope, which requires no postage if mailed in the United States.

NATIONAL FUEL GAS COMPANY
6363 MAIN STREET
WILLIAMSVILLE, NEW YORK 14221

PROXY STATEMENT

This proxy statement is furnished to the holders of National Fuel Gas Company ("Company") common stock ("Common Stock") in connection with the solicitation of proxies on behalf of the Board of Directors of the Company for use at the Annual Meeting of Stockholders to be held on February 15, 2007, or any adjournment thereof. This proxy statement and the accompanying proxy/voting instruction card are first being mailed to stockholders on or about January 12, 2007.

All costs of soliciting proxies will be borne by the Company. Morrow & Co., Inc., 445 Park Avenue, New York, New York 10022, has been retained to assist in the solicitation of proxies by mail, telephone, and electronic communication and will be compensated in the estimated amount of $8,500 plus reasonable out-of-pocket expenses. Approximately six (6) employees from Morrow & Co., Inc. will assist in the solicitation of proxies.

Only stockholders of record at the close of business on December 18, 2006, will be eligible to vote at this meeting or any adjournment thereof. As of that date, 82,482,190 shares of Common Stock were issued and outstanding. The holders of 41,241,096 shares will constitute a quorum at the meeting.

Each share of Common Stock entitles the holder thereof to one vote with respect to each matter that is subject to a vote at the meeting. All shares that are represented by effective proxies received by the Company in time to be voted will be voted at the meeting or any adjournment thereof. Where stockholders direct how their votes shall be cast, shares will be voted in accordance with such directions. Proxies submitted with abstentions and broker non-votes will be included in determining whether or not a quorum is present. Abstentions and broker non-votes will not be counted in tabulating the number of votes cast on proposals submitted to stockholders and therefore will have no effect on the outcome of the votes.

The proxy also confers discretionary authority to vote on all matters that may properly come before the Annual Meeting of Stockholders, or any adjournment thereof, respecting (i) matters of which the Company did not have timely notice but that may be presented at the meeting; (ii) approval of the minutes of the prior meeting; (iii) the election of any person as a director if a nominee is unable to serve or for good cause will not serve; (iv) any shareholder proposal omitted from this proxy statement pursuant to Rule 14a-8 or 14a-9 of the Securities and Exchange Commission's proxy rules, and (v) all matters incident to the conduct of the meeting.

Any stockholder giving a proxy may revoke it at any time prior to the voting thereof by mailing a revocation or a subsequent proxy to Anna Marie Cellino at the above address, by filing written revocation at the meeting with Mrs. Cellino, secretary of the meeting, or by casting a ballot.

If you are a participant in the Company's Employee Stock Ownership Plan or Tax-Deferred Savings Plans, and the accounts are registered in the same name, the proxy card will also serve as a voting instruction for the Trustee of those Plans. All shares of Company Stock for which the Trustee has not received timely directions shall be voted by the Trustee in the same proportion as the shares of Company Stock for which the Trustee received timely directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA. If the proxy/voter instruction card is returned signed but without directions marked for one or more items, regarding the unmarked items you are instructing the Trustee and the Proxies to vote FOR items 1, 2, 3 and 4 and vote AGAINST item 5. Participants in the Plan(s) may also provide those voting instructions by telephone. Those instructions may be revoked by written notice to Vanguard Fiduciary Trust Company, Trustee for the Company's Tax-Deferred Savings Plans and the Employee Stock Ownership Plan, on or before February 12, 2007 at the following address:

National Fuel Gas Company
c/o The Bank of New York
P.O. Box 11107
New York, NY 10203-0107

Enclosed is a copy of the Company's Annual Report and Form 10-K for the fiscal year ended September 30, 2006, which includes financial statements. The Company will furnish any exhibit to the Form 10-K upon request to the Secretary at the Company's principal office, and upon payment of $5 per exhibit.

1. ELECTION OF DIRECTORS

Five directors are to be elected at this Annual Meeting. The nominees for the five directorships are: Philip C. Ackerman, Stephen E. Ewing, Craig G. Matthews, Richard G. Reiten and David F. Smith. Messrs. Ackerman, Matthews and Reiten are all currently directors of the Company.

The Company's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes, and that these three classes shall be as nearly equal in number as possible. (A class of directors is the group of directors whose terms expire at the same annual meeting of stockholders.) Accordingly, Messrs. Ackerman, Mathews, Reiten and Smith have been nominated for terms of three years, and Mr. Ewing has been nominated for a term of two years.

It is intended that the Proxies will vote for the election of Messrs. Ackerman, Ewing, Matthews, Reiten and Smith as directors, unless they are otherwise directed by the stockholders. Although the Board of Directors has no reason to believe that any of the nominees will be unavailable for election or service, stockholders' proxies confer discretionary authority upon the Proxies to vote for the election of another nominee for director in the event any nominee is unable to serve or for good cause will not serve. Messrs. Ackerman, Ewing, Matthews, Reiten and Smith have consented to being named in this proxy statement and to serve if elected.

The affirmative vote of a plurality of the votes cast by the holders of shares of Common Stock entitled to vote is required to elect each of the nominees for director.

Pages 3 through 5 contain information concerning the five nominees for director, as well as the five directors of the Company whose current terms will continue after the 2007 Annual Meeting, including information with respect to their principal occupations and certain other positions held by them.

Last year all directors attended the Annual Meeting of Stockholders, and they are expected to do so this year. A meeting of the Board of Directors will take place on the same day and at the same place as the Annual Meeting of Stockholders this year (and probably future years), and directors are expected to attend all meetings. If a director is unable to attend a Board meeting in person, participation by telephone is permitted, and in that event the director may not be physically present at the Annual Meeting of Stockholders.

The Board of Directors Recommends a Vote FOR the Election of Messrs. Ackerman, Matthews, Reiten, Smith and Ewing

Name and Year Became a Director of the Company	Age(1)	Principal Occupation
		Nominees for Election as Directors For Three-Year Terms to Expire in 2010
Philip C. Ackerman 1994	63	Chief Executive Officer of the Company since October 2001. Appointed as Chairman of the Board effective January 3, 2002. President of the Company from July 1999 until February 2006. Senior Vice President of the Company from June 1989 until July 1999 and Vice President from 1980 to June 1989. President of National Fuel Gas Distribution Corporation (2) from October 1995 until July 1999 and Executive Vice President from June 1989 to October 1995. Executive Vice President of National Fuel Gas Supply Corporation (2) from October 1994 to March 2002. President of Seneca Resources Corporation (2) from June 1989 to October 1996. President of Horizon Energy Development, Inc. (2) since September 1995 and certain other non-regulated subsidiaries of the Company since prior to 1992.
Craig G. Matthews 2005	63	Former President, CEO and Director of NUI Corporation, a diversified energy company acquired by AGL Resources Inc. on November 30, 2004, from February 2004 until December 2004. Former Vice Chairman and Chief Operating Officer and Director of KeySpan Corporation (previously Brooklyn Union Gas Co.) until March 2002. Director of Hess Corporation (formerly Amerada Hess Corporation) since 2002. Chairman of the Board of Trustees, Polytechnic University, and Director since 1996.
Richard G. Reiten.......... 2004	67	Chairman from September 2000 through February 2005 and Director since March 1996 of Northwest Natural Gas Company, a natural gas local distribution company headquartered in Portland, Oregon. Chief Executive Officer of Northwest Natural Gas Company from January 1997 until December 2002 and President from January 1996 through May 2001. Director of BlueCross BlueShield of Oregon and The Regence Group since 1995. Director of Associated Electric and Gas Insurance Services Limited since 1997. Director of US Bancorp since 1998, Building Materials Holding Corp. since 2001 and IDACORP Inc. since January 2004.
David F. Smith	53	President and Chief Operating Officer of the Company since February 2006, Vice President from April 2005 until February 2006. President of National Fuel Gas Supply Corporation (2) since April 2005, Senior Vice President from June 2000 until April 2005. President of National Fuel Gas Distribution Corporation (2) from July 1999 to April 2005, Senior Vice President from January 1993 until July 1999. Also president of Empire State Pipeline (2) and various non-regulated subsidiaries of the Company.

(1) As of February 15, 2007.

(2) Wholly-owned subsidiary of the Company.

Name and Year Became a Director of the Company	Age(1)	Principal Occupation
		Nominee for Election as Director For a Two-Year Term to Expire in 2009
Stephen E. Ewing	62	Vice Chairman of DTE Energy, a Detroit-based diversified energy company involved in the development and management of energy-related businesses and services nationwide, from November 1, 2005 until December 31, 2006. Group President, Gas Division, DTE Energy from June 1, 2001 until November 1, 2005. Former president and chief operating officer of MCN Energy Group, Inc. Former president and chief executive officer of Michigan Consolidated Gas Co. (MichCon), a natural gas utility. MichCon is a principal operating subsidiary of DTE Energy as a result of the 2001 merger of DTE Energy and MCN Energy Group, Inc. Chairman of the Board of Directors of the American Gas Association for 2006 and past chairman of the Midwest Gas Association and the Natural Gas Vehicle Coalition.

Name and Year Became a Director of the Company	Age(1)	Principal Occupation
		Directors Whose Terms Expire in 2009
R. Don Cash 2003	64	Chairman Emeritus since May 2003, and Board Director since May 1978, of Questar Corporation (Questar), an integrated natural gas company headquartered in Salt Lake City, Utah. Chairman of Questar from May 1985 to May 2003. Chief Executive Officer of Questar from May 1984 to May 2002 and President of Questar from May 1984 to February 1, 2001. Director of Zions Bancorporation since 1982 and Associated Electric and Gas Insurance Services Limited since 1993. Director of Texas Tech University Foundation since November 2002 and TODCO (The Offshore Drilling Company) since May 2004. Former trustee, until September 2002, of the Salt Lake Organizing Committee for the Olympic Winter Games of 2002.
George L. Mazanec 1996	70	Former Vice Chairman, from 1989 until October 1996, of PanEnergy Corporation, Houston, Texas, a diversified energy company (now part of Duke Energy Corporation). Advisor to the Chief Operating Officer of Duke Energy Corporation from August 1997 to 2000. Director of TEPPCO, LP from 1992 to 1997, Director of Northern Border Pipeline Company Partnership from 1993 to 1998 and Director of Westcoast Energy Inc. from 1998 to 2002. Director of Dynegy Inc. since May 2004. Director of the Northern Trust Bank of Texas, NA and Associated Electric and Gas Insurance Services Limited. Former Chairman of the Management Committee of Maritimes & Northeast Pipeline, L.L.C. Member of the Board of Trustees of DePauw University since 1996.

(1) As of February 15, 2007.

Name and Year Became a Director of the Company	Age(1)	Principal Occupation
		Directors Whose Terms Expire in 2008
Robert T. Brady 1995	66	Chairman of Moog Inc., a manufacturer of motion control systems and components, since February 1996. President and Chief Executive Officer of Moog Inc. since 1988 and Board member since 1981. Director of Astronics Corporation, M&T Bank Corporation and Seneca Foods Corporation. Director of Acme Electric Corporation from 1989 to November 2001.
Rolland E. Kidder.......... 2002	66	Executive Director of the Robert H. Jackson Center, Inc. in Jamestown, New York since 2002. Former Chairman and President of Kidder Exploration, Inc., an independent Appalachian oil and gas company, from 1984 to 1994. An elected member of the New York State Assembly from 1975 to 1982. Trustee of the New York Power Authority from 1983 to 1993. On the Dean's Advisory Council of the University at Buffalo School of Law from 1996 to 2001. From 1994 until 2001, Vice President and investment advisor for P.B. Sullivan & Co., Inc.
John F. Riordan 2000	71	President and CEO from April 2000 to December 2005 of GTI (the Gas Technology Institute), a not-for-profit research and educational institution, Des Plaines, Illinois. Vice Chairman of KN Energy, Inc. from February 1998 to February 1999. President and CEO of MIDCON Corporation from October 1988 to January 1998. Director of Nicor Inc. since 2001.

(1) As of February 15, 2007.

Director Independence

The Board of Directors has determined that directors Brady, Cash, Kidder, Matthews, Mazanec, Reiten and Riordan are independent, and that Mr. Ackerman, Chairman and Chief Executive Officer of the Company, is not. The Board's determinations of director independence were made in accordance with the Director Independence Guidelines adopted by the Board and included in this Proxy Statement as Appendix A. Generally, Appendix A provides that, in order for a director to be considered independent, the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company or any subsidiary, after consideration of all relevant facts and circumstances not merely from the standpoint of the director, but also from that of persons or entities with which the director has an affiliation. Specifically, Appendix A sets out seven specific circumstances in which a director will not be considered independent, and three categorical types of commercial or charitable relationships that will not be considered material relationships for purposes of determining whether a director is independent. Appendix A also sets out four types of independence-related disclosures the Company will continue to make. The Board is not aware of any circumstance that would prevent the Board from determining, after his election, that Mr. Ewing is independent. Mr. Smith, as President and Chief Operating Officer of the Company, would not be independent.

Non-management directors meet at regularly scheduled executive sessions without management. The sessions are chaired by Robert T. Brady. Communications to Mr. Brady, to the non-management directors as a group, or to the entire Board, should be addressed as follows: Robert T. Brady, Moog, Inc., P.O. Box 18, East Aurora, New York 14052. For the present, all shareholder communications addressed in that manner will go directly to the indicated directors. If the volume of communication becomes such that the Board adopts a process for determining which communications will be relayed to Board members, that process will appear on the Company's website at www.nationalfuelgas.com.

Meetings of the Board of Directors and Standing Committees

During the Company's fiscal year ended September 30, 2006 ("fiscal 2006"), there were six meetings of the Board of Directors and one additional meeting that was a strategic planning session. In addition, certain directors attended meetings of standing or pro tempore committees. The Audit Committee held nine meetings, the Compensation Committee held six meetings, the Executive Committee did not have any meetings, and the Nominating/Corporate Governance Committee held three meetings. During fiscal 2006, all incumbent directors attended at least 75% of the aggregate of meetings of the Board and of the committees of the Board on which they served, except for Robert T. Brady, who attended 73.3% of the meetings.

The table below shows the number of meetings conducted in fiscal 2006 and the Directors who currently serve on these committees.

	BOARD COMMITTEES			
DIRECTOR	Audit	Nominating/ Corporate Governance	Compensation	Executive
Philip C. Ackerman				X (Chair)
Robert T. Brady		X (Chair)	X	X
R. Don Cash	X	X	X	
Rolland E. Kidder	X			
Craig G. Matthews	X (Chair)			
George L. Mazanec	X		X (Chair)	X
Richard G. Reiten	X	X		
John F. Riordan		X	X	X
Fiscal 2006 Meetings	9	3	6	0

Audit

The Audit Committee is a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee held nine meetings during fiscal 2006 in order to review the scope and results of the annual audit, to receive reports of the Company's independent registered public accounting firm and chief internal auditor, and to prepare a report of the committee's findings and recommendations to the Board of Directors. The members of the committee are independent as independence for audit committee members is defined in the New York Stock Exchange's (NYSE) listing standards applicable to the Company, in Securities Exchange Commission (SEC) regulations, and in the Company's Director Independence Guidelines. No Audit Committee member simultaneously serves on Audit Committees of more than three public companies. The Board limits Audit Committees on which an Audit Committee member serves to three, unless the Board has determined that such simultaneous service would not impair the ability of such members to serve effectively. The Company's Board of Directors has determined that the Company has at least two audit committee financial experts (as defined by Securities and Exchange Commission (SEC) regulations) serving on its Audit Committee, namely Messrs. Matthews and Mazanec.

In connection with its review of the Company's internal audit function, the Audit Committee in 2006 had a Quality Assessment performed by a consulting firm that concluded that the Company's Audit Services Department conducts its audits in accordance with the Institute of Internal Auditors *International Standards for the Professional Practice of Internal Auditing* (the Standards). Under the Standards, external Quality Assessments should be conducted at least once every five years.

Further information relating to the Audit Committee appears in this proxy statement under the headings "Audit Fees" and "Audit Committee Report." A current copy of the charter of the committee is included in this Proxy Statement as Appendix B, and is also available to security holders on the Company's website at www.nationalfuelgas.com, and in print to stockholders who request a copy from the Company's Secretary at its principal office.

Compensation

The Compensation Committee held six meetings during fiscal 2006 in order to review and determine the compensation of Company executive officers, to review reports and to award stock options and At Risk Program awards. The members of the committee are independent as independence is defined in the NYSE Listing Standards applicable to the Company, SEC regulations, and in the Company's Director Independence Guidelines. The committee also administers the Company's 1993 Award and Option Plan, 1997 Award and Option Plan, Annual At Risk Compensation Incentive Program, and the National Fuel Gas Company Performance Incentive Program. A current copy of the charter of the committee is available to security holders on the Company's website at www.nationalfuelgas.com and is available in print to stockholders who request a copy from the Company's Secretary at its principal office.

Executive

There were no meetings of the Executive Committee during fiscal 2006. The committee has and may exercise the authority of the full Board except as prohibited by New Jersey corporate law (N.J.S.A.§14A:6-9).

Nominating/Corporate Governance

All the members of the Nominating/Corporate Governance Committee are independent, as independence for nominating committee members is defined in the NYSE listing standards applicable to the Company, SEC regulations, and in the Company's Director Independence Guidelines. The committee makes recommendations to the full Board on nominees for the position of director. The committee also has duties regarding corporate governance matters as required by law, regulation or NYSE rules. Stockholders may recommend individuals to the committee to consider as potential nominees. Mr. Ewing was originally proposed as a nominee by Mr. Ackerman, the Company's Chief Executive Officer, and was recommended by several non-management directors.

The committee's charter provides for the committee to develop and recommend to the Board criteria for selecting new director nominees and evaluating unsolicited nominations, which are included in this proxy statement as part of the Company's Corporate Governance Guidelines (included in this proxy statement as Appendix C, available to security holders on the Company's website at www.nationalfuelgas.com, and available in print to stockholders who request a copy from the Company's Secretary at its principal office). A current copy of the charter of the committee is available to security holders on the Company's website at www.nationalfuelgas.com and is available in print to stockholders who request a copy from the Company's Secretary at its principal office. Appendix C also addresses the qualifications and skills the committee believes necessary for a director, and the committee's consideration of shareholder recommendations for director. Shareholder recommendations identifying a proposed nominee and setting out his or her qualifications should be delivered to the Company's Secretary at its principal office no later than September 10, 2007 to be eligible for consideration for the February 2008 Annual Meeting of Stockholders.

Charitable Contributions by Company

Within the preceding three years, the Company did not make any contributions to any charitable organization in which a director served as executive officer which exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

Compensation Committee Interlocks and Insider Participation

There are no "Compensation Committee interlocks" or "insider participation" which SEC regulations or NYSE listing standards require to be disclosed in this proxy statement.

Code of Business Conduct and Ethics

The Company's Code of Business Conduct and Ethics is available on the Company's website at www.nationalfuelgas.com and is available in print to stockholders who request it from the Company's Secretary at its principal office.

Related Party Transaction

In July of 1999, more than three years before the September 2002 election of Mr. Rolland Kidder to the Company's Board of Directors, his son Mr. Jonathan Kidder was hired by a subsidiary of the Company. Mr. Jonathan Kidder accepted a non-executive supervisory position as an Associate Programmer in the Information Services Department and was promoted twice before his father joined the Board. He is a married adult who does not reside in his father's household, and a graduate of Miami University in Ohio with a Bachelor of Science Degree in Business with a dual major in General Business and Management Information Systems. His current position is as a Systems Analyst.

In fiscal 2006, the value of total compensation to Mr. Jonathan Kidder (base salary, bonus and estimated value of benefits) exceeded $60,000, but was less than $100,000. This makes his continued employment a related party transaction for purposes of SEC disclosure requirements. Mr. Rolland Kidder is an independent director for all purposes under applicable NYSE and SEC rules, and also under the Company's Director Independence Guidelines included in this proxy statement as Appendix A.

Directors' Compensation

The Retainer Policy for Non-Employee Directors (the "Retainer Policy"), which replaced both the Board's preexisting retainer policy and the Retirement Plan for Non-Employee Directors (the "Directors' Retirement Plan"), was approved at the 1997 Annual Meeting of Stockholders. Directors who are not Company employees or retired employees do not participate in any of the Company's employee benefit or compensation plans. Directors who are current employees receive no compensation for serving as directors. Only non-employee directors (including retired employee directors, if there were any) are covered by the Retainer Policy, under which directors are paid in money plus an amount of common stock adjusted from time to time.

In fiscal 2006, pursuant to the current Retainer Policy, non-employee directors were each paid an annual retainer of $26,000 and 1,200 shares of Common Stock. Common Stock issued to non-employee directors under the Retainer Policy is nontransferable until the later of two years from issuance or six months after the recipient's cessation of service as a director of the Company.

Non-employee directors were each paid a fee of $1,800 for each Board meeting and $1,800 for each Committee meeting attended in person or by telephone. Non-employee directors were each paid an additional annual retainer fee of $7,500 if appointed as Chairman of any committee; accordingly, Messrs. Brady, Matthews and Mazanec each received an additional annual retainer fee of $7,500 during fiscal 2006.

Benefit accruals under the Directors' Retirement Plan ceased for each current non-employee director on December 31, 1996. All such directors who were eligible vested in their Directors' Retirement Plan benefits at that time, and will receive their accrued Directors' Retirement Plan benefits under its terms. People who first become directors after February 1997 are not eligible to receive benefits under the Directors' Retirement Plan. The Directors' Retirement Plan pays an annual retirement benefit equal to 10% of the annual retainer in effect on December 31, 1996 ($18,000/year) multiplied by the number of full years of service prior to January 1, 1997, but not to exceed 100% of that annual retainer. The retirement benefit would begin upon the later of the date of the director's retirement or the date the director turns age 70, and continue until the earlier of the expiration of ten years or the death of the director.

AUDIT FEES

In addition to retaining PricewaterhouseCoopers LLP to report upon the annual consolidated financial statements of the Company for 2006, the Company retained PricewaterhouseCoopers LLP to provide

various non-audit services in 2006. The aggregate fees billed for professional services by PricewaterhouseCoopers LLP for each of the last two years were as follows:

	2005	2006
Audit Fees(1)	$1,048,437	$1,213,093
Audit-Related Fees(2)	$ 118,320	$ 4,848
Tax Fees		
Tax advice and planning(3)	$ 73,459	$ 5,500
Tax compliance(4)	$ 124,800	$ 86,949
Other Fees(5)	$ 0	$ 1,500
TOTAL	$1,365,016	$1,311,890

(1) Audit Fees include audits of consolidated financial statements and internal control over financial reporting, reviews of financial statements included in quarterly Forms 10-Q, comfort letters and consents, and audits of certain of the Company's wholly owned subsidiaries to meet statutory or regulatory requirements.

(2) Audit-Related Fees include audits of certain of the Company's wholly-owned subsidiaries not required by statute or regulation, and consultations concerning technical financial accounting and reporting standards and implementation of the Sarbanes-Oxley Act.

(3) Tax advice and planning includes consultations on various federal, state and foreign tax matters.

(4) Tax compliance includes tax return preparation and tax audit assistance.

(5) Other Fees relate to permissible fees other than those described above and include the software licensing fee for an accounting and financial reporting research tool.

The Audit Committee's charter (included in the Proxy Statement as Appendix B and available on the Company's website at www.nationalfuelgas.com and in print to stockholders who request a copy from the Company's Secretary at its principal office) includes its pre-approval policies and procedures. The Company's Reporting Procedures for Accounting and Auditing Matters are included in this Proxy Statement as Appendix D.

For fiscal year 2006, none of the services provided by PricewaterhouseCoopers LLP were approved by the Audit Committee in reliance upon the "de minimus exception" contained in Section 202 of the Sarbanes-Oxley Act and codified in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 and in 17 CFR 210.2-01(c)(7)(i)(C).

AUDIT COMMITTEE REPORT

The Company's Board of Directors has adopted a written charter for the Audit Committee of the Board of Directors, a copy of which is included in this Proxy Statement as Appendix B and is also available on the Company's website at www.nationalfuelgas.com and in print to stockholders who request a copy from the Company's Secretary at its principal office.

The Audit Committee has reviewed and discussed the Company's audited financial statements for fiscal 2006 with management. The Audit Committee has also reviewed with management its evaluation of the Company's internal control structure and procedures for financial reporting and reviewed management's assessment about the effectiveness of the Company's internal controls and procedures, including any significant deficiencies in such controls and procedures. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication With Audit Committees* (Codification of Statements on Auditing Standards, AU§380), as modified or supplemented. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as modified or supplemented, and has discussed with the independent auditors the independent auditor's independence. The Audit Committee also has considered whether the independent auditor's provision of non-audit services to the Company and its affiliates is compatible with the independent auditor's independence.

Based on the review, discussions and considerations referred to in the preceding paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K (17 CFR 249.310) for the last fiscal year for filing with the SEC.

AUDIT COMMITTEE

Craig G. Matthews, Chairman
R. Don Cash
Rolland E. Kidder
George L. Mazanec
Richard G. Reiten

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth for each current director, each nominee for director, each of the executive officers named in the Summary Compensation Table, and for all directors and officers as a group, information concerning beneficial ownership of Common Stock which is the only class of Company Stock outstanding. Unless otherwise stated, to the best of the Company's knowledge, each person has sole voting and investment power with respect to the shares listed, including shares which the individual has the right to acquire by exercising stock options but has not done so. All information is as of November 30, 2006 except as otherwise indicated.

Name of Beneficial Owner	Exercisable Stock Options(1)	Shares held in ESOP(2)	Shares Held in 401(k) Plan(3)	Restricted Stock(4)	Shares Otherwise Beneficially Owned(5)	Percent of Class(6)
Philip C. Ackerman	2,015,312	21,417	16,304	26,328	464,634(7)	3%
James A. Beck	0	306	4,989	0	36,351	*
Robert T. Brady	0	0	0	0	10,200	*
R. Don Cash	0	0	0	0	8,633(8)	*
Stephen E. Ewing	0	0	0	0	1,000(9)	*
Rolland E. Kidder	0	0	0	0	23,690(10)	*
Craig G. Matthews	0	0	0	0	4,303	*
George L. Mazanec	0	0	0	0	11,000(11)	*
John R. Pustulka	205,000	3,666	12,177	0	23,076	*
James D. Ramsdell	205,196	3,813	10,788	0	38,124(12)	*
Richard G. Reiten	0	0	0	0	3,476	*
John F. Riordan	0	0	0	0	14,200	*
Dennis J. Seeley	210,000	4,357	0	0	78,087(13)	*
David F. Smith	330,000	1,753	11,669	0	94,665	*
Ronald J. Tanski	230,200	2,826	14,601	0	46,371(14)	*
Directors and Officers as a Group (19 individuals)	3,659,703	39,348	99,382	26,328	939,065	5.54%

* Represents beneficial ownership of less than 1% of issued and outstanding Common Stock on November 30, 2006.

(1) This column lists shares with respect to which each of the named individuals, and all current directors and officers as a group (19 individuals), have the right to acquire beneficial ownership within 60 days of November 30, 2006, through the exercise of stock options granted under the 1997 Award and Option Plan. Stock options, until exercised, have no voting power.

(2) This column lists shares held in the Company and Subsidiaries Employee Stock Ownership Plan ("ESOP"). The beneficial owners of these shares have sole voting power with respect to shares held in the ESOP, but do not have investment power respecting most of those shares until they are distributed.

(3) This column lists shares held in the Company Tax-Deferred Savings Plan for Non-Union Employees ("TDSP"), a 401(k) plan. The beneficial owners of these shares have sole voting power with respect to shares held in the TDSP, but do not have investment power respecting most of those shares until they are distributed.

(4) This column lists shares of restricted stock, certain restrictions on which had not lapsed as of November 30, 2006. Owners of restricted stock have power to vote the shares, but have no investment power with respect to the shares until the restrictions lapse.

(5) This column includes shares held of record and any shares beneficially owned through a bank, broker or other nominee.

(6) This column lists the sum of the individual's (or individuals') stock options and shares shown on this table, expressed as a percent of the Company's outstanding shares and that individual's (or indi- viduals') exercisable stock options at November 30, 2006.

(7) Includes 1,000 shares held by Mr. Ackerman's wife in trust for her mother, as to which shares Mr. Ackerman disclaims beneficial ownership, and 440 shares with respect to which Mr. Ackerman shares voting and investment power with his wife.

(8) Includes 3,000 shares held by the Don Kay Clay Cash Foundation, a Utah not-for-profit corporation, of which Mr. Cash, his wife, son and daughter-in-law are directors. Mr. Cash disclaims beneficial ownership of these shares.

(9) After he was nominated at the Board meeting in December 2006, Mr. Ewing purchased 1,000 shares of Common Stock on December 27, 2006.

(10) Includes 11,600 shares owned by Mr. Kidder's wife, as to which Mr. Kidder shares voting and investment power.

(11) Includes 600 shares owned by Mr. Mazanec's wife, as to which Mr. Mazanec shares voting and investment power.

(12) Shares owned jointly with Mr. Ramsdell's wife, as to which Mr. Ramsdell shares voting and investment power.

(13) Includes 40,674 shares owned by Mr. Seeley's wife and 16,522 shares jointly owned, as to which Mr. Seeley shares voting and investment power.

(14) Includes 614 shares owned jointly with Mr. Tanksi's wife, as to which Mr. Tanski shares voting and investment power.

As of November 30, 2006, the Company knows of no one who beneficially owns in excess of 5% of the Company's Common Stock, which is the only class of Company Stock outstanding, except as set forth in the table below.

Name and Address of Beneficial Owner	Shares Held as Trustee for Company Employee Benefit Plans(1)	Shares Otherwise Beneficially Held	Percent of Class(2)
Vanguard Fiduciary Trust Company 100 Vanguard Boulevard Malvern, PA 19355	5,405,885	1,829,195(3)	8.78%
New Mountain Capital, LLC 787 7th Avenue, 49th floor New York, NY 10091	0	6,802,014(4)	8.26%

(1) This column lists the shares held by Vanguard Fiduciary Trust Company in its capacity as trustee for certain employee benefit plans. Vanguard Fiduciary Trust Company held 5,405,885 shares on behalf of the plans as of November 30, 2006, all of which have been allocated to plan participants. The plan trustee votes the shares allocated to participant accounts as directed by those participants. Shares held by the trustee on behalf of the plans as to which participants have made no timely voting directions are voted by the Trustee in the same proportion as the shares of Company Stock for which the Trustee received timely directions, except in the case where to do so would be inconsistent with provisions of Title I of ERISA. Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(2) This column lists the sum of the shares shown on this table, expressed as a percent of the Company's outstanding shares at November 30, 2006.

(3) The Vanguard Group, which is affiliated with Vanguard Fiduciary Trust Company, has sole investment and voting discretion with respect to these shares of Company common stock, according to its Form 13F for the period ended September 30, 2006.

(4) As reported on Schedule 13D (Amendment No. 1), filed with the SEC on November 27, 2006, by New Mountain Vantage GP, L.L.C., a Delaware limited liability company ("Vantage GP"), New Mountain Vantage, L.P., a Delaware limited partnership ("NMV"), New Mountain Vantage (California), L.P., a Delaware limited partnership ("NMVC"), New Mountain Vantage (Texas), L.P., a Delaware limited partnership ("NMVT"), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company ("NMV Advisers"), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company

("NMV Offshore"), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company ("NMV Offshore HoldCo"), Mr. Steven B. Klinsky (collectively, the "NMV Entities"), NMV Special Holdings, LLC, a Delaware limited liability company ("NMVSH"), and the California Public Employees' Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees' Retirement Fund ("CalPERS"), (NMV Entities, NMVSH and CalPERS, collectively, the "Reporting Persons"). NMV, NMVC, NMVT, NMV Offshore HoldCo, NMVSH and CalPERS are referred to together as the "Purchasers," and consider themselves a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. The principal business address of each of the Reporting Persons (other than NMV Offshore, NMV Offshore HoldCo and CalPERS) is 787 Seventh Avenue, 49th Floor, New York, NY 10019. The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of CalPERS is Lincoln Plaza, 400 Q Street, Sacramento, CA 95814. The Reporting Persons stated that they have entered into a joint filing agreement, dated as of October 30, 2006. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained in the Schedule 13D, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EQUITY COMPENSATION PLAN INFORMATION
As of September 30, 2006

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,016,254	$24.69	479,312(1)
Equity compensation plans not approved by security holders..	0	0	0
Total	9,016,254	$24.69	479,312

(1) Of the 479,312 securities listed in column (c), 44,401 were reserved at September 30, 2006 for issuance pursuant to the Company's Retainer Policy for Non-Employee Directors. The remaining 434,911 were available for future issuance under the 1997 Award and Option Plan, under which no awards can be made after December 12, 2006 unless the shareholders approve the amendments described beginning at page 31 of this Proxy Statement.

EXECUTIVE COMPENSATION

Report of the Compensation Committee

General

The Compensation Committee of the Board of Directors (the "Committee") sets the base salaries and bonuses of the Company's executive officers. It also exercises authority delegated to it by the shareholders or the Board with respect to compensation plans. Plans under which shareholders have delegated authority to the Committee include the National Fuel Gas Company 1997 Award and Option Plan, as amended (the "1997 Award and Option Plan"), and the Administrative Rules with respect to At Risk Awards under the 1997 Award and Option Plan (the "At Risk Program"). In addition, the Committee makes recommendations to the Board with respect to the development of incentive compensation plans and equity-based plans and administers the National Fuel Gas Company Performance Incentive Program (the "Performance Incentive Program"). The Committee is comprised of the four directors named below, all of whom have been determined by the Board to be independent. No member of the Committee is permitted to receive any award under any plan administered by the Committee.

Objective

The Committee's objective is to set executive compensation at levels which (i) are fair and reasonable to the stockholders, (ii) link executive compensation to long-term and short-term interests of the stockholders, and (iii) are sufficient to attract, motivate, and retain outstanding individuals for executive positions. The executive officers' compensation is linked to the interests of the stockholders by making a part of each executive officer's potential compensation depend on the price of the Company's Common Stock on the open market and the officer's own performance. The retention of officers is encouraged by making a portion of the compensation package in the form of awards which either increase in value, or only have value, if the executive officer remains with the Company for specified periods of time.

The Committee retains an independent compensation consulting firm to assist it in evaluating and setting officer compensation. The firm annually compares Company compensation practices to both utility and general industry practices. It also provides a proxy analysis of the Chief Executive Officer position based on the latest proxy data for the Company and ten energy companies in the peer group. In 2006 a similar analysis was provided for the President & Chief Operating Officer position at the Company and individuals with title comparability at five of the peer companies. Based on 2005 proxy data, the companies in the eleven member peer group range in size from $10.7 billion in revenues to $1.1 billion in revenues. The median size of the peer group is $2.9 billion in revenues.

Specific components of executive officers' compensation earned or paid in fiscal 2006 are discussed below. The Company's five most highly compensated executive officers, as well as Mr. Seeley who retired in February 2006 and Mr. Beck who retired in July 2006, are identified on the Summary Compensation Table starting on page 18, and are sometimes referred to as the "named executive officers."

Base Salary

The Committee annually reviews base salaries for the Company's executive officers and adjusts them as it deems appropriate on a calendar year basis and as changes in responsibility occur. The Committee generally targets a range of the 50th percentile to the 75th percentile of the survey data provided by its outside compensation consultant. The Committee also considers an individual's specific responsibilities, experience (including time in position), and effectiveness in setting base salary.

The fiscal 2006 base salaries of the named executive officers are shown on the Summary Compensation Table on page 18 in the "Base Salary" column.

Annual At Risk Incentive and Bonus

Under the At Risk Program, the Committee may make At Risk Awards which grant an executive officer the opportunity to earn cash payments depending on the achievement of goals set within the first quarter of each fiscal year. Performance goals can be both financial (for example, Company earnings per share or subsidiary earnings per share) and non-financial (for example, customer service).

The Committee reviews and approves corporate goals for Mr. Ackerman under the At Risk Program and evaluates his performance in light of these goals. It approves his compensation based upon that evaluation. For fiscal 2006 Mr. Ackerman was the only participant in the At Risk Program. At Risk Program goals for Mr. Ackerman, as Chief Executive Officer, were a specified level of Company earnings per share (weighted at 55% of the formula), a proved developed and undeveloped reserves goal (weighted at 25% of the formula), a long-term strategy goal (weighted at 10% of the formula) and customer service and safety goals (weighted at 10% of the formula). Company diluted earnings per share must reach a pre-determined target in each of two consecutive fiscal years to trigger the maximum annual incentive award to Mr. Ackerman. The target award for Mr. Ackerman was set at 100% of base salary with a maximum possible award of 200% of base salary. In fiscal 2006, Mr. Ackerman was awarded a bonus of 95% of his target amount for his performance on the goals set under the At Risk Program.

The Summary Compensation Table starting on page 18 includes in the "LTIP (Long-Term Incentive Plan) Payouts" column the amounts earned by Mr. Ackerman in fiscal 2006 under the At Risk Program. The At Risk Award is considered by the SEC to be a "long-term" incentive because payment is based, in part, on a rolling average of performance during the two fiscal years most recently completed. The range of potential At Risk Program awards for fiscal 2006 for Mr. Ackerman is set out in the Long-Term Incentive Plan Award Table on page 21.

In furtherance of the Committee's goal of emphasizing incentive-based compensation for the Company's other executive officers, most of the executive officers, including Messrs. Smith, Tanski, Pustulka and Ramsdell were paid amounts as bonuses in December 2006 (for performance in fiscal 2006). In December 2006, the Compensation Committee reviewed with Mr. Ackerman the performance of Messrs. Smith and Tanski with respect to individual goals set earlier in fiscal 2006. The target award for both Mr. Smith and Mr. Tanski was set at 65% of base salary with a maximum possible award of 130% of base salary. Mr. Smith was given a corporate earnings per share goal (weighted at 55% of the formula), a proved developed and undeveloped reserves goal (weighted at 25% of the formula), a production volume goal (weighted at 10% of the formula) and customer service and safety goals (weighted at 10% of the formula). Mr. Tanski was given a corporate earnings per share goal (weighted at 30% of the formula), an earnings per share goal of the Company's regulated subsidiaries (Supply Corporation, Empire and Distribution Corporation) (weighted at 30% of the formula), a safety goal (weighted at 10% of the formula), a customer service standards goal (weighted at 10% of the formula), and goals related to the Company's relationship with investors and analysts (weighted at 20% of the formula).

For fiscal 2006, Messrs. Smith and Tanski were awarded bonuses of 78% and 111%, respectively, of their target amounts for performance on their goals.

Mr. Ackerman made recommendations for fiscal 2006 bonuses for the other officers, including Mr. Pustulka, and Mr. Ramsdell, which were accepted by the Committee. The Summary Compensation Table starting on page 18 includes in the LTIP Payouts column the amount earned by Mr. Smith in fiscal 2006 because payment was based, in part, on a rolling average of performance during 2005 and 2006. The Summary Compensation Table on page 18 includes in the "Bonus" column the amount earned by Messrs. Tanski, Pustulka and Ramsdell in fiscal 2006 as bonuses. These awards are considered by the SEC to be bonuses because they are based on performance during a single fiscal year.

In January 2006 the Committee awarded a bonus of $57,688 to Mr. Seeley with respect to his performance on three goals set in fiscal 2005 which extended into 2006. The goals related to Appalachian exploration and production operations. In addition, the Committee awarded him a bonus of $155,757 for his performance in 2006. That bonus was arrived at by taking one-third of the bonus paid for performance on his 2005 goals. Mr. Seeley retired effective February 1, 2006.

In January 2006 the Company and Mr. Seeley also executed a Noncompete and Restrictive Covenant Agreement (the "Agreement") which is described on pages 23-24 of this Proxy Statement. Under the Agreement, the Company paid Mr. Seeley a lump sum of $440,000 in February 2006. In consideration for the promise of such payment, Mr. Seeley agreed to various confidentiality and non-competition provisions, and also released claims based on his participation in the Company's Performance Incentive Program plus any other claims he may have against the Company as of the date he executed the Agreement regarding his employment and the termination of his employment, including but not limited to any claims for wages, bonuses or severance pay.

The Company, Seneca Resources Corporation and Mr. Beck executed a Retirement Agreement (the "Retirement Agreement") in June 2006 and Mr. Beck retired effective July 1, 2006.

Pursuant to the Retirement Agreement, in September the Company paid Mr. Beck a lump sum of $465,000, less applicable taxes and withholding. This payment did not constitute a bonus or other compensation for purposes of calculating benefits under the Retirement Plan or the Executive Retirement Plan. Mr. Beck and the Company also agreed that 4,000 shares of restricted stock awarded to Mr. Beck on January 31, 2000 be modified to vest on July 1, 2006. Mr. Beck also waived all claims he might have against the Company as of the date he executed the Retirement Agreement regarding his employment and the termination of his employment, including for benefits based on his participation in the Performance Incentive Program, wages and bonuses.

The Company also entered into a Contract for Consulting Services (the "Consulting Contract") with Mr. Beck. Under the terms of the Consulting Contract, Mr. Beck will provide consulting services as an independent contractor for a period of three years beginning July 1, 2006. As consideration for his services, Seneca will pay Mr. Beck an annual fee of $200,000, payable in monthly increments of one-twelfth (1/12) of the annual fee. Seneca or another subsidiary of the Company may request that Mr. Beck provide onshore geological and geophysical consulting services. If Mr. Beck performs such services, he will be paid an additional fee of $200 per hour for each hour of requested onshore services performed.

Mr. Beck's Retirement Agreement and Consulting Contract are described at pages 24-25 of this Proxy Statement.

Stock Options, Restricted Stock and the Performance Incentive Program

Stock options, restricted stock and the Performance Incentive Program represent the longer-term incentive and retention component of the executive compensation package. Such awards are intended to focus attention on managing the Company from a long-term investor's perspective. In addition, the Committee wishes to encourage officers and other managers to have a significant, personal investment in the Company through stock ownership. To emphasize the importance of stock ownership, in fiscal 2002 Mr. Ackerman, after consultation with the Compensation Committee, set Company Stock ownership guidelines for officers. These guidelines range from one times base salary for junior officers to four times base salary at the Chief Executive Officer level. Other employees receiving options are encouraged to retain their stock for long-term investment.

Awards of stock options and restricted stock are made by the Committee under the 1997 Award and Option Plan. The Committee awards stock options to buy Company Common Stock, which have value only to the extent the market price of the Company's Common Stock increases after the date of an award. The Committee also on occasion awards restricted stock, usually as a retention tool, which increases or decreases in value to the same extent as the Company's Common Stock. Dividends are paid on restricted stock and on the shares held for employees (including executive officers) in various employee benefit plans, so executive officers benefit directly from dividends paid on the Company's Common Stock.

In 2002 the Committee reviewed its past practice of annual option awards. In 2002 the Committee granted options to officers which were intended to be a multi-year incentive. Option awards were made to each named executive officer to buy stock in the future at the market price on the award date. These options vested over a three-year period and none could be exercised for at least one year after the award date. All of them expire no later than 10 years after the award date.

In fiscal 2005 the Committee, with the assistance of its compensation consultant, evaluated its alternatives on long-term incentive compensation including the use of incentives in addition to options and restricted stock. The Committee concluded that options remain an important component of long-term compensation at the Company, but that the number granted in the future would be more limited than in the past. The Committee then recommended to the Board that a cash based long-term incentive be adopted to complement the use of options. The Board adopted the Performance Incentive Program and delegated authority to the Committee to administer that program.

Under the Performance Incentive Program, the Compensation Committee may establish a performance condition for a performance period of at least one year. The default performance condition is the Company's total return on capital as compared to the same metric for peer companies in the Natural Gas

Distribution and Integrated Natural Gas Companies group reported in AUS Monthly Utility Reports. A cash bonus may be paid following the end of the performance period based on the level of performance.

In fiscal 2005 the Compensation Committee chose the Company's total return on capital as the performance metric for the performance period of October 1, 2004 to September 30, 2007. The Committee approved a total of $1,995,000 of target incentives for a group of seventeen officers. As a result of the retirements of Messrs. Seeley and Beck, discussed above, there is currently $1,255,000 of target incentives outstanding related to that award.

In fiscal 2006 the Committee again chose the Company's total return on capital as the performance metric. The performance period selected was October 1, 2005 to September 30, 2008. The Committee approved a total of $1,895,000 of target incentive for a group of eighteen officers.

Based on the level of performance at the end of each of the three-year performance periods, payment can range from 0% to 200% of the target incentives.

In awarding long-term incentive compensation in fiscal 2006, the Committee generally adopted its compensation consultant's guidelines on the level of such compensation. Those levels included a target of: 160% of base salary for the Chief Executive Officer (Mr. Ackerman); 140% of base salary for the Company President (Mr. Smith); 120% of base salary for the Chief Financial Officer (Mr. Tanski) and 60% of base salary for Senior Vice Presidents (Pustulka and Ramsdell). Using the guidelines the Committee awarded 100,000 options and a Performance Incentive Program target incentive of $650,000 to Mr. Ackerman. In addition, the Committee granted long-term incentives to other officers (including Messrs. Smith, Tanski, Pustulka and Ramsdell) as either options, target incentives under the Performance Incentive Program or a combination of both. Option grants are described on the Option Grants table on page 20, and other long-term incentives are described on the Long-Term Incentive Plan — Awards in Fiscal 2006 table starting on page 21.

Compensation of Chief Executive Officer

The bases for Mr. Ackerman's fiscal 2006 base salary and At Risk Program award including the Committee's goals and methodology, are discussed earlier in this report under the headings Base Salary and Annual At Risk Incentive and Bonus. Mr. Ackerman also received a grant of options and a Performance Incentive Program target incentive in fiscal 2006, as discussed earlier in this report under the heading Stock Options, Restricted Stock and the Performance Incentive Program.

Based on the proxy analysis conducted by the independent compensation consulting firm as discussed under Objective on page 14, total direct compensation earned by Mr. Ackerman was at the 51st percentile of the compensation packages earned by officers in a peer group of eleven energy companies, including the Company.

Policy With Respect to Qualifying Compensation Paid to Executive Officers For Deductibility Under Section 162(m) of the Internal Revenue Code

The Committee intends that, whenever reasonably possible, compensation paid to its managers, including its executive officers, should be deductible for federal income tax purposes. Compensation paid under the At Risk Program qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code. The Committee may vote to award compensation, especially to a chief executive officer, that is not fully deductible, if the Committee determines that such award is consistent with its philosophy and is in the best interests of the Company and its stockholders.

COMPENSATION COMMITTEE

GEORGE L. MAZANEC, Chairman
ROBERT T. BRADY
R. DON CASH
JOHN F. RIORDAN

Executive Compensation Summary Table

The following table sets forth information with respect to compensation paid by the Company and its subsidiaries for services rendered during the last three fiscal years to the Chief Executive Officer, to each of the four other most highly compensated active executive officers, and for the two executive officers who retired, all for the fiscal year ended September 30, 2006 (the "named executive officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Base Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Restricted Stock Awards($)(2)	Securities Underlying Options	LTIP Payouts($)	All Other Compensation ($)(3)
Philip C. Ackerman	2006	825,000	0	0	0	100,000	783,750	1,135,147
Chief Executive Officer of the	2005	813,750	0	0	0	160,000	1,302,000	230,062
Company	2004	780,000	0	0	0	0	1,287,000	181,413
David F. Smith	2006	496,875	0	0	0	55,000	251,916	57,670
President and Chief Operating	2005	443,750	444,195	0	0	60,000	0	89,802
Officer of the Company and President of National Fuel Gas Supply Corporation	2004	425,000	350,000	0	0	0	0	67,770
Dennis J. Seeley	2006	178,366	653,445(4)	0	0	0	0	53,640
President of National Fuel Gas	2005	443,750	409,682	0	0	0	0	90,907
Gas Distribution Corporation until 2/1/06	2004	425,000	350,000	0	0	0	0	82,963
James A. Beck	2006	339,423	465,000(5)	0	0	0	0	23,000
President of Seneca Resources	2005	425,000	107,875	0	0	0	0	69,155
Corporation until 7/1/06	2004	425,000	100,000	0	0	0	0	32,294
Ronald J. Tanski	2006	372,500	268,759	0	0	36,000	0	47,384
Treasurer and Principal Financial	2005	311,250	150,000	0	0	40,000	0	49,522
Officer of the Company and President of National Fuel Gas Distribution Corporation	2004	278,500	85,000	0	0	0	0	32,472
John R. Pustulka	2006	265,250	115,005	0	0	12,000	0	39,418
Senior Vice President of National	2005	252,625	100,000	0	0	35,000	0	41,886
Fuel Gas Supply Corporation	2004	240,500	85,000	0	0	0	0	28,568
James D. Ramsdell	2006	265,250	115,005	0	0	12,000	0	39,534
Senior Vice President of National	2005	252,625	100,000	0	0	15,000	0	41,486
Fuel Gas Distribution Corporation	2004	240,500	85,000	0	0	0	0	25,199

(1) Excludes perquisites or personal benefits because, for each named executive officer, the cost to the Company of all such items was less than $50,000 and less than 10% of that executive's base salary and bonus, if any, for each fiscal year listed.

(2) As of September 30, 2006, the aggregate number of unvested shares of restricted stock held by each named executive officer and the aggregate fair market value of such shares using a closing market price at September 29, 2006 of $36.35/share are as follows: for Mr. Ackerman, 26,328 shares ($957,023); and none for the balance of the named executive officers. Dividends are paid on all shares of restricted stock. Restricted shares may not be transferred or pledged, but such Company-imposed restrictions lapse with the passage of time and continued employment with the Company.

(3) In fiscal 2006, the Company paid, contributed or accrued for Messrs. Ackerman, Smith, Seeley, Beck, Tanski, Pustulka and Ramsdell $13,000, $13,000, $4,200, $10,800, $13,000, $13,000 and $13,000, respectively, under the Tax-Deferred Savings Plan (the Company's 401(k) plan); $120,770, $43,802, $44,581, $12,200, $17,850, $9,305 and $9,305, respectively, under the Tophat Plan which pays all participants a sum intended to replace amounts which they will not receive as Company-matching contributions under the Tax-Deferred Savings Plan as a result of tax law limits or other tax considerations; $6,556, $868, $1,156, $0, $1,534, $2,113 and $2,229, respectively, under a program that passes through to employees the Company's tax savings associated with payment of dividends on Employee Stock Ownership Plan shares; $25,916 for Mr. Ackerman and $3,703 for Mr. Seeley, as above-market interest under the Deferred Compensation Plan.

The Company has maintained a split dollar life insurance arrangement with Mr. Ackerman since 1991, as amended from time to time. The split dollar arrangement required that (i) the Company would pay, until his retirement date, the premiums on two life insurance policies owned by Mr. Ackerman

(ownership later transferred to a life insurance trust established by Mr. Ackerman), (ii) the Company would be repaid its premiums upon the earlier of his 70th birthday or death, and (iii) if he died before age 70 his beneficiaries would receive a death benefit from the policies of no more than twice the sum of his most recent annual salary and lump sum compensation. In light of certain changes of law, the Company chose to stop paying premiums on those policies in 2002, and all subsequent premiums on those policies have instead been paid from the policies owned by Mr. Ackerman's trust. In fiscal 2006, the trust transferred to the Company one of its insurance policies as a partial early repayment to the Company of the insurance premiums previously paid by the Company, which left one existing insurance policy covered by the split dollar arrangement. To place Mr. Ackerman in approximately the position he would have been in if the Company had actually performed its obligations under the split dollar arrangement, in fiscal 2006 the Company and Mr. Ackerman agreed that (i) if Mr. Ackerman dies before his 70th birthday, the Company will pay his beneficiaries a death benefit equal to the sum of 24 times his base monthly salary in the month prior to his death or retirement plus two times the most recent award, if any, paid to him under the Company's lump sum payment programs other than the Performance Incentive Program, reduced by the amount received by his trust from the remaining insurance policy pursuant to the split dollar arrangement, or (ii) if Mr. Ackerman is living on his 70th birthday, the Company's agreement to pay a death benefit will terminate, and the Company will make a cash payment to Mr. Ackerman in the amount of $968,905, which amount is included in this column. That cash payment amount represents the previously expected cash surrender value to Mr. Ackerman at age 70 of the two insurance policies that underlay his split dollar arrangement (after repayment to the Company of its previously expected premium payments as required by the split dollar arrangement), reduced by the expected cash surrender value to Mr. Ackerman's trust on his 70th birthday (after repayment to the Company of its premiums actually paid) of the remaining insurance policy owned by his trust.

The Company provided to each of Mr. Pustulka, Mr. Ramsdell and Mr. Tanski in fiscal 2006 $15,000 to purchase one or more life insurance policies selected by each officer.

(4) Includes $57,688 based on achievement of performance goals established in fiscal 2005 but which extended into 2006, plus $155,757 bonus for service in the first four months of fiscal 2006, plus a lump sum of $440,000 paid under the Noncompete and Restrictive Covenant Agreement described on pp. 23-24 of this Proxy Statement in return for non-compete and confidentiality promises and as settlement of any claim under the 2005 Long Term Performance Incentive Program and as severance plus a general release. The Noncompete and Restrictive Covenant Agreement recites the entire amount simply as a lump sum which shall not be treated as a bonus for purposes of any benefit plans.

(5) Includes $465,000 paid to Mr. Beck under the Retirement Agreement described on pp. 24-25 of this Proxy Statement to settle any claims for 2006 bonus and under the 2005 Long Term Performance Incentive Program, and as severance, plus a general release. The Retirement Agreement recites the entire amount simply as a lump sum which shall not be treated as a bonus for purposes of any benefit plans.

Stock Option Grant Table

The following table sets forth information with respect to options to purchase shares of Common Stock awarded during fiscal 2006 to the named executive officers pursuant to plans approved by the Company's stockholders.

OPTION GRANTS IN FISCAL 2006(1)

	Individual Grants				
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share ($/Sh)	Expiration Date	Grant Date Present Value($)(2)
Philip C. Ackerman	100,000	31.55%	35.105	5/2016	666,990
David F. Smith	55,000	17.35%	35.105	5/2016	366,845
Dennis J. Seeley	0	0%	NA	NA	NA
James A. Beck	0	0%	NA	NA	NA
Ronald J. Tanski	36,000	11.36%	35.105	5/2016	240,116
John R. Pustulka	12,000	3.78%	35.105	5/2016	80,039
James D. Ramsdell	12,000	3.78%	35.105	5/2016	80,039

(1) The options shown on this table were granted under the 1997 Award and Option Plan and will vest on May 10, 2007. Thereafter, they can be exercised any time prior to the expiration date if the holder remains with the Company. These options terminate upon termination of employment, except that upon termination of employment for any reason other than discharge for cause or voluntary resignation prior to age 60, the options may be exercised within five years after termination of employment, and options held by the Company's Chief Executive Officer or a President of a principal subsidiary who retires at age 65 or later can be exercised until the end of their original term. Payment of the exercise price may be in cash or by tendering shares of Company Common Stock.

(2) This column shows the hypothetical value of these options according to a Black-Scholes-Merton option pricing model. The assumptions used in this model for the options granted in fiscal 2006 were: quarterly dividend yield of .826%, an annual standard deviation (volatility) of 17.71% (calculation of volatility based on average high/low price), a risk-free rate of 5.101%, and an expected term before exercise of 7 years. Whether the assumptions used will prove accurate cannot be known at the date of grant. The model produces a value based on freely tradable securities, which the options are not. The holder can derive a benefit only to the extent the market value of Company Common Stock is higher than the exercise price at the date of actual exercise.

Stock Option Exercises And Fiscal Year-End Value Table

The following table sets forth as to each named executive officer information with respect to stock option and stock appreciation right (SAR) exercises during fiscal 2006 and the number and value of unexercised options and SARs at September 30, 2006. The named executive officers did not exercise any SARs in 2006, and in fact have no SARs.

AGGREGATED OPTION/SAR EXERCISES IN FISCAL 2006 AND OPTION/SAR VALUES ON SEPTEMBER 30, 2006

Name	Number of Securities Underlying Options/SAR Exercised (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-money Options at Fiscal Year-End($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Philip C. Ackerman......	314,558	5,813,032	2,015,312	100,000	24,677,333	142,000
David F. Smith.........	95,660	1,242,758	330,000	55,000	3,453,075	78,100
Dennis J. Seeley(3)......	98,422	1,211,939	311,578	0	3,517,893	0
James A. Beck(4).......	372,656	4,099,950	0	0	0	0
Ronald J. Tanski........	4,800	48,780	230,200	36,000	2,763,521	51,120
John R. Pustulka........	20,000	353,775	205,000	12,000	2,496,341	17,040
James D. Ramsdell......	10,236	141,017	205,196	12,000	2,554,208	17,040

(1) Market value of stock at exercise less exercise price or base price.

(2) Market value of stock at fiscal year-end less exercise price or base price.

(3) Because Mr. Seeley retired after age 60 as the President of a principal subsidiary, his outstanding stock options remain exercisable for up to five years after his retirement.

(4) Mr. Beck's stock options would have terminated upon his retirement before age 60 unless they were extended, which would have triggered expenses to the Company. The Company did not extend Mr. Beck's outstanding stock options beyond his retirement date of July 1, 2006, so he had to exercise in fiscal 2006 all the outstanding stock options he had accumulated over his 17 years of service to the Company.

Long-Term Incentive Plan Award Table

The following table sets forth information with respect to long-term incentive plan awards [made during fiscal 2006] to the named executive officers pursuant to the At Risk Program and the Performance Incentive Program.

LONG-TERM INCENTIVE PLANS — AWARDS IN FISCAL 2006

Name	Performance Period Until Maturation	Estimated Future Payouts Under Non-Stock Price-Based Plans		
		Threshold($)	Target($)	Maximum($)
Philip C. Ackerman(1)............	2 years ended 9/30/06	0	825,000	1,650,000
Philip C. Ackerman(2)............	3 years ended 9/30/08	0	650,000	1,300,000
David F. Smith(3)................	2 years ended 9/30/06	0	322,969	645,938
David F. Smith(2)................	3 years ended 9/30/08	0	375,000	750,000
Ronald J. Tanski(2)...............	3 years ended 9/30/08	0	250,000	500,000
John R. Pustulka(2)..............	3 years ended 9/30/08	0	85,000	170,000
James D. Ramsdell(2).............	3 years ended 9/30/08	0	85,000	170,000

(1) This line of the table describes the sole At Risk Program opportunity which was made to any executive officer in fiscal 2006 based in part on the rolling two-year average of earnings per share performance in

fiscal 2005 and fiscal 2006. The actual amount awarded and paid for fiscal 2006 under the At Risk Program is shown in the Summary Compensation Table on page 18 in the LTIP Payouts column.

(2) This line of the table describes the National Fuel Gas Company Performance Incentive Program under which awards were made to selected officers of the Company in fiscal year 2006. The amount paid will be based on a comparison of the Company's "Total Return on Capital" (the average of the returns on capital for each fiscal year ended during the Performance Period) as compared to that of a group of peer companies established by the Compensation Committee.

(3) This line of the table describes Mr. Smith's bonus which was based in part on the rolling two-year average of earnings per share performance in fiscal 2005 and fiscal 2006. The actual amount awarded and paid for fiscal 2006 is shown in the Summary Compensation Table on page 18 in the LTIP Payouts column.

Report on Repricing of Options/SARs

The Company did not reprice any stock options or SARs in fiscal 2006.

Corporate Performance Graph

The following graph compares the yearly cumulative stockholder return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and the S&P Midcap Multiutility Index for a period of five years commencing September 30, 2001, and ended September 30, 2006. The S&P Midcap Multiutility Index comprises the cumulative total returns of 11 diversified energy companies, including the Company.


Comparison of Five-Year Cumulative Total Returns[1]
Fiscal Years 2001-2006
$200
$175
$150
$125
$100
$75
$50
National Fuel
S&P 500
S&P MidCap Multi-Util.

	2001	2002	2003	2004	2005	2006
National Fuel	$100	$90	$109	$141	$176	$194
S&P 500	$100	$80	$99	$113	$126	$140
S&P MidCap Multi-Util.	$100	$73	$93	$118	$146	$156

[1] Assumes $100 invested on September 30, 2001, and reinvesting of dividends

Source: Bloomberg

Employment Contracts and Termination of Employment and Change-in-Control Agreements

Messrs. Ackerman, Smith, Tanski, Pustulka and Ramsdell entered into Employment Continuation and Noncompetition Agreements with the Company dated December 11, 1998 that are to become effective in the event of a defined change of control of the Company. (Messrs. Beck and Seeley also entered into such agreements but they terminated upon their retirement July 1, 2006 and February 1, 2006, respectively.)

These agreements preserve as a minimum, for the three years following such change of control, the annual salary levels and employee benefits as are then in effect for these executives and provide that, in the event of certain terminations of employment, these executives shall receive severance payments up to 1.99 times their respective annual base salaries and annual bonuses prior to termination. Unless an executive elects not to be bound by the Noncompetition part of the agreement, an additional payment of 1.00 times salary and annual bonus prior to termination will be made at the same time. In addition, executives shall receive either continuation of certain employee benefits for three years or the value of such benefits, specifically any "pension, retirement, deferred compensation, savings, medical, dental, health, disability, group life, accidental death and travel accident insurance plans and programs of the Company and its affiliated companies at a level that is commensurate with the Executive's participation in such plans immediately prior to the Effective Date, or, if more favorable to the Executive, at the level made effective to the Executive or other similarly situated officers at any time thereafter." The Company will comply in good faith with Section 409A of the Internal Revenue Code, which may require the three-year benefit continuation period be reduced to two years.

Mr. Smith entered into a retirement agreement with the Company on September 22, 2003. The agreement is intended to provide Mr. Smith with certain retirement benefits in the event of an actual or constructive termination without cause before March 1, 2011. In such a case, Mr. Smith would receive a retirement benefit based on the percentage of retirement benefits he would receive at March 1, 2011. However, Mr. Smith's actual earnings and actual years of service at termination would be used in the calculation of his benefit based on the formulas in the Retirement Plan and the Executive Retirement Plan. In order to comply with Section 409A of the Internal Revenue Code, amendments to the agreement impose a required six-month waiting period before commencement of payments under the agreement and provide for the payment of such six-month benefits in a lump sum in the seventh month.

Also, in the event of certain types of termination of employment within two years after a defined change in control of the Company, the 1997 Award and Option Plan provides that (i) all of the terms and conditions in effect on any of the Participant's outstanding awards would immediately lapse; (ii) all of the Participant's outstanding awards would automatically become one hundred percent vested; and (iii) all of the Participant's outstanding stock options, SARs and restricted stock would immediately vest and the options and SARs would be immediately cashed out on the basis of the Fair Market Value of the Common Stock on the Acceleration Date (as defined in the Plan). Such payments would be made as soon as possible, but no later than the 90th day following such event. The 1997 Plan also provides that in the event of a merger, consolidation, reorganization of the Company with another corporation, a reclassification of the Common Stock, a spin-off of a significant asset, or other changes in the capitalization of the Company, appropriate provisions will be made for the protection and continuation of outstanding awards by either (i) the substitution of appropriate stock or other securities, or (ii) by appropriate adjustments in the number of shares issuable pursuant to the Plan, the number of shares covered by outstanding Awards, the option price of outstanding stock options, and the exercise price of outstanding SARs, as deemed appropriate by the Compensation Committee.

On January 31, 2006, the Company and Mr. Seeley executed a Noncompete and Restrictive Covenant Agreement (the "Noncompete Agreement"). Mr. Seeley retired effective February 1, 2006 from his positions as Vice President of the Company and President of Distribution Corporation. Under the Noncompete Agreement, the Company paid Mr. Seeley a lump sum of $440,000 in February 2006. In consideration for the promise of such payment, Mr. Seeley agrees to hold in a fiduciary capacity all of the Company's trade secrets and confidential and proprietary information in his possession, and he agrees not to use or disclose such trade secrets and information. Furthermore, during the period beginning February 1, 2006 and ending January 31, 2009, Mr. Seeley will not, without the prior written consent of the Company, engage in or be interested in (as owner, partner, shareholder, employee, director, agent, consultant or otherwise) any business which is a competitor of the Company. In addition, Mr. Seeley releases all claims he may have against the Company as of the date he executed the Noncompete Agreement regarding his employment and the termination of his employment, including but not limited to any claims for wages, bonuses or severance pay, and any claims based on his participation in the Company's Performance Incentive Program.

The Company releases all claims it may have against Mr. Seeley as of the date he executed the Noncompete Agreement, except for claims for fraud or other intentional misconduct discovered after execution of the Noncompete Agreement. The Company will indemnify Mr. Seeley against all liabilities and expenses in connection with any proceeding in which he may become involved by reason of having

been a director or officer of the Company or its subsidiaries. Mr. Seeley will not take any action with the intended purpose of interfering with, damaging or disrupting the assets or business operations or affairs of the Company or its subsidiaries or affiliates. Mr. Seeley will not, without the prior written consent of the Company, work for, consult with, advise or represent any business which is a customer of the Company, with respect to any matter or activity which would tend to reduce the quantity or price of services or commodities provided by the Company to that business.

On June 20, 2006, the Company, Seneca Resources Corporation, a wholly owned subsidiary of the Company ("Seneca"), and Mr. Beck executed a Retirement Agreement (the "Retirement Agreement") and a Contract for Consulting Services (the "Consulting Contract"), after approval of the terms by the Company's Board of Directors. The following two paragraphs describe the terms of the Retirement Agreement, and the next two paragraphs describe the terms of the Consulting Contract.

Mr. Beck resigned from all of his positions with Seneca and all other subsidiaries and affiliates of the Company effective July 1, 2006. Mr. Beck is entitled to certain accrued pension benefits under the National Fuel Gas Company Retirement Plan (the "Retirement Plan") and to certain supplemental pension benefits under the National Fuel Gas Company Executive Retirement Plan (the "Executive Retirement Plan"). The Company paid Mr. Beck a lump sum of $465,000, less applicable taxes and withholding, on or about September 15, 2006. This payment did not constitute a bonus or other compensation for purposes of calculating benefits under the Retirement Plan or the Executive Retirement Plan. The Company will pay Mr. Beck's tax advisor for reasonable assistance in the preparation and filing of his income tax returns for tax year 2006, up to a maximum of $8,000. In addition, from July 1, 2006 through June 30, 2009, family medical coverage under the Company's Executive Medical Plan, Prescription Drug Plan and Dental Plan will be made available to Mr. Beck and his spouse at Mr. Beck's expense at the same monthly cost as paid by an active Company executive during that time. Beginning July 1, 2009, family medical coverage under the Company's non-executive medical and prescription drug plan will be made available to Mr. Beck and his spouse to the same extent, if any, and in the same form, if any, as is then being provided to non-executive supervisory employees of National Fuel Gas Distribution Corporation ("Distribution Corporation"), which conducts the Company's utility operations. This coverage will be made available at Mr. Beck's expense at the same monthly cost as paid by an active non-executive supervisory employee of Distribution Corporation.

Mr. Beck is entitled to various benefits accrued under the Company's Deferred Compensation Plan, Tophat Plan, Employee Stock Ownership Plan, Tax-Deferred Savings Plan for Non-Union Employees, 1993 Award and Option Plan, and 1997 Award and Option Plan. Payments of benefits under these plans will be available or begin no earlier than the first day such payments can be made without triggering the additional taxes which would be required if such payments were to be deemed "deferred compensation" for purposes of Section 409A of the Internal Revenue Code. The 4,000 shares of restricted stock awarded to Mr. Beck on January 31, 2006 were modified to vest on July 1, 2006, an acceleration of about seven months. Mr. Beck waives all claims he might have under the Employment Continuation and Noncompetition Agreement, dated December 11, 1998, among Mr. Beck, the Company and Seneca. Mr. Beck also waives all claims he might have against the Company as of the date he executed the Retirement Agreement regarding his employment and the termination of his employment as a result of his retirement. Mr. Beck will not compete against the Company for a period of three years (from July 1, 2006 through June 30, 2009), and will not interfere with the Company's operations or induce any employee or officer of the Company to leave the Company. Mr. Beck will not utilize, communicate or divulge any of the Company's trade secrets or confidential and proprietary information.

Under the terms of the Consulting Contract, Mr. Beck will provide to the Company and its subsidiaries geological and geophysical consulting services, including consultation on well placement, well design and prospect evaluation, relating to offshore oil and gas exploration and production, as requested by Seneca or another subsidiary of the Company. Mr. Beck will provide consulting services as an independent contractor for a period of three years beginning July 1, 2006. The amount of consulting to be requested and performed by Mr. Beck will be no more than 1,000 hours in each consecutive twelve-month period beginning July 1, 2006, nor more than 100 hours in any calendar month. In the event Mr. Beck fails or refuses to perform consulting services as reasonably requested (including any failure because of death or disability), the Company may terminate the Consulting Contract upon 30 days' notice to Mr. Beck. As consideration for his services, Seneca will pay Mr. Beck an annual fee of $200,000, payable in monthly increments of one-twelfth (1/12) of the annual fee. Seneca or another subsidiary of the Company may request that Mr. Beck provide onshore geological and geophysical consulting services. If Mr. Beck

performs such services, he will be paid an additional fee of $200 per hour for each hour of requested onshore services performed. Mr. Beck may also perform certain consulting services for third parties, provided that he may not accept employment from, or provide services to, any party if that party could be construed to be in competition with the Company or one of its subsidiaries. In the event that Mr. Beck independently generates or acquires rights to sell or farm-out a prospect or a portion thereof, separate from his work under the Consulting Contract, Seneca has a first right of refusal to acquire all or a portion of the prospect or interest to be sold or farmed-out, on terms at least as favorable as those offered and/or sold to any third parties.

Seneca or another subsidiary of the Company will reimburse Mr. Beck's out-of-pocket expenses incurred in connection with the performance of services under the Consulting Contract. Mr. Beck will not incur expenses in excess of $200 in any day without Seneca's prior written approval. Mr. Beck agrees to keep all information gathered, developed or communicated to him by the Company or any of its agents, or acquired in connection with the work performed, strictly confidential. Any breach of the Consulting Contract will also be considered a breach of the Retirement Agreement.

Retirement Benefits

The following table shows annual 50% joint and survivor life annuity total benefits payable under the Retirement Plan plus the Executive Retirement Plan to eligible officers retiring at the normal retirement age of 65 with a spouse of the same age. Forms of benefit payment other than the 50% joint and survivor life annuity, or retirement at an age earlier than 65, would result in different annual benefits to eligible officers.

PENSION PLAN TABLE

Remuneration (3)	Estimated Annual Retirement Benefits For Years Of Benefit Service Credited(1)(2)				
	20	25	30	35	40
$ 300,000	$ 97,812	$122,265	$ 146,718	$ 162,659	$ 178,600
560,000	187,242	234,052	280,863	311,785	342,707
820,000	276,672	345,840	415,008	460,911	506,813
1,080,000	366,102	457,628	549,153	610,036	670,920
1,340,000	455,532	569,415	683,298	759,162	835,026
1,600,000	544,962	681,203	817,444	908,288	999,133
1,860,000	634,393	792,991	951,589	1,057,414	1,163,239
2,120,000	723,823	904,778	1,085,734	1,206,540	1,327,346

(1) The service credited for retirement benefit purposes to the officers named in the Summary Compensation Table, as of September 30, 2006 is as follows: Mr. Ackerman, 38 years, 2 months; Mr. Smith, 28 years, 2 months; Mr. Tanski, 27 years, 6 months, Mr. Pustulka, 32 years, 3 months; Mr. Ramsdell, 30 years, 3 months. For Mr. Seeley, the service credited for retirement benefit purposes as of February 1, 2006, his retirement date, was 40 years. For Mr. Beck, the service credited for retirement benefit purposes as of July 1, 2006, his retirement date, was 17 years.

(2) Benefits described in this table reflect a partial offset for Social Security benefits.

(3) Compensation covered for retirement benefit purposes differs from the amounts appearing in the three "annual compensation" columns of the Summary Compensation Table on page 18, because the retirement benefits are based on the average of the "annual cash compensation" (including At Risk Awards, other performance-related lump-sum compensation and certain restricted stock) payable for the 60 consecutive month period during the last ten years before retiring which produces the highest average. Accordingly, the current compensation covered by the plans (meaning the average "annual cash compensation" for the 60 months ending September 2006) for the above named executive officers was: Mr. Ackerman, $1,734,960; Mr. Smith, $759,597; Mr. Tanski, $415,378; Mr. Pustulka, $334,851; and Mr. Ramsdell, $331,851. The final average salary for both plans for Mr. Seeley was $749,938 and was $483,575 for Mr. Beck.

The officers named in the Summary Compensation Table are not participants in any other defined benefit or actuarial plan. They are participants in defined contribution plans which would normally pay out after retirement, namely (i) the Tax Deferred Savings Plan (a 401(k) plan); (ii) the Deferred Compensation Plan (under which those executives and other selected management employees previously deferred part

of salary earned in previous years); (iii) the Tophat Plan; and (iv) the Employee Stock Ownership Plan. The Company's fiscal 2006 contributions to those plans are itemized in footnote 3 to the Summary Compensation Table starting on page 18. The officers named in the Summary Compensation Table may also receive other post-retirement benefits (medical, prescription, life insurance) in the same manner as non-union retirees from the Company's utility subsidiary who were hired before January 1, 2003. Such retirees currently pay the Company an amount equal to the required active employee contribution for medical and prescription benefits in effect on the date of retirement.

2. APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the 2007 Annual Meeting, stockholders will be asked to approve the Audit Committee's appointment of PricewaterhouseCoopers LLP, as the independent registered public accounting firm for the Company's fiscal year ending September 30, 2007 ("fiscal 2007"). If approved by the stockholders, PricewaterhouseCoopers LLP will examine the financial statements of the Company and its subsidiaries and report upon the annual consolidated financial statements for fiscal 2007, as they did for fiscal 2006.

Representatives of that firm will not be attending this year's Annual Meeting. Therefore, no representative will be available to answer questions or make a statement.

The affirmative vote of a majority of the votes cast with respect to the appointment of the independent registered public accounting firm by the holders of shares of Common Stock entitled to vote is required for the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

If the necessary votes are not received, or if PricewaterhouseCoopers LLP declines to accept or otherwise becomes incapable of accepting or exercising the appointment, or its services are otherwise discontinued, the Board of Directors will appoint another independent registered public accounting firm. Unless they are otherwise directed by the stockholders, the Proxies intend to vote for the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

The Board of Directors Recommends a Vote FOR this Appointment.

3. APPROVAL OF THE ANNUAL AT RISK COMPENSATION INCENTIVE PROGRAM

Since 1993, a key component of the Company's executive compensation package has been the performance-based compensation paid in accordance with the Company's Annual At Risk Compensation Incentive Program ("AARCIP"). The Company is now seeking the shareholder approval necessary to receive the maximum tax benefit of continuing to pay performance-based compensation under a revised AARCIP. Approval by the Company's shareholders at least every five years is necessary for Company's AARCIP payments to qualify as "performance-based compensation" for the Company's income tax purposes, as described below.

Background

The Company's AARCIP was established in 1993 and approved in various forms at the 1995, 2000 and 2002 Annual Meetings. Under the AARCIP, cash is payable to eligible employees based on the extent of attainment over a Performance Period of Performance Goals, all as specified and judged by the Compensation Committee in its discretion ("At Risk Awards"). The purposes of an At Risk Award are (i) to provide incentives to certain employees of the Company whose contributions are important to the continued success of the Company, and (ii) to enhance the Company's ability to attract and retain highly qualified persons for the successful conduct of its businesses.

The Company is now asking for approval by the shareholders, at the 2007 Annual Meeting, of the AARCIP included in this Proxy Statement as Appendix E (the "At Risk Plan"). Under the At Risk Plan, cash would continue to be payable to executives based on the extent of attainment over a Performance Period of Performance Goals, all as specified and judged by the Compensation Committee in its discretion. The principal change from previous versions of the AARCIP is that At Risk Awards have previously been granted as one of the types of awards permitted under either the 1993 Award and Option Plan (which

expired in 2003) or the 1997 Award and Option Plan (which was scheduled to expire in December 2006 but is proposed to be extended at the 2007 Annual Meeting). At previous Annual Meetings, the shareholders approved relatively brief Administrative Rules under one or the other of the Award and Option Plans, which automatically incorporated into the At Risk Awards a great many provisions applicable to all the types of awards made under those plans. To make the AARCIP a stand-alone plan, it has been necessary to add to the At Risk Plan document some of the definitions and other provisions that have been applicable to At Risk Awards since the inception of the program in 1993.

The Company could simply pay cash bonuses to its executives based on their performance, without having the bonus program approved by the shareholders. However, for the Company to receive the maximum tax benefit from compensation paid to its executives, shareholder approval of the At Risk Plan is necessary. Section 162(m) of the Internal Revenue Code limits the amount of individual compensation that may be deducted by an employer for tax purposes in any one fiscal year to $1 million per person. However, that section also creates an exception to the $1 million limit for compensation which constitutes "performance-based compensation", paid as a result of the attainment of pre-established, objective performance criteria. Among other conditions, in order to be "performance-based compensation", the material terms of a performance-based plan like the At Risk Plan (and the previous AARCIPs) must be approved by the Company's shareholders (and reapproved at least every five years). Consequently, some future executive compensation may not be deductible by the Company unless the At Risk Plan is approved by shareholders at the 2007 Annual Meeting.

Therefore, in order to ensure that as much as possible of the Company's future executive compensation will constitute "performance-based compensation," and thus will be fully deductible to the Company on its federal income tax returns, shareholder approval of the At Risk Plan is being sought at this time. The Board of Directors of the Company has determined that approval of the At Risk Plan by the shareholders is in the best interests of the Company and the shareholders. The affirmative vote of a majority of the shares of Common Stock present and voting at the meeting is required for approval of the At Risk Plan.

Summary of the At Risk Plan

The following is a summary of the At Risk Plan. A copy of the At Risk Plan is included in this Proxy Statement as Appendix E. The following summary is qualified in its entirety by reference to Appendix E.

At Risk Awards

Under the At Risk Plan, At Risk Awards granted by the Committee entitle each recipient to a cash payment based upon the extent to which Performance Goals have been attained for a specified Performance Period. No Eligible Employee may receive more than one At Risk Award in any fiscal year. An At Risk Award may be granted singly, in combination or in the alternative with other Awards granted under other Company benefit plans.

Administration

The At Risk Plan provides for administration by the Compensation Committee of the Board, or such other committee designated by the Board ("Committee"). The Committee must consist of at least two members, each of whom is an "outside director" as defined by Section 162(m) of the Internal Revenue Code and the rules, regulations and interpretations promulgated thereunder as amended from time to time ("Code").

The Committee has full authority to: interpret the At Risk Plan and Section 162(m) of the Code to the extent not addressed by regulation, proposed regulation or publicly available interpretation of the Internal Revenue Service; determine and select Eligible Employees to receive At Risk Awards; determine the terms and conditions of an At Risk Award, including the time of making the At Risk Award, the Performance Period, Performance Goals, and levels of At Risk Awards to be earned in relation to levels of achievement of the Performance Goals; determine whether At Risk Awards are to be granted singly, in combination or in the alternative with other Awards under other Company benefit plans; grant waivers of At Risk Plan terms and conditions, provided that such waivers are not inconsistent with Section 162(m) of the Code; and accelerate the vesting, exercise or payment of any At Risk Award or the Performance Period of an At Risk Award when such action would not cause compensation paid or payable under such At Risk Award to

cease to be deductible by the Company for federal income tax purposes. The Committee will also have the authority to grant At Risk Awards in replacement of Awards previously granted under At Risk Plan or awards under any other executive compensation or stock option plan of the Company or a Subsidiary. Neither the Committee nor any delegate thereof has the authority to take any action under the At Risk Plan which would result in the imposition of an additional tax under section 409A of the Code on the Eligible Employee holding an At Risk Award granted hereunder.

Under the At Risk Plan, all determinations of the Committee will be made by a majority of its members, and its determinations will be final, binding and conclusive. The At Risk Plan authorizes the Committee, in its discretion, to delegate its authority and duties under the At Risk Plan with respect to At Risk Awards to the Company's Chief Executive Officer or to other senior officers of the Company, but only to the extent, if any, permitted by Section 162(m) of the Code.

Eligibility for Participation

Eligible Employees are those employees of the Company or its Subsidiaries who are expected to constitute "covered employees" within the meaning of Section 162(m) of the Code, and any other Core Employee to whom an At Risk Award has been granted by the Committee. Presently, there are four Eligible Employees. An Eligible Employee who holds an outstanding At Risk Award is referred to as a Participant.

Effective Date

Upon approval of the At Risk Plan by the shareholders of the Company at the 2007 Annual Meeting, the At Risk Plan will become effective as of December 7, 2006.

Objective Performance Goals

The Performance Goals of the At Risk Plan are established with reference to earnings per share, subsidiary net income and customer service/other goals, and are established by the Committee for each Eligible Employee who receives an At Risk Award.

For example, for fiscal 2006, the Committee granted only one At Risk Award, pursuant to which Mr. Ackerman would have the opportunity to earn annual at risk incentive compensation equal to specified percentages of base salary, by achieving specific target Performance Goals constituting median and maximum performance. Mr. Ackerman, as Chief Executive Officer, received payment based upon attainment of specified levels of Company earnings per share (weighted as 55% of the formula), long-term strategy, succession planning and long-term incentive compensation goals (weighted as 10% of the formula), proved developed and undeveloped reserves goals (weighted as 25% of the formula) and customer service and safety goals (weighted as 10% of the formula).

Historically, the At Risk Awards made by the Company have typically been based on the recipient's performance over a Performance Period of two fiscal years with respect to earnings per share. The At Risk Award payment to Mr. Ackerman for 2006 was based on a two-year Performance Period, and is shown in the Summary Compensation Table on page 18 in the column headed "LTIP Payouts." When the Compensation Committee sets the Performance Goals for a specific At Risk Award, it also sets the Performance Period over which performance will be measured, which could be any time period permitted by Section 162(m) of the Internal Revenue Code.

The At Risk Plan provides that the maximum aggregate value of any At Risk Award to any Eligible Employee in any fiscal year will not exceed the lower of (i) twice that employee's base salary for that fiscal year, or (ii) two million dollars.

Grant of At Risk Awards

The At Risk Plan provides that At Risk Awards may be made for each of the fiscal years of the Company commencing with fiscal 2007. The At Risk Awards for a fiscal year may be made only within the time allowed under Section 162(m) of the Code.

Payment of At Risk Awards

Under the At Risk Plan, each At Risk Award granted to an Eligible Employee will entitle such Eligible Employee to receive a cash payment based on the extent to which the Performance Goals for a particular

Performance Period are attained, as specified by the Committee in the Award Notice and certified in writing by the Committee (for example, in approved Committee minutes). Cash payment will be made promptly after such certification.

Termination of Employment, Retirement, or Death of Participant

The At Risk Plan provides that if an Eligible Employee's employment with the Company or Subsidiary terminates for a reason other than death, disability, retirement, or any other approved reason, all unearned or unpaid At Risk Awards will be canceled or forfeited, unless otherwise provided in the Award Notice or the At Risk Plan.

The Rules provide that if the Eligible Employee became disabled, retired or was terminated for an approved reason during a Performance Period, his participation would continue to the end of the Performance Period, and he would be paid a percentage of the amount earned proportionate to his period of active service during that Performance Period.

If the Eligible Employee died during a Performance Period, the designated beneficiary or estate would be paid an amount proportionate to the period of active service during the Performance Period, based upon the maximum Award amount.

Amendments to At Risk Awards

The At Risk Plan provides that the Committee may at any time unilaterally amend any unearned or unpaid At Risk Award, including At Risk Awards earned but not yet paid, to the extent it deems appropriate. However, any such amendment which is adverse to the Eligible Employee requires the Eligible Employee's consent. The Committee has no authority to make any amendment which would cause compensation paid or payable under the At Risk Award to cease to be deductible by the Company for federal income tax purposes.

Amendments to At Risk Plan

Subject to the shareholder approval requirements of Section 162(m), the Committee may, from time to time, amend the At Risk Plan in any manner.

Change in Control and Change in Ownership

The At Risk Plan defines a "Change in Control" as occurring when (i) a "person" becomes the beneficial owner of 20% or more of voting control of the Company, (ii) the shareholders approve either a merger that substantially changes the shareholders' proportionate ownership of the surviving company or a transfer of substantially all of the Company's assets, or (iii) members of the "incumbent board" (including directors approved by at least 3/4 of the incumbent board) cease to constitute a majority of the Board. The At Risk Plan also defines a "Change in Ownership" as a change which results directly or indirectly in the Company's Common Share ceasing to be actively traded on a national securities exchange or the National Association of Securities Dealers Automated Quotation System.

If an Eligible Employee holding an At Risk Award is eligible for treatment under the Change in Control and Change in Ownership provisions of the At Risk Plan, paragraph 8 of the At Risk Plan determines the manner in which such At Risk Award will be paid to him. For purposes of making such payment, each "current Performance Period," which is a Performance Period that has commenced but has not yet ended, will be treated as terminating upon the Acceleration Date, and for each such "current Performance Period" and each "completed Performance Period," which is a Performance Period which has ended but for which the Committee has not, on the Acceleration Date, made a determination as to whether and to what degree the Performance Goals for such period have been attained, it will be assumed that the Performance Goals have been attained at a level of 100% of each target or the equivalent thereof. If the Eligible Employee is participating in one or more "current Performance Periods," he will be considered to have earned and, therefore, to be entitled to receive, a prorated portion of the At Risk Awards previously granted to him for each such Performance Period. Such prorated portion will be determined by multiplying 100% of the At Risk Award to the Eligible Employee by a fraction, the numerator of which is the total number of whole and partial years, with each partial year being treated as a whole year, that have elapsed since the beginning of the Performance Period, and the denominator of which is the total number of years in such Performance Period. An Eligible Employee in one or more "completed Performance Periods" will be

considered to have earned and, therefore, to be entitled to receive, 100% of the At Risk Awards previously granted to him during each Performance Period.

Noncompetition

Unless the Award Notice specifies otherwise, a Participant shall forfeit all unearned, and/or unpaid At Risk Awards, including At Risk Awards earned but not yet paid, and all interest, if any, accrued on the foregoing if, in the opinion of the Committee, the Participant, (i) without the written consent of the Company, engages in any manner in any business or activity competitive with the business conducted by the Company or any Subsidiary; or (ii) performs any act or engages in any activity which is inimical to the best interests of the Company.

Nonassignability

No Award under the At Risk Plan shall be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution or pursuant to a domestic relations court order), assignment, pledge, or encumbrance. Following a permitted transfer, any such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and except as provided in the next sentence, the term "Participant" shall be deemed to refer to the transferee. The events of termination of employment of paragraph 5 shall continue to be applied with reference to the original Participant and following the termination of employment of the original Participant, the transferred Award shall be payable to the transferee only to the extent, and for the periods specified in paragraph 5, that the original Participant could have received payment of such Award. Except as expressly permitted by the At Risk Plan, an Award is payable during the Participant's lifetime only to him.

No Right to Continued Employment or Grants

Participation in the At Risk Plan does not give any Participant any right to remain in the employ of the Company or any Subsidiary. The Company or, in the case of employment with a Subsidiary, the Subsidiary, reserves the right to terminate any Participant at any time. Further, the adoption of the At Risk Plan does not give any person any right to be selected as a Participant or to be granted an At Risk Award.

No Right, Title or Interest in Company Assets

To the extent any person acquires a right to receive payments from the Company under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

Savings Provision

The At Risk Plan is intended to comply with all the applicable conditions of Section 162(m) of the Code, so that compensation paid or payable as an At Risk Award will constitute qualified "performance-based compensation." To the extent any provision of the At Risk Plan or any action by the Committee fails to comply, such provision or action will be deemed null and void, to the extent permitted by law.

New Plan Benefits Table

For each of the named executive officers and the various indicated groups, the following table shows the amount of performance-based compensation paid under the AARCIP in 2006 for the 2005-2006 performance period (Payments in 2007 for 2006-2007 performance are not yet determinable).

NEW PLAN BENEFITS

Name and Position	AARCIP Performance-Based Compensation Paid for 2006(1)	Maximum AARCIP Performance-Based Compensation Possible for 2006(2)
Philip C. Ackerman Chief Executive Officer	$783,750	$1,650,000
David F. Smith President and Chief Operating Officer	$ 0	$ 0
Ronald J. Tanski Treasurer and Principal Financial Officer	$ 0	$ 0
James A. Beck President of Seneca Resources Corporation until 7/1/06	$ 0	$ 0
Dennis J. Seeley President of National Fuel Gas Distribution Corporation until 2/1/06	$ 0	$ 0
James D. Ramsdell Senior Vice President of National Fuel Gas Distribution Corporation	$ 0	$ 0
John R. Pustulka Senior Vice President of National Fuel Gas Supply Corporation	$ 0	$ 0
All current executive officers as a group (9 persons)	$783,750	$1,650,000
All non-employee directors as a group (8 persons) as of December 31, 2006	$ 0	$ 0
All other employees, including all current officers who are not executive officers, as a group	$ 0	$ 0

(1) At Risk Awards under the AARCIP represent cash payments actually made in 2006 for the 2005-2006 Performance Period. Payments for the 2006-2007 Performance Period under the AARCIP are not yet determinable.

(2) The maximum At Risk Award Payment which could have been made under the Amended AARCIP to all persons who received At Risk Awards based on the 2005-2006 Performance Period, if the Amended AARCIP had been in effect.

The Board of Directors recommends a vote FOR this proposal

4. AMENDMENTS TO THE COMPANY'S 1997 AWARD AND OPTION PLAN

We are seeking your approval of amendments to our 1997 Award and Option Plan (the "1997 Plan") (1) to extend the term of the 1997 Plan until March 31, 2012, (2) to increase the number of shares available to be issued under the 1997 Plan by one million shares, (3) to permit the Compensation Committee to grant stock appreciation rights settleable in stock to all eligible employees, (4) to require generally a minimum three-year period between the grant date and the vesting of any new awards of stock options and stock appreciation rights that are to become vested without regard to the achievement of specified performance criteria, (5) to provide for the granting of performance-based stock options and stock appreciation rights, (6) to no longer "recycle" — that is, make available for future grants — certain shares that are surrendered to the Company in connection with the exercise or vesting of awards.

Reasons for and Summary of the Proposed Amendments

The 1997 Plan, which authorizes for issuance an aggregate of 12,509,100 shares, was initially scheduled to expire December 12, 2006. The Board amended the 1997 Plan to extend its term through February 15, 2007, the date of our scheduled annual meeting of shareholders (and through any adjournment of that meeting), so that we could seek your approval of an approximately five-year extension of the term of the 1997 Plan. We are asking for an extension to March 31, 2012 so that the extended term would be expected to expire just after the annual shareholders meeting in 2012. While the Board extended the 1997 Plan for about two months to enable you to act on our request for a significant extension, no awards were permitted to be granted after December 12, 2006. Thus, the rights of the approximately 100 management employees and retirees who hold outstanding stock options or restricted stock have not been enhanced by this interim extension.

In connection with this extension we are also seeking your approval to make available for additional awards under the 1997 Plan one million additional shares, of which no more than 250,000 shares can be issued as restricted stock.

We are asking for this extension and the additional shares authorization because we strongly believe that a significant part of management compensation should be in the form of equity awards that directly align the interests of key executives and other key management employees with the interests of the Company's shareholders in growing the market value of the Common Stock. Equity awards are especially important with respect to the leadership of the Company's oil and gas exploration and production business segment, which operates in an environment where larger equity awards are necessary to attract and retain key management employees than is customary with the regulated pipeline and utility industries. The consideration to be received by the Company for future grants of options or stock appreciation rights is the services of the officers and employees who will receive those grants.

We also strongly believe in tying a significant part of management compensation to performance, and equity awards help to achieve that objective. Moreover, the proposed amendments contemplate that future awards of stock options and stock appreciation rights will generally have their vesting and exercisability linked to the achievement of specified performance objectives. These performance-based awards will generally not vest or become exercisable until the objective performance goal or goals specified in the Award Notice have been achieved. The proposed amendments contain a list of various objective performance measures for the Compensation Committee to choose from in setting the performance criteria that would be applicable to these future awards. The Committee will still have the power to grant stock options and stock appreciation rights that are not performance based, but intends to use that authority in limited circumstances.

In seeking your approval of these amendments, we have been cognizant that such programs should not excessively dilute the Common Stock by issuing too many additional shares. We have carefully considered how best to reconcile these conflicting concerns, and believe these amendments reflect a proper balance, with the objective of utilizing most efficiently the shares authorized by the shareholders. An important factor in our analysis is the large number of stock options that will either be exercised or will expire during each of the next five calendar years:

Calendar Year	2007	2008	2009	2010	2011
Options Scheduled to Expire (calculated as of 12/18/06)	1,028,821	1,045,340	52,600	3,275,703	708,786

These option expirations will more than counterbalance the dilutive effect of our proposed addition of one million shares to the pool of shares available to be issued under the 1997 Plan.

Other proposed amendments are intended to make the best possible use of the pool of shares available to be issued under the 1997 Plan. One proposed amendment requires that, to the extent that any such award would become exercisable without regard to any performance criteria, a minimum of three years of additional service would be required for a Participant to realize the value of that Award. This change is intended to assure that Awards will serve as a long-term incentive rather than a source of quick cash.

The proposed amendments that will allow us to issue stock appreciation rights settled in stock will help us to use the available pool of shares most efficiently in light of recent changes to the accounting rules applicable to equity-based compensation. In 2006, changes in the financial accounting rules applicable to

equity-based compensation awards took effect that treat stock options and stock appreciation rights settled in stock on exactly the same basis. Previously, stock options granted without a discount in the applicable exercise price could be awarded without any financial accounting charge. But stock appreciation rights, whether settled in cash or stock, were treated as variable awards, resulting in the periodic recognition of financial accounting charges that reflected any increases in the value of our stock from the date of grant. So, if the award worked to achieve its objective — to increase the value of our stock — the Company suffered an adverse financial accounting charge as compared to an economically identical grant of a stock option. Shareholders may recall that, because of the adverse accounting treatment associated with stock appreciation rights, the Company called a special shareholders meeting in 2001 to eliminate future grants of such rights and to receive approval to convert outstanding stock appreciation rights into non-qualified stock options. The presently proposed amendments would reinstate the Committee's ability to grant stock appreciation rights, except that the difference between the fair market value of our Common Stock at the date of exercise of the rights and the fair market value of the Common Stock at the date of grant will be distributed in shares of Common Stock, rather than in cash.

Because of the difference in accounting treatment between stock options and stock appreciation rights, a technique was developed in the marketplace that enabled employees to receive cash from a stock option on a basis substantially comparable to a cash-settled stock appreciation right. This technique — commonly referred to as a "cashless exercise" or "same day sale" — combined the exercise of a stock option with an immediate market sale of the underlying stock, resulting in the employee receiving the same net cash benefit. Under this technique, however, the employer granting the option was required to issue the full number of shares subject to the option. Thus, to provide the same net benefit of a stock appreciation right required that the Company incur the dilution related to the entire stock option award. In other words, when an employee does a cashless exercise of 1000 options, the Company issues 1000 shares of stock, even though the net benefit to the employee may equal the value of only a few hundred shares.

With the change in accounting treatment to equate stock options and stock settled stock appreciation rights, there is no financial accounting advantage to using stock options and issuing the greater number of shares. Accordingly, our intention, on a going-forward basis, is to utilize stock settled stock appreciation rights instead of granting new stock options, so we are requesting approval to authorize such awards on the terms and conditions set forth below. However, for purposes of determining the number of shares that may be subject to Awards granted under the 1997 Plan, we will still count the aggregate number of stock appreciation rights awarded — and not just the net number of shares issued. Thus, the "dilution savings" of using stock appreciation rights will run directly to the benefit of shareholders.

Our proposed changes to the 1997 Plan's share counting rules are intended to eliminate some provisions that have been in our stock option plans for many years, and that have commonly been used in competitive practices, which are now called "recycling" and opposed by some corporate governance commentators. Under the 1997 Plan and most stock option plans, a Participant can pay the option exercise price or his minimum tax withholding by using shares of Company common stock, and the Company would cancel those shares of stock. Before the currently proposed amendments, the surrendered or canceled shares would be added back to the shares available for issuance under the 1997 Plan. Similarly, if any shares subject to any such Award had been otherwise settled for a payment in cash, the corresponding shares would again have become available for grant under the 1997 Plan. Making these shares available to be granted as new Awards did not increase the dilution of the outstanding stock, because each share added back into the 1997 Plan was matched by an actual share that was actually cancelled. Nevertheless, this "recycling" process has come under criticism by some, and we are responding by eliminating the practice with respect to shares that are cancelled because they are used to pay the exercise price or taxes.

We have also amended the 1997 Plan to eliminate the authority to grant dividend equivalents in respect of stock options. We have never used this authority with respect to any of the options granted under the 1997 Plan, and believe that doing so would not further the objectives of the 1997 Plan.

On December 7, 2006, the Board of Directors adopted the amendments to the 1997 Plan summarized above subject to approval by the common stockholders at this meeting. The affirmative vote of a majority of the votes cast with respect to this proposal by the holders of shares of Common Stock entitled to vote is required for the adoption of the proposal. A copy of the 1997 Plan, as proposed to be amended, is attached to and incorporated into this Proxy Statement as Appendix F.

The principal terms of the 1997 Plan are summarized below.

Administration

The 1997 Plan provides for administration by the Compensation Committee of the Board or another committee designated by the Board ("Committee"). The Committee is composed entirely of "Disinterested Board Members" who are not present or former employees or officers of the Company. No member of the Committee is eligible to be selected to participate in the 1997 Plan. Among the powers granted to the Committee are the authority to interpret the 1997 Plan, establish administrative rules, regulations and procedures, select core employees of the Company and its subsidiaries to receive awards, determine the form and amount and other terms and conditions of an award, grant waivers of 1997 Plan terms and conditions, accelerate the vesting, exercise or payment of an award and take all action it deems advisable for the proper administration of the 1997 Plan. The 1997 Plan authorizes the Committee to delegate its authority and duties under those Plans, in certain circumstances, to the Chief Executive Officer and other senior officers of the Company. Under the amended 1997 Plan, the Committee will no longer have the authority to grant replacement or repriced awards except in the limited circumstances described below under the heading Adjustment of Shares Available.

Eligibility for Participation

All Core Employees and Key Employees (management employees selected by the Committee) of the Company or any of its 80%-or-more owned subsidiaries are eligible to be selected to participate in the 1997 Plan. The selection of Participants from among core management employees is within the discretion of the Committee. Under the 1997 Plan, 'Key Management Employees" (select highly compensated employees) are the only people eligible to receive restricted stock.

Amendment of Plan

The Board may suspend or terminate the 1997 Plan at any time, and may also amend the 1997 Plan at any time, but any such amendment may be subject to stockholder approval (i) at the discretion of the Board; and (ii) to the extent stockholder approval may be required by law or under the applicable requirements of any exchange on which the stock is listed to trade.

Shares Available for Grant

As amended, the 1997 Plan authorizes the Committee to grant awards through March 31, 2012. Subject to equitable adjustment, 13,509,100 shares of Common Stock of the Company would be authorized for issuance under the 1997 Plan after the 2007 Annual Meeting if the shareholders approve the proposed amendments. This is an increase of one million shares over what the shareholders have authorized before the 2007 Annual Meeting. The total number of authorized shares reflects the 3,800,000 shares originally authorized for issuance under the 1997 Plan, as adjusted to reflect a stock split in 2001, and an amendment to the 1997 Plan to authorize 4,909,100 additional shares approved by shareholders in 2001.

Of the authorized shares, only 250,000 may be used for Awards of restricted stock on or after February 15, 2007. The remaining authorized shares may be used only in connection with grants of stock option and stock appreciation rights. As of December 18, 2006, there were outstanding unexercised 1997 Plan option awards in respect of 8,931,670 shares, and 156,373 shares were available for issuance in respect of additional awards. As of December 18, 2006, the fair market value of a share of our common stock, determined based on the average of the high and low prices of the stock on that day, was $39.89.

Before the 2007 Annual Meeting when a stock option was exercised using previously owned shares, or the applicable tax withholding was effected using shares that are issuable in respect of such award, the surrendered or withheld shares were added back to the shares available for issuance under the 1997 Plan. Similarly, if any shares subject to any such prior award were settled for a payment in cash, the corresponding shares would again have become available for grant under the 1997 Plan. Following approval of the proposed amendments at the 2007 Annual Meeting, shares used to exercise options or to satisfy tax withholding obligation, or related to awards settled in cash or for other consideration will no longer become available for grants under the 1997 Plan. However, any shares that relate to Awards that lapse, expire or are forfeited for any other reason will again be available for grants under the 1997 Plan.

No participant in the 1997 Plan may receive awards covering more than 600,000 shares of Common Stock of the Company in any fiscal year. This maximum limit is subject to equitable adjustment in the event of a stock split, stock dividend, merger, reorganization or other transaction affecting our capital stock.

Type of Awards

The 1997 Plan provides for the grant of any or all of the following types of awards: (1) stock options, including incentive stock options; (2) stock appreciation rights ("SARs"); and (3) restricted shares of our common stock. Such awards may be granted singly or in combination, as determined by the Committee.

Stock Options

Under the 1997 Plan, the Committee may grant awards to Key Employees or Core Employees in the form of stock options to purchase shares of the Company's Common Stock. Stock options granted under the 1997 Plan after February 15, 2007 will be non-qualified stock options. Unless the award notice provides otherwise, each option shall be exercisable in whole or in part. The Committee will, with regard to each stock option, determine the number of shares subject to the option, the manner and time of the option's exercise, and the exercise price per share of Common Stock subject to the option. In no event, however, may the exercise price of a stock option be less than the fair market value of the Company's Common Stock on the date of the stock option's grant. Unless the award notice provides a shorter period, each non-qualified stock option shall expire on the day after the tenth anniversary of the grant. In no event shall a non-qualified stock option be exercisable later than the exercise period set forth in the award notice. Unless the award notice provides otherwise, any non-qualified stock option which has not previously expired shall terminate upon termination of the Participant's employment with the Company by either (i) voluntary resignation before his or her 60th birthday, or (ii) discharge for cause. A Participant who resigns on or after his or her 60th birthday (a "Retiree") may exercise all or part of the Retiree's non-qualified stock options as described in this paragraph. A Retiree may exercise any non-qualified stock option which the Retiree was entitled to exercise on the date the Retiree's employment terminates, and may also exercise any non-qualified stock option which the Retiree subsequently becomes eligible to exercise. A Retiree may exercise non-qualified stock options no later than the fifth anniversary of the Retiree's resignation, or such later date as the Committee, in its sole discretion, deems appropriate (the "Post-Termination Exercise Period"). A Participant whose employment is terminated not for cause is treated the same as a Retiree for the purposes described in this paragraph. Notwithstanding the foregoing, if the Committee determines that a Participant is employed by an employer or engaged in a business that competes with the business of the Company, or otherwise engages in activity which in the Committee's opinion is inimical to the best interests of the Company, the Participant shall thereafter lose his or her rights to exercise any non-qualified stock options.

Upon the death of a Participant while employed with the Company or within the Post-Termination Exercise Period, the Participant's estate or the person to whom the Participant's rights under the non-qualified stock option are transferred by will or the laws of descent and distribution may, within five years after the date of the Participant's death while employed, or within the Post-Termination Exercise Period, exercise all or part of the non-qualified stock option which the Participant was entitled to exercise on the date of death.

With some exceptions described below, each non-qualified option issued on or after February 15, 2007 shall first become exercisable on the third anniversary of its date of grant, or if earlier (i) on the date of the Participant's death occurring after the date of grant; (ii) six months after the date of grant, if the Participant is a Retiree who retired after the date of grant, and before such six months; or (iii) on the date of a Retiree's retirement and at least six months after the date of grant. The exceptions are that, if an Award Notice so provides, stock options may become exercisable on an earlier date if awarded on or after February 15, 2007 (i) in connection with a merger or acquisition to a Participant who joins the Company or a Subsidiary as the result of a merger or acquisition, or (ii) to a Participant as part of his initial inducement to join the Company or a Subsidiary. Similarly, the minimum three year service requirement would not apply in the event of a change of control, or in the event that performance criteria related to the exercise of any stock options are satisfied at an earlier point in time. Subject to the exceptions described earlier in this paragraph, unless the Award Notice provides otherwise, stock options issued on or after February 15, 2007 shall be exercisable only upon attainment (as determined by the Committee or its delegate) of performance goals during performance periods established by the Committee. The performance goals would

selected by the Committee from one or more of the performance criteria discussed below under the heading "Performance Criteria." Upon exercise of a stock option the exercise price may, at the discretion of the Committee, be paid by a Participant in cash, shares of Common Stock, shares of restricted stock, a combination thereof, or such other consideration as the Committee may deem appropriate. The 1997 Plan also allows options to be exercised using the so-called "cashless exercise" of options by payment of the exercise price from the sale proceeds of a portion of the shares otherwise receivable upon exercise of the option.

No stock option issued under the 1997 Plan can be repriced by reducing the exercise price after the options are granted, except in the limited circumstances described below under the heading Adjustment of Shares Available.

Stock Appreciation Rights

A SAR is a right to receive payment in shares of Common Stock equal to the appreciation in fair market value of a stated number of shares of Common Stock from the SAR's exercise price to the fair market value on the date of its exercise. SARs may not be repriced by decreasing the SAR's exercise price after the award date, except in the limited circumstances described below under the heading Adjustment of Shares Available. The 1997 Plan authorizes the Committee to grant SARs to Key Management Employees or Core Employees.

With some exceptions described below, each SAR issued on or after February 15, 2007 shall first become exercisable on the third anniversary of its date of grant, or if earlier (i) on the date of the Participant's death occurring after the date of grant; (ii) six months after the date of grant, if the Participant is a Retiree who retired after the date of grant, and before such six months; or (iii) on the date of a Retiree's retirement and at least six months after the date of grant. The exceptions are that, if an Award Notice so provides, SARs may become exercisable on an earlier date if awarded on or after February 15, 2007 (i) in connection with a merger or acquisition to a Participant who joins the Company or a Subsidiary as the result of a merger or acquisition, or (ii) to a Participant as part of his initial inducement to join the Company or a Subsidiary. Similarly, the minimum three year service requirement would not apply in the event of a change of control, or in the event that performance criteria related to the exercise of any SARs are satisfied at an earlier point in time. Subject to the exceptions described earlier in this paragraph, unless the Award Notice provides otherwise, SARs issued on or after February 15, 2007 shall be exercisable only upon attainment (as determined by the Committee or its delegate) of performance goals during performance periods established by the Committee. The performance goals would selected by the Committee from one or more of the performance criteria discussed below under the heading "Performance Criteria." The Committee would determine the number of shares subject to the SAR, the manner and time of the SAR may be exercised, and the exercise price of the SAR. However, the exercise price of a SAR will in no event be less than the fair market value of the Common Stock on the date of the grant of the SAR. Unless the Award Notice provides a shorter period, each SAR shall expire ten years and one day after its date of grant.

Restricted Stock Awards

The 1997 Plan authorizes the Committee to grant awards to Key Management Employees in the form of restricted shares of Common Stock, and Common Stock units. Such awards will be subject to such terms and conditions as the Committee deems appropriate, including restrictions on transferability and continued employment. Unless the Award Notice provides otherwise, any restricted stock issued after February 16, 2007 shall be conditioned upon attainment (as determined by the Committee) of performance goals established pursuant to one or more of performance criteria discussed below under the heading "Performance Criteria." During any restricted period, the Committee may grant to the Participant all or any rights of a stockholder with respect to such shares, including the rights to vote and to receive dividends. No more than 100,000 restricted shares can be issued from the 1997 Plan in a fiscal year. The 1997 Plan gives the Committee the discretion to accelerate the delivery of shares of such awards.

Performance Criteria

The performance measure(s) to be used for purposes of stock options, SARs and restricted stock issued after February 15, 2007 shall include one or more measures chosen from among the following, as applied to the Company or to any Subsidiary or combination of Subsidiaries: (a) earnings per share; (b) net

income (before or after taxes); (c) return measures (including, but not limited to, return on assets, equity or sales); (d) cash flow return on investments which equals net cash flows divided by owners equity; (e) earnings before or after taxes, depreciation and/or amortization; (f) gross revenues; (g) operating income (before or after taxes); (h) total shareholder return; (i) corporate performance indicators (indices based on the level of certain expenses, certain objectively measurable operational events or certain services provided to customers); (j) cash generation, profit and/or revenue targets; (k) growth measures, including revenue growth, reserve growth or reserve replacement, as compared to a peer group or other benchmark; and/or (l) share price (including, but not limited to, growth measures and total shareholder return). In setting performance goals using these performance measures, the Committee may exclude the effect of changes in accounting standards and non-recurring unusual events specified by the Committee, such as write-offs, capital gains and losses, and acquisitions and dispositions of businesses.

Other Terms of Awards

If an award is granted in the form of restricted stock, the Committee may include as part of such award an entitlement to receive dividends or dividend equivalents. Dividends or dividend equivalents which are not currently paid may, in the Committee's discretion, accrue interest, be reinvested in additional shares of Common Stock, or be credited as additional performance shares and paid to the Participant if and when, and to the extent that, payment is made pursuant to such award.

The 1997 Plan provides for the forfeiture of awards in the event of termination of employment for a reason other than death, disability, retirement, or any approved reason, unless the award provides otherwise. The 1997 Plan authorizes the Committee to promulgate administrative guidelines for the purpose of determining what treatment will be afforded to a Participant under the 1997 Plan in the event of his or her death, disability, retirement, or termination of employment for an approved reason. Forfeiture is also required if, in the opinion of the Committee, the Participant competes with the Company without its written consent, or if he or she acts in a manner inimical to the Company's best interests.

Upon grant of any award, the Committee may, by way of an award notice or otherwise, establish such other items and conditions governing the grant of such award as are not inconsistent with the 1997 Plan. The Committee may unilaterally amend any award if such amendment is not adverse to the Participant. The Company may deduct from any payment under the 1997 Plan the amount of any applicable income and employment taxes, or may require the Participant to pay such taxes as a condition to making such payment. A Participant may pay the amount of such taxes required to be withheld from any award, in whole or in part, by requesting that the Company withhold from any payment of Common Stock due as a result of such award, or by delivering to the Company, shares of Common Stock with a fair market value less than or equal to the amount of the applicable withholding taxes. For this purpose, the shares to be withheld shall be valued at the fair market value on the date the award is exercised or, in the case of restricted stock, vests.

Nonassignability

All awards under the 1997 Plan may not be transferred (except by will or the laws of descent and distribution or pursuant to an appropriate court order), and during a Participant's lifetime may be exercised only by the Participant. except that, unless the Committee specifies otherwise, all awards of nonqualified stock options or SARs will be transferable, subject to all the terms and conditions to which such nonqualified stock options or SARs are otherwise subject, to (i) members of a Participant's immediate family as defined in Rule 16a-1 of the Exchange Act or any successor rule or regulation, (ii) trusts for the exclusive benefit of the Participant or such immediate family members or (iii) entities which are wholly-owned by the Participant or such immediate family members, provided that (a) there is no consideration for such transfer and (b) subsequent transfers of transferred options are prohibited (except by will or the laws of descent and distribution). Following transfer, any such options continue to be subject to the same terms and conditions as were applicable immediately prior to transfer and, except for events related to the termination of employment of the Participant, the term "Participant" will refer to the transferee.

Change in Control/Change in Ownership

In the event of a Change in Control (as defined below), a Participant whose employment is terminated within two years of the date of such event for a reason other than death, disability, Cause (as defined in the 1997 Plan), voluntary resignation other than for Good Reason (as defined below) or retirement, would be entitled to the following treatment under the 1997 Plan; (i) all of the terms and conditions in effect on any of the Participant's outstanding awards would immediately lapse; (ii) all of the Participant's outstanding awards would automatically become one hundred percent vested; and (iii) all of the Participant's outstanding stock options, SARs and restricted stock would immediately vest and the options and SARs would be immediately cashed out on the basis of the Fair Market Value of the Common Stock on the Acceleration Date (as defined in the Plan). Such payments would be made as soon as possible, but no later than the 90th day following such event.

For purposes of the 1997 Plan, a Change in Control shall occur whenever:

(i) any person, other than the Company, one of our subsidiaries, or any employee benefit plan or plans sponsored by the Company or any such subsidiary, is or has become the beneficial owner of twenty percent (20%) or more of the combined voting power of the outstanding securities of the Company ordinarily having the right to vote at the election of directors,

(ii) our stockholders approve

(a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which the common stockholders of the Company immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before,

(b) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common stockholders of the Company immediately prior to the consolidation or merger do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of Common Stock hold at least a majority of the common stock of the corporation which owns all of the Common Stock of the Company), or

(c) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or

(iii) individuals who constituted the Board on January 1, 1997 (the "Incumbent Board") have ceased for any reason to constitute at least a majority thereof, provided that any person who has become a director subsequent to January 1, 1997 or who hereafter becomes a director and whose election, or nomination for election, was approved by a vote of at least three-quarters (3/4) of the directors comprising the Incumbent Board shall be considered as though such person were a member of the Incumbent Board.

A participant in the 1997 Plan shall have "Good Reason" to terminate employment if he or she shall make a good faith determination that there has been any (i) material change in the participant's functions, duties or responsibilities which change could significantly impair the participant's position with the Company; (ii) assignment or reassignment of the participant, without his or her consent, to another place of employment more than 30 miles from the participant's prior place of employment, or (iii) reduction in the participant's total compensation or benefits or any component thereof.

The 1997 Plan also provides that upon a Change in Ownership (as defined in the 1997 Plan), all Participants, regardless of whether their employment is terminated, would automatically receive the same treatment afforded to a terminated Participant under the Plan in the event of a Change in Control. The 1997 Plan defines a Change in Ownership as a change which results in the Company's Common Stock ceasing to be actively traded on the New York Stock Exchange, another national stock exchange or the National Association of Securities Dealers Automated Quotation System.

Adjustment of Shares Available

In the event of changes in the Common Stock by reason of a Common Stock dividend, stock split, reverse stock split or other combination, appropriate adjustment will be made by the Committee in the aggregate number of shares of Common Stock available under the 1997 Plan, the number of shares of Common Stock with respect to which awards may be granted to any Participant in any fiscal year, and the number of shares of Common Stock, SARs, performance shares, Common Stock units and other stock-based interests subject to outstanding awards, without, in the case of stock options, causing a change in the aggregate purchase price to be paid for such shares of Common Stock.

The 1997 Plan also provides that in the event of a merger, consolidation, reorganization of the Company with another corporation, a reclassification of the Common Stock, a spin-off of a significant asset, or other changes in the capitalization of the Company, appropriate provisions will be made for the protection and continuation of outstanding awards by either (i) the substitution of appropriate stock or other securities, or (ii) by appropriate adjustments in the number of shares issuable pursuant to the Plan, the number of shares covered by outstanding Awards, the option price of outstanding stock options, and the exercise price of outstanding SARs, as deemed appropriate by the Committee.

Federal Income Tax Treatment

The following is a brief summary of the federal income tax aspects of the 1997 Plan, based on existing law and regulations which are subject to change. The application of state and local income taxes and other federal taxes is not discussed.

A participant who is granted an incentive stock option is not required to recognize taxable income at the time of the grant or at the time of exercise. Under certain circumstances, however, a participant may be subject to the alternative minimum tax with respect to the exercise of his incentive stock options. The Company is not entitled to a deduction at the time of grant or at the time of exercise of an incentive stock option. If a participant does not dispose of the shares acquired pursuant to the exercise of an incentive stock option before the later of two years from the date of grant of the option and one year from the transfer of the shares to him, any gain or loss realized on a subsequent disposition of the shares will be treated as long-term capital gain or loss. Under such circumstances, the Company will not be entitled to any deduction for federal income tax purposes.

If a participant disposes of the shares received upon the exercise of any incentive stock option either (1) within one year of the transfer of the shares to him or her or (2) within two years after the incentive stock option was granted, the Participant will generally recognize ordinary compensation income equal to the lesser of (a) the excess of the fair market value of the shares on the date the incentive stock option was exercised over the purchase price paid for the shares upon exercise, and (b) the amount of gain realized on the sale. If a Participant is required to recognize ordinary compensation income as a result of the disposition of shares acquired on the exercise of any incentive stock option, the Company will be entitled to a deduction for an equivalent amount.

A participant who is granted a non-qualified stock option does not have taxable income at the time of grant, but does have taxable income at the time of exercise equal to the difference between the exercise price of the shares and the market value of the shares on the date of exercise. The Company is entitled to a corresponding deduction for the same amount.

The grant of a stock appreciation right will produce no federal tax consequences for the Participant or the Company. The exercise of a stock appreciation right results in taxable income to the participant, equal to the difference between the exercise price of the stock appreciation right and the fair market value of a share on the date of exercise, and a corresponding deduction to the Company.

A participant who has been granted shares of restricted stock will not be required to recognize taxable income at the time of the grant, and the Company will not be entitled to a deduction at the time of the grant, assuming that the restrictions constitute a substantial risk of forfeiture for federal income tax purposes. When such restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The Company will be entitled to a corresponding deduction subject to the limitations imposed under Section 162(m) of the Code.

New Plan Benefits Table

The 1997 Plan authorized the Compensation Committee to make awards within the limits contained in the 1997 Plan, including a limit on the number of shares available for such awards. The Compensation Committee has made no preliminary determinations on who would get how many awards under the 1997 Plan after the 2007 Annual Meeting. Information on option grants to the named executive officers during fiscal 2006 is contained in the Option Grants in Fiscal 2006 table on page 20 of this Proxy Statement. The following table contains additional information about grants of stock options under the 1997 Plan during fiscal 2006, the most recently completed fiscal year.

NEW PLAN BENEFITS

Name and Position	Dollar Value	Number of Units
Philip C. Ackerman Chief Executive Officer	$ 666,690	100,000
David F. Smith President and Chief Operating Officer	$ 366,845	55,000
Ronald J. Tanski Treasurer and Principal Financial Officer	$ 240,116	36,000
James A. Beck President of Seneca Resources Corporation until 7/1/06	$ 0	0
Dennis J. Seeley President of National Fuel Gas Distribution Corporation until 2/1/06	$ 0	0
James D. Ramsdell Senior Vice President of National Fuel Gas Distribution Corporation	$ 80,039	12,000
John R. Pustulka Senior Vice President of National Fuel Gas Supply Corporation	$ 80,039	12,000
All current executive officers as a group (9 persons)(1)	$1,677,480	251,500
All non-employee directors as a group (8 persons)	$ 0	0
All other employees who are not executive officers, including all current officers who are not executive officers, as a group(2)	$ 995,918	81,500

(1) The Company's executive officers are listed in the Company's 2006 Annual Report and Form 10-K which accompanies this Proxy Statement. All the Company's executive officers are eligible to receive awards under the 1997 Plan and therefore have a substantial interest in this matter.

(2) Reflects 65,500 options issued and valued at $6.6699/share "Grant Date Present Value;" and 16,000 restricted stock valued at $34.94/share (fair market value at grant date).

The Board of Directors recommends a Vote FOR the above proposal

5. SHAREHOLDER PROPOSAL

A shareholder (the "Proponent") has indicated that he or she will present the proposal set forth below for consideration by the shareholders at the Annual Meeting. The name, address and stock ownership of the Proponent will be provided by the Company's Secretary to any shareholder promptly upon receipt of any oral or written request. The affirmative vote of a majority of the votes cast on this proposal by the holders of Common Stock entitled to vote is required to adopt this proposal.

"The stockholders recommend that the Board undo the large increases in compensation payable to non-employee directors, and restore the compensation program in effect in fiscal 2003, for a minimum of 3 years, and that these changes occur effective beginning April 1, 2007. There is one exception — Committee chairmen would receive no extra compensation (and certainly not the excessive $7,500 per year now in effect) for service as such. This means that non-employee directors would receive the following annual compensation:

- Cash retainer of $20,000.
- Company common stock retainer of 1,200 shares.

- $1,500 per Board meeting attended.
- $1,200 per Board Committee meeting attended.
- $600 per special consultation at request of CEO.

Further, the stockholders recommend that any later increases in non-employee director compensation not be payable until after (if) directors are reelected.

My stockholder proposal is necessary for these reasons.

In December 2004, non-employee directors greatly increased their own compensation, without seeking stockholder approval. The annual cash retainer was increased by 30% to $26,000, and the compensation paid per Board and committee meeting was increased by 20% and 50% respectively, to $1,800. In fiscal 2005, the annual compensation of non-employee directors who attend 6 meetings of the Board (the number held in 2005) as well as 8 meetings of the Compensation Committee (the number held in 2005) was approximately $95,000, an outrageous amount for attending a few meetings and reading a few documents.

Some non-employee directors (e.g., Committee chairman) will receive more than $100,000 in fiscal 2006.

These figures are computed using a recent Company stock price of $37 per share.

Current compensation levels are even more outrageous when the following are considered:

- There is no public indication that anyone undertook any study justifying these large compensation increases. Further, there is no evidence that the Company has had difficulties attracting and retaining directors. After all, who wouldn't want to receive close to $100,000 per year for a few days' work?
- The Board has been derelict. It permitted Bernard Kennedy, recently retired CEO, to plunder the Company in the amount of approximately $67 million. (This is approximately the total value of the cash, benefits, stock, stock options etc. provided and promised to Kennedy respecting his time as Company CEO and retiree. These figures are derived from public filings.) Kennedy was paid $23 million (cash) in 2004 alone.
- The Board has been imprudent in maintaining and increasing executives' benefits, while the unfunded portion of executive and employee benefits exceeds $483 million (fiscal 2005 year end).
- As the Company's February 9, 2006 10-Q indicates (page 35), the Company recently settled allegations of fraudulent conduct, by paying a large sum.
- As the front page article in the July 2, 2006 edition of the Buffalo News indicates, the Company has its own stock option backdating scandal.

Thus, the directors allowed misconduct to flourish, were derelict in their duties, and don't deserve reelection much less such rich pay packages.

My Proposal will reduce waste and save the Company money, and should be approved."

Statement of the Board in Opposition to the Shareholder Proposal

Your Board of Directors recommends that you vote "AGAINST" this proposal. The proposal is unnecessary, unwise and is motivated by the personal grievances of the Proponent, who is the life companion of a disgruntled ex-employee who has repeatedly submitted similar proposals since 1998. This proposal is part of that ex-employee's long-running vendetta against the Company and certain of its officers and directors. In the course of that campaign, that ex-employee has violated numerous court orders, for which various courts have found him guilty of more than 80 counts of civil contempt of court and 35 counts of criminal contempt. Nevertheless, the rules of the SEC require us to include the Proponent's proposal and supporting statement.

If the Proponent's proposal had been in effect throughout fiscal year 2006, the total savings to the Company would have been less than $160,000, taken from among the seven individuals who served as outside directors in fiscal 2006. The Board's compensation is described on page 8 of this Proxy Statement.

Last year, the Proponent's almost identical proposal received only 9.7% of the votes cast on it. The recommendation of Institutional Shareholders Services (ISS) published on January 31, 2006 was to vote

against last year's proposal. ISS's recommendation noted that the Company's directors were paid less than the median of the director compensation for the peer group selected by ISS, and that "it appears that director compensation was not out of line with peers." The level of director fees for compensation of the Company's outside directors has not been changed since January 2005.

The compensation received by your outside directors was marginally increased effective January 1, 2005 after a review of the same peer group of 11 companies used for evaluating executive compensation (see the Report of the Compensation Committee on pages 14-17 of this Proxy Statement). In December 2004, the Company's outside directors were being paid below the median of the 11 companies in that peer group, ranking seventh among 11. The modest increase effective January 1, 2005 moved the Company up to sixth (exactly the median) among those 11 peer companies. Comparing to a wider group of publicly traded companies, in fiscal 2006 your outside directors were on average paid only 64% of the 2005 median compensation for directors of the 350 companies in the "Mercer 350."

Contrary to the Proponent's misconception, there are more than "a few days of work" involved in being a director of a publicly traded company in the post-Enron, post-Sarbanes-Oxley era. In fiscal 2006, the Audit Committee met nine times and the Compensation Committee met six times. One outside director attended seven board meetings and 18 committee meetings in fiscal 2006. Substantial preparation for these meetings and substantial potential liability are integral parts of public company board membership.

Your Board of Directors consists of individuals with many years of successful experience in various segments of the natural gas industry. Their skill, judgment and dedication are evidenced by the performance of the Company's stock as shown by the Corporate Performance Graph set forth on page 22 of this Proxy Statement. Much of their compensation is in the form of Company Stock which they must retain until after they leave the Board, and their holdings of Company Stock are set forth on pages 11-12 of this Proxy Statement. Their interests are aligned with the stockholders, and they are well worth the compensation they receive from the Company.

The Board of Directors recommends a vote "AGAINST" this proposal.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Directors, officers and greater-than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of information furnished to the Company, reports filed through the Company and/or written representations that no Form 5 was required, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and greater-than 10% beneficial owners were complied with during fiscal 2006, except as described below.

All of the Section 16(a) reports filed by director Rolland E. Kidder regarding transactions in fiscal 2005 and 2006 timely and accurately disclosed the total number of shares of Company stock owned by him. However, some filings have inadvertently contained errors in designating the respective number of shares held by him "directly" and "indirectly." SEC rules consider the Company stock held in the joint stock brokerage account maintained by Mr. Kidder and his wife to be "directly" owned by Mr. Kidder, and the Company stock registered in Mrs. Kidder's name or held in her stock brokerage account to be "indirectly" owned by Mr. Kidder. Mr. and Mrs. Kidder are a happily married couple who file joint tax returns and generally handle their finances as a joint pool of assets and expenses. Miscommunication among the stockbroker, Mr. Kidder and the Company personnel who prepare Mr. Kidder's 16(a) reports resulted in the necessary correction of some of his 16(a) reports, which are therefore considered not to have been filed "on a timely basis." Specifically, Mr. Kidder filed on December 28, 2006, Section 16(a) reports to report (i) the movement in 2005 of 8,500 shares from the joint account (direct) into Mrs. Kidder's account (indirect), and 2,165 shares from her account (indirect) into the joint account (direct), both considered "gifts" because no money or other consideration changed hands; and (ii) the correction of a report disclosing sale into the market of 1,500 indirectly owned shares in 2006, which was corrected to report that transaction as a sale of shares directly owned by Mr. Kidder.

CODE OF ETHICS

Pursuant to SEC Regulations, the Company has adopted a code of ethics that applies to the Company's principal executive officer, principal accounting officer, controller, other officers and employees that is designed to deter wrongdoing and to promote honest and ethical conduct. The text of the code of ethics can be viewed by going to the Company's website www.nationalfuelgas.com. Upon request, the Company will provide to any person without charge a copy of the code of ethics. Requests must be made to the Secretary at the principal offices of the Company.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Only one copy of the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders and one copy of the Company's Annual Report and Form 10-K for the 2006 fiscal year are being delivered to multiple stockholders who share an address unless the Company has received contrary instructions from one or more of the stockholders. A separate proxy card and a separate notice of the meeting of stockholders are being included for each account at the shared address.

Registered stockholders who share an address and would like to receive a separate annual report to stockholders and/or a separate proxy statement for the 2007 Annual Meeting or in the future, or have questions regarding the householding process, may contact the Company's transfer agent, The Bank of New York, by calling 1-800-648-8166 or by forwarding a written request addressed to The Bank of New York, 101 Barclay St., 11 East, New York, NY 10286. Promptly upon request, additional copies of the Company's Annual Report and Form 10-K for the 2006 fiscal year and/or separate Proxy Statements for the 2007 Annual Meeting will be sent. By contacting The Bank of New York, registered stockholders sharing an address can also request delivery of a single copy of annual reports to stockholders or proxy statements in the future if registered stockholders at the shared address are receiving multiple copies.

Many brokerage firms and other holders of record have also instituted householding procedures. If your family has one or more "street name" accounts under which you beneficially own shares of Common Stock, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of the Proxy Statement or our Annual Report to Stockholders for fiscal 2006 or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

The Board of Directors does not know of any business that will be presented for consideration at the meeting except as set forth above. However, if any other business is properly brought before the meeting, or any adjournment thereof, the Proxies will vote in regard thereto according to their discretion.

PROPOSALS OF SECURITY HOLDERS

Proposals that security holders intend to present at the 2008 Annual Meeting of Stockholders must be received by the Secretary at the principal offices of the Company no later than September 8, 2007, in order to be considered for inclusion in the Company's proxy statement and proxy for that meeting. Notice of a shareholder proposal submitted outside the processes of SEC Rule 14a-8 under the Securities Exchange Act, for consideration at the 2008 Annual Meeting of Stockholders, shall be considered untimely unless received by the Secretary at the Company's principal office no later than September 17, 2007.

By Order of the Board of Directors

Anna Marie Cellino
Secretary

January 12, 2007

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APPENDIX A TO PROXY STATEMENT

NATIONAL FUEL GAS COMPANY
DIRECTOR INDEPENDENCE GUIDELINES

AS AMENDED DECEMBER 8, 2005

The following Director Independence Guidelines (the "Guidelines") have been adopted by the Board of Directors (the "Board") of National Fuel Gas Company ("National Fuel") to assist the Board in the exercise of its responsibilities to National Fuel and its shareholders. The Guidelines should be interpreted in the context of all applicable laws and National Fuel's other corporate governance documents, and are intended to serve as a flexible framework within which the Board may conduct its business. The Guidelines are subject to modification from time to time, and the Board shall be able, in the exercise of its discretion, to deviate from the Guidelines from time to time, as the Board may deem appropriate and as required or permitted by applicable laws and regulations.

1. *Effectiveness.* The Guidelines will become effective on January 1, 2004.

2. *Implementation.* The Board will annually review the independence of all directors, affirmatively make a determination as to the independence of each director and disclose those determinations, in each case, consistent with the requirements of the New York Stock Exchange ("NYSE") and the Securities and Exchange Commission ("SEC"), as applicable.

3. *Independence of at Least a Majority of the Board.* The Board will at all times have at least a majority of directors who meet the criteria for independence required by the NYSE and the SEC.

4. *Absence of a Material Relationship.* In order for a director to be considered "independent," the Board must affirmatively determine, after consideration of all relevant facts and circumstances, that the director has no direct or indirect material relationship with National Fuel or any subsidiary in a consolidated group with National Fuel (together, the "Company"). When assessing the materiality of a director's relationship with the Company, the Board will consider the issue not merely from the standpoint of the director, but also from that of persons or entities with which the director has an affiliation.

5. *Cooling-Off Period.* A director will not be considered independent if:

(i) currently or within the preceding three years the director is or was employed by the Company;

(ii) currently or within the last three years, an immediate family member of the director is or was employed by the Company as an executive officer;

(iii) the director or an immediate family member of the director received during any twelve-month period within the last three years more than $100,000 in compensation from the Company (excluding (A) director and committee fees, (B) pension and other deferred compensation for prior service provided such compensation is not contingent in any way on continued service and (C) compensation received by such immediate family member for service as a non-executive employee of the Company);

(iv) the director (A) is a current partner or employee of a firm that is the present auditor of the Company or (B) within the past three years was a partner or employee of such firm and worked on the Company's audit;

(v) an immediate family member of the director (A) is a current partner of a firm that is the present auditor of the Company (B) is a current employee of a firm that is the present auditor of the Company and participates in such firm's audit, assurance or tax compliance practice or (C) within the past three years was a partner or employee of such firm and worked on the Company's audit;

(vi) a present Company executive officer currently serves or within the past three years served on the compensation committee of an entity which employed the director or an immediate family member of the director as an executive officer (this three year cooling-off period shall apply to both service and employment); or

(vii) the director is an employee, or an immediate family member of the director is an executive officer, of an entity that in any of the last three fiscal years made payments to, or received payments from, the Company for property or services in excess of the greater of (A) $1 million, or (B) 2% of the other entity's consolidated gross revenues. Contributions to tax-exempt organizations shall not be considered "payments."

6. *Categorical Standards.* Provided that the independence criteria set forth in Paragraph 5 above are met, the Board has determined that the following commercial or charitable relationships will not be considered material relationships for purposes of determining whether a director is independent:

(i) the director is a member, partner or executive officer of, or of counsel to, an entity (excluding any charitable organization) that makes annual payments to or receives annual payments from the Company for property or services in an amount less than the greater of (A) $1 million, or (B) 2% of the other's consolidated gross revenues for its last completed fiscal year;

(ii) the director is an executive officer, trustee or director of an entity, and the Company's discretionary charitable contributions to that entity are less than 5% of that entity's total annual charitable receipts for its last completed fiscal year; and

(iii) the director is an executive officer of an entity which is indebted to the Company, or to which the Company is indebted, and the total amount of either's indebtedness to the other is less than 5% of its own total consolidated assets, measured as of the last fiscal year-end.

For purposes of the Guidelines:

"immediate family member" means a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares such person's home

For purposes of the Categorical Standards:

(i) The calculation of payments to and from the Company may *exclude:*
(A) payments determined by competitive bid or authorized by, or in conformity with, law or governmental authority and (B) payments arising solely from the ownership of securities of the Company with no benefit being received that is not shared on a pro rata basis by all holders of the class of securities.

(ii) The calculation of indebtedness owed to or by the Company may *exclude:*
(A) debt securities publicly offered, traded on a national exchange or quoted on an automated quotation system of a registered securities association and (B) trade debt subject to usual terms.

7. *Relationships and Transactions Not Covered by the Categorical Standards.* Any determination by the Board that a director who has a business or other relationship that is not covered by the Categorical Standards set forth in Paragraph 6 above is independent, will be disclosed by National Fuel in its annual proxy statement, together with the basis for such determination.

8. *Affirmative Obligation of Directors.* Each director has an affirmative obligation to inform the Board of any material change in his or her business or other relationships that may impact the Board's determination with regard to his or her independence.

9. *Disclosure by the Company.* The Board will cause National Fuel to disclose the following in its annual proxy statement:

(i) the Guidelines, including the categorical standards adopted by the Board to assist it in making determinations regarding the independence of a director;

(ii) the identity of the independent directors and the basis for the affirmative determinations of the Board regarding the independence of each director;

(iii) a specific explanation of any determination by the Board that a director is independent notwithstanding that the director does not meet the categorical standards set forth in the Guidelines; and

(iv) charitable contributions by the Company to an entity that employs a director of the Company as an executive officer if, within the preceding three years, contributions by the Company in any fiscal year exceeded the greater of (A) $1 million, or (B) 2% of the other entity's consolidated gross revenues.

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APPENDIX B TO PROXY STATEMENT

National Fuel Gas Company
Board of Directors
Audit Committee Charter

I. Organization

The Audit Committee ("Committee") is a committee of the Board of Directors ("Board") of National Fuel Gas Company ("Company"). Its primary function is to assist the Board in fulfilling its oversight responsibilities.

II. Membership of the Committee

A. The Committee shall be appointed by the Board and shall be comprised of not less than three members of the Board where at least one Committee member has accounting or related financial management expertise as the Board interprets in its business judgment. The Board, in its discretion, may remove a member of the Committee.

B. Each member of the Committee shall meet the requirements of the New York Stock Exchange listing standards (the "Listing Standards"), and all other applicable laws and regulations, with respect to audit committees, including Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended ("Act"), and the rules and regulations of the Securities and Exchange Commission ("Commission"), as they may become applicable from time to time, as well as the requirements of the Company's Corporate Governance Guidelines.

C. No member of the Committee may serve on the audit committees of more than three public companies, including the Company, unless the Board has determined that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

III. Committee's Purpose

The Committee shall provide assistance to the Board in fulfilling its oversight responsibility to the shareholders, potential shareholders, and investment community relating to the integrity of the Company's financial statements, the independent auditors' qualifications and independence, the Company's compliance with legal and regulatory requirements, and the performance of the Company's internal audit function and independent auditors. The Committee shall also prepare an audit committee report required by the Commission's proxy rules to be included in the Company's annual proxy statement.

IV. Committee's Authority and Responsibilities

The Committee shall perform all duties required by the Listing Standards, the Act and any other applicable laws and regulations. The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities.

A. Oversight of Company's Relationship with the Independent Auditors

(1) Directly appoint, retain, compensate, evaluate, terminate and oversee the work of the independent auditors for the purpose of preparing or issuing an audit report or other related work.

(2) Pre-approve all audit and non-audit services to be provided to the Company by the independent auditors, including the adoption by the Committee of any policies and procedures detailing services that the independent auditors are permitted to provide to the Company without specific advance approval by the Committee (of which services the Committee shall be informed at its next meeting), except that the Committee's pre-approval for non-audit services is not required to the extent such non-audit services meet the de minimus exception requirements of Section 10A(i)(1)(B) of the Act. The Committee may delegate to one or more designated Committee members the authority to grant pre-approvals, provided that the decisions of any member to whom authority is delegated shall be presented to the Committee at its next meeting.

(3) Ensure that the lead audit partners assigned by the independent auditor, as well as the audit partner responsible for reviewing the Company's audit and all other audit partners assigned by the independent auditor shall be rotated at appropriate intervals in compliance with applicable laws, rules and regulations.

(4) Review and evaluate, at least annually,

(a) The qualifications, performance, and independence of the independent auditors;

(b) A report by the independent auditor describing the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues; and

(c) A report by the independent auditor describing all relationships between the independent auditors and the Company, in order to assess the independent auditors' independence.

(5) Set clear policies for the hiring of employees or former employees of the Company's independent auditors.

B. Financial Statement and Disclosure Matters

(1) Review and discuss with management and the independent auditors the annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Discuss the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and to rating agencies. This may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made). The Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

(3) Discuss policies with respect to risk assessment and risk management in order to govern the process by which the Company's exposure to risk is handled.

(4) Review with management its evaluation of the Company's internal control structure and procedures for financial reporting and review periodically management's assessment about the effectiveness of such internal controls and procedures, including any significant deficiencies in, or material non-compliance with such controls and procedures.

(5) Review and discuss periodically with the independent auditors:

(a) All critical accounting policies and practices used.

(b) All alternative accounting treatments of financial information within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including:

(i) Ramifications of the use of such alternative disclosures and treatments; and

(ii) The treatment preferred by the independent auditors.

(c) Other material written communications between the independent auditors and management, such as any management letter.

(6) Review with the independent auditors any audit problems or difficulties and management's response.

C. Internal Controls and Internal Audit

(1) Receive and review a disclosure from the Chief Executive Officer and Chief Financial Officer during their certification process for the 10-K and 10-Qs regarding:

(a) Any significant deficiencies in design or operation of internal controls or material weaknesses therein, and

(b) Any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls.

(2) Review with the independent auditors, the Company's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

(3) Review the internal audit functions of the Company including the proposed audit plans for the coming year and the coordination of such plans with the independent auditors.

D. Compliance Programs. Review the procedures established to monitor and ensure compliance with the Company's Code of Business Conduct and Ethics and review management's response to any material violation of the Policy.

E. Outside Advisors. The Committee, in discharging its oversight role, is authorized to investigate any other matter brought to its attention within the scope of its duties, including engaging outside legal and other advisors as the Committee determines necessary to carry out its duties.

F. Funding. The Committee shall be provided adequate funding, as determined by the Committee, for payment of compensation to the independent auditor, any advisors engaged by the Committee under Paragraph E, and ordinary administrative expenses necessary or appropriate to carry out its duties.

G. Complaint Procedures. Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

H. Meetings

(1) Meet as often as may be deemed necessary or appropriate in the Committee's judgment, at least quarterly each year, and at such times and places as the Committee shall determine.

(2) Meet separately and periodically with management, the internal auditors and the independent auditors and discuss any matters they wish to bring to the Committee's attention.

(3) Report regularly to the Board and review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, or the performance of the internal audit function.

(4) Review and assess the adequacy of this Charter on an annual basis and recommend any proposed changes, as the Committee deems appropriate, to the Board for approval.

V. ANNUAL PERFORMANCE EVALUATION

Conduct and present to the Board an annual performance evaluation of the Committee.

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APPENDIX C TO PROXY STATEMENT

NATIONAL FUEL GAS COMPANY
CORPORATE GOVERNANCE GUIDELINES

Amended: December 7, 2006

The business of National Fuel Gas Company (the "Company") is conducted by its employees, managers and officers, under the oversight of the Board of Directors (the "Board"), in order to serve the long-term interests of its shareholders. The Board and management recognize that the long-term interests of shareholders are served by considering the interests of customers, employees and the communities in which the Company operates. In addition, the Board requires directors, officers and employees to comply with all legal and regulatory requirements and to adhere to the highest ethical standards in the performance of their duties. To help discharge its responsibilities, the Board has adopted the following guidelines on corporate governance matters.

1. Size of the Board

The Board shall consist of a number of directors, not less than seven nor more than eleven, as determined by a majority vote of the full Board.

2. Independent Directors

A majority of the Board must qualify as independent directors under the listing standards of the New York Stock Exchange (NYSE). The Board will annually review the relationship that each director has with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The Board has established Director Independence Guidelines for purposes of this review. All determinations of director independence will be disclosed in the Company's annual proxy statement.

3. Director Qualifications

The Board, with input from the Nominating/Corporate Governance Committee, is responsible for periodically determining the appropriate skills, perspectives, experiences, and characteristics required of Board candidates, taking into account the Company's needs and current make-up of the Board. This assessment should include knowledge, experience, and skills in areas critical to understanding the Company and its business; personal characteristics, such as integrity and judgment; and candidates' commitments to the boards of other publicly-held companies. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director and that he or she devotes the time necessary to discharge his or her duties as a director.

The Nominating/Corporate Governance Committee is responsible for periodically reviewing these qualification guidelines and recommending modifications, as appropriate. The Board believes the qualification guidelines included as Exhibit A are currently appropriate, but it may change these guidelines as the Company's and Board's needs warrant.

Directors are expected to carry out the functions of the Board in a professional and diligent manner, and to spend the time and effort necessary to properly discharge such responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and Committees on which such director sits, with the understanding that on occasion a director may be unable to attend a meeting. A director who is unable to attend a meeting is expected to notify the Chairman of the Board or the Chair of the appropriate Committee in advance of such meeting. A director is also expected to review provided materials in advance of a meeting.

4. Selection of New Directors

The Board is responsible for selecting its members and nominating them for election by the stockholders and for filling vacancies on the Board. The Nominating/Corporate Governance Committee will recommend to the Board nominees for election, including, as appropriate, incumbent directors for re-election.

Stockholders may propose candidates for consideration in accordance with the Process for Identifying and Evaluating Nominees for Director included as Exhibit B.

In selecting individuals for nomination, the Committee will seek the input of the Chairman of the Board and Chief Executive Officer and will evaluate candidates using the qualification guidelines included as Exhibit A and the Process for Identifying and Evaluating Nominees for Director included as Exhibit B, as they may be supplemented from time to time. Once a candidate is selected to join the Board, the Chairman of the Board and/or the Chair of the Nominating/Corporate Governance Committee will extend the invitation to join the Board on the Board's behalf.

5. Term Limits

The Board does not believe it should limit the number of terms for which an individual may serve as a director. While term limits could help ensure fresh ideas, they also would force the Board to lose the contributions of directors who have developed an insight into the Company. This insight and continuity of directors is an advantage, not a disadvantage. As an alternative to term limits, the Nominating/Corporate Governance Committee will review a director's continuation on the Board whenever the director experiences a change in professional responsibilities, as a way to assure that the director's skills and experience continue to match the needs of the Board. In addition, in connection with nomination of the slate of directors that the Board proposes for election by stockholders each year, the Nominating/Corporate Governance Committee will consider re-nominated directors' continuation on the Board and take steps as may be appropriate to ensure that the Board maintains an openness to new ideas.

Subject to paragraph 7, a director shall normally serve on the Board for a three-year term, except that a director appointed to fill a vacancy shall stand for election at the next annual meeting of shareholders.

6. Change in Professional Responsibilities

It is the view of the Board that each director who experiences a change in his or her business or professional affiliation or responsibilities should bring this change to the attention of the Board and should offer to resign. The Board does not believe that each director who retires or has a change in position or responsibilities should necessarily leave the Board. The Nominating/Corporate Governance Committee will, however, review the continued appropriateness of Board membership under these circumstances and make a recommendation to the Board.

This same guideline applies to any inside directors, including the Chief Executive Officer of the Company, in the event he or she no longer serves in that position.

7. Retirement Age

As a general rule, directors shall retire not later than the date of the first Annual Meeting of Shareholders following the date of their 72nd birthday.

8. Board Leadership

A. Chairman of the Board and Chief Executive Officer

1. The Chairman of the Board, who may also be the Chief Executive Officer, shall be a director and preside at all meetings of the Board and meetings of the shareholders. The Chairman of the Board is chosen on an annual basis by at least a majority vote of the remaining directors.

2. The Chief Executive Officer, who may also be the Chairman of the Board, shall be appointed by the Board and serve at the pleasure of the Board.

B. Succession Planning and Leadership Development

Each year, the Chief Executive Officer will report to the Compensation Committee on succession planning and his or her recommendation as to a potential successor, along with a review of any development plans recommended for such individuals. The Committee will make an annual report to the Board on succession planning, and the Board will work with the Committee to evaluate potential successors to the Chief Executive Officer. When the Compensation Committee and the Board review management succession plans for the Chief Executive Officer, they will consider succession in the event of an emergency or retirement of the Chief Executive Officer. The Committee and the Board will also review succession candidates for executive officers other than the Chief Executive Officer and other senior managers as it deems appropriate.

9. Board Committees

A. *Number of Committees*

Currently there are four Committees: Executive, Audit, Compensation and Nominating/Corporate Governance. The Board believes the current Committee structure is appropriate. From time to time, depending upon the circumstances, the Board may form a new Committee or disband a current Committee.

B. *Assignment of Committee Members*

The Board appoints members of the Committees on an annual basis. Vacancies in the Committees will be filled by the Board. In making assignments to the Committees, only Independent Directors may serve on the Audit Committee, the Compensation Committee, or the Nominating/Corporate Governance Committee, and at least one member of the Audit Committee must have accounting or financial management experience, as defined by the U.S. Securities and Exchange Commission rules or as required under applicable New York Stock Exchange listing requirements. Additionally, a member of the Audit Committee may not sit on more than three other Audit Committees of other public companies, unless the Board determines that such commitments would not impair his or her effective service to the Company.

The Board will take into account tenure on a Committee and give consideration to rotating Committee members periodically, but the Board does not feel that rotation should be mandated as a policy.

C. *Committee Charters and Authority*

The Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, each have a written charter, which has been approved by the Board. Each charter delegates certain responsibilities to the respective Committee.

The Executive Committee may exercise Board authority with respect to matters other than those for which action of the full Board is required under applicable law.

Unless delegated to one of the Committees either in the Charter, the Bylaws, a resolution of the Board or a vote of stockholders, each Committee shall make recommendations to the Board and the Board will consider and approve the recommendations. The Committee charters may be changed from time to time by approval of the Board.

10. Board Meetings

A. *Number of Meetings*

The Board has at least four scheduled meetings per year at which it reviews and discusses reports by management on the performance of the Company, its plans and prospects, as well as immediate issues facing the Company.

B. *Agenda Items*

The Chairman of the Board and the Chief Executive Officer shall establish the agenda for Board meetings. Any director may request inclusion of an item on the agenda. The Chairman of the Board shall preside over Board meetings.

C. *Distribution of Board Materials in Advance*

Materials for review, discussion and/or action of the Board should be distributed to Board members in advance of meetings whenever practicable.

D. *Non-Management Director Meetings*

The non-management directors will meet at regularly scheduled executive sessions without management. The Audit Committee Chair, Nominating/Corporate Governance Committee Chair and Compensation Committee Chair may call the non-management directors to additional sessions without management.

11. Board Performance Evaluation

The Board and each Committee will perform an annual self-evaluation. Each year the directors will provide assessments of the effectiveness of the Board and the Committees on which they serve. These evaluations will be submitted to the Nominating/Corporate Governance Committee which will review them and determine if any additional evaluation is necessary. If the Nominating/Corporate Governance Committee determines that additional evaluation is necessary, it may elect to have such evaluation performed internally, or by an independent corporate governance expert. The Nominating/Corporate Governance Committee will report all evaluation results to the Board and make recommendations for areas which, in its judgment, require improvement.

12. Board Compensation

The Board has sought and received shareholder approval of the current form of director compensation. The Board's compensation philosophy is that directors (other than those who are also salaried officers of the Company or any of its subsidiaries) are entitled to receive reasonable compensation for their services and reimbursement for certain expenses, as may be determined by the Board. The Compensation Committee shall have the responsibility for recommending to the Board changes in compensation levels for non-employee directors. In discharging this duty, the Committee shall be guided by four general principles: compensation should fairly pay directors for work required; compensation should attract and retain highly qualified candidates for Board membership; compensation should align directors' interests with the long-term interests of shareholders; and compensation should be transparent and as simple as possible within the limitations of tax and legal considerations.

Reasonable compensation also may be paid to any person (other than a salaried officer or employee of the Company or any of its subsidiaries) formally requested by the Board to attend a meeting.

13. Board Access to Company Management and Employees

Board members will have access to all Company management. Independent Board members may consult with managers without senior corporate management present. Management is encouraged to invite Company personnel to any Board meeting at which their presence and expertise would help the Board to have a full understanding of matters being considered and to introduce managers with significant potential.

14. Access to Independent Advisors

The Board shall have the power at any time to retain independent outside financial, legal or other advisors, at the Company's expense.

15. Director Contact with the Company's Constituencies

Except as otherwise required by NYSE listing standards or applicable law, communications with parties external to the Company (including but not limited to shareholders, the media, attorneys, vendors, service providers, etc.) shall be the responsibility of the Chief Executive Officer or delegated by the Chief Executive Officer to the appropriate area of the Company. The directors will be consulted from time to time for their advice, as the Chief Executive Officer so determines.

16. Director Orientation and Continuing Education

All directors, upon their initial appointment to the Board, shall attend an educational session, thereby enabling them to better perform their duties and recognize and deal with various issues that may arise during their tenure as directors. Subsequently, the directors shall attend ongoing educational programs related to their Board service as the Board deems appropriate.

17. Amendment and Interpretation

These Guidelines are in addition to and are not intended to change or interpret any federal or state law or regulation, or the Company's Certificate of Incorporation or Bylaws or any Committee Charter reviewed and approved by the Board. The Guidelines are subject to modification from time to time by the Board.

EXHIBIT A
TO
NATIONAL FUEL GAS COMPANY
CORPORATE GOVERNANCE GUIDELINES

NATIONAL FUEL GAS COMPANY DIRECTOR QUALIFICATION GUIDELINES

The Board of Directors in considering qualifications of directors standing for re-election and candidates for Board membership will consider the following factors, in addition to those other factors it may deem relevant:

1. Strong management experience, ideally with major public companies.

2. Other areas of expertise or experience that are desirable given the Company's business and the current make-up of the Board, such as expertise or experience in: the natural gas industry, information technology businesses, manufacturing, financial or investment banking, scientific research and development, senior level government experience, and academic administration or teaching.

3. Desirability of range in age, so that retirements are staggered to permit replacement of directors of desired skills and experience in a way that will permit appropriate continuity of Board members.

4. Independence, as defined by the Board.

5. Diversity of perspectives brought to the Board by individual members.

6. Knowledge and skills in accounting and finance, business judgment, general management practices, crisis response and management, industry knowledge and leadership.

7. Personal characteristics matching the Company's values, such as integrity, accountability, financial literacy, and high performance standards.

8. Additional characteristics, such as:

   a.) willingness to commit the time required to fully discharge their responsibilities to the Board, including the time to prepare for Board and Committee meetings by reviewing the material supplied before each meeting;

   b.) commitment to attend a minimum of 75% of meetings;

   c.) ability and willingness to represent the stockholders' long and short-term interests;

   d.) awareness of the Company's responsibilities to its customers, employees, suppliers, regulatory bodies, and the communities in which it operates; and

   e.) willingness to advance their opinions, but once a decision is made by a majority of the Board, a willingness to support the majority decision assuming questions of ethics or propriety are not involved.

9. The number of commitments to other entities, with one of the more important factors being the number of other public-company boards on which the individual serves.

10. In order to qualify for election as a director, a nominee must be a shareholder of the Company.

EXHIBIT B
TO
NATIONAL FUEL GAS COMPANY
CORPORATE GOVERNANCE GUIDELINES

NATIONAL FUEL GAS COMPANY
NOMINATING/CORPORATE GOVERNANCE COMMITTEE

Process for Identifying and Evaluating Nominees for Director

1. The Nominating/Corporate Governance Committee (the Committee) will observe the following procedures in identifying and evaluating candidates for election to the Company's Board of Directors.

2. The Company believes that the continuing service of qualified incumbents promotes stability and continuity in the boardroom, contributing to the Board's ability to work as a collective body, while giving the company the benefit of the familiarity and insight into the Company's affairs that its directors have accumulated during their tenure. Accordingly, the process of the Committee for identifying nominees shall reflect the Company's practice of re-nominating incumbent directors who continue to satisfy the Board's criteria for membership on the Board, whom the Committee believes continue to make important contributions to the Board and who consent to continue their service on the Board.

3. Consistent with this policy, in considering candidates for election at annual meetings of stockholders, the Committee will consider the incumbent directors whose terms expire at the upcoming meeting and who wish to continue their service on the Board.

4. The Board will evaluate the qualifications and performance of the incumbent directors who desire to continue their service. In particular, as to each such incumbent director, the Committee will —

(a) consider if the director continues to satisfy the Director Qualification Guidelines which are Exhibit A to the Company's Corporate Governance Guidelines;

(b) review any prior assessments of the performance of the director during the preceding term made by the Committee; and

(c) determine whether there exist any special, countervailing considerations against re-nomination of the director.

5. If the Committee determines that:

(a) an incumbent director consenting to re-nomination continues to be qualified and has satisfactorily performed his or her duties as a director during the preceding term; and

(b) there exist no reasons, including considerations relating to the composition and functional needs of the Board as a whole, why in the Committee's view the incumbent should not be re-nominated, the Committee will, absent special circumstances, propose the incumbent director for re-nomination.

6. The Committee will identify and evaluate new candidates for election to the Board, including for the purpose of filling vacancies arising by reason of the resignation, retirement, removal, death or disability of an incumbent director or the desire of the directors to expand the size of the Board.

7. The Committee will accept recommendations for nominees from persons that the Committee believes are likely to be familiar with qualified candidates. These persons may include members of the Board, including members of the Committee, and management of the Company. The Committee may also determine to engage a professional search firm to assist in identifying qualified candidates. If such a firm is engaged, the Committee shall set its fees and the scope of its engagement.

8. As to each recommended candidate that the Committee believes merits consideration, the Committee will:

(a) cause to be assembled information concerning the background and qualifications of the candidate;

(b) determine if the candidate satisfies the Director Qualification Guidelines which are Exhibit A to the Company's Corporate Governance Guidelines; if so, then

(c) consider the contribution that the candidate can be expected to make to the overall functioning of the Board.

9. The Committee shall solicit the views of the Chief Executive Officer and the Chairman of the Board, and the views of such other persons as the committee deems appropriate, regarding the qualifications and suitability of candidates to be nominated as directors.

10. In its discretion, the Committee may designate one or more of its members (or the entire Committee) to interview any proposed candidate.

11. Based on all available information and relevant considerations, the Committee will select a candidate who, in the view of the Committee, is suited for membership on the Board. The Committee will then recommend to the Board that the candidate be nominated. The Board would then, if it chooses, nominate the candidate by a resolution adopted by the Board at a meeting or by unanimous written consent.

12. Stockholders may propose candidates for consideration by the Committee by communication directed to the Company's Secretary at its principal office, received no later than 165 days before the scheduled date of the next annual meeting pursuant to the Company's bylaws, which communication must include all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case under applicable SEC regulations, including such person's written consent to be named in the proxy statement as a nominee and to serving as a director if elected. In making its selection, the Committee will evaluate candidates proposed by stockholders owning at least two percent (2%) of the Company's outstanding common stock, under criteria similar to the evaluation of other candidates. The Committee shall have no obligation whatsoever to consider other unsolicited recommendations received from stockholders proposing candidates for the Board. The Committee may consider, as one of the factors in its evaluation of stockholder recommended nominees, the size and duration of the interest of the recommending shareholder or shareholder group on the equity of the Company, and the candidate's relationship to that stockholder or group, in order to determine whether the candidate can effectively represent the interests of all stockholders. The Committee may also consider the extent to which the recommending stockholder or group intends to continue holding its interest in the Company, including, in the case of nominees recommended for election at an annual meeting of stockholders, whether the recommending stockholder intends to continue holding its interest at least through the time of such annual meeting.

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APPENDIX D TO PROXY STATEMENT

NATIONAL FUEL GAS COMPANY
REPORTING PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

I. Purpose

National Fuel Gas Company ("Company") has a longstanding commitment to comply with federal and state securities laws and regulations, accounting standards, accounting controls and audit practices. In furtherance of this commitment, the Audit Committee of the Company's Board of Directors has established these Reporting Procedures for Accounting and Auditing Matters ("Procedures"), which provide for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding accounting or auditing matters.

II. Scope

These Procedures apply to all employees of all divisions and subsidiaries of the Company.

III. Procedures

A. Making a Report of Accounting and Auditing Matters

1. An employee with a concern or complaint regarding accounting, internal accounting controls, or auditing matters (collectively "Accounting and Auditing Matters") may report such concerns, on a confidential and anonymous basis if the employee so desires, as follows:

    a. Via the Company's dedicated toll-free hotline (1-800-605-1338) operated by a third party service company; or

    b. In writing in a sealed envelope addressed to the Chairman of the Audit Committee, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221. The sealed envelope should be labeled with a legend such as: *"Submitted pursuant to the Reporting Procedures for Accounting and Auditing Matters."*

2. A sufficiently detailed description of the factual basis for the report should be given in order to allow appropriate investigation into the matter.

B. Treatment of Reports

1. All reports will be forwarded to the Chairman of Audit Committee, the Chief Auditor, and General Counsel.

2. Upon receipt of a report, the Chief Auditor will determine whether the complaint pertains to Accounting and Auditing Matters. If the report does not pertain to Accounting and Auditing Matters, the Chief Auditor and General Counsel will decide together on the appropriate disposition.

3. Reports relating to Accounting and Auditing Matters will be promptly investigated by the Chief Auditor under the Audit Committee's direction and oversight, and may involve the assistance of other Company resources as needed. To the fullest extent possible, such investigations and reports will be kept confidential.

4. If the results of an investigation indicate that corrective action is required, the Audit Committee will decide what steps should be taken to rectify the problem and reduce the likelihood of recurrence, and may also recommend appropriate discipline.

5. No person making a report under these Procedures shall be subject to retaliation because of making a good faith report. In addition, any employee of the Company responsible for retaliating against individuals who in good faith report concerns regarding Accounting and Auditing Matters will be subject to disciplinary action, up to and including termination. Any employee making a bad faith report, including a report made for the purpose of harassing or maliciously injuring the subject of the report, will be subject to disciplinary action, up to and including termination.

C. Retention of Reports and Investigation Documents

The Chief Auditor will maintain, in accordance with the Company's document retention policy, a complete record of all reports received (including those determined not to pertain to Accounting and Auditing Matters), all records associated with reports of Accounting and Auditing Matters, the treatment of reports of Accounting and Auditing Matters under these Procedures, and the ultimate disposition of Accounting and Auditing Matters reports. In addition, the Chief Auditor shall prepare an update on the status of (i) all reports of Accounting and Auditing Matters under investigation, and (ii) those reports of Accounting and Auditing Matters whose investigation has been concluded since the previous status update. Status updates shall be provided on a monthly basis for the Chairman of the Audit Committee and shall be provided on a quarterly basis for the entire Audit Committee.

IV. Administration of Procedures

The Audit Committee is the issuer and owner of these Procedures. These Procedures shall be subject to periodic review and revision by the Audit Committee as necessary or appropriate. The Audit Committee, in consultation with the Company's Chief Auditor, shall have the authority to make any interpretations regarding the operation of these Procedures.

APPENDIX E TO PROXY STATEMENT

NATIONAL FUEL GAS COMPANY
2007 ANNUAL AT RISK COMPENSATION INCENTIVE PLAN

1. Definitions

As used with respect to At Risk Awards, the following terms shall have the following meanings:

(a) *"Acceleration Date"* means (i) in the event of a Change in Ownership, the date on which such change occurs, or (ii) with respect to an Eligible Employee who is eligible for treatment under paragraph 8 hereof on account of the termination of his employment following a Change in Control, the date on which such termination occurs.

(b) *"Award Notice"* means a written notice from the Company to a Participant that sets forth the terms and conditions of an Award in addition to the terms and conditions established by this Plan and by the Committee's exercise of its administrative powers.

(c) *"At Risk Award"* means an award granted by the Committee to a Participant under this Plan, and entitling the Participant to a cash payment based upon the extent to which specified Performance Goals are attained for a specified Performance Period, pursuant to such terms and conditions as the Committee may establish in an Award Notice. No Eligible Employee may receive more than one At Risk Award under this Plan in any fiscal year. In no event will the maximum value of any At Risk Award to any Eligible Employee in any fiscal year exceed the lower of (i) twice that employee's base salary for that fiscal year, or (ii) two million dollars. An At Risk Award may be granted singly, in combination or in the alternative with other Awards granted under any Company benefit plan.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Cause"* means (i) the willful and continued failure by a Participant to substantially perform his duties with his employer after written warnings specifically identifying the lack of substantial performance are delivered to him by his employer, or (ii) the willful engaging by a Participant in illegal conduct which is materially and demonstrably injurious to the Company or a Subsidiary.[1]

(f) *"Change in Control"* shall be deemed to have occurred at such time as (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than the Company, a Subsidiary, or any employee benefit plan or plans sponsored by the Company or any Subsidiary, is or has become the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of twenty percent (20%) or more of the combined voting power of the outstanding securities of the Company ordinarily having the right to vote at the election of directors, or (ii) approval by the shareholders of the Company of (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which the common shareholders of the Company immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (b) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common shareholders of the Company immediately prior to the consolidation or merger do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of Common Stock hold at least a majority of the common stock of the corporation which owns all of the Common Stock of the Company), or (c) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (iii) individuals who constitute the Board on January 1, 2007 (the "Incumbent Board") have ceased for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to January 1, 2007 whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least three-quarters (3/4) of the directors comprising the Incumbent Board (either by specific vote or by approval of the proxy statement of the

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[1] NOTE for internal use: This definition was written so as to be a high standard, not easy to prove. To give the Committee the greatest possible flexibility, this could be amended for future awards to a lower standard such as the "inimical" language in paragraph 9, but that could not be applied to existing At Risk awards because that would be an adverse change in an existing award without the Participant's consent.

Company in which such person is named as nominee for director without objection to such nomination) shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board.

(g) *"Change in Ownership"* means a change which results directly or indirectly in the Company's Common Stock ceasing to be actively traded on a national securities exchange or the National Association of Securities Dealers Automated Quotation System.

(h) *"Code"* means the Internal Revenue Code of 1986, and the rules, regulations and interpretations promulgated thereunder, as amended from time to time.

(i) *"Committee"* means the Compensation Committee of the Board, or such other committee designated by the Board as authorized to administer this Plan with respect to At Risk Awards. The Committee shall consist of not less than two members, each of whom shall be "outside directors" as defined by Section 162(m) of the Code and the rules, regulations and interpretations promulgated thereunder, as amended from time to time.

(j) *"Common Stock"* means the common stock of the Company.

(k) *"Company"* means National Fuel Gas Company.

(l) *"Eligible Employee"* means those employees of the Company or its Subsidiaries who are expected to constitute "covered employees" within the meaning of Section 162(m) of the Code for the applicable fiscal year(s), and any other key management employee to whom an At Risk Award has been granted by the Committee.

(m) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time.

(n) *"Good Reason"* means a good faith determination made by a Participant that there has been any (i) material change by the Company of the Participant's functions, duties or responsibilities which change could cause the Participant's position with the Company to become of less dignity, responsibility, importance, prestige or scope, including, without limitation, the assignment to the Participant of duties and responsibilities inconsistent with his positions, (ii) assignment or reassignment by the Company of the Participant without the Participant's consent, to another place of employment more than 30 miles from the Participant's current place of employment, or (iii) reduction in the Participant's total compensation or benefits or any component thereof, provided in each case that the Participant shall specify the event relied upon for such determination by written notice to the Board at any time within six months after the occurrence of such event.

(o) *"Participant"* means any individual who is holding an At Risk Award granted by the Committee under this Plan.

(p) *"Performance Period"* means the period established by the Committee in the Award Notice, for measurement of the extent to which a Performance Goal has been satisfied.

(q) *"Performance Goal"* means the performance objectives of earnings per share, Subsidiary net income and customer service/other goals, established by the Committee for each Eligible Employee who receives an At Risk Award.

(r) *"Plan"* means this National Fuel Gas Company 2007 Annual At Risk Compensation Incentive Plan, as amended from time to time. Any reference in this Plan to a paragraph number refers to that portion of this Plan.

(s) *"Subsidiary"* means a corporation or other business entity in which the Company directly or indirectly has an ownership interest of eighty percent (80%) or more.

2. Administration

With respect to At Risk Awards the Committee is given full authority to (a) make reasonable, good faith interpretations of this Plan and of Section 162(m) of the Code, to the extent not addressed by regulation, proposed regulation or publicly available interpretation of the Internal Revenue Service; (b) determine who shall be Eligible Employees and select Eligible Employees to receive At Risk Awards; (c) determine all the other terms and conditions of an At Risk Award, including the time or times of making At Risk Awards to Eligible Employees, the Performance Period, Performance Goals, and levels of At Risk

Awards to be earned in relation to levels of achievement of the Performance Goals, and such other measures as may be necessary or desirable to achieve the purposes of this Plan; (d) determine whether At Risk Awards are to be granted singly, in combination or in the alternative with other Awards under any other Company benefit plans; (e) grant waivers of Plan terms and conditions, provided that any such waiver shall not be inconsistent with Section 162(m) of the Code and the rules, regulations and interpretations promulgated thereunder, as amended from time to time; and (f) accelerate the vesting, exercise or payment of any At Risk Award or the Performance Period of an At Risk Award when any such action would not cause compensation paid or payable under such At Risk Award to cease to be deductible by the Company for federal income tax purposes. The Committee shall also have the authority to grant At Risk Awards in replacement of Awards previously granted under this Plan or awards under any other executive compensation or stock option plan of the Company or a Subsidiary.

All determinations of the Committee shall be made by a majority of its members, and its determinations shall be final, binding and conclusive. The Committee, in its discretion, may delegate its authority and duties under this Plan with respect to At Risk Awards to the Company's Chief Executive Officer or to other senior officers of the Company, but only to the extent, if any, permitted by Section 162(m) of the Code and notwithstanding any other provision of this Plan or an Award Notice, under such conditions as the Committee may establish. For the avoidance of doubt, neither the Committee nor any delegate thereof shall take any action under this Plan, including without limitation pursuant to this paragraph 2 or paragraphs 6 or 7, which would result in the imposition of an additional tax under section 409A of the Code on the Eligible Employee holding an At Risk Award granted hereunder.

3. Grant of At Risk Awards

At Risk Awards may be made to any Eligible Employee for each of the fiscal years of the Company commencing with the 2007 fiscal year; provided, however, that At Risk Awards for a fiscal year may only be made within the time allowed under Section 162(m) of the Code and the rules, regulations and interpretations promulgated thereunder, as amended from time to time, applicable to such fiscal year. At Risk Awards are made by means of an Award Notice.

4. Payment of at Risk Awards

Each At Risk Award granted to a Participant shall entitle such Participant to receive a cash payment based upon the extent to which such Participant's Performance Goals for a particular Performance Period are attained, as specified by the Committee in the Award Notice and certified in writing by the Committee that such Participant's Performance Goals have been attained. Payment of earned At Risk Awards shall be made in cash promptly after such certification. The Company shall be entitled to deduct from any payment under this Plan the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the participant to pay to it such tax prior to and as a condition of the making of such payment.

5. Termination of Employment, Retirement, or Death of Participant

(a) *General Rule.* If a Participant's employment with the Company or a Subsidiary terminates for a reason other than death, disability, retirement, or an approved reason, all unearned or unpaid At Risk Awards shall be canceled or forfeited as the case may be, unless otherwise provided in this Section or in the Eligible Employee's Award Notice. The Committee shall have the authority to promulgate rules and regulations to (i) determine what events constitute disability, retirement, or termination for an approved reason for purposes of the Plan, and (ii) determine the treatment of a Participant under this Plan in the event of his death, disability, retirement, or termination for an approved reason.

(b) In the event of the disability, retirement or termination for an approved reason of a Participant during a Performance Period, his participation shall be deemed to continue to the end of the Performance Period, and he shall be paid a percentage of the amount earned, if any, according to the terms of the At Risk Award, proportionate to his period of active service during that Performance Period.

(c) In the event of the death of a Participant during a Performance Period, the Participant's designated beneficiary (or if none, then the Participant's estate) shall be paid an amount proportionate to the period of active service during the Performance Period, based upon the maximum amount which could have been earned under the At Risk Award.

6. Amendments to at Risk Awards

The Committee may, at any time, unilaterally amend any unearned or unpaid At Risk Award, including At Risk Awards earned but not yet paid, to the extent it deems appropriate; provided, however, that any such amendment which is adverse to the Participant shall require the Participant's consent; and provided further, however, that the Committee shall have no authority to make any amendment which would cause compensation paid or payable under the At Risk Award to cease to be deductible by the Company for federal income tax purposes.

7. Amendment to Plan

Subject to the shareholder approval requirements of Section 162(m) of the Code, the Committee may, from time to time, amend this Plan in any manner.

8. Change in Control and Change in Ownership

(a) *Background.* All Participants shall be eligible for the treatment afforded by this paragraph 8 if there is a Change in Ownership or if their employment terminates within three years following a Change in Control, unless the termination is due to (i) death; (ii) disability entitling the Participant to benefits under his employer's long-term disability plan; (iii) Cause; (iv) resignation by the Participant other than for Good Reason; or (v) retirement entitling the Participant to benefits under his employer's retirement plan.

(b) *Vesting.* If a Participant is eligible for treatment under this paragraph 8, the provisions of this paragraph shall determine the manner in which such At Risk Award shall be paid to him. For purposes of making such payment, each "current performance period" (defined to mean a Performance Period which period has commenced but not yet ended), shall be treated as terminating upon the Acceleration Date, and for each such "current performance period" and each "completed performance period" (defined to mean a Performance Period which has ended but for which the Committee has not, on the Acceleration Date, made a determination as to whether and to what degree the Performance Goals for such period have been attained), it shall be assumed that the Performance Goals have been attained at a level of 100% or the equivalent thereof. If the Participant is participating in one or more "current performance periods," he shall be considered to have earned and, therefore, to be entitled to receive, a prorated portion of the At Risk Awards previously granted to him for each such Performance Period. Such prorated portion shall be determined by multiplying 100% of the At Risk Award granted to the Participant by a fraction, the numerator of which is the total number of whole and partial years (with each partial year being treated as a whole year) that have elapsed since the beginning of the Performance Period, and the denominator of which is the total number of years in such Performance Period. A Participant in one or more "completed performance periods" shall be considered to have earned and, therefore, be entitled to receive 100% of the At Risk Awards previously granted to him during each Performance Period.

(c) *Payment of Awards.* If a Participant is eligible for treatment under this paragraph 8, whether or not he is still employed by the Company or a Subsidiary, he shall be paid, in a single lump sum cash payment, as soon as practicable but in no event later than 90 days after the Acceleration Date, for all outstanding At Risk Awards.

(d) *Miscellaneous.* Upon a Change in Control or a Change in Ownership, (i) the provisions of paragraphs 5 and 9 hereof shall become null and void and of no force and effect insofar as they apply to a Participant who has been terminated under the conditions described in (a) above; and (ii) no action shall be taken which would affect the rights of any Participant or the operation of this Plan with respect to any At Risk Award to which the Participant may have become entitled hereunder on or prior to the date of the Change in Control or Change in Ownership or to which he may become entitled as a result of such Change in Control or Change in Ownership.

(e) *Legal Fees.* The Company shall pay all legal fees and related expenses incurred by a Participant in seeking to obtain or enforce any payment, benefit or right he may be entitled to under the Plan after a Change in Control or Change in Ownership; provided, however, the Participant shall be required to repay any such amounts to the Company to the extent a court of competent jurisdiction issues a final and non-appealable order setting forth the determination that the position taken by the Participant was frivolous or advanced in bad faith.

9. Noncompetition Provision

Notwithstanding anything contained in this Plan to the contrary, unless the Award Notice specifies otherwise, a Participant shall forfeit all unearned, and/or unpaid At Risk Awards, including At Risk Awards earned but not yet paid, and all interest, if any, accrued on the foregoing if, (i) in the opinion of the Committee, the Participant, without the written consent of the Company, engages directly or indirectly in any manner or capacity as principal, agent, partner, officer, director, employee, or otherwise, in any business or activity competitive with the business conducted by the Company or any Subsidiary; or (ii) the Participant performs any act or engages in any activity which in the opinion of the Committee is inimical to the best interests of the Company.

10. Nonassignability

No Award under this Plan shall be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution or pursuant to a domestic relations court order), assignment, pledge, or encumbrance. Following an approved transfer, any such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and except as provided in the next sentence, the term "Participant" shall be deemed to refer to the transferee. The events of termination of employment of paragraph 5 shall continue to be applied with reference to the original Participant and following the termination of employment of the original Participant, the transferred Award shall be payable to the transferee only to the extent, and for the periods specified in paragraph 5, that the original Participant could have received payment of such Award. Except as expressly permitted by this paragraph, an Award shall be payable during the Participant's lifetime only to him.

11. No Right to Continued Employment or Grants

Participation in this Plan shall not give any Participant any right to remain in the employ of the Company or any Subsidiary. The Company or, in the case of employment with a Subsidiary, the Subsidiary, reserves the right to terminate any Participant at any time. Further, the adoption of this Plan shall not be deemed to give any person any right to be selected as a Participant or to be granted an Award.

12. No Right, Title or Interest in Company Assets

To the extent any person acquires a right to receive payments from the Company under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

13. Savings Provision

This Plan is intended to comply with all the applicable conditions of Section 162(m) of the Code, so that compensation paid or payable hereunder shall constitute qualified "performance-based compensation" thereunder. To the extent any provision of this Plan or any action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law.

14. Effective Date

Upon approval by the shareholders of the Company as required by Section 162(m) of the Code, this Plan shall become effective as of December 7, 2006.

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APPENDIX F TO PROXY STATEMENT

NATIONAL FUEL GAS COMPANY
1997 AWARD AND OPTION PLAN

As Amended and Restated As of February 15, 2007

1. Purpose

The purpose of the Plan is to advance the interests of the Company and its stockholders, by providing a long-term incentive compensation program that will be an incentive to the Core Employees of the Company and its Subsidiaries whose contributions are important to the continued success of the Company and its Subsidiaries, and by enhancing their ability to attract and retain in their employ highly qualified persons for the successful conduct of their businesses.

2. Definitions

2.1 "Acceleration Date" means (i) in the event of a Change in Ownership, the date on which such change occurs, or (ii) with respect to a Participant who is eligible for treatment under paragraph 23 on account of the termination of his employment following a Change in Control, the date on which such termination occurs.

2.2 "Award" means any form of Stock Option, stock appreciation right or Restricted Stock granted by the Committee to a Participant under the Plan pursuant to such terms and conditions as the Committee may establish. An Award may be granted singly, in combination or in the alternative.

2.3 "Award Notice" means a written notice from the Company to a Participant that sets forth the terms and conditions of an Award, in addition to those terms and conditions established by this Plan and by the Committee's exercise of its administrative powers.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Cause" means (i) the willful and continued failure by a Core Employee to substantially perform his duties with his employer after written warnings specifically identifying the lack of substantial performance are delivered to him by his employer, or (ii) the willful engaging by a Core Employee in illegal conduct which is materially and demonstrably injurious to the Company or a Subsidiary.

2.6 "Change in Control" shall be deemed to have occurred at such time as (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than the Company, a Subsidiary, or any employee benefit plan or plans sponsored by the Company or any Subsidiary, is or has become the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of twenty percent (20%) or more of the combined voting power of the outstanding securities of the Company ordinarily having the right to vote at the election of directors, or (ii) approval by the stockholders of the Company of (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which the common stockholders of the Company immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (b) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common stockholders of the Company immediately prior to the consolidation or merger do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of Common Stock hold at least a majority of the common stock of the corporation which owns all of the Common Stock of the Company), or (c) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (iii) individuals who constitute the Board on January 1, 1997 (the "Incumbent Board") have ceased for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to January 1, 1997 whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least three-quarters (3/4) of the directors comprising the Incumbent Board (either by specific vote or by approval of the proxy statement of the Company in which such person is named as nominee for director without objection to such nomination) shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board.

2.7 "Change in Ownership" means a change which results directly or indirectly in the Company's Common Stock ceasing to be actively traded on a national securities exchange or the National Association of Securities Dealers Automated Quotation System.

2.8 "Code" means the Internal Revenue Code of 1986, and the rules, regulations and interpretations promulgated thereunder, as amended from time to time.

2.9 "Committee" means the Compensation Committee of the Board, or such other committee designated by the Board, authorized to administer the Plan. The Committee shall consist of not less than two (2) members of the Board, each of whom shall be a Disinterested Board Member. A "Disinterested Board Member" means a member who (a) is not a current employee of the Company or a Subsidiary, (b) is not a former employee of the Company or a Subsidiary who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, (c) has not been an officer of the Company (d) does not receive remuneration from the Company or a Subsidiary, either directly or indirectly, in any capacity other than as a director and (e) does not possess an interest in any other transaction, and is not engaged in a business relationship, for which disclosure would be required pursuant to Item 404(a) or (b) of Regulation S-K under the Securities Act of 1933, as amended. The term Disinterested Board Member shall be interpreted in such manner as shall be necessary to conform to the requirements of Section 162(m) of the Code and Rule 16b-3 promulgated under the Exchange Act.

2.10 "Common Stock" means the common stock of the Company.

2.11 "Company" means National Fuel Gas Company.

2.12 "Core Employee" means an officer or other core management employee of the company or a Subsidiary as determined by the Committee. Every Key Management Employee is also a Core Employee.

2.13 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

2.14 "Fair Market Value" of a share of Common Stock on any date means the average of the high and low sales prices of a share of Common Stock as reflected in the next-day reports of the high and low sales prices of a share of Company Common Stock, as reported on either www.bloomberg.com or www.yahoo.com (or, if no such shares were publicly traded on that date, the next preceding date that such shares were so traded) or in any other publication selected by the Committee; provided, however, that if shares of Common Stock shall not have been publicly traded for more than ten (10) days immediately preceding such date, then the Fair Market Value of a share of Common Stock shall be determined by the Committee in such manner as it may deem appropriate.

2.15 "Good Reason" means a good faith determination made by a Participant that there has been any (i) material change by the Company of the Participant's functions, duties or responsibilities which change could cause the Participant's position with the Company to become of less dignity, responsibility, importance, prestige or scope, including, without limitation, the assignment to the Participant of duties and responsibilities inconsistent with his positions, (ii) assignment or reassignment by the Company of the Participant without the Participant's consent, to another place of employment more than 30 miles from the Participant's current place of employment, or (iii) reduction in the Participant's total compensation or benefits or any component thereof, provided in each case that the Participant shall specify the event relied upon for such determination by written notice to the Board at any time within six months after the occurrence of such event.

2.16 "Key Management Employee" means a management employee of the Company or a Subsidiary (i) who has significant policymaking responsibilities, and (ii) whose current base salary at the time an Award is issued is among the highest two percent (2%) of the current base salaries of all the employees of the Company or any Subsidiary, all as determined by the Committee.

2.17 "Participant" means any individual to whom an Award has been granted by the Committee under this Plan.

2.18 "Plan" means the National Fuel Gas Company 1997 Award and Option Plan. Any reference in the Plan to a paragraph number refers to that portion of the Plan.

2.19 "Restricted Stock" means an Award granted pursuant to paragraph 10.

2.20 "SAR" means a stock appreciation right as defined in paragraph 9.

2.21 "Stock Option" or *"Option"* means an Incentive Stock Option or a Non-Qualified Stock Option as defined in paragraph 8.

2.22 "Subsidiary" means a corporation or other business entity in which the Company directly or indirectly has an ownership interest of eighty percent (80%) or more.

3. Administration

The Plan shall be administered by the Committee. The Committee shall have the authority to: (a) interpret the Plan; (b) establish such administrative rules, regulations and procedures as it deems necessary for the proper administration of the Plan; (c) select Key Management Employees and Core Employees to receive Awards under the Plan; (d) determine the form of an Award, whether a Stock Option, SAR or Restricted Stock, the number of shares subject to the Award, all the terms and conditions of an Award, including the time and conditions of exercise or vesting, and any restrictions on transferability of shares related to any Award; (e) determine whether Awards would be granted singly, in combination or in the alternative; (f) grant waivers of Plan terms and conditions, provided that any such waiver granted to an executive officer of the Company shall not be inconsistent with Section 16 of the Exchange Act and the rules promulgated thereunder; (g) accelerate the vesting, exercise, or payment of any Award when any such action would be in the best interest of the Company; and (h) take any and all other action it deems advisable for the proper administration of the Plan, including but not limited to suspending the ability of a Participant to exercise an Award while under investigation for engaging in conduct in violation of paragraph 18. Notwithstanding the foregoing, without the express approval of stockholders, the Committee shall not have the authority to grant Awards in replacement of Awards previously granted under the Plan. All determinations of the Committee shall be made by a majority of its members, and its determinations shall be final, binding and conclusive. The Committee, in its discretion, may delegate its authority and duties under the Plan to the Chief Executive Officer or to other senior officers of the Company to the extent permitted by Section 16 of the Exchange Act and notwithstanding any other provision of this Plan or an Award Notice, under such conditions as the Committee may establish; provided, however, that only the Committee may select and grant Awards and render other decisions as to the timing, pricing and amount of Awards to Participants who are subject to Section 16 of the Exchange Act. For the avoidance of doubt, neither the Committee nor any delegate thereof shall take any action under the Plan, including without limitation pursuant to this paragraph 3, which would result in the imposition of an additional tax under Section 409A of the Code on the Participant holding an Award granted hereunder.

4. Eligibility

Any Core Employee is eligible to become a Participant of the Plan and receive Stock Options and SARs only. A Key Management Employee is also eligible to become a Participant of the Plan and receive Stock Options, SARs and Restricted Stock under the Plan.

5. Shares Available

(a) The maximum number of shares of Common Stock, $1.00 par value, of the Company which shall be available for grant of Awards under the Plan (including Incentive Stock Options) during its term shall not exceed 13,509,100, subject to adjustment as provided in paragraph 16. Awards covering no more than 600,000 shares of Common Stock of the Company may be granted to any Participant in any fiscal year, subject to adjustment as provided in paragraph 16. All of the shares of Common Stock authorized may be used to grant Stock Options and SARs. Of the shares authorized for issuance, only 250,000 may be used for Awards of Restricted Stock on or after February 15, 2007. The shares of Common Stock available for issuance under the Plan may be authorized and unissued shares or treasury shares.

(b) Shares of Common Stock related to Awards which, on or after December 13, 2006, are (i) settled in cash in lieu of Common Stock, or (ii) exchanged with the Committee's permission for Awards not involving Common Stock, will not be available again for grant under the Plan. The number of shares that are counted against the limit in Section 5(a) in respect of any portion of a SAR that is exercised shall be the gross number of shares related to that portion of the SAR exercised, and not just the net shares issued upon such exercise. Further, any shares of Common Stock that are used by a Participant on or after December 13, 2006 for the full or partial payment to the Company of the purchase price of shares of Common Stock upon exercise of a Stock Option, or

to satisfy any withholding taxes due in respect of the exercise or vesting of any Award, will not be again available for Awards under the Plan.

(c) Except as provided in paragraph 5(b) above, shares of Common Stock related to any portion of any Award which expires without the issuance of stock, or is cancelled or forfeited, shall again be available for grant under the Plan.

6. Term

The Plan became effective as of December 13, 1996 subject to its approval by the Company's stockholders at the 1997 Annual Meeting of Stockholders. The Plan shall terminate on February 16, 2007, except that if stockholders approve the amendments to the Plan presented for approval at the annual meeting held in February, 2007 (the "2007 Amendments"), then the Plan shall terminate on March 31, 2012, provided that no Awards shall be made under the Plan after December 12, 2006, unless the stockholders shall approve the 2007 Amendments, and provided further that the Plan shall be considered still to be effective as to any Awards that are outstanding on March 31, 2012.

7. Participation

The Committee shall select Participants, determine the type of Awards to be made, and establish in the related Award Notices the applicable terms and conditions of the Awards in addition to those set forth in this Plan and any administrative rules, regulations and procedures issued by the Committee.

8. Stock Options

(a) *Grants.* Awards may be granted in the form of Stock Options. The Stock Options granted under the Plan may be Incentive Stock Options within the meaning of Section 422 of the Code if granted before December 12, 2006, or they may be Non-Qualified Stock Options (i.e., Stock Options which are not Incentive Stock Options), or a combination of both. Only Non-Qualified Stock Options may be issued on or after February 15, 2007.

(b) *Terms and Conditions of Options.* Unless the Award Notice provides otherwise, an Option shall be exercisable in whole or in part. The price at which Common Stock may be purchased upon exercise of a Stock Option shall be established by the Committee, but such price shall not be less than the Fair Market Value of the Common Stock on the date of the Stock Option's grant. The Committee shall not have the authority to decrease such price after the date of the Stock Option's grant, except for adjustments appropriate to reflect a Change in Stock or a Change in Capitalization pursuant to paragraph 16. Unless the Award Notice provides a shorter period, each Non-Qualified Stock Option shall expire on the day after the tenth anniversary of its date of grant. Incentive Stock Options and Non-Qualified Stock Options granted in combination may be exercised separately. Unless the Award Notice provides otherwise, and except as provided in paragraphs 8(b)(i), 8(b)(ii) and 23 below, each Incentive Stock Option shall first become exercisable on the first anniversary of its date of grant, and each Non-Qualified Stock Option issued on before December 12, 2006 shall first become exercisable on the first anniversary of its date of grant. Except as provided in paragraphs 8(b)(i), 8(b)(ii) and 23, each Stock Option issued on or after February 15, 2007 shall first become exercisable on the third anniversary of its date of grant. The following exceptions to the previous two sentences shall apply:

(i) Each Non-Qualified Stock Option shall first become exercisable, if earlier,

(1) on the date of the Participant's death occurring after the date of grant,

(2) six months after the date of grant, if the Participant has voluntarily resigned on or after his 60th birthday, after the date of grant, and before such six months,

(3) on the date of the Participant's voluntary resignation on or after his 60th birthday and at least six months after the date of grant;

(4) if the Award Notice so provides, on an earlier date for Options awarded on or after February 15, 2007 to a Participant as part of his initial inducement to join the Company or a Subsidiary; or

(5) if the Award Notice so provides, on an earlier date for Options awarded on or after February 15, 2007 in connection with a merger or acquisition to a Participant who joins the Company or a Subsidiary as the result of a merger or acquisition.

(ii) Subject to paragraph 8(b)(i), unless the Award Notice provides otherwise, Options issued on or after February 15, 2007 shall be exercisable only upon attainment (as determined by the Committee or its delegate) of performance goals established by the Committee pursuant to one or more of performance criteria listed in paragraph 13, with respect to such performance period or periods (including periods of less than three years) specified by the Committee and set out in the Award Notice.

(c) *Restrictions Relating to Incentive Stock Options.* Stock Options issued in the form of Incentive Stock Options shall, in addition to being subject to all applicable terms and conditions established by the Committee, comply with Section 422 of the Code. Accordingly, the aggregate Fair Market Value (determined at the time the Option was granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company or any of its Subsidiaries) shall not exceed $100,000 (or such other limit as may be required by the Code). Unless the Award Notice provides a shorter period, each Incentive Stock Option shall expire on the tenth anniversary of its date of grant. The number of shares of Common Stock that shall be available for Incentive Stock Options granted under the Plan is 12,509,100.

(d) *Exercise of Option.* Upon exercise, the option price of a Stock Option may be paid in cash, shares of Common Stock, shares of Restricted Stock, a combination of the foregoing, or such other consideration as the Committee may deem appropriate. The Committee shall adopt administrative rules, regulations or procedures establishing appropriate methods for accepting Common Stock, whether restricted or unrestricted, and may impose such conditions as it deems appropriate on the use of such Common Stock to exercise a Stock Option. The Committee, in its sole discretion, may adopt administrative rules, regulations or procedures whereby a Participant, to the extent permitted by and subject to the requirements of Rule 16b-3 under the Exchange Act, Regulation T issued by the Board of Governors of the Federal Reserve System pursuant to the Exchange Act, the Code and other federal income tax laws, and other federal, state and local tax and securities laws, can exercise an Option or a portion thereof without making a direct payment of the option price to the Company. If the Committee so elects to establish a cashless exercise program, the Committee shall determine, in its sole discretion and from time to time, such administrative rules, regulations or procedures as it deems appropriate. Such administrative rules, regulations or procedures shall be binding on any Participant wishing to utilize the cashless exercise program.

9. Stock Appreciation Rights

(a) *Grants and Valuation.* Awards may be granted in the form of stock appreciation rights ("SARs"). SARs shall be subject to paragraph 9(c). Unless this Plan or the Award Notice provides otherwise, SARs shall entitle the recipient to receive a payment equal to the appreciation in the Fair Market Value of a stated number of shares of Common Stock from the award date to the date of exercise. Such payment shall be in the form of shares of the Company's Common Stock, with the number of shares to be delivered to be equal to the amount of such appreciation divided by the Fair Market Value on the date of exercise (with any fractional share to be paid in cash). Once a SAR has been issued, the Committee shall not reprice the SAR by changing the initial Fair Market Value from which the payment is calculated except for adjustments appropriate to reflect a Change in Stock or a Change in Capitalization pursuant to paragraph 16. In the case of SARs granted in combination with Stock Options, the appreciation in value is from the option price of such related stock option to the Fair Market Value on the date of exercise of such SARs. Unless this Plan or the Award Notice provides otherwise, each SAR shall first become exercisable on the first anniversary of its grant. Unless the Award Notice provides a shorter period, each SAR shall expire ten years and one day after its date of grant.

(b) *Terms and Conditions of SARs.* SARs shall be exercisable in whole or in such installments and at such time as may be determined by the Committee. The base price from which the value of a SAR is measured shall also be determined by the Committee; provided, however, that such price

shall not be less than the Fair Market Value of the Common Stock on the date of the grant of the SAR. Each SAR issued on or after February 15, 2007 shall first become exercisable on the third anniversary of its date of grant, except that:

(i) each SAR shall first become exercisable, if earlier,

(1) on the date of the Participant's death occurring after the date of grant,

(2) six months after the date of grant, if the Participant has voluntarily resigned on or after his 60th birthday, after the date of grant, and before such six months,

(3) on the date of the Participant's voluntary resignation on or after his 60th birthday and at least six months after the date of grant;

(4) upon a Change in Control or Change in Ownership pursuant to paragraph 23;

(5) if the Award Notice so provides, on an earlier date for SARs awarded on or after February 15, 2007 to a Participant as part of his initial inducement to join the Company or a Subsidiary; or

(6) if the Award Notice so provides, on an earlier date for SARs awarded on or after February 15, 2007 in connection with a merger or acquisition to a Participant who joins the Company or a Subsidiary as the result of a merger or acquisition.

(ii) Subject to paragraph 9(b)(i), unless the Award Notice provides otherwise, SARs issued on or after February 15, 2007 shall be exercisable only upon attainment (as determined by the Committee or its delegate) of performance goals established by the Committee pursuant to one or more of performance criteria listed in paragraph 13, with respect to such performance period or periods (including periods of less than three years) specified by the Committee and set out in the Award Notice.

(c) *Deemed Exercise.* The Committee may provide that a SAR not already exercised shall be deemed to be exercised at the close of business on the scheduled expiration date of such SAR, if at such time the SAR by its terms remains exercisable and, if so exercised, would result in a payment to the holder of such SAR.

10. Restricted Stock

(a) *Grants.* Awards may be granted in the form of Restricted Stock. Shares of Restricted Stock may be awarded in such amounts and at such times during the term of the Plan as the Committee shall determine.

(b) *Award Restrictions.* Restricted Stock shall be subject to such terms and conditions as the Committee deems appropriate, including restrictions on transferability and continued employment. Notwithstanding the previous sentence, unless the Award Notice provides otherwise, the lapse of restrictions on Restricted Stock issued on or after February 16, 2007 shall be conditioned upon attainment (as determined by the Committee or its delegate) of performance goals established pursuant to one or more of performance criteria listed in paragraph 13 and set out in the Award Notice. No more than 100,000 restricted shares may be issued in a single fiscal year. The Committee may modify or accelerate the delivery of shares of Restricted Stock under such circumstances as it deems appropriate.

(c) *Rights as Stockholders.* During the period in which any shares of Restricted Stock are subject to the restrictions imposed under paragraph 10(b), the Committee may, in its discretion, grant to the Participant to whom shares of Restricted Stock have been awarded all or any of the rights of a stockholder with respect to such shares, including, but not by way of limitation, the right to vote such shares and to receive dividends.

(d) *Evidence of Award.* Any shares of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee deems appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates.

11. Payment of Awards

At the discretion of the Committee, payment of Awards may be made in cash, Common Stock, a combination of cash and Common Stock, or any other form of property as the Committee shall determine.

12. Dividends and Dividend Equivalents

If an Award is granted in the form of Restricted Stock the Committee may, at any time up to the time of payment, include as part of an Award an entitlement to receive dividends or dividend equivalents, subject to such terms and conditions as the Committee may establish. Dividends and dividend equivalents shall be paid in such form and manner (i.e., lump sum or installments), and at such time as the Committee shall determine. All dividends or dividend equivalents which are not paid currently may, at the Committee's discretion, accrue interest, and/or be reinvested into additional shares of Common Stock.

13. Performance Criteria

The performance measure(s) to be used for purposes of Stock Options, SARs and Restricted Stock shall include one or more measures chosen from among the following, as applied to the Company or to any Subsidiary or combination of Subsidiaries: (a) earnings per share; (b) net income (before or after taxes); (c) return measures (including, but not limited to, return on assets, equity or sales); (d) cash flow return on investments which equals net cash flows divided by owners equity; (e) earnings before or after taxes, depreciation and/or amortization; (f) gross revenues; (g) operating income (before or after taxes); (h) total shareholder return; (i) corporate performance indicators (indices based on the level of certain expenses, certain objectively measurable operational events or certain services provided to customers); (j) cash generation, profit and/or revenue targets; (k) growth measures, including revenue growth, reserve growth or reserve replacement, as compared to a peer group or other benchmark; and/or (l) share price (including, but not limited to, growth measures and total shareholder return). In setting performance goals using these performance measures, the Committee may exclude the effect of changes in accounting standards and non-recurring unusual events specified by the Committee, such as write-offs, capital gains and losses, and acquisitions and dispositions of businesses.

14. Termination of Employment

(a) *General Rule.* Subject to paragraph 18, if a Participant's employment with the Company or a Subsidiary terminates for a reason other than death, disability, retirement, or any approved reason, all unexercised, unearned or unpaid Awards shall be cancelled or forfeited as the case may be, unless otherwise provided in this paragraph or in the Participant's Award Notice. The Committee shall have the authority to adopt administrative rules, regulations or procedures not inconsistent with the Plan to (i) determine what events constitute disability, retirement, or termination for an approved reason for purposes of the Plan, and (ii) determine the treatment of a Participant under the Plan in the event of his death, disability, retirement, or termination for an approved reason.

(b) *Incentive Stock Options.* Unless the Award Notice provides otherwise, any Incentive Stock Option which has not theretofore expired, shall terminate upon termination of the Participant's employment with the Company whether by death or otherwise, and no shares of Common Stock may thereafter be purchased pursuant to such Incentive Stock Option, except that:

(i) Upon termination of employment (other than by death), a Participant may, within three months after the date of termination of employment, purchase all or part of any shares of Common Stock which the Participant was entitled to purchase under such Incentive Stock Option on the date of termination of employment.

(ii) Upon the death of any Participant while employed with the Company or within the three-month period referred to in paragraph 14(b)(i), the Participant's estate or the person to whom the Participant's rights under the Incentive Stock Option are transferred by will or the laws of descent and distribution may, within one year after the date of the Participant's death, purchase all or part of any shares of Common Stock which the Participant was entitled to purchase under such Incentive Stock Option on the date of death.

Notwithstanding anything in this paragraph 14(b) to the contrary, the Committee may at any time within the three-month period after the date of termination of a Participant's employment, with the consent of the Participant, the Participant's estate or the person to whom the Participant's rights under the Incentive Stock Options are transferred by will or the laws of descent and distribution, extend the period for exercise of the Participant's Incentive Stock Options to any date not later than the date on which such Incentive Stock Options would have otherwise expired absent such termination of employment. Nothing in this paragraph 14(b) shall authorize the exercise of an Incentive Stock Option after the expiration of the exercise period therein provided, nor later than ten years after the date of grant.

(c) *Non-Qualified Stock Options.* Unless the Award Notice provides otherwise, any Non-Qualified Stock Option which has not theretofore expired shall terminate upon termination of the Participant's employment with the Company, and no shares of Common Stock may thereafter be purchased pursuant to such Non-Qualified Stock Option, except that:

(i) Upon termination of employment for any reason other than death, discharge by the Company for cause, or voluntary resignation of the Participant prior to age 60, a Participant may, within five years after the date of termination of employment, or any such greater period of time as the Committee, in its sole discretion, deems appropriate, exercise all or part of the Non-Qualified Stock Option which the Participant was entitled to exercise on the date of termination of employment or subsequently becomes eligible to exercise pursuant to paragraph 8(b).

(ii) Upon the death of a Participant while employed with the Company or within the period referred to in paragraph 14(c)(i), the Participant's estate or the person to whom the Participant's rights under the Non-Qualified Stock Option are transferred by will or the laws of descent and distribution may, within five years after the date of the Participant's death while employed, or within the period referred to in paragraph 14(c)(i), exercise all or part of the Non-Qualified Stock Option which the Participant was entitled to exercise on the date of death.

Nothing in this paragraph 14(c) shall authorize the exercise of a Non-Qualified Stock Option later than the exercise period set forth in the Award Notice.

15. Nonassignability

No Award under the Plan shall be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution or pursuant to a domestic relations court order), assignment, pledge, or encumbrance, except that, unless the Committee specifies otherwise, all awards of Non-Qualified Stock Options or SARs shall be transferable without consideration, subject to all the terms and conditions to which such Non-Qualified Stock Options or SARs are otherwise subject, to (i) members of a Participant's immediate family as defined in Rule 16a-1 promulgated under the Exchange Act, or any successor rule or regulation, (ii) trusts for the exclusive benefit of the Participant or such immediate family members or (iii) entities which are wholly-owned by the Participant or such immediate family members, provided that (x) there may be no consideration for any such transfer, and (y) subsequent transfers of transferred options shall be prohibited except those by will or the laws of descent and distribution. Following transfer, any such Options or SARs shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and except as provided in the next sentence, the term "Participant" shall be deemed to refer to the transferee. The events of termination of employment of paragraph 14(c) shall continue to be applied with reference to the original Participant, and following the termination of employment of the original Participant, the transferred Options or SARs shall be exercisable by the transferee only to the extent, and for the periods specified in paragraph 14(c), that the original Participant could have exercised such Option or SAR. Except as expressly permitted by this paragraph, an Award shall be exercisable during the Participant's lifetime only by him.

16. Adjustment of Shares Available

(a) *Changes in Stock.* In the event of changes in the Common Stock by reason of a Common Stock dividend, stock split, reverse stock-split or other combination, appropriate adjustment shall be made by the Committee in the aggregate number of shares available under the Plan, the number

of shares with respect to which Awards may be granted to any Participant in any fiscal year, and the number of shares or SARs, subject to outstanding Awards, without, in the case of Stock Options, causing a change in the aggregate purchase price to be paid therefor. Such proper adjustment as may be deemed equitable may be made by the Committee in its discretion to give effect to any other change affecting the Common Stock.

(b) *Changes in Capitalization.* In case of a merger or consolidation of the Company with another corporation, a reorganization of the Company, a reclassification of the Common Stock of the Company, a spinoff of a significant asset or other changes in the capitalization of the Company, appropriate provision shall be made for the protection and continuation of any outstanding Awards by either (i) the substitution, on an equitable basis, of appropriate stock or other securities or other consideration to which holders of Common Stock of the Company will be entitled pursuant to such transaction or succession of transactions, or (ii) by appropriate adjustment in the number of shares issuable pursuant to the Plan, the number of shares covered by outstanding Awards, the option price of outstanding Stock Options, and the exercise price of outstanding SARs, in each case as deemed appropriate by the Committee.

17. Withholding Taxes

The Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the participant to pay to it such tax prior to and as a condition of the making of such payment. Subject to any administrative rules, regulations or procedures established by the Committee, a Participant may pay the amount of taxes required by law to be withheld from an Award, in whole or in part, by requesting that the Company withhold from any payment of Common Stock due as a result of such Award, or by delivering to the Company, shares of Common Stock having a Fair Market Value less than or equal to the amount of such required withholding taxes.

18. Noncompetition Provision

Notwithstanding anything contained in this Plan to the contrary, unless the Award Notice specifies otherwise, a Participant shall forfeit all unexercised, unearned, and/or unpaid Awards, including Awards earned but not yet paid, all unpaid dividends and dividend equivalents, and all interest, if any, accrued on the foregoing if, (i) in the opinion of the Committee, the Participant, without the written consent of the Company, engages directly or indirectly in any manner or capacity as principal, agent, partner, officer, director, employee, or otherwise, in any business or activity competitive with the business conducted by the Company or any Subsidiary; or (ii) the Participant performs any act or engages in any activity which in the opinion of the Committee is inimical to the best interests of the Company.

19. Amendments to Awards

The Committee may at any time unilaterally amend any unexercised, unearned, or unpaid Award, including Awards earned but not yet paid, to the extent it deems appropriate; provided, however, that any such amendment which is adverse to the Participant shall require the Participant's consent. Notwithstanding the foregoing, the Committee may not amend an Award in any manner that would result in the imposition of an additional tax under Section 409A of the Code on the Participant holding such Award.

20. Regulatory Approvals and Listings

Notwithstanding anything contained in this Plan to the contrary, the Company shall have no obligation to issue or deliver certificates of Common Stock evidencing Awards resulting in the payment of Common Stock prior to (a) the obtaining of any approval from any governmental agency which the Company shall, in its sole discretion, determine to be necessary or advisable, (b) the admission of such shares to listing on the stock exchange on which the Common Stock may be listed, and (c) the completion of any registration or other qualification of said shares under any state or federal law or ruling of any governmental body which the Company shall, in its sole discretion, determine to be necessary or advisable.

21. No Right to Continued Employment or Grants

Participation in the Plan shall not give any Participant any right to remain in the employ of the Company or any Subsidiary. The Company or, in the case of employment with a Subsidiary, the Subsidiary, reserves the right to terminate any Participant at any time. Further, the adoption of this Plan shall not be deemed to give any person any right to be selected as a Participant or to be granted an Award.

22. Amendment

The Board may suspend or terminate the Plan at any time. In addition, the Board may, from time to time, amend the Plan in any manner, provided however, that any such amendment shall be subject to stockholder approval (i) at the discretion of the Board and (ii) to the extent that shareholder approval may be required by law or under the applicable requirements of any exchange on which the Common Stock is listed to trade. Notwithstanding the foregoing, the Board may not amend the Plan in any manner that would result in the imposition of an additional tax under section 409A of the Code on any Participant.

23. Change in Control and Change in Ownership

(a) *Background.* All Participants shall be eligible for the treatment afforded by this paragraph 23 if there is a Change in Ownership or if their employment terminates within three years following a Change in Control, unless the termination is due to (i) death; (ii) disability entitling the Participant to benefits under his employer's long-term disability plan; (iii) Cause; (iv) resignation by the Participant other than for Good Reason; or (v) retirement entitling the Participant to benefits under his employer's retirement plan.

(b) *Vesting and Lapse of Restrictions.* If a Participant is eligible for treatment under this paragraph 23, (i) all of the terms and conditions in effect on any unexercised, unearned, or unpaid Awards shall immediately lapse as of the Acceleration Date; (ii) no other terms or conditions shall be imposed upon any Awards on or after such date, and in no event shall any Award be forfeited on or after such date; and (iii) all of his unexercised, unvested, unearned and/or unpaid Awards or any other outstanding Awards shall automatically become one hundred percent (100%) vested immediately upon such date.

(c) *Dividends and Dividend Equivalents.* If a Participant is eligible for treatment under this paragraph 23, all unpaid dividends and dividend equivalents and all interest accrued thereon, if any, shall be treated and paid under this paragraph 23 in the identical manner and time as the Award under which such dividends or dividend equivalents have been credited. For example, if upon a Change in Ownership, an Award under this paragraph 23 is to be paid in a prorated fashion, all unpaid dividends and dividend equivalents with respect to such Award shall be paid according to the same formula used to determine the amount of such prorated Award.

(d) *Payment of Awards.* If a Participant is eligible for treatment under this paragraph 23, whether or not he is still employed by the Company or a Subsidiary, he shall be paid, in a single lump sum cash payment, as soon as practicable but in no event later than 90 days after the Acceleration Date, for all outstanding SARs and Stock Options (including Incentive Stock Options), and any other outstanding Awards, based on the Fair Market Value of the Common Stock on the Acceleration Date.

(e) *Miscellaneous.* Upon a Change in Control or a Change in Ownership, (i) the provisions of paragraphs 14, 18 and 19 shall become null and void and of no force and effect insofar as they apply to a Participant who has been terminated under the conditions described in paragraph 23(a); and (ii) no action shall be taken which would affect the rights of any Participant or the operation of the Plan with respect to any Award to which the Participant may have become entitled hereunder on or prior to the date of the Change in Control or Change in Ownership or to which he may become entitled as a result of such Change in Control or Change in Ownership.

(f) *Legal Fees.* The Company shall pay all legal fees and related expenses incurred by a Participant in seeking to obtain or enforce any payment, benefit or right he may be entitled to under the Plan after a Change in Control or Change in Ownership; provided, however, the Participant shall be required to repay any such amounts to the Company to the extent a court of competent

jurisdiction issues a final and non-appealable order setting forth the determination that the position taken by the Participant was frivolous or advanced in bad faith.

24. No Right, Title or Interest in Company Assets

No Participant shall have any rights as a stockholder as a result of participation in the Plan until the date of issuance of a stock certificate in his name, and, in the case of Restricted Stock, Stock Options, or SARs, until such rights are granted to the Participant under paragraph 10(c). To the extent any person acquires a right to receive payments from the Company under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

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EXHIBIT 5

NATIONAL FUEL GAS COMPANY

ANNUAL MEETING OF STOCKHOLDERS

FEBRUARY 15, 2007

Pursuant to notice dated January 12, 2007, the Annual Meeting of Stockholders was held at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah, 84060, the 15th day of February, 2007 at 10:00 o'clock a.m., local time.

On motion duly made and seconded, the reading of the minutes of the preceding stockholders' meeting was dispensed with.

The meeting was called to order by Mr. Philip C. Ackerman, Chairman of the Board of the Company, who served as Chairman of the meeting. Anna Marie Cellino, Secretary of the Company, acted as Secretary of the meeting.

In addition to Mr. Ackerman, the following Directors attended the meeting: Robert T. Brady, R. Don Cash, Rolland E. Kidder, Craig G. Matthews, George L. Mazanec, Richard G. Reiten and John F. Riordan.

A full, true and complete list, in alphabetical order, of all stockholders entitled to vote at the meeting, with the residence of each and the number of shares held by each, was produced and remained open for inspection during the meeting. The list of stockholders was ordered filed with the Secretary.

The Secretary, having ascertained the names of the stockholders present in person or represented by proxy, at the direction of the Chairman of the meeting, announced that there were represented by proxy the holders of 73,681,493 shares, or 89.33% of the outstanding shares, more than a majority, of the issued and outstanding shares of common stock of the Company entitled to vote.

The Chairman thereupon declared a quorum present and ordered the proxies filed with the Secretary of the meeting.

The Secretary stated that she had before her a copy of the Notice of Meeting and Proxy Statement, together with the Affidavit of Mailing relative to

the mailing on January 12, 2007, of the Notice of Meeting, Proxy Statement, and Proxy to stockholders of record of the Company at the close of business as of December 18, 2006, which the Chairman ordered filed with the minutes of the meeting.

The Chairman appointed Filippo A. Triolo and Diane Hastreiter Inspectors of Election for this meeting, and ascertained that the Inspectors' Oath had been duly administered to them.

The Chairman stated that the next items of business to come before the meeting were the following proposals:

- the election of Philip C. Ackerman, Craig G. Matthews, Richard G. Reiten and David F. Smith as Directors of the Company for three-year terms expiring in the year 2010;
- the election of Stephen E. Ewing as Director of the Company for a two-year term expiring in the year 2009;
- the appointment of PricewaterhouseCoopers LLP as independent accountants to examine the financial statements of the Company and its subsidiaries and to report upon the annual consolidated financial statements for fiscal year 2007;
- the approval of the Annual At Risk Compensation Incentive Program; and
- the approval of amendments to the 1997 Award and Option Plan.

The Chairman stated that the next item of business to come before the meeting was a shareholder proposal submitted by Robert Belfield, that Mr. Belfield was not present to present his proposal, and that Mr. Belfield had not sent a qualified representative. The Chairman stated, "Nevertheless, we will proceed with voting on that proposal in order that we have a fair and democratic process."

There being no further discussion, the Chairman of the meeting declared the polls open. Ballots for the above-described items having been distributed, and votes having been cast by stockholders present in person or represented by proxy desiring to vote thereon, the Chairman announced that the

polls were closed. The Inspectors were requested to count and tabulate the votes on each matter voted upon and to make a report in writing of each such matter.

The Chairman stated that the majority of the shares entitled to vote, voted in accordance with management's recommendations regarding the:

- Election of Directors;
- Appointment of Independent Accountants;
- Approval of the Annual At Risk Compensation Incentive Program;
- Approval of Amendments to the 1997 Award and Option Plan; and
- The shareholder proposal.

The oath and report of the Inspectors of Election was ordered to be filed with the record of the meeting.

Mr. Ackerman then announced that in attendance were representatives of two (2) large shareholders: David DiDomenico from New Mountain Capital and Robert Gendelman from ClearBridge Advisors. Mr. Ackerman offered each of these individuals the opportunity to address the audience. Both gentlemen accepted the offer and spoke briefly to the audience which included Company shareholders, Directors and management.

There being no further business to come before the meeting, on motion duly made and seconded, the meeting was adjourned.



Secretary

EXHIBIT 6

STATE OF NEW YORK
COUNTY OF ERIE

AFFIDAVIT OF ANNA MARIE CELLINO

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

Anna M. Cellino, being duly sworn, deposes and says:

1. I am the Secretary of National Fuel Gas Company (the "Company"). I attended and participated in the Company's Annual Meeting of Stockholders held on February 15, 2007 at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah (the "Annual Meeting"). One of the items on the agenda for the Annual Meeting was a shareholder proposal that had been submitted by Mr. Robert A. Belfield.

2. Shortly before the Annual Meeting, Mr. Curtis W. Lee presented to a Company employee a document headed Appointment of Representative dated January 16, 2007 apparently signed by Mr. Belfield (the "Document"). The employee called me over to give me the Document, a copy of which is attached to this affidavit as Exhibit A. The signed original Document is in the Company's possession at its headquarters.

3. The Document purports to designate Mr. Lee as Mr. Belfield's representative to present Mr. Belfield's shareholder proposal to the Annual Meeting. I told Mr. Lee that he was not qualified to present Mr. Belfield's shareholder proposal to the Annual Meeting because of a court order that would not allow him to attend the meeting. Mr. Lee did not appear to be at all surprised to hear me say that, and

immediately said, "But you can waive that." I declined to waive any of the Company's rights and I told Mr. Lee I would have to defer to Mr. Philip C. Ackerman. I showed Mr. Ackerman the Document.

4. Shortly before the Annual Meeting, I heard a conversation between Mr. Ackerman and Mr. Lee in which Mr. Ackerman told Mr. Lee that Mr. Lee was not qualified to present the proposal, and would not be permitted to do so. Mr. Lee attempted to grant Mr. Ackerman the authorization, or convey that Mr. Belfield conveyed the authorization, for Mr. Ackerman to "present" Mr. Belfield's proposal on Mr. Belfield's behalf. Mr. Ackerman advised Mr. Lee that he (Mr. Ackerman) was not going to present the proposal, but that he would "allow it to be voted upon."

5. At the Annual Meeting Mr. Ackerman announced that Mr. Robert Belfield was not present and that it was the Company's understanding that he was ill. Mr. Ackerman said that Mr. Belfield's claimed representative was not qualified in the Company's opinion and so would not be admitted to present Mr. Belfield's shareholder proposal. Mr. Ackerman said that, to be fair and democratic, we would nevertheless proceed with voting on the shareholder proposal.

6. Mr. Ackerman did not present Mr. Belfield's proposal at the Annual Meeting, nor did anyone else. Nobody within my hearing ever told Mr. Lee that Mr. Belfield's proposal would be or had been presented at the Annual Meeting.



Anna Marie Cellino

Sworn to before me this
29th day of March, 2007.



Notary Public

LAURA J. TROUTMAN
Notary Public, State of New York
Qualified in Erie County
My Commission Expires March 30, 2010.

EXHIBIT A

APPOINTMENT OF REPRESENTATIVE

Robert A. Belfield
7537 Teaticket Ct.
Jacksonville FL 32244
904 - 594 - 6192

I have owned 133 or more shares of the common stock of National Fuel Gas Company ("NFG") continuously for several years. I submitted a shareholder proposal to NFG in the summer of 2006, which NFG has published in the NFG proxy statement dated January 12, 2007. It was my intent, at the time of submitting my proposal, to present this proposal at the upcoming NFG Annual Meeting of Stockholders ("Meeting"), which is scheduled for February 15, 2007, and will be held in Park City Utah. This town is located approximately 2,300 miles distant from my home, and has an elevation of about 7,000 feet. NFG management chose the time and place of this Meeting.

Under Securities and Exchange Commission Rule 14a-8, I may designate a representative to present my shareholder proposal at the Meeting, on my behalf. This will entail the presence of my representative at the Meeting. I hereby exercise my rights under said rule, because it would be deleterious to my health to attempt to travel to said Meeting next month.

Consequently, I hereby appoint Curtis W. Lee, of 7537 Teaticket Court, Jacksonville FL 32244, as my representative, and hereby empower and authorize him, on my behalf, and as my representative, to attend said Meeting of NFG, and any adjournment thereof, to present my shareholder proposal at that Meeting, and any adjournment thereof, and take all actions necessary and incidental to these purposes, including but not limited to making statements in support of my shareholder proposal.

Robert A. Belfield
Robert A. Belfield

Sworn to before me on January 16th, 2007

FOL 0414761451490

Alfred J. Allen
Notary Public, Duval County, Florida


Alfred J. Allen, III
MY COMMISSION EXPIRES
April 18, 2007
#DD197023
NOTARY PUBLIC, STATE OF FLORIDA

EXHIBIT 7

AFFIDAVIT OF PHILIP C. ACKERMAN

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

Philip C. Ackerman, being duly sworn, deposes and says:

1. I am the Chairman and Chief Executive Officer of National Fuel Gas Company. I chaired the National Fuel Gas Company Annual Meeting of Stockholders (the Annual Meeting) held on February 15, 2007 at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah.

2. Shortly before the Annual Meeting on February 15, 2007, Mr. Curtis W. Lee handed me a document dated January ~~15~~ 16 PA, 2007 which appeared to be signed by Mr. Robert A. Belfield, stating that for health reasons Mr. Belfield would not attend the Annual Meeting, and that Mr. Belfield was appointing Mr. Lee as Mr. Belfield's representative to present Mr. Belfield's shareholder proposal to the Annual Meeting on Mr. Belfield's behalf.

3. Mr. Lee was and is not qualified under state law to present any shareholder proposal to the Annual Meeting, because it is the right or privilege of a shareholder to submit and present shareholder proposals. Mr. Lee is specifically disqualified from doing that by the Order of Criminal and Civil Contempt and Permanent Injunction entered against Mr. Lee by a Justice of the State of New York Supreme Court, in Erie County, in a lawsuit bearing the Index Number 1999/960 (the Injunction). The relevant portion of the Injunction has never been overturned or stayed on appeal, and reads in relevant part as follows:

> Beginning on the date of the above divestiture of National Fuel shares, but in no event later than February 17, 2003, defendant [Mr. Lee] is permanently enjoined and restrained from buying, holding, owning, possessing, receiving, obtaining, obtaining benefits from, **or exercising any rights or privileges with respect to, any National Fuel shares**. (emphasis supplied)

4. I told Mr. Lee that he could not attend the Annual Meeting or present Mr. Belfield's proposal to the Annual Meeting, but that I would allow the stockholders to vote on Mr. Belfield's proposal. I never told Mr. Lee that I would "present" Mr. Belfield's shareholder proposal, or that I or anybody had "presented" Mr. Belfield's proposal, despite Mr. Lee's repeated attempts to get me to say that. I did not hear anybody else tell Mr. Lee that Mr. Belfield's shareholder proposal would be or had been "presented" at the Annual Meeting.

5. At the Annual Meeting I announced that Mr. Robert Belfield was not present to present his proposal, that it was the Company's understanding that Mr. Belfield was ill and that Mr. Belfield had not sent a qualified representative. I then said, "Nevertheless, we will proceed with voting on that proposal in order that we have a fair and democratic process." Votes were cast and counted on all the matters set forth on the Notice of Annual Meeting, including Mr. Belfield's shareholder proposal which was defeated by a very wide margin.

6. In my opinion it would have been easy and inexpensive for Mr. Belfield, even if he had started no earlier than January 16, 2007 when he signed a letter stating that he would not attend the Annual Meeting on February 15, 2007, to arrange for someone living in the vicinity of the Annual Meeting location to take no more than ninety minutes to travel to the Annual Meeting, attend the entire meeting, present Mr. Belfield's shareholder proposal to the Annual Meeting, and travel back to his/her home or place of business.



Philip C. Ackerman

Sworn to before me this
9th day of March, 2007.



Notary Public

LAURA J. TROUTMAN
Notary Public, State of New York
Qualified in Erie County
My Commission Expires March 30, 2010.

EXHIBIT 8

STATE OF NEW YORK
COUNTY OF ERIE

AFFIDAVIT OF RONALD J. TANSKI

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

Ronald J. Tanski, being duly sworn, deposes and says:

1. I attended the National Fuel Gas Company Annual Meeting of Stockholders held on February 15, 2007 at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah (the "Annual Meeting"). One of the items on the agenda for the Annual Meeting was a shareholder proposal that had been submitted by Mr. Robert A. Belfield.

2. Shortly before the Annual Meeting, I heard a conversation between Mr. Philip C. Ackerman and Mr. Curtis W. Lee. Mr. Lee produced a document dated January 16, 2007 and apparently signed by Mr. Belfield attempting to designate Mr. Lee as Mr. Belfield's representative to present Mr. Belfield's shareholder proposal to the Annual Meeting of Stockholders. Mr. Ackerman told Mr. Lee that Mr. Lee was not qualified to present the proposal, and would not be permitted to do so. Mr. Lee attempted to grant Mr. Ackerman the authorization, or convey that Mr. Belfield conveyed the authorization, for Mr. Ackerman to "present" Mr. Belfield's proposal on Mr. Belfield's behalf. Mr. Ackerman's immediate response was that Mr. Ackerman was not going to present the proposal, but that he would "allow it to be voted upon, and that would be it."

3. At the Annual Meeting Mr. Ackerman announced that Mr. Robert Belfield was not present and that it was the Company's understanding that he was ill. Mr. Ackerman said

that Mr. Belfield's claimed representative was not qualified in the Company's opinion and so would not be admitted to present Mr. Belfield's shareholder proposal. Mr. Ackerman said that we would nevertheless proceed with voting on the shareholder proposal in order to be fair and democratic.

4. Mr. Ackerman did not present Mr. Belfield's proposal at the Annual Meeting, nor did anyone else. Nobody within my hearing ever told Mr. Lee that Mr. Belfield's proposal would be or had been presented at the Annual Meeting.



Ronald J. Tanski

Sworn to before me this
2 day of April, 2007.



Notary Public

JAMES R. PETERSON
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Aug. 31, 2009

APPOINTMENT OF REPRESENTATIVE

Robert A. Belfield
7537 Teaticket Ct.
Jacksonville FL 32244
904 – 594 – 6192

I have owned 133 or more shares of the common stock of National Fuel Gas Company ("NFG") continuously for several years. I submitted a shareholder proposal to NFG in the summer of 2006, which NFG has published in the NFG proxy statement dated January 12, 2007. It was my intent, at the time of submitting my proposal, to present this proposal at the upcoming NFG Annual Meeting of Stockholders ("Meeting"), which is scheduled for February 15, 2007, and will be held in Park City Utah. This town is located approximately 2,300 miles distant from my home, and has an elevation of about 7,000 feet. NFG management chose the time and place of this Meeting.

Under Securities and Exchange Commission Rule 14a-8, I may designate a representative to present my shareholder proposal at the Meeting, on my behalf. This will entail the presence of my representative at the Meeting. I hereby exercise my rights under said rule, because it would be deleterious to my health to attempt to travel to said Meeting next month.

Consequently, I hereby appoint Curtis W. Lee, of 7537 Teaticket Court, Jacksonville FL 32244, as my representative, and hereby empower and authorize him, on my behalf, and as my representative, to attend said Meeting of NFG, and any adjournment thereof, to present my shareholder proposal at that Meeting, and any adjournment thereof, and take all actions necessary and incidental to these purposes, including but not limited to making statements in support of my shareholder proposal.

Robert A. Belfield
Robert A. Belfield

Sworn to before me on January 16th, 2007

FL 844761451490

Alfred J. Allen III
Notary Public, Duval County, Florida


Alfred J. Allen, III
MY COMMISSION EXPIRES
April 18, 2007
#DD197023
Bonded thru
NOTARY PUBLIC, STATE OF FLORIDA

EXHIBIT 9

STATE OF NEW YORK
COUNTY OF ERIE

AFFIDAVIT OF PAULA M. CIPRICH

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

Paula M. Ciprich, being duly sworn, deposes and says:

1. I attended the National Fuel Gas Company Annual Meeting of Stockholders held on February 15, 2007 at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah.

2. At that meeting Mr. Ackerman announced that Mr. Robert Belfield was not present and that it was the Company's understanding that he was ill. He further noted that Mr. Belfield's claimed representative was not qualified in the Company's opinion and so would not be admitted to present Mr. Belfield's shareholder proposal.

3. I then made a note of the following statement by Mr. Ackerman: "Nevertheless, we will proceed with voting on that proposal in order that we have a fair and democratic process."

4. Mr. Ackerman did not present the proposal at the meeting, nor did anyone else.

5. After the vote, at approximately 10:10 AM, I exited the meeting because through a crack in the door, I saw Mr. Lee immediately outside the room. Mr. Lee said to me that Mr. Belfied had agreed to Mr. Ackerman presenting the proposal.

6. I indicated that the vote was done.

7. Mr. Lee was surprised and asked, "It's done." I replied yes and returned to the meeting alone.



Paula M. Ciprich

Sworn to before me this
14th day of March, 2007.



Notary Public

BARBARA A. DOMINIAK
Notary Public, State of New York
Qualified in Erie County
My Commission Expires July 31, 2009

EXHIBIT 10



Phillips Lytle LLP

October 5, 2007

National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221-5855

Re: Shareholder Proposal Submitted by Robert Belfield
to National Fuel Gas Company

Ladies and Gentlemen:

We have acted as counsel to National Fuel Gas Company ("National Fuel" or the "Company"), in connection with the shareholder proposal (the "Proposal") submitted by Robert Belfield (the "Proponent") for consideration at the February 2008 Annual Meeting of Stockholders, as well as in connection with a previous proposal the Proponent submitted for consideration at the February 2007 Annual Meeting. We have also acted as counsel to National Fuel and several of its subsidiaries in litigation involving its former compensation and benefits attorney, Curtis W. Lee, the relevance of which is explained below.

It is the opinion of Phillips Lytle LLP that Mr. Lee was not qualified to present the Proponent's previous proposal at the National Fuel 2007 Annual Meeting of Stockholders, based upon, *inter alia*, the Order of Criminal and Civil Contempt and Permanent Injunction (the "Contempt Order"), filed April 16, 2003 in the New York State Supreme Court, Erie County (Hon. Joseph G. Makowski, J.S.C., presiding), in a certain action entitled Data-Track Acct. Servs., Inc. v. Lee. (Ex. A is a copy of the Contempt Order; Ex. B is a copy of the decision of the New York State Supreme Court, Appellate Division, Fourth Department, that affirmed the relevant portion of the Contempt Order. Ex. A is certified to be a true and correct copy of the Contempt Order filed with the clerk. Ex. B is certified to be a true and correct copy of the affirming decision published in the official reporter of published decisions in New York State.)

The Contempt Order provides, in relevant part, that Mr. Lee is:

> [P]ermanently enjoined and restrained from buying, holding, owning, possessing, receiving, obtaining, obtaining benefits from, or exercising any rights or privileges with respect to, any National Fuel shares.

(Contempt Order ¶9(d), at p.9 (emphasis added)).

ATTORNEYS AT LAW

JOHN G. SCHMIDT JR., PARTNER DIRECT 716 847-7095 JSCHMIDT@PHILLIPSLYTLE.COM

3400 HSBC CENTER BUFFALO, NY 14203-2887 PHONE 716 847 8400 FAX 716 852 6100
BUFFALO ALBANY CHAUTAUQUA GARDEN CITY NEW YORK ROCHESTER WWW.PHILLIPSLYTLE.COM

As more fully set forth below, the Contempt Order constitutes "state law" under 17 C.F.R. §240.14a-8(h)(1), and Mr. Lee was therefore disqualified from presenting the Proponent's proposal at the National Fuel 2007 Annual Meeting of Stockholders.

The opinions set forth in this letter are based solely upon our review of (a) New York State law, including the court orders in the Data-Track matter; (b) Federal case law; (c) the text and rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (d) Staff Opinions of the Division of Corporation Finance and the Securities and Exchange Commission; and (e) such review of published sources of law as we have deemed necessary based solely upon our review of the foregoing (all of the foregoing being collectively the "Reviewed Items"). Other than our review of the Reviewed Items, we have made no inquiry or other investigation as to any factual matter, including, but not limited to, any review of any of the files and other records of the Company or any court or other governmental authority. The contents and subject matter of this letter are presented without compromise or waiver of the attorney-client privilege, attorney work product protection, the protection for material prepared in anticipation of litigation, or the protections afforded to National Fuel and its subsidiaries under the Data-Track Court's injunctive, sealing and protective orders.

Based on and subject to the foregoing, we are of the opinion that Mr. Lee was not qualified to present the Proponent's proposal at the 2007 Annual Meeting of Stockholders:

Background:

The Proponent submitted a proposal for inclusion in the Company's proxy materials in connection with the Annual Meeting of Stockholders of the Company to be held in February, 2007. The Proponent did not appear at the 2007 Annual Meeting, but, instead, attempted to appoint Mr. Lee to appear on his behalf.

I. The Contempt Order constitutes "state law" as used in 17 C.F.R. §240.14a-8(h)(1).

The General Rules and Regulations of the Exchange Act regarding Shareholder Proposals are codified in 17 C.F.R. §240.14a-8. Specifically, §240.14a-8(h)(1) (in which the terms "you," "your" and "yourself" refer to the proponent of a shareholder proposal) provides:

> Either you or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

Id. (Emphasis added).

It is well settled that the term "state law" includes state judicial orders and decisions, such as the Contempt Order cited above. Madsen v. Women's Health Center, Inc., 512 U.S. 753 (1994) (state laws include a prior court order); Cipollone v. Liggett Group, 505 U.S. 504 (1992) ("[a]t least since Erie R. Co. v. Tompkins, 304 U.S. 64 (1938), we have recognized the phrase 'state law' to include common law as well as statutes and regulations"). See also Unum Life Ins. Co. of Am. v. Ward, 526 U.S. 358, 367 (1999) (under ERISA, "the term state law includes all laws, decisions, rules, regulations or other state action having the effect of law") (internal quotation omitted); Pilot Life Ins. Co. v. Dedeaux, 481 U.S. 41, 48 (1987) (same); State Farm Bank, F.S.B. v. Burke, 445 F. Supp. 2d 207, 211 (D. Conn. 2006) (under federal Home Owners' Loan Act, the term "state law" includes any statute, regulation, ruling, order or judicial decision); Hottman v. Citifinancial Mtg. Co., 2006 WL 1699589 (D. Conn. 2006) (the term "under the laws of any state", as used in Fair Credit Reporting Act refers to the statutory and common law of a state); Kern v. Polaroid Corp., 89 F. Supp. 2d 132 (D. Mass. 2000) ("[u]ntil the Supreme Court spoke to the subject in 1999, a reader of the statutory provisions might have wondered whether 'state laws' referred only to statutes and not to . . . state judicial decisions within the common law tradition. That issue has been resolved in favor of the proposition that 'state laws' include judicial decisions . . . .")

The New York Supreme Court had personal jurisdiction over all the parties in the proceeding pursuant to which the Contempt Order was issued, including Mr. Lee, who was a New York resident at the relevant times. The Contempt Order was duly served on Mr. Lee at the residence he shared with the Proponent (copies of proofs of service are attached as part of Ex. A). In his appeal of the Contempt Order, Mr. Lee did not raise (and therefore waived) any questions of jurisdiction or service of the Contempt Order. He is clearly bound by the New York Supreme Court permanent injunction barring him from exercising any of the rights or privileges of a National Fuel shareholder.

In this matter, the Contempt Order clearly represents state law.

II. Mr. Lee was not qualified under state law to present the proposal.

Mr. Lee is clearly not qualified under New York law to act as the Proponent's representative based on a plain reading of the Contempt Order. Indeed, not only was Mr. Lee permanently enjoined from exercising rights with respect to the National Fuel shares that he owned, he was also specifically prohibited from exercising any rights with respect to any National Fuel shares. Exercising rights with respect to the Proponent's shares is clearly and unambiguously included within the prohibition of the Contempt Order. Because the Contempt Order constitutes state law, and prohibits Mr. Lee from exercising any rights with respect to any National Fuel shares, he was not qualified under state law to present the Proposal. We have been unable to locate any New York decision to the contrary, and our analysis comports with the plain reading of 17 C.F.R. §240.14a-8(h).

III. A plain reading of the Contempt Order disqualified Mr. Lee from presenting the proposal.

A plain reading of the Contempt Order prohibits Mr. Lee from "exercising any rights or privileges with respect to any National Fuel shares." He was therefore clearly disqualified from presenting the previous proposal.

The foregoing opinions are subject to the following qualifications, limitations, and assumptions:

A. We are qualified to act as counsel in the State of New York and we do not express or purport to express any opinion concerning the applicability or effect of the laws of any jurisdiction other than the federal laws of the United States of America and the internal laws of the State of New York. National Fuel is a New Jersey corporation, but our opinion is based on New York law, which is entitled under the federal laws of the United States of America to full faith and credit from all other states and courts. Whatever New Jersey law may say about who is generally qualified to present shareholder proposals (and we are unaware of any New Jersey law on this subject), the Contempt Order operates to disqualify Mr. Lee specifically.

B. Our opinions are limited to matters expressly set forth herein and no opinion is implied or to be inferred beyond matters expressly so stated. These opinions are effective as of the date hereof, are based on existing facts, statutes, rules and regulations, and judicial rulings as of the date hereof, and we neither have nor undertake any obligation to update this opinion for changes in law or fact, newly discovered facts, or any other events occurring subsequent to the date hereof.



C. Other than those specifically referenced above, we express no opinion with respect to any other securities law, including, without limitation any federal securities law or state "blue sky" laws.

These opinions are rendered solely for your benefit in connection with the matter addressed herein. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission, without waiver of the above-referenced rights, privileges and protections and we consent to your doing so. Except as stated in this paragraph, this letter may not be used or relied upon by you for any other purpose or be relied upon by any other person or entity.

Very truly yours,

Phillips Lytle LLP

By 

John G. Schmidt Jr.

Enclosures

EXHIBIT A

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.
Plaintiffs,

vs.

CURTIS W. LEE,
Defendant.

CERTIFICATION

Index No.: 1999/960

Assigned Justice:
Hon. Joseph G. Makowski

I, John G. Schmidt Jr., an attorney admitted to practice in the State of New York, certify that I have compared the accompanying Order with the copy of the original Order provided by the Court Clerk, Part 25, which I understand was filed in the Erie County Clerk's Office by the Court Clerk, Part 25, and have found that the copy is a true and complete copy of the original.

Dated: Buffalo, New York
April 15, 2003

PHILLIPS, LYTLE, HITCHCOCK, BLAINE & HUBER LLP

By 
John G. Schmidt Jr.
Attorneys for Plaintiffs
3400 HSBC Center
Buffalo, New York 14203-2887
Telephone No.: (716) 847-8400

TO: David G. Jay, Esq.
120 Delaware Avenue; Suite 100
Buffalo, New York 14202

Curtis W. Lee, Esq.
59 Ardmore Place
Buffalo, New York 14213

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

Plaintiffs,

vs.

CURTIS W. LEE,

Defendant.

AFFIDAVIT OF SERVICE

Erie County Index No. 1999/960

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

JOYCE A. BEST, being duly sworn, deposes and says that she is not a party to this action, is over the age of 18, resides in Hamburg, New York, and is employed by Phillips, Lytle, Hitchcock, Blaine & Huber LLP; that on the 15th day of April, 2003 at approximately 5:00 p.m. deponent served copies of the Order of Criminal and Civil Contempt and Permanent Injunction, Order regarding divestiture and Order regarding expenses, upon Curtis W. Lee, Esq., at 59 Ardmore Place, Buffalo, New York 14213 by depositing true copies of the same enclosed in a postpaid, properly addressed wrapper, into the care and custody of the United States post office department within the State of New York, after they were hand delivered to defendant's residence/office at 59 Ardmore Place, Buffalo, New York 14213 by Jason Barlow of 1-2-3 Delivery Service.


Joyce A. Best

Sworn to before me this
16th day of April, 2003.


Notary Public

CLAUDIA A. ROWLAND
Notary Public, State of New York
Qualified in Niagara County
My Commission Expires 06/30/03

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

Plaintiffs,

vs.

CURTIS W. LEE,

Defendant.

AFFIDAVIT OF SERVICE

Index No.: 1999/960

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

MATTHEW PHILLIPS, being duly sworn, deposes and says that he is not a party to this action, is over the age of 18, resides in Buffalo, New York, and is employed by Phillips, Lytle, Hitchcock, Blaine & Huber LLP; that on the 16th day of April, 2003 at approximately 11:00 a.m. deponent personally served a copy of the Order of Criminal and Civil Contempt and Permanent Injunction and a copy of an Order regarding divestiture, both with notice of entry and certification, upon Curtis W. Lee, Esq. at his office/residence at 59 Ardmore Place, Buffalo, New York 14213.

Matthew Phillips
Matthew Phillips

Sworn to before me this
16th day of April, 2003.

Claudia A. Rowland
Notary Public

CLAUDIA A. ROWLAND
Notary Public, State of New York
Qualified in Niagara County
My Commission Expires 06/30/03

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

Plaintiffs,

vs.

CURTIS W. LEE,

Defendant.

AFFIDAVIT OF SERVICE

Index No.: 1999/960

STATE OF NEW YORK)
) ss.:
COUNTY OF ERIE)

JASON BARLOW, being duly sworn, deposes and says that he is not a party to this action, is over the age of 18, resides in Hamburg, New York, and is employed by 1-2-3 Delivery Service; that on the 15th day of April, 2003 at approximately 5:30 p.m. deponent served copies of the Order of Criminal and Civil Contempt and Permanent Injunction, Order regarding divestiture and Order regarding expenses, upon David G. Jay, Esq., attorney for defendant in the above matter, by leaving the package with the security guard posted near the door of his office at 120 Delaware Avenue, Suite 100, Buffalo, New York 14202 and upon Curtis W. Lee, Esq., by leaving the package at the door of his residence/office at 59 Ardmore Place, Buffalo, New York 14213.



Jason Barlow

Sworn to before me this
17th day of April, 2003.



Notary Public

LINDA A. FRANCES
Notary Public, State of New York
Qualified in Erie County
My Commission Expires July 17, 2003

At a Term of the Supreme Court, Part 25, held in and for the County of Erie at the Erie County Courthouse, 50 Delaware Avenue, Buffalo, New York on October 8, 2002 and December 19, 2002.

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

Plaintiffs,

vs.

CURTIS W. LEE,

Defendant.

ORDER OF CRIMINAL AND CIVIL CONTEMPT AND PERMANENT INJUNCTION

Index No.: 1999/960

Hon. Joseph G. Makowski, presiding

Plaintiffs Data-Track Account Services, Inc., Highland Land & Minerals, Inc. (now known as Highland Forest Resources, Inc.), Horizon Energy Development, Inc., National Fuel Gas Company, National Fuel Gas Distribution Corporation, National Fuel Gas Supply Corporation, National Fuel Resources, Inc., Niagara Independence Marketing Company, Leidy Hub, Inc., Seneca Independence Pipeline Company, Seneca Resources Corporation, Upstate Energy Inc., and Utility Constructors, Inc. (succeeded by merger into Highland Forest Resources, Inc.) ("National Fuel" or "plaintiffs"), having moved pursuant to several supplemental, renewed and other motions

to, inter alia, enforce this Court's prior injunctive, sealing and protective orders, and have defendant Curtis W. Lee ("defendant") sanctioned and held in criminal and civil contempt pursuant to Judiciary Law §§ 750-74, CPLR 2308, 3103, 3126, 5104, 7109 and Rule 130-1.1; and defendant having opposed this relief and moved, pro se, for the Court's recusal and to vacate all orders in this case in light of the alleged bias and misconduct of this Court, as this is allegedly the only way to purge the effects of same, and free defendant from the burdens and losses previously imposed on him as a result of this Court's alleged bias and misconduct, and other relief; and this Court having conducted a hearing and related proceedings on December 10, 11 and 12, 2001; January 8, 9, 28 and 29; February 5, 11, 13 and 27; March 4 and 5; April 8, 29 and 30; May 1; July 1, 2, 3, 16 and 17; September 16, 17, 18, 19, 23 and 24; October 2, 3 and 8; and December 19, 2002; and proof of service of all the underlying motions upon the parties having been made;

NOW, upon the Updated Notice of Motion, dated April 5, 2002, and the Affidavit of John G. Schmidt Jr., sworn to April 5, 2002, with exhibits; the testimony and all other admitted evidence; this Court's prior Orders, including but not limited to the Order of Contempt, Summary Judgment and Sanctions, and Permanent Injunction, filed November 2, 2000 ("Order of Contempt and Permanent Injunction"), and the Order, filed December 11, 2001 ("December 11 Order") and all papers and proceedings referenced therein; the Pre-Sentence Report and Psychiatric Examination of defendant; and defendant's Notice of Motion, dated December 18, 2002 and the Affirmation of Curtis W. Lee, dated December 18, 2002, with exhibits; and all the papers and proceedings herein; and

AFTER hearing Phillips, Lytle, Hitchcock, Blaine & Huber LLP (John G. Schmidt Jr., Esq., of counsel) and Connors & Vilardo (Lawrence J. Vilardo, Esq., of counsel) on behalf of

plaintiffs, and David G. Jay, Esq., and Curtis W. Lee, Esq., pro se, on behalf of defendant; and the Court having made certain findings, conclusions and rulings on the record (transcripts annexed as Exs. A and B, incorporated herein by reference); and after due deliberation; it is hereby

DETERMINED that:

1. Plaintiffs have established by clear and convincing evidence and to a reasonable certainty, for the purposes of this Court's conclusions regarding civil contempt, that:

(a) This Court has subject matter and personal jurisdiction over these proceedings and defendant.

(b) The following Orders were duly entered: Temporary Restraining Order, filed February 4, 1999 ("TRO"); Order of Seizure and Preliminary Injunction ("Order of Seizure"), filed February 17, 1999; Order Sealing Record, filed July 9, 1999; Scheduling and Protective Order, filed April 19, 2000 ("Protective Order"); Order of Contempt and Permanent Injunction; Order, filed April 10, 2001 ("April 10 Order"); Order, filed May 29, 2001 ("May 29 Order"); and December 11 Order (collectively, "Orders").

(c) Defendant was served with certified copies of these Orders.

(d) These Orders are valid, clear and unambiguous.

(e) Defendant had actual knowledge of these Orders and plaintiffs' motions for contempt.

(f) Defendant had the ability to comply with these Orders.

(g) Defendant was mandated to comply with these Orders.

(h) Defendant did not obtain leave of this Court to use, disclose or compile Plaintiffs' Property, or any sealed or protected information, but used, disclosed and compiled this material and information as detailed in the annexed transcript (Ex. A).

(i) Defendant is an attorney licensed to practice law in the State of New York, admitted to the New York State Bar in 1981.

(j) Defendant disobeyed the above orders and committed 70 acts of civil contempt as detailed in the annexed transcript (Ex. A).

(k) Defendant's misconduct, as detailed in the 70 acts of civil contempt referenced in the annexed transcript (Ex. A), was calculated to and did defeat, impair, impede and prejudice the rights and remedies of plaintiffs by violating the Orders, using and disclosing Plaintiffs' Property, using and disclosing client confidences and secrets, and causing National Fuel to incur attorneys' fees and expenses and allocate internal resources to this matter.

2. Plaintiffs have established beyond a reasonable doubt, for the purposes of this Court's conclusions regarding criminal contempt, that:

(a) This Court has subject matter and personal jurisdiction over these proceedings and defendant.

(b) The Orders were duly entered.

(c) Defendant was served with certified copies of these Orders.

(d) These Orders are valid, clear and unambiguous.

(e) Defendant had actual knowledge of these Orders and plaintiffs' motions for contempt.

(f) Defendant had the ability to comply with these Orders.

(g) Defendant was mandated to comply with these Orders.

(h) Defendant did not obtain leave of this Court to use, disclose or compile Plaintiffs' Property, or any sealed or protected information, but used, disclosed and compiled this material and information as detailed in the annexed transcript (Ex. A).

(i) Defendant is an attorney licensed to practice law in the State of New York, admitted to the New York State Bar in 1981.

(j) Defendant disobeyed the above Orders and committed 35 acts of criminal contempt as detailed in the annexed transcript (Ex. A).

(k) Defendant's disobedience with respect to the 35 acts of criminal contempt referenced in the annexed transcript (Ex. A) was willful; this finding is based on, inter alia, the cumulative nature of defendant's misconduct, defendant's own words expressing disdain for and disregard of the Court's Orders, defendant's status as a licensed attorney, and the fact that defendant committed each of the 35 acts of criminal contempt after filing and service of the Order of Contempt and Permanent Injunction on November 2, 2000.

Based on the foregoing, it is hereby ORDERED, and ADJUDGED that:

1. Defendant is held in criminal contempt for each of the 35 acts of criminal contempt described in the annexed transcript (Ex. A).

2. Defendant is held in civil contempt for each of the 70 acts of civil contempt described in the annexed transcript (Ex. A).

3. On December 19, 2002, defendant was ordered by this Court to pay a fine in the sum of $7500.00 to the Clerk for the County of Erie, with notice to National Fuel, for the 35

acts of criminal contempt referenced within 30 days of sentencing, on or before January 21, 2003. (Ex. B).

4. On December 19, 2002, defendant was also ordered to pay the Erie County Clerk $110. (Ex. B).

5. On December 19, 2002, defendant was ordered to pay a fine of $250 to National Fuel for each of the 70 acts of civil contempt referenced above, for a total sum of $17,500, within 30 days of sentencing, on or before January 21, 2003. (Ex. B). Defendant having failed to pay that sum, National Fuel has since been granted an ex parte judgment in that amount, plus interest, against defendant.

6. Defendant shall reimburse National Fuel for its reasonable attorneys' fees, expenses and costs incurred as a result of (a) defendant's violations of the Court's Orders; (b) his conduct, as detailed in the annexed transcript (Ex. A); and (c) National Fuel's efforts at enforcing the Court's Orders, including its participation in and prosecution of contempt proceedings. The amount of this reimbursement shall be determined by this Court upon National Fuel's accounting, such reimbursement to be made within 30 days of service, with notice of entry, of an Order and Judgment setting the amount. If defendant fails to timely pay that amount, National Fuel shall be entitled to an ex parte judgment for that amount, plus interest, against defendant without further order.

7. Defendant shall fully comply with the prior injunctive, sealing and protective orders in this action, which remain in full force and effect.

8. To enforce the Court's prior orders and this Order, and in light of defendant's violations of the Court's prior orders, defendant is restrained and enjoined from

disclosing, disseminating, copying, distributing, extracting or compiling information from, or otherwise using any records, documents or information regarding National Fuel or his former employment with National Fuel, except to the extent that any such activity relates exclusively to (a) his gas bills, (b) his utility service, (c) his National Fuel retirement benefits, or (d) this action (but only as necessary to defend himself in this action to the extent that defendant fully complies with the court's injunctive, sealing and protective orders).

9. The Court imposes the following sentence:

a. Defendant shall complete, to the satisfaction of this Court and the Department of Probation, a term of community service consisting of 300 hours within six months of the date of sentence. This community service is to be administered by the Department of Probation.

b. Based on the forensic evaluation of Brian Joseph, M.D., defendant shall undergo psychiatric treatment with Michael Lynch, M.D., or another psychiatrist approved by the Court. On December 19, 2002, this Court ordered defendant to commence this treatment on or about January 1, 2003. This treatment shall include sessions of counseling and may include medication appropriate for defendant's condition(s), as prescribed by the psychiatrist. Defendant shall adhere to the treatment prescribed, including medication. If medication is prescribed to treat defendant's mental illness, defendant shall submit to drug testing administered by the above-referenced psychiatrist to ensure compliance.

c. On December 19, 2002, this Court ordered defendant to divest himself of all holdings in National Fuel equities, debt or other instruments or

securities ("National Fuel shares"), whether held in defendant's name, street name or trust, as beneficial owner or nominee, or otherwise, and whether held individually, jointly or otherwise. This divestiture shall occur within 60 days of sentencing, on or before February 17, 2003. To effect this divestiture, defendant shall timely offer National Fuel all of his National Fuel shares for purchase at market rate as of the date of acceptance by National Fuel. Any proceeds from the purchase of defendant's National Fuel shares shall be subject to set-off by any and all amounts owed by defendant to National Fuel pursuant to any existing judgments, including judgments relating to amounts awarded for attorneys' fees, costs and expenses, or damages. Alternatively, and at National Fuel's discretion, defendant shall identify by name, address, account number and capacity, any and all persons or entities who hold any of defendant's National Fuel shares, and National Fuel may revoke the certificates of the National Fuel shares in question. If National Fuel declines to purchase or revoke the certificates of the National Fuel shares within 10 business days of the offer, defendant shall timely dispose of the National Fuel shares by selling the National Fuel shares and placing the proceeds in defendant's UBS PaineWebber checking account subject to the restraining notices and prior orders of this Court. Defendant shall not gift, transfer or otherwise dispose of any National Fuel shares to any family member, companion, retirement account, trust or other person, entity, plan or account to or with whom he is related or living, or in which he has an interest. This sale shall occur by outright sale in an open market transaction. Additionally, with respect to any 401(k) plans, Individual

Retirement Accounts, KEOGH accounts or other such plans, accounts or trusts, defendant shall, on or before February 17, 2003, divest himself and those accounts, plans and trusts of all National Fuel shares, whether held in defendant's name, street name or trust, as beneficial owner or nominee, or otherwise, and whether held individually, jointly or otherwise, without prejudice to National Fuel's ability to and rights of enforcement, whether under CPLR 5205(c)(5), or otherwise.

d. Beginning on the date of the above divestiture of National Fuel shares, but in no event later than February 17, 2003, defendant is permanently enjoined and restrained from buying, holding, owning, possessing, receiving, obtaining, obtaining benefits from, or exercising any rights or privileges with respect to, any National Fuel shares.

10. In the event that defendant fails to fulfill any term(s) of this Order, specifically those terms outlined in ¶¶ 3-9(d), defendant shall be resentenced upon the Court's original findings of fact and conclusions of law contained herein (Ex. A), and as otherwise permitted under the Judiciary Law.

11. Defendant's motion for recusal and related relief is denied.

12. Service of this Order upon defendant shall be deemed sufficient if a copy of this Order is served on defendant and David G. Jay, Esq.

Joseph G. Makowski, J.S.C.

J.S.C.

ENTER:

BFLO Doc # 1242549.2

GRANTED

APR 15 2003

BY JANET M. MARCHINDA
JANET M. MARCHINDA
COURT CLERK



STATE OF NEW YORK, COUNTY OF ERIE, ss:

I, DAVID J. SWARTS Clerk of said County, and also Clerk of Supreme and County Courts of said County, do hereby certify that I have compared the annexed copy with the original, ORDER

filed in my [illegible] and that the same is a correct transcript there from and of the whole of said original.

WITNESS my hand and seal of said County and Courts on day of JUN 26 [illegible]

David J. Swarts
COUNTY CLERK

Exhibit A

1 STATE OF NEW YORK : COUNTY OF ERIE

2 SUPREME COURT

3

DATA-TRACK ACCOUNT SERVICES, INC.,
4 HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
5 NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
6 NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.
7 NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.
8 SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
9 UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

10

-VS- PLAINTIFFS, INDEX # 1999-960

11

12 CURTIS W. LEE, DECISION

13 DEFENDANT,

14

92 Franklin Street
15 Buffalo, New York 14202
October 8, 2002.

16

HELD BEFORE: HONORABLE JOSEPH G. MAKOWSKI,
17 SUPREME COURT JUSTICE.

18 APPEARANCES: JOHN G. SCHMIDT, JR., ESQ.,
LAWRENCE VILARDO, ESQ.,
19 JULIE COPPOLA-COX,
Appearing for the Plaintiffs.

20

DAVID JAY, ESQ,
21 CURTIS W. LEE, ESQ.,
Appearing the Defendant.

22

23 LISA G. PAZDERSKI,
Supreme Court Reporter.

24

25

1 DATA TRACK -VS- LEE - DECISION

2 THE COURT: Court will call the matter of
3 Data Track Account Services, Inc., et al versus
4 Curtis W. Lee. This is a bench decision of The
5 Court in connection with a lengthy hearing which
6 The Court has conducted on the issue of whether
7 Curtis W. Lee should be held in either criminal
8 contempt or civil contempt of the orders of This
9 Court emanating from earlier proceedings before my
10 colleagues, the Honorable Rose Sconiers and the
11 Honorable Patrick NeMoyer. I would like to begin
12 the proceedings by asking for appearances of
13 counsel, beginning with counsel for the
14 Plaintiffs.
15 MR. SCHMIDT: Your Honor, Larry Vilardo and
16 John Schmidt for Plaintiffs with Julie Coppola-Cox
17 and also with Ken Manning.
18 MR. JAY: David Jay for Defendant Lee.
19 THE COURT: Court should reflect the presence
20 of Curtis Lee in the courtroom. The Court will
21 keep the courtroom open throughout the course of
22 this afternoon's proceeding. As I indicated in my
23 opening comments, today's proceeding is the
24 Court's verdict in connection with the contempt
25 charges which have been pending before The Court

2 for some period of time. I would like the record
3 to reflect that we have two separate categories of
4 contempt which have been sought by Data Track
5 Account Services, I'll call them National Fuel
6 against Mr. Lee. One is that of criminal contempt
7 pursuant to section 750 of the judiciary law. I
8 would note for the record that section 750
9 provides that a court of record has power to
10 punish for a criminal contempt a person guilty of
11 any of the following acts and no others, colon:
12 One, disorderly, contemptuous or insolent
13 behavior committed during its sitting in, its
14 immediate view and presence and directly tending
15 to interrupt its proceedings or to impair respect
16 due to its authority. Two, breach of the peace,
17 noise or other disturbance directly tending to
18 interrupt its proceedings. Three, willful
19 disobedience to its lawful mandate. Four,
20 resistance willfully offered to its lawful
21 mandate. It has been the provisions -- excuse me.
22 The provision of section 730 subdivision 3,
23 willful disobedience to its lawful mandate which
24 has the principal scope of the criminal contempt
25 citation sought in this action. I would note for

1

2 the record The Court is cognizant there were other
3 subdivisions of Section 750 of the Judiciary Law.
4 I will not belabor the record by reading them in.
5 Plaintiffs have also sought adjudication of
6 civil contempt of Mr. Lee pursuant to the
7 provisions of Judiciary Law Section 753. The
8 provisions of section 753 allow The Court of
9 record to adjudicate a person in civil contempt
10 consistent with the provisions of the statute and
11 the statute notes that an adjudication can be made
12 under subdivision 1 to an attorney, counsel or
13 clerk, sheriff, coroner or other person in any
14 manner duly selected or appointed to perform
15 judicial or administerial service for a
16 misbehavior in his office or trust or for a
17 willful neglect or violation of duty therein, or
18 for disobedience to a lawful mandate of The Court
19 or of a judge thereof or of an officer authorized
20 to perform the duties of a Judge.
21 Subdivision 2 provides for contempt on the
22 adjudication of a party to the action or special
23 proceeding for putting in fictitious bail or
24 fictitious surety or any abuse of a mandate or
25 proceeding of The Court. There are other

2 provisions of Judiciary Law Section 753. I will
3 not belabor the record by reading them in.
4 In substance, National Fuel is maintaining
5 that in connection with civil contempt, Mr. Lee
6 has violated an unambiguous order or orders of
7 This Court and that his actions have been designed
8 to impair or prejudice their rights pursuant to
9 those orders. I do want the record to reflect
10 that The Court, in preparation for this verdict,
11 did take the time to take a look at relevant
12 authority in the area of civil and criminal
13 contempt. The Court would note 21 N.Y.Jur.
14 contempt section 12 the evidentiary standard: In
15 order to establish civil contempt, the moving
16 party must establish to a reasonable degree of
17 certainty or by clear and convincing evidence all
18 of the elements necessary to support the contempt
19 finding. This standard is in contrast to the
20 higher standard generally required to find a party
21 in criminal contempt. Criminal contempt requires
22 proof beyond a reason reasonable doubt, while
23 civil contempt only requires proof to a reasonable
24 certainty. In civil contempt, actions involving
25 the violation of a court order, it must be

2 established with reasonable certainty that the
3 unequivocal mandate of The Court has been
4 disobeyed.
5 Twenty-one N.Y.Jur. contempt section 2, the
6 authors' note: Civil contempt has as its aim the
7 vindication of a private right of a party to a
8 litigation. A civil contempt is one where the
9 rights of an individual have been harmed by virtue
10 of the contemnor's, C-O-N-T-E-M-N-O-R'-S neglect
11 or failure to obey a court order. In keeping with
12 this dinstinct purpose, it must be established as
13 an element of civil contempt that the rights of a
14 party to the litigation have been prejudiced. No
15 such showing is needed in criminal contempt
16 proceedings, because the right of the private
17 parties to a litigation is not the controlling
18 factor. Wilfulness or intentional conduct on the
19 part of the alleged contemptor need not been
20 found. However, in order to establish civil
21 contempt. In cases involving a violation of a
22 court order, the mere act of disobedience,
23 regardless of motive, is sufficient to sustain a
24 finding of civil contempt if such disobedience
25 defeats, impairs, impedes or prejudices the rights

2 of a party.

3 Twenty-one N.Y.Jur. contempt section one.

4 The author's note: A contempt can be either civil

5 or criminal in nature. The line between civil and

6 criminal contempt can be difficult to draw in a

7 given case, and indeed the same act may be

8 punishable as both civil and criminal contempt.

9 Contempt may generally be defined as disregard for

10 or disobedience of the order or commands of

11 legislative or judicial authority. A finding of

12 contempt is supportable only after a full

13 development of all relevant facts and after proper

14 findings of fact are made where certain conduct

15 constitutes contempt is a matter for the hearing

16 court itself to decide. Such determinations

17 should be left in the sound discretion of The

18 Court.

19 Twenty-one N.Y.Jur. section 40, the author's

20 note: It is civil contempt for a party to disobey

21 a lawful mandate of The Court resulting in

22 prejudice to the rights of a party to the

23 litigation. It must expressly be found or

24 demonstrated that the actions in question were

25 calculated to or did defeat, impair, impede or

2 prejudice the rights of a party. Wilfulness need
3 not be established to support a finding of civil
4 contempt; simple disobedience of the relevant
5 order is all that is necessary of the rights of a
6 party are prejudiced thereby.
7 I would like the record to be clear that The
8 Court is clear that the burden of proof of civil
9 contempt requires reasonable certainty. The proof
10 had to come in before The Court to a reasonable
11 degree of certainty or as clear and convincing
12 evidence and that criminal contempt must, was
13 required that National Fuel sustain its burden of
14 proving the guilt of Mr. Lee beyond a reasonable
15 doubt. Additionally, the requirement of criminal
16 intent required National Fuel to prove not only
17 disobedience of a lawful court order, but
18 wilfulness or an intentional act on the part of
19 Mr. Lee in connection with the alleged criminal
20 contempt. The Court has reviewed numerous cases
21 in the area of civil and criminal contempt to
22 ground itself in the principles of contempt. The
23 Court would note the case in re:, excuse me. In
24 the matter of Grand Jury Subpoena Duces Tecum, 144
25 A.D.2d, 533 N.Y.Supp. 2d 869, Court would note the

2 case, in the matter of the application of C.
3 Raymond North and Others, 149 Misc. 2d 572, 267
4 N.Y.S.2d 572. In the matter of Morris Cramer
5 Bowling, Limited versus Morris Cramer, 38 A.D.2d
6 774, 327 N.Y.S.2d 902. That case which is very
7 brief, it's a third department case stands for the
8 proposition in a criminal contempt proceeding The
9 Court must state that the person is guilty of
10 willful disobedience of its lawful mandate and
11 must set forth a particular circumstances of his
12 offense.
13 In a civil contempt proceeding, The Court
14 must find that the persons' conduct was calculated
15 to or actually did defeat, impair, excuse me,
16 defeat, impair, impede or prejudice the rights or
17 remedies of a party to a civil action. The Court
18 has also reviewed the matter of the Power
19 Authority of the State of New York versus Jerris,
20 J-E-R-R-I-S C. Moeller, 57 A.D.2d 380, 395
21 N.Y.S.2d 497, which again sets forth the
22 proposition of the burden of proof imposed in a
23 criminal contempt proceeding. The Court has also
24 reviewed Brostoff, B-R-O-S-T-O-F-F verses Berkman,
25 both the first department decision cited at 170

1 DATA TRACK -VS- LEE - DECISION

2 A.D.2d 364, 566 N.Y.S.2d 927 and its affirmance by
3 The Court of Appeals in 79 N.Y.2d 938, 591 N.E.2d
4 1175.
5 While The Court can distinguish the result
6 based upon the fact that in the facts before, the
7 fact of Brostoff deals with summary criminal
8 contempt, the underlying principles set forth in
9 that case are of guidance to This Court in
10 connection with the adjudication in the action
11 before The Court. The Court has also reviewed
12 other cases, I will not belabor the record with
13 them, however, I did want to set out the
14 principles which have governed the Court's
15 decision, the statutory principles and the
16 evidentiary principles and the case law upon which
17 The Court has sought guidance. I would note for
18 the record that The Court has carefully reviewed
19 all orders of This Court which are the subject of
20 the contempt proceeding. They all have been
21 marked in evidence, but they include the orders to
22 show cause with temporary restraining order issued
23 by my colleague Justice Sconiers on February 4,
24 1999, that has been marked as Plaintiff's Exhibit
25 1-A. Also The Court has reviewed the

2 certification of that order, 1-B together with the
3 note of entry 1-C and affidavit of service upon
4 Mr. Lee, Plaintiff's 1-D. The Court has reviewed
5 the order of seizure and preliminary injunction,
6 Plaintiff's Exhibit 2-A, again signed by my
7 colleague Justice Sconiers, granted on February
8 17, 1999. The Court has reviewed the
9 certification of that order, Plaintiff's 2-B. The
10 Court has reviewed the notice of entry,
11 Plaintiff's 2-C. The Court has reviewed the
12 affidavit of service, Plaintiff's 2-D. The Court
13 has reviewed the order sealing the record in this
14 proceeding, again entered by my colleague Justice
15 Sconiers which has been marked as Plaintiff's 3-A
16 in evidence. It was granted on July 9, 1999
17 together with the certification marked Plaintiff's
18 3-B, notice of entry marked Plaintiff's 3-C to the
19 with the affidavit of service by mail marked
20 Plaintiff's 3-D. The Court has reviewed the
21 scheduling and protective order issued by my
22 colleague, the Honorable Patrick NeMoyer which has
23 been marked as Plaintiff's Exhibit 5-A.
24 I would note for the record that the order of
25 Justice NeMoyer marked Plaintiff's 5-A reaffirmed

2 earlier orders issued by Justice Sconiers,
3 including the temporary restraining order granted
4 February 4, 1999, the order of seizure and
5 preliminary injunction entered February 17, 1999.
6 The order entered February 17, 1999, the order to
7 show cause entered May 14, '99, the order entered
8 June 3, 1999; the order permitting service of
9 certified copies of prior orders upon Saperston &
10 Day entered June 3, 1999, together with all other
11 orders which have been recited on page 3. I won't
12 belabor the record other than to indicate that
13 Justice NeMoyer in his order of April 13, 2000
14 reaffirmed orders as specifically set forth in the
15 text of the scheduling and protective order marked
16 Plaintiff's 5-A. Again that was granted April 18,
17 2000. There was a confidentiality agreement which
18 was attached thereto. There's a certification
19 marked Plaintiff's 5-B, there's Exhibit 5-C the
20 notice of entry together with the affidavit of
21 service by hand delivery, Plaintiff's 5-D The
22 Court has reviewed Plaintiff's Exhibit 6-A, which
23 is the order of contempt, summary judgment and
24 sanctions and permanent injunction entered by my
25 colleague, Justice NeMoyer, excuse me, granted by

2 my colleague Justice NeMoyer on October 31, 2000
3 together with Exhibit A, B, C, D and E affixed
4 thereto. The record will show that this order was
5 again certified and served upon Mr. Lee. I
6 reviewed what would be Plaintiff's 6-B; which is
7 the certification, Plaintiff's 6-C, Plaintiff's
8 6-D. I would note that The Court expressly takes
9 notice of the decision of the Appellate Division,
10 4th Judicial Department granted in February, 2002
11 in the matter of Data Track Account Services Inc.,
12 et al respondents, versus Curtis W. Lee, which
13 affirmed the adjudication of civil contempt by my
14 colleague, Justice NeMoyer. In a memorandum
15 decision, the Fourth Department recited:
16 Defendant appeals from an order that inter alia
17 granted that part of Plaintiffs motion seeking to
18 hold him in civil contempt for violating various
19 orders of Supreme Court. Because defendant either
20 failed to appeal or failed to perfect his appeals
21 from those underlying orders, issues concerning
22 the propriety of those underlying orders are not
23 properly before, before us. I will omit the
24 citation. And we decline to exercise our
25 discretion to allow defendant to raise such issues

2 on this appeal. I will omit the citation. The
3 Court's determination that defendant violated the
4 terms of the underlying orders is supported by the
5 record which includes inter alia admissions by
6 defendant and defendant failed to raise an issue
7 of fact requiring a hearing. I will omit the
8 citation.
9 Attorneys' fees may properly be awarded as a
10 sanction for civil contempt and The Court did not
11 abuse its discretion in requiring defendant to pay
12 the amount of $130 ($130,000 sic.) towards
13 Plaintiff's attorney's fees. The Court also
14 properly granted that part of Plaintiff's motion
15 for a permanent injunction enjoining defendant
16 from disclosing confidences and secrets he
17 obtained during his employment as an attorney for
18 Plaintiffs. Plaintiffs established irreparable
19 harm by demonstrating that defendant had made
20 repeated disclosures of confidential information
21 to their detriment and they established that they
22 have no adequate remedy at law. I will omit the
23 citation. We have examined the remaining issues
24 raised by defendant and conclude that they lack
25 merit.

1 DATA TRACK -VS- LEE - DECISION

2 I would note for the record that The Court
3 has considered the Fourth Department decision as
4 it impacts the Court's reading of the orders
5 issued by Justice Sconiers and Justice NeMoyer.
6 The Court expressly rules that the orders of This
7 Court, more specifically all orders issued by
8 Justice Sconiers and all orders issued by Justice
9 NeMoyer are clear and unambiguous and may be read
10 by This Court as a matter of law. The Court would
11 further note that it has reviewed the order to
12 show cause, which was executed by myself on April
13 6, 2001 including -- that would be Plaintiff's
14 7-A, The Court has reviewed the certification that
15 that order was duly served. The Court has also
16 reviewed the order issued by myself on December
17 10, 2001 marked Plaintiff's 164-A together with
18 the transcript of the proceedings which gave rise
19 to that order.
20 The Court has also reviewed the certification
21 thereof and finds that it was duly served upon
22 Mr. Lee. I would like the record to reflect that
23 there is no question based upon the record before
24 This Court that all orders in this issue, excuse
25 me, that all orders in this case were duly served

2 upon Mr. Lee and he has actual notice of them. I
3 would like the record to further reflect This
4 Court considered the order of my colleague, the
5 Honorable Vincent Doyle marked Plaintiff's Exhibit
6 8-A granted on May 25, 2001 which ordered that
7 Plaintiff's request or motion was denied, but
8 further ordered that defendant is directed to obey
9 the orders previously granted by The Court which
10 are legal and binding until overturned or
11 otherwise modified. I've also reviewed the
12 transcript of the proceedings before Justice Doyle
13 which has been marked Plaintiff's Exhibit 8-B in
14 connection with this proceeding.
15 The Court has held a lengthy hearing. The
16 record will bear out the dates and witnesses who
17 testified on the dates and the record will
18 control. However, the Court's trial notes
19 indicate that we began this hearing on December
20 11, 2001 with the testimony of Mr. Lee. We
21 continued on December 12, 2001, January 8, 2002,
22 January 9, 2002, January 28, 2002, January 29,
23 2002, February 5, 2002, all of the aforementioned
24 dates the Court's trial notes indicate are dates
25 in which Mr. Lee testified. The hearing continued

2 on February 11, 2002 with the testimony of Robert
3 A. Bellfield, continued on February 27, 2002 again
4 with the testimony of Mr. Lee, and March 4, 2002
5 the testimony of Julie Coppola-Cox was brought
6 before This Court. She also testified before This
7 Court on March 5, 2002. She also testified before
8 This Court on April 8, 2002. On April 29, 2002
9 The Court heard the testimony of Michael Bebe,
10 reporter from the Buffalo News. Mrs. Cox was
11 again on the stand on April 30, 2002 as was
12 Phillip C. Ackerman. Mrs. Cox returned to the
13 stand on May 1, 2002 and at that time The Court
14 also heard the testimony of Donna DeCarolis and
15 Paula M. Ciprich, legal counsel, National Fuel.
16 As an accommodation of counsel, the hearing was
17 adjourned but resumed on July 1, 2002 where The
18 Court heard the testimony of Donna DeCarolis and
19 James R. Peterson. On July 2, 2002 we again heard
20 from Mr. Peterson and Mr. Bellfield. On July 3,
21 2002 we heard from Donna DeCarolis and Philip
22 Ackerman. On July 16, 2002, Curtis Lee again
23 resumed the stand. He was on the stand also on
24 September 16, 2002, September 17, 2002, September
25 18, 2002, September 19, 2002, and September 23,

2 2002. The Court heard extensive summations in
3 this case last week on October 2nd. I believe
4 October 3rd The Court mentions the testimony not
5 only because I think it's procedurally important
6 to understand for the record the posture in which
7 The Court, the posture in which The Court renders
8 its decision, but also because The Court has had
9 the opportunity to assess the testimony of all of
10 the witnesses and to assess their demeanor and
11 assess their credibility both in direct
12 examination, cross-examination, redirect
13 examination, recross, as well as to have documents
14 brought before The Court which are voluminous in
15 nature, which have been admitted into evidence and
16 which have been reviewed by The Court. The Court
17 having given such weight to such documents which
18 were admitted into evidence as The Court deemed
19 appropriate to the facts and circumstances of this
20 case. I will not belabor the record by reciting
21 all of the documents by number or by letter, but I
22 would like the record to reflect that The Court
23 did review all documents admitted into evidence,
24 whether they were put in in plaintiff's case or
25 whether they were put into the defense case in

2 order to fully ground myself into the facts and
3 circumstances of this case, not only review of the
4 testimony, but of the documents which were often
5 through various witnesses from time to time
6 throughout the course of this hearing.
7 Having given the background, procedural
8 background of this contempt hearing, based upon
9 the record before The Court, I find as follows:
10 This Court has subject matter and personal
11 jurisdiction over this proceeding in its entirety,
12 as well as over the defendant.
13 As the record reflects, This Court has
14 entered certain orders which I have read into the
15 record which include the temporary restraining
16 order filed February 9, 1999 which I will call the
17 TRO; the order of seizure and preliminary
18 injunction which I will call the order of seizure
19 filed February 17, 1999; the order sealing records
20 filed July 9, 1999; the scheduling and protective
21 order filed April 19, 2000, which I will call the
22 protective order; the order of contempt and
23 permanent injunction order filed April 10, 2001;
24 the April 10th order; the order filed May 29,
25 2001; the May 29 order; the order filed December

2 11, 2001; the December 11 order. And as the
3 record should reflect that defendant was served
4 with certified copies of these orders as reflected
5 by Exhibits 1-A through 3-D, 5 through 8-D, 164-A
6 through D. As I've recited, the orders of This
7 Court are valid, clear and unambiguous. I find
8 defendant had actual knowledge of this Court's
9 orders, as well as Plaintiff's underlying motions
10 filed from time to time throughout the course of
11 these proceedings. I find the defendant had the
12 ability to comply with the orders of The Court. I
13 find defendant was mandated to comply with the
14 orders of The Court. I find defendant did not
15 obtain leave of This Court in connection with use,
16 disclosure or compilation of Plaintiff's property
17 as defined in the orders of This Court, as well as
18 seal and protected information which is defined
19 again in the order of The Court. I also find the
20 defendant is an attorney, licensed to practice law
21 in the State of New York, admitted to the New York
22 State bar in 1981. I find further that during
23 certain terms of his employment with National Fuel
24 Gas, he acted as an attorney or in a supervisory
25 capacity in connection with his duties at National

2 Fuel Gas in the compensation area.

3 The Court will first turn its attention to
4 the charges of civil contempt of the orders of
5 This Court. There's been presented to This Court
6 evidence of alleged civil contempt of the orders
7 of This Court by Mr. Lee. With respect to the
8 civil contempt, again the standard is that of
9 reasonable certainty or clear and convincing
10 evidence. The existence of an unambiguous court
11 order, disobedience or violation of that order
12 which impairs, impedes or prejudices the rights of
13 a party in addressing those elements. We have, as
14 I have ruled, unambiguous court orders. We have
15 the question of disobedience of The Court orders
16 in connection with alleged documents, which I will
17 address in this decision, and we have the question
18 of whether that disobedience defeats, impairs,
19 impedes or prejudices the rights of a party. I
20 would like the record to be clear that This Court
21 deems the violation of court orders granted in
22 favor of Plaintiffs which have been violated to be
23 an impairment or to impede or prejudice of their
24 substantive rights granted to them by This Court
25 in connection with the various orders that they

have secured from time to time, whether it be the temporary restraining order, the order of seizure and preliminary injunction, the orders sealing the record, the scheduling and protective order, the order of contempt and sanctions and permanent injunction together with the other orders which I have read into the record. In substance, rights were given to National Fuel and the question which This Court has been required to address is, is there clear and convincing evidence or reasonable certainty that there are unambiguous court orders, that there have been disobedience of The Court orders, and that the alleged disobedience defeats, impairs, impedes or prejudices the rights of National Fuel Gas.

I am satisfied that there is clear and convincing evidence and to a reasonable certainty that Defendant Curtis Lee has committed the following acts of civil contempt: One, his letter to the Buffalo News dated December 18, 1999, Plaintiff's Exhibit 167. Defendant drafted and submitted a December 18, 1999 letter to the Buffalo News. Defendant's disclosure of sealed information in this letter violated the order

1

2 sealing the record. He also referenced executive
3 compensation matters, related allegations and
4 documents involving the use and disclosure of and
5 compilation of information from Plaintiff's
6 property and otherwise violated the temporary
7 restraining order and order of seizure. Two, the
8 letter to the Buffalo News dated December 26,
9 1999, Plaintiff's Exhibit 168. Defendant drafted
10 and submitted a December 26, 1999 letter to the
11 Buffalo News. Defendant's disclosure of sealed
12 information in this letter violated the orders
13 sealing the record. References to executive
14 compensation matters related allegations in
15 documents involved the use and disclosure of and
16 compilation of information from plaintiff's
17 property as defined in orders of This Court and
18 otherwise violated the temporary restraining order
19 and order of seizure.
20 Three, Defendant's complaint to the New York
21 State Department of Public Service in a
22 communication dated January 3, 2000. This has
23 been admitted into evidence as Plaintiff's Exhibit
24 136. Defendant drafted and submitted a January 3,
25 2002 letter to the New York State Department of

2 Public Service. Defendant's disclosure of sealed
3 information in the letter violated the orders
4 sealing the record. His references to executive
5 compensation matters, related allegations and
6 documents involved the use and disclosure of and
7 compilation of Plaintiff's property as defined in
8 the order and otherwise violated the TRO and order
9 of seizure.

10 Four, Defendant's complaint to the
11 Pennsylvania Public Utilities Commission in a
12 communication dated January 3, 2000. This has
13 been marked in evidence as Exhibit 140. Defendant
14 drafted and submitted a January 3, 2000 letter to
15 the Pennsylvania Public Utilities Commission NT.
16 He disclosed sealed information which violated the
17 orders, the orders sealing the record. He also
18 referenced executive compensation matters, related
19 allegations and documents involving the use and
20 disclosure and compilation of information from
21 Plaintiff's property and otherwise violated the
22 temporary restraining order and order of seizure.

23 Number 5, Defendant's letter to the
24 Securities and Exchange Commission dated January
25 10, 2000. This was admitted into evidence as

2 Plaintiff's Exhibit 133. Defendant drafted and
3 submitted a January 10, 2000 letter to the United
4 State's Securities and Exchange Commission.
5 Defendant in that letter disclosed sealed
6 information in violation of the order sealing the
7 record. He also referenced executive compensation
8 matters, related allegations and documents
9 involving the use and disclosure of and
10 compilation of information from Plaintiff's
11 property as defined in the orders of This Court
12 and otherwise violated the TRO and order of
13 seizure. Defendant's complaint --
14 Number 6, Defendant's complaint to the
15 Internal Revenue Service dated January 11, 2000.
16 This is Plaintiff's Exhibit 141. Defendant
17 drafted and submitted a January 11, 2000 letter to
18 the Internal Revenue Service. Defendant's
19 disclosure of sealed information in the letter
20 violated the order sealing the record. His
21 references to executive compensation matters,
22 related allegations and documents involving the
23 use and disclosure of and compilation of
24 information from Plaintiff's property is defined
25 in the orders of This Court and he otherwise

2 violated the temporary restraining order and order
3 of seizure.
4 Item 7, Defendant's complaint to the Buffalo
5 Police Department dated January 12, 2000.
6 Plaintiff's Exhibit 153, again, Mr. Lee drafted
7 and submitted a January 12, 2002 letter to the
8 Buffalo Police Department enclosing a June 1999
9 SEC letter as an attachment, this is Plaintiff's
10 Exhibit 12. Defendant's disclosures of sealed
11 information in the letter violated the orders
12 sealing the record. He also referenced executive
13 compensation matters, excuse me, and related
14 allegations and documents involving the use and
15 disclosure of and compilation of Plaintiff's
16 property as defined in the orders of This Court
17 and otherwise violated the temporary restraining
18 order and order of seizure.
19 Item 8, Defendant's complaint to the District
20 Attorney dated March 8, 2000, Plaintiff's Exhibit
21 158 defendant drafted and submitted March 20, 2000
22 letter to the Erie County District Attorney. He
23 disclosed sealed information in violation of the
24 orders sealing the record. He also made
25 references to executive compensation matters,

1

2 related allegations and documents which involve
3 Plaintiff's property and otherwise violated the
4 terms of the temporary restraining order and the
5 order of seizure.
6 Number 9, Defendant's complaint to DPS dated
7 March 31, 2000, defendant drafted and submitted a
8 March 31, 2000 letter to DPS. This was
9 Plaintiff's Exhibit 138. He violated, he provided
10 information which was sealed in violation of the
11 order sealing the record. He also disclosed
12 information constituting Plaintiff's property of
13 protected information in violation of protective
14 order and order of contempt and permanent
15 injunction.
16 Number 10, Defendant's complaint to the
17 Pennsylvania Public Utility's Commission dated May
18 19, 2000. This is supported by Plaintiff's
19 Exhibit 107 and 107-A consisted of Defendant's
20 letter of May 19, 2002 to the Pennsylvania Public
21 Utilities Commission. In it he disclosed sealed
22 information in the letter in violation of the
23 order sealing the record. He also referenced
24 matters of executive compensation, related
25 allegations and documents involving the use and

2 disclosure of and compilation of information from
3 Plaintiff's property and protected information in
4 violation of temporary restraining order, order of
5 seizure and protective order.

6 Number 11, Defendant's complaint to the
7 Attorney General of the State of New York dated
8 May 30, 2000. This is supported by Plaintiff's
9 Exhibits 123 and 123-A. Defendant drafted and
10 submitted a May 30, 2000 letter to the New York
11 State Attorney General. In it he disclosed sealed
12 information in violation of the order sealing the
13 record. He also referenced executive compensation
14 matters, related allegations and documents
15 involving the use and disclosure and compilation
16 of information from Plaintiff's property as
17 defined in the order protected information and
18 otherwise violated the terms of the temporary
19 restraining order, order of seizure and protective
20 order.

21 Number 12, Defendant's complaint to DPS dated
22 June 5, 2000. This was referenced by Exhibits 106
23 and 106-A, again a letter dated June 5, 2000 to
24 DPS. In it he again disclosed sealed information
25 in violation of the sealing order referenced

2 executive compensation matters and related
3 allegations is all -- and all in violation of
4 Plaintiff's property and protected information in
5 violation of the temporary restraining order,
6 order of seizure and protective order.
7 Number 13, Defendant's complaint to the DA
8 dated June 6, 2000, Exhibit 126 and 126-A, he
9 drafted and submitted a June 6, 2000 letter to the
10 district attorney disclosing sealed information in
11 violation of the sealing order. The letter
12 contains various references including compilations
13 of information from Plaintiff's property,
14 protected information and otherwise violates the
15 terms the temporary restraining order, order of
16 seizure and protective order.
17 Fourteen, Defendant's complaint to the
18 Attorney General dated June 8, 2000. This is
19 supported by reference to Exhibits 124, 124-A and
20 154. Again it's a letter drafted and submitted by
21 the defendant dated June 8, 2000 to the Attorney
22 General. In the text of the letter there's
23 disclosure of sealed information in violation of
24 the order sealing the record. There's also
25 reference to executive compensation matters,

1 DATA TRACK -VS- LEE - DECISION

2 related allegations and documents involving the
3 use and disclosure of and compilation of
4 information. Plaintiff's property is defined in
5 the orders of This Court and protective
6 information otherwise violated the terms of the
7 temporary restraining order, order of seizure and
8 protective order.

9 Number 15, Defendant's complaint to the DA
10 dated June 17, 2000. This is supported by
11 reference to Plaintiff's Exhibit 169. Defendant
12 drafted and submitted a June 17 letter to the
13 District Attorney. In it, he disclosed sealed
14 information in violation of the order sealing the
15 record. References to executive compensation
16 matters and other information compiled by
17 Plaintiff's property violates the terms of the
18 temporary restraining order, order of seizure and
19 protective order.

20 Number 16, Defendant's letter of June 18,
21 2000, a memorandum to the outside directors of
22 National Fuel Gas Corporation. This is supported
23 by Plaintiff's Exhibit 23. In it defendant
24 references matters of executive compensation,
25 related allegations and documents involved in the

use and disclosure of and compilation of information from Plaintiff's property and protected information and otherwise violates the terms of the temporary restraining order, order of seizure and protective order.

Number 17, Defendant's meeting with the District Attorney dated June 24, 2000. These were notes drafted by the defendant which reflect discussions with the district attorney, disclosure of information in violation of the order sealing the record, additional references to executive compensation matters and compilation of information of Plaintiff's property as defined in orders of This Court and protected information and otherwise violates the temporary restraining orders, orders of seizure and protective orders.

Number 18, Defendant's August 17, 2000 shareholder proposal. This is supported in the record by Plaintiff's Exhibit 24, takes shareholder proposal drafted by Mr. Lee which violated the orders sealing the record. Additionally, he continued to reference executive compensation matters, related allegations and documents involving the use and disclosure and

2 compilation of information from Plaintiff's
3 property as defined in the orders of This Court,
4 protected information and otherwise violated the
5 terms of the temporary restraining order, order of
6 seizure and protective order and later the order
7 of Justice NeMoyer adjudicating him in contempt
8 and the permanent injunction order.
9 Number 19, Defendant's complaint to the
10 district attorney dated August 17, 2000. Again, a
11 draft, he drafted a letter, submitted it to the DA
12 on August 17, 2000. This is reflected in exhibits
13 159 and 24. Disclosure of sealed information in
14 the letter violated the order sealing the record
15 as references to executive compensation matters,
16 related allegations and documents involved the use
17 and disclosure of and compilation of information
18 of Plaintiff's property and protected information
19 and otherwise violated the terms of the temporary
20 restraining order, the order of seizure and
21 protective order.
22 Number 20, Defendant's complaint to the
23 United State's Attorney dated August 17, 2000.
24 This is supported by exhibits 171 and 159. Again
25 it was a draft of a letter to the United State's

2 Attorney attaching prior complaints to the Erie
3 County District Attorney. In connection with a
4 letter, there was disclosure of sealed information
5 in violation of the order sealing the record.
6 Additionally, there were references to executive
7 compensation matters, related allegations and
8 documents involving the use and disclosure and
9 compilation of use of Plaintiff's property,
10 protected information he otherwise violated the
11 temporary restraining order, order of seizure and
12 protective order.
13 MR. JAY: Your Honor, may we approach just a
14 moment on scheduling?
15 THE COURT: Yes.
16 MR. JAY: I'm in the middle of the jury trial
17 and I didn't realize we would be this long.
18 THE COURT: You may approach.
19 (A brief recess was then taken.)
20 THE COURT: Number 21, Defendant's letter of
21 the SEC of August, 18, 2000. This is supported in
22 the record by Exhibits 99, 99-A and 24 consists of
23 a letter which defendant drafted and submitted to
24 the Securities and Exchange Commission closing his
25 August 17 shareholder proposal. Defendant

2 disclosed sealed information in the letter in
3 violation of the order sealing the record, his
4 references to executive compensation matters,
5 related allegations and documents involved the use
6 and disclosure of and compilation of information
7 from Plaintiff's property as defined in the order
8 of The Court protected material and otherwise
9 violated the TRO, order of seizure and protective
10 order.
11 Number 22, Defendant's complaint to the
12 Internal Revenue Service dated August 17, 2000.
13 This is supported in the record by Plaintiff's
14 Exhibit 108 and 108-A. Defendant drafted and
15 submitted an August 18, 2000 letter to the
16 Internal Revenue Service. Defendant's disclosure
17 of sealed information in this letter violated the
18 order sealing the record. References to executive
19 compensation, related deals and documents involved
20 the use and disclosure of and compilation of
21 information to Plaintiff's property defined in
22 orders of This Court and protected material
23 otherwise violated the TRO, order of seizure and
24 protective order.
25 Number 23, Defendant's September 21, 2000

2 memorandum to outside directors. This is
3 supported in the record by Exhibit 25 as a
4 memorandum sent to outside directors. The
5 memorandum uses and compiles information and
6 protected information as Plaintiff's property as
7 defined in orders of This Court and otherwise
8 violates the terms of the temporary restraining
9 order, order of seizure and protective order.
10 Number 26, Defendant's complaint to the
11 District Attorney dated September 2, 2000. This
12 is supported in the record by Plaintiff's Exhibit
13 127 and 127-A. He drafted and submitted his
14 September 2, 2000 letter to the DA, utilized
15 sealed information in the letter in violation of
16 the orders sealing the record, made references to
17 executive compensation matters and other
18 information constituting Plaintiff's property and
19 protected information and otherwise violated the
20 terms of the temporary restraining order, the
21 order of seizure and the protective order.
22 MR. VILARDO: I think you misspoke, Your
23 Honor, I think that was actually number 24.
24 THE COURT: I'm going to go back for the
25 record. Defendant's complaint to the District

2 Attorney dated September 2, 2000. This is number
3 24. This is referenced in exhibits 127 and 127-A.
4 This is a letter dated and submitted dated
5 September 2, 2000 to the District Attorney. This
6 letter contains disclosure of sealed information
7 in violation of the order sealing the record. In
8 it contains references to executive compensation
9 matters, related allegations and documents
10 involving the use and disclosure of and
11 compilation of information from Plaintiff's
12 property as defined in the orders of This Court,
13 protected information and otherwise violated the
14 temporary restraining order, order of seizure and
15 protective order.
16 Number 25, Defendant's complaint to the
17 District Attorney dated September 18, 2000. This
18 is referenced by Exhibits 128 and 128-A. This is
19 a letter to the DA dated September 18, 2000
20 drafted and submitted by the defendant.
21 Defendant's disclosure of sealed information in
22 the letter violated the order sealing the record,
23 various references to executive compensation
24 matters related documents involving the use and
25 disclosure of and compilation of information of

2 Plaintiff's property as defined in the orders of
3 This Court and protected information and otherwise
4 violated the terms of the temporary restraining
5 order, order of seizure and protective order.
6 Number 26, Defendant's September 20 manifesto
7 or document. This is referenced in Plaintiff's
8 Exhibit 13, 14, and 14-A defendant wrote and sent
9 the September 20, 2000 document or manifesto to
10 more than 300 recipients, then he refused to
11 identify these recipients. The record shows that
12 recipients were determined to include many Western
13 New York elected officials, National Fuel Gas
14 employees and shareholders. Defendant maintained
15 the manifesto was a kin to a press release. This
16 is supported by Exhibit 13, Defendant's disclosure
17 of the sealed information in each of these 300
18 letters violated the orders sealing the record.
19 The references in each of these 300 letters to
20 executive compensation related allegations and
21 documents involved the use and disclosure of and
22 compilation of information to Plaintiff's property
23 as defined in orders of This Court protected
24 material and otherwise violated the items of the
25 temporary restraining order, order of seizure and

1

2 protective order.

3 Number 27, Defendant's complaint to the

4 District Attorney on September 20, 2000. This is

5 supported by reference to Exhibits 166 and 13.

6 Defendant drafted and submitted a September 20,

7 2000 letter to the district attorney attaching a

8 September 20, manifesto. He so -- in doing so, he

9 disclosed sealed information in violation of the

10 orders seal the record. He also referenced

11 information or compiled information utilizing

12 Plaintiff's property protected information and

13 otherwise violated the terms of the temporary

14 restraining order, the order of seizure and the

15 protective order.

16 Number 28, Defendant's complaint to the

17 District Attorney dated September 23, 2000. This

18 is supported by reference to Plaintiff's Exhibit

19 129 and 129-A. Defendant drafted and submitted a

20 September 23, 2000 letter to the district

21 attorney. In doing so, he disclosed sealed

22 information in violation of the orders sealed the

23 record. Various references contained in the

24 letter include utilization and disclosure and

25 compilation of information from Plaintiff's

1

2 property and protected information and otherwise
3 violate the terms of the temporary restraining
4 order, the order of seizure and the protective
5 order.
6 Number 29, Defendant's complaint to the
7 United State's Attorney dated September 24, 2000.
8 This is supported in the record by reference to
9 Exhibits 165, 127, 127-A, 128 and 128-A.
10 Defendant drafted and submitted a September 24,
11 2000 letter to the United State's Attorney
12 attaching several complaints he had previously
13 sent to the District Attorney. Defendant's
14 disclosure of sealed information in this letter
15 violated the orders sealing the record. His
16 references to executive compensation matters,
17 related allegations and documents involve the use
18 and disclosure of and compilation of information
19 from Plaintiff's property as defined in the orders
20 of This Court and protected information and
21 otherwise violated the terms of the temporary
22 restraining order, order of seizure and protective
23 order.
24 Number 30, Defendant's disclosure to the
25 United State's attorney dated October 1, 2000.

2 This is supported in the record by Plaintiff's
3 Exhibit 142, defendant drafted an October 1, 2000
4 discussion list, excuse me, United State's
5 Assistant to U.S. Attorney, Mark Gromis, who is an
6 assistant in the office. The document states the
7 U.S. attorney received his August 17, 2000
8 shareholder proposal and discussed several other
9 documents. These documents include Plaintiff's
10 13, Plaintiff's 24 and Plaintiff's 49. In
11 utilization of this document, defendant disclosed
12 sealed information during his conference with Mr.
13 Gromis in violation of the order sealing the
14 record. His other references to compensation
15 matters and other information include the
16 disclosure of and compilation of information from
17 Plaintiff's property as defined in the orders of
18 This Court and protected information and otherwise
19 violated the terms of the temporary restraining
20 order, order of seizure and protective order.
21 Number 31, Defendant's complaint to the
22 United State's attorney dated October 7, 2000.
23 This is supported in the record by Exhibits 110
24 and 110-A defendant drafted and submitted an
25 October 7, 2000 letter to the United State's

2 attorney. He disclosed sealed information in
3 violation of the order sealing the record. The
4 references contained in the record, excuse me, in
5 this document included the use and disclosure of
6 and compilation of information from Plaintiff's
7 property, protected information otherwise violated
8 the terms of the temporary restraining order, the
9 order of seizure and the protective order.
10 With respect to number 32, Defendant's
11 complaint to the United State's Attorney dated
12 October 26, 2000, this is supported in the record
13 by Exhibits 111 and 111-A. Defendant drafted and
14 submitted an October 26 letter to the U.S.
15 Attorney. Defendant's disclosure of sealed
16 information in this letter violated the order
17 sealing the record. His references to executive
18 compensation matters, related allegations and
19 documents involved the use and disclosure of and
20 compilation of information from Plaintiff's
21 property, protected information otherwise violated
22 the temporary restraining order, order of seizure
23 and protective order.
24 Number 33, Defendant's complaint to the
25 Attorney General dated October 26, 2000. This is

2 supported in the record by Plaintiff's Exhibit 125
3 and 125-A. Defendant drafted and submitted an
4 October 26, 2000 letter to the Attorney General
5 urging the Attorney General to review his prior
6 complaints. Again in doing so, he disclosed
7 sealed information in the letter in violation of
8 the order sealing the record. He also referenced
9 compensation matters and related allegations which
10 involve the use and disclosure of and compilation
11 of information from Plaintiff's property as
12 defined in the orders of This Court and protected
13 information and otherwise violated the terms of
14 the temporary restraining order, order of seizure
15 and protective order.
16 Number 34, in connection with the civil
17 contempt, Defendant's letter to the Securities and
18 Exchange Commission dated November 1, 2000. This
19 is supported in the record by reference to
20 Exhibits 101 and 101-A. Defendant drafted and
21 submitted a November 1, 2000 letter to the
22 Securities and Exchange Commission, shareholder
23 proposal department. Defendant disclosed sealed
24 information in this letter in violation of the
25 order sealing the record. Various references in

2 the letter with respect to executive compensation
3 matters, related allegations and documents
4 involved the use and disclosure of and compilation
5 of information from Plaintiff's property and
6 protected material and otherwise violated the
7 terms of the temporary restraining order, order of
8 seizure and protective order.

9 I hereby adjudicate Curtis Lee in civil
10 contempt of the orders of This Court as referenced
11 in my findings and in the record before This
12 Court, specifically 34 counts of civil contempt in
13 that there was an unambiguous order or orders of
14 This Court, he violated the orders of This Court,
15 he disobeyed them. In doing so, he defeated,
16 impaired, impeded rights granted to Plaintiffs
17 pursuant to the orders of This Court.

18 I shall now turn my attention to the question
19 of acts of civil and criminal contempt. Again,
20 the burden was upon National Fuel to prove beyond
21 a reasonable doubt that there were unambiguous
22 orders of This Court, there was a willful or
23 intentional violation of the orders of This Court,
24 not in advertence, not a mistake, but willful.

25 In looking at case law in this area including

2 the case of People versus Solomon, 150 Misc. 2d
3 873, 271 N.Y. Supp. 2d 136, willful means
4 something more than a voluntary act and more also
5 than an intentional act, which is in fact
6 wrongful. It includes the idea of an act
7 intentionally done with a wrongful purpose or with
8 a design to injure another or one committed out of
9 pure wontedness or lawlessness. Such intent must
10 enter into or characterize the acts complained of.
11 So, The Court is cognizant of the standard imposed
12 and that being proof beyond a reasonable doubt,
13 there has to be a willful or intentional violation
14 of The Court order, the order has to be
15 unambiguous. The Court has carefully looked at
16 allegations 35 through 70 which were put forth by
17 National Fuel Gas in support of an adjudication of
18 criminal contempt and civil contempt. And as I
19 referenced in my procedural comments, acts of a
20 defendant may constitute both criminal contempt
21 and civil contempt, that being the same act may
22 serve as the predicate for a judicial
23 determination of criminal contempt and civil
24 contempt if the requisite elements are met. The
25 elements of criminal contempt, proof beyond a

2 reasonable doubt, a willful or intentional
3 violation of an order and clear and unambiguous
4 order, civil contempt, a clear and convincing
5 evidence or reasonable certainty existence of an
6 unambiguous court order, disobedience of The Court
7 order which defeats, impairs, impedes or
8 prejudices the rights of a party. The Court is
9 clear on the law in this area that the same
10 conduct may constitute both criminal and civil
11 contempt as long as the requisite evidence
12 supports the adjudication and the proof satisfies
13 the relevant evidentiary standard. I would take
14 specific note of the fact that on November 2, 2000
15 a written order of contempt and permanent
16 injunction was served upon Mr. Lee. It was filed
17 with The Court and a certified copy was served
18 upon him. That was done by my colleague, Justice
19 NeMoyer as referenced in Plaintiff's Exhibit 6-A.
20 I would note for the record that my colleague,
21 Justice NeMoyer in the order determined that This
22 Court has jurisdiction over defendant and the
23 subject matter of this action. Defendant was
24 properly served with certified copies of this
25 Court's written orders and with Plaintiff's

2 motion, motions. Defendant has actual knowledge
3 of the Court's orders as listed in this order at
4 page 5 and Plaintiff's motion. Defendant has the
5 ability to comply with these orders. The orders
6 were never appealed and became law of the case
7 with which defendant was mandated to comply.
8 Defendant repeatedly violated these orders.
9 Defendant intentionally defeated, impaired,
10 impeded or prejudiced the rights and remedies of
11 the Plaintiffs. Defendant was an attorney who
12 provided legal service, legal advice to one or
13 more Plaintiffs during his employment, including
14 but not limited to the time period of 1991 through
15 1998, particularly in the area of compensation and
16 benefit issues and continued to do so throughout
17 his employment. The subject matter of Defendant's
18 internal and external complaints of outside
19 memorandum from June 6, 1998 through February of
20 2000 relate in large part that issues defendant
21 worked on as attorney for one or more Plaintiffs
22 and complaints and memoranda referenced in 9 above
23 and many of the items recovered by Plaintiffs from
24 defendant pursuant to the Court's various orders
25 contained Plaintiff's confidences and secrets as

2 those terms were defined under Disciplinary Rule
3 4101-A and it was hereby ordered that motion one
4 is denied as moot, ordered that motions 5 and 6
5 are denied. It was further ordered that motion 2
6 is granted. Defendant's answer is stricken
7 pursuant to CPLR 3103, 3124 and this Court's
8 inherent power because of Defendant's conduct and
9 all of Defendant's discovery demands and
10 deposition notices are vacated and Plaintiff's
11 request for protective order is therefore moot.
12 And it was further ordered that motions 3 and 4
13 are granted to the extent This Court holds
14 defendant in civil contempt of knowingly and
15 repeatedly violating the TRO order regarding
16 annual stockholder's meeting ordered February 17,
17 1999, order of seizure, preliminary order sealing
18 record entered February 4, 1999; order regarding
19 computer inspection and directing defendant to
20 provide affidavit privilege log and Plaintiff's
21 property entered June 4, 1999; order regarding
22 CPLR 7112; examination of defendant entered June
23 10, 1999; order sealing record entered July 9,
24 1999; and it was further concluded as a matter of
25 law that defendant violated the TRO by using and

2 disclosing Plaintiff's property to the Wall Street
3 Journal after entry of the temporary restraining
4 order, that defendant violated the February 17
5 order as Defendant's own affidavit, acknowledged
6 he went beyond the scope of the proxy statement
7 dated December 31, 1998 and February, 1999 annual
8 stockholder meeting. Defendant violated the TRO
9 and order of seizure by using Plaintiff's property
10 and memoranda addressed to Plaintiff's directors,
11 specifically those memoranda dated March 24, 1999,
12 June 20, 1999, September 13, 1999, December 5,
13 1999, December 14, 1999 and February 14, 2000.
14 Without belaboring the record further, Justice
15 NeMoyer in his order goes on to recite the
16 additional orders of contempt in his adjudication
17 of 13 violations of civil contempt as referenced
18 on pages 6 and 7 of the order marked Plaintiff's
19 Exhibit 6-A dated October 31, 2000. He further
20 ordered that the defendant is permanently enjoined
21 and restrained from disclosing, using for his own
22 benefit or for the benefit of others, destroying
23 or otherwise disposing of reproducing, copying,
24 extracting or compiling information from any and
25 all records, documents and confidential or secret

2 information including, but not limited to
3 memoranda, reports, legal files, personnel
4 records, executive compensation files, drafts,
5 summary, telephone logs, notes, computerized
6 records, diskettes and writings of any kind or
7 copies thereof or handwritten or typed notes or
8 compilation therefrom pertaining to their
9 directors, officers, employees and businesses that
10 were obtained by, prepared by or became known to
11 defendant as a result of his employment by
12 Plaintiffs or his internal and external complaints
13 defined as Plaintiff's property, except those
14 items which are specifically identified in
15 headings 1 and 2 annexed to the order that are
16 also publicly available and acquired by the
17 defendant in his role as a shareholder or rate
18 payer. And then the order continues. I will not
19 belabor the record further other than to note that
20 this order of November 2nd, excuse me, October 31,
21 2000 was subsequently affirmed by the Appellate
22 Division, 4th Judicial Department in its
23 memorandum decision of February, 2002.
24 Keeping in mind the burdens imposed upon
25 National Fuel Gas for both criminal and civil

2 contempt, keeping in mind further the orders of
3 This Court which are part of the record of these
4 proceedings, I hereby determine that Curtis Lee
5 has committed both criminal and civil contempt in
6 connection with the following activities:
7 Number 35, Defendant's complaint to the
8 United State's Attorney dated November 4, 2000.
9 This is referenced in Exhibits 112 and 112-A
10 defendant drafted and submitted a November 4, 2000
11 letter to the United State's Attorney.
12 Defendant's disclosure of sealed information in
13 this letter violated the orders sealing the
14 record, his references to executive compensation
15 matters, related allegations and documents
16 involved the use and disclosure of and compilation
17 of information from Plaintiff's property and
18 protected information and otherwise violated the
19 protective orders and order of contempt and
20 permanent injunction. Number 36, Defendant's
21 letter to the Securities and Exchange Commission
22 dated November 12, 2000. This is referenced by
23 Exhibit 40. Defendant drafted and submitted a
24 November 12, 2000 letter to the Securities and
25 Exchange Commission. Defendant's disclosure of

2 sealed information in this letter violated the
3 orders sealing the record. His references to
4 executive compensation matters, related
5 allegations and documents involved the use and
6 disclosure of and compilation of information from
7 Plaintiff's property as defined in orders of This
8 Court and protected information and violated the
9 protective order and the order of contempt and
10 permanent injunction.
11 Number 37, Defendant's letter to the
12 Securities and Exchange Commission dated November
13 27, 2000. This is referenced by Exhibit 41.
14 Defendant drafted and submitted a November 27,
15 2000 letter to the Securities and Exchange
16 Commission. Defendant's disclosure of sealed
17 information in this letter violated the orders
18 sealing the record, his references contained
19 therein involved the use and disclosure of and
20 compilation of information from Plaintiff's
21 property and protected information and otherwise
22 violated the protective order and order of
23 contempt and permanent injunction.
24 Number 38, Defendant's letter to the SEC
25 dated December 8, 2000. This is referenced in

2 Plaintiff's Exhibit 42 and 102, the unredacted
3 version. Defendant drafted and submitted a
4 December 8, 2000 letter to the Securities and
5 Exchange Commission. Defendant's disclosure of
6 sealed information in that letter violated the
7 orders sealing the record. His references
8 contained therein to executive compensation
9 matters involved the use and disclosure of and
10 compilation of information from Plaintiff's
11 property as defined in orders of This Court and
12 protected information and otherwise violated the
13 protective order and order of contempt and
14 permanent injunction.
15 Number 39, Defendant's complaint to the
16 United State's Attorney dated December 11, 2000.
17 This is referenced by Plaintiff's Exhibit 113,
18 113-A and 40 through 42. Defendant drafted and
19 submitted a December 11, 2000 letter to the United
20 State's Attorney enclosing letters he sent to the
21 SEC regarding his August 17, 2000 shareholder
22 proposal. Defendant's disclosure of sealed
23 information in this letter violated the orders
24 sealing the record. His references to executive
25 compensation matters related allegations and

2 documents involved the use and disclosure of and
3 compilation of information from Plaintiff's
4 property and protected information and otherwise
5 violated the protective order and order of
6 contempt and permanent injunction.
7 Number 40, Defendant's letter to the
8 Securities and Exchange Commission dated January
9 6, 2001. This is referenced by Exhibits 43, 40
10 through 42. Defendant drafted and submitted a
11 January 6, 2001 letter to the SEC in closing his
12 November 12 and 27 and December 8, 2000 letters to
13 the SEC Defendant's disclosure of sealed
14 information in this letter violated the orders
15 sealing the record. His references contained
16 therein and related allegations involved the use
17 and disclosure of confidential information from
18 Plaintiff's property and protected information and
19 otherwise violated the protective order and order
20 of contempt and permanent injunction.
21 Number 41, Defendant's complaint to the
22 United State's attorney dated January 23, 2001.
23 This is supported in the record by Exhibits 115
24 and 115-A. Defendant drafted and submitted a
25 January 22, 2000 letter to the United State's

2 Attorney. Defendant's disclosure of sealed
3 information in this letter violated the orders
4 sealing the record. His references contained
5 therein to executive compensation matters and
6 related items involved the use and disclosure of
7 and compilation of information from Plaintiff's
8 property as defined in the order of This Court and
9 protected information and otherwise violated the
10 protective order and order of contempt and
11 permanent injunction.

12 Number 42, Defendant's complaint to the U.S.
13 Attorney dated January 27, 2001. This is
14 referenced in Exhibit 148. Defendant drafted and
15 submitted a January 27, 2001 letter to the United
16 States Attorney. In doing so, he disclosed sealed
17 information in violation of the order sealing the
18 record. There's references contained therein
19 involved the use and disclosure and compilation of
20 information of Plaintiff's property defined in
21 order of This Court and protected information and
22 otherwise violated the protective order and orders
23 of contempt and permanent injunction.

24 Number 43, Defendant's letter to the
25 Securities and Exchange commission dated January

2 28, 2001. This is referenced in Exhibits 103 and
3 24. The record shows defendant drafted and
4 submitted January 28, 2001 letter to the SEC in
5 closing his August 17, 2001 shareholder proposal
6 and other documents. Defendant's disclosure of
7 sealed information in this letter violated the
8 orders sealing the record. His references to
9 executive compensation matters related allegations
10 and documents involved the use and disclosure of
11 and compilation of information from Plaintiff's
12 property and protected information and otherwise
13 violated the protective order and order of
14 contempt and permanent injunction.
15 Number 44, Defendant's complaint to the
16 United State's attorney dated February 16, 2001.
17 This is supported in record by Exhibits 117,
18 117-A, 143 through 147. Defendant drafted and
19 submitted a February 16, 2001 letter to the United
20 State's attorney containing five attachments. His
21 disclosures in the letter was of sealed
22 information in violation of the orders sealing the
23 record. His references contained therein include
24 the use and disclosure and compilation of
25 information of Plaintiff's property as defined in

2 orders of This Court and protected information and
3 otherwise violate the protective order and order
4 of contempt and permanent injunction.
5 Number 45, Defendant's complaint to the
6 United State's attorney dated February 20, 2001.
7 This is supported in the record by reference to
8 Exhibits 118 and 118-A defendant drafted and
9 submitted a February 20, 2001 letter to the United
10 State's Attorney. In doing so, he disclosed
11 sealed information in violation of the orders
12 sealing the record. His references contained in
13 the letter involved the use and disclosure of and
14 compilation of information from Plaintiff's
15 property as defined in orders of This Court,
16 protected information and otherwise violated the
17 protective order and orders of contempt and
18 permanent injunction.
19 Number 46, Defendant's complaint to the
20 United State's Attorney dated March 1, 2001. This
21 again is supported in the record by reference to
22 Exhibits 119 and 119-A. Defendant drafted and
23 submitted a March 1, 2001 letter to the United
24 State's Attorney. His disclosure of violation
25 information violates the order sealing the record.

1

2 His references contained in the letter involved
3 the use and disclosure of and compilation of
4 information from Plaintiff's property as defined
5 in orders of This Court information otherwise
6 protected in violation of the terms of the
7 protective order, order of contempt and permanent
8 injunction.
9 Number 47, Defendant's complaint to the
10 Public Service Commission dated March 5, 2001.
11 This is supported in the record by Exhibits 137
12 and 149. Defendant drafted and submitted a March
13 5, 2001 letter to the New York State Public
14 Service Commission, Defendant's disclosure of
15 sealed information in this letter violated the
16 orders sealing the record. His references
17 contained therein involve the use and disclosure
18 of and compilation of information from Plaintiff's
19 property, protected information and otherwise
20 violated the protective order and order of
21 contempt and permanent injunction.
22 Number 48, Buffalo News article of March 18,
23 2001. This was referenced in Exhibit 30 and 30-A.
24 This article identifies, quotes and paraphrases
25 the defendant. The article quotes the June 6,

2 1998 memorandum demonstrating that defendant
3 provided copies or access of copies of Plaintiff's
4 property as defined in orders of This Court to the
5 Buffalo News. The record supports, based upon the
6 testimony of Mr. Bebe, news reporter who authored
7 the article testified that the quotes and
8 statements attributed to the defendant were
9 accurate. I refer to the transcript of April 29,
10 2000 at lines 9 through 11. When asked if
11 defendant was unable to identify any errors of
12 substance in the article refer to the proceedings
13 before This Court on January 29, 2002 at pages 65
14 through 70 defendant also testified he believed
15 the article was substantially accurate. This is
16 referenced in Exhibit 54. Defendant compounded
17 his use and disclosure of information and
18 disclosed information constituting Plaintiff's
19 property to the news ratified his belief that it
20 was an accurate article by distributing the news
21 articles to others and relying on it during the
22 course of this proceeding. I would refer to
23 Exhibits 33, 33-A, 15 and 15-A in support of this
24 finding. Defendant's disclosure of sealed
25 information in the March 18, 2001 news article

2 violated the orders sealing the record. There's
3 references to executive compensation and other
4 items involved the use and disclosure of and
5 compilation of information from Plaintiff's
6 property, protected information and violates the
7 terms of the protective order and order of
8 contempt and permanent injunction.
9 With respect to count 49, Defendant's March
10 18, 2001 memorandum to outside directors, again, I
11 adjudicate defendant in both criminal and civil
12 contempt. This is referenced in Exhibits 26 and
13 26-A. Defendant drafted and sent this memorandum
14 directly to outside directors. Memorandum
15 references executive compensation and other
16 matters involving the use and disclosure of and
17 compilation of information constituting
18 Plaintiff's property, protective information and
19 otherwise violate the protective order and the
20 order of contempt and permanent injunction.
21 Number 50, Defendant's March 18, 2001
22 memorandum to Moog directors. This is referenced
23 in Exhibit 15. Defendant wrote and sent the
24 memorandum to three members of the Moog board of
25 directors. Defendant's disclosure of sealed

2 information in this memorandum violated the orders
3 sealing the record. There's reference to
4 executive compensation matters related documents
5 involved the use and disclosure of and compilation
6 of information constituting Plaintiff's property
7 or from Plaintiff's property protected information
8 and otherwise violated the protective order, order
9 of contempt and permanent injunction.
10 Number 51, disclosure of the March 18 News
11 article to Merrill Lynch. Defendant sent the
12 March 18, 2001 Buffalo News article to Donato
13 Eassey, D-O-N-A-T-O, E-A-S-S-E-Y, a gas industry
14 analyst with the firm of Merrill Lynch. This is
15 referenced in Exhibits 30-A, 33 and 54 at page
16 508, as well as 556 to 558. Defendant violated
17 the orders sealing the record, order of contempt
18 and permanent injunction and protective order.
19 Number 52, Defendant's letter to the SEC
20 dated March 18, 2001. This is supported in the
21 record by reference to Exhibits 105 and 105-A.
22 Defendant drafted and submitted a March 18, 2001
23 letter to the SEC Defendant's disclosure of sealed
24 information in this letter violated the order
25 sealing the record. His references to executive

compensation matters involved the use and disclosure of and compilation of information from Plaintiff's property as defined in orders of This Court, protected and otherwise violated the protective order and order of contempt and permanent injunction.

Number 53, Defendant's complaint to the United States attorney dated March 18, 2001. This is supported in the record by reference to Exhibits 120, 120-A and 149. Defendant drafted and submitted March 19, 2001 letter to the U.S. Attorney. Defendant's disclosure of sealed information in this letter violated the order sealing the record. Various references contained therein involved the use and disclose of and compilation of Plaintiff's property as defined in orders of This Court protected information and otherwise violated the protective order and order of contempt and permanent injunction.

Number 54, the Buffalo News article of March 21, 2001. This is supported in the record by Plaintiff's Exhibit 31. This article summarizes the contents of motion papers submitted by National Fuel on March 19, 2001, the day after the

2 news article referenced above. The March 21
3 article quotes Defendant stating allegations
4 regarding executive compensation matters on which
5 defendant worked on while employed at National
6 Fuel. Defendant references and relies on this
7 article in his August 22, 2001 affidavit, Exhibit
8 84 and testimony before This Court Mr. Beebe of
9 The News testified that quotations and statements
10 attributed to the defendant were accurate.
11 Defendant's disclosure of sealed information in
12 this article violated the order sealing the
13 record. His references to executive compensation
14 matters and related allegations involved the use
15 and disclosure of and compilation of information
16 from Plaintiff's property as defined in orders of
17 This Court and otherwise violated the protective
18 order, order of contempt and permanent injunction.
19 Number 55, Defendant's complaint to the U.S.
20 Attorney dated March 22, 2001. This is supported
21 in the record by reference to Plaintiff's Exhibit
22 121. Defendant drafted and submitted a March 22
23 2001 letter to the United State's Attorney. In so
24 doing, he disclosed sealed information in
25 violation of the orders sealing the record. He

also disclosed other information involving the use and disclosure of and compilation of information from Plaintiff's property, protected information and otherwise violated the protective order and order of contempt and permanent injunction.

Number 56, Defendant's complaint to the District Attorney dated April 2, 2001. This is referenced in Exhibits 131 and 131-A. Defendant drafted and submitted an April 2, 2001 letter to the District Attorney of Erie County. In so doing, he violated the orders sealing the record. He also used or disclosed information compiled from Plaintiff's property, protected information and violated the protective order and order of contempt and permanent injunction.

Number 57, Defendant's complaint to the Internal Revenue Service dated April 2, 2001. This is supported in record by reference to Exhibits 109 and 109-A. Defendant drafted and submitted an April 12, 2001 letter to the Internal Revenue Service. In so doing, he disclosed sealed information in the letter and in violation of the orders sealing the record. His references contained therein involved the use and disclosure

1

2 of information compiled from Plaintiff's property,
3 protected information and otherwise violated the
4 protective order and order of contempt and
5 permanent injunction.
6 Number 58, Defendant's interview with WIVB,
7 Channel 4 on June 28, 2001. Record shows
8 defendant was interviewed by WIVB, Channel 4
9 regarding executive compensation matters at
10 National Fuel and sealed proceedings before this
11 Court which was broadcast at least in part on WIVB
12 T.V., also known as Channel 4 on June 28, 2001.
13 Defendant used and disclosed Plaintiff's property
14 and other sealed and protected information during
15 this interview. Defendant's companion testified
16 that the videotape recording was an accurate
17 portrayal that at least part of Defendant's
18 interview and broadcast. Defendant's disclosures
19 during the interview of sealed information
20 violated the orders sealing the record and the
21 April 10th order as references to executive
22 compensation matters is and related allegations
23 involved the use and disclosure and compilation of
24 information from Plaintiff's property and
25 otherwise violated the protective order, order of

2 contempt and permanent injunction as well as the
3 May 29, order. Defendant's August --
4 Number 59, Defendant's August 15, 2001
5 communication. This is referenced in the record
6 by Exhibits 16. Defendant wrote and sent an
7 August 15, 2000 communication to approximately 100
8 chief investment and financial officers, National
9 Fuel Gas employees and shareholders. Defendant's
10 disclosure of sealed information in each of these
11 100 letters violated the orders sealing the
12 record. References contained therein involve the
13 use and disclosure of, compilation of information
14 of Plaintiff's property, protected information in
15 each of these 100 letters and otherwise violated
16 the terms of the temporary restraining order, the
17 order of seizure, the protective orders, the order
18 of contempt and permanent injunction, the April
19 10th order and the May 29th order.
20 Number 60, Defendant's August 16, 2001
21 communication. This is referenced in the record
22 in Exhibit 16-B. Defendant wrote and sent the
23 August 16, 2000 communication along with the
24 August 15 communication to approximately 100 chief
25 investment and financial officers, National Fuel

2 Gas employees and shareholders. Defendant's
3 disclosure sealed information in these 100 letters
4 violated the orders seal the record. His
5 references to executive compensation and related
6 matters involved the use and disclosure of
7 confidential information of Plaintiff's property
8 and protected information in each of these 100
9 letters and otherwise violated the terms of the
10 temporary restraining order, order of seizure,
11 protective order, order of contempt and permanent
12 injunction, the April 10th order and May 29th,
13 order.
14 Number 61, Defendant's letter of September 2,
15 2001 to Phillip Ackerman. This is referenced in
16 the record in Exhibit 27. Defendant drafted and
17 sent this letter directly to Phillip Ackerman, CEO
18 of National Fuel Gas Company. References to
19 executive compensation matters, related
20 allegations and documents involved the use and
21 compilation from Plaintiff's property and
22 otherwise violated the terms of the protective
23 order, order of contempt and permanent injunction
24 as well, as the April 10th order and May 29th
25 order.

Number 62, Defendant's October 1, 2001 memorandum to outside directors. This is referenced in Exhibit 92. Defendant drafted and sent this memorandum to outside directors, although he knew National Fuel was represented, Defendant's references to executive compensation matters and other items contained therein involve the use and compilation of information from Plaintiff's property and otherwise violated the terms of the protective order, the order of contempt and permanent injunction, the April 10th order and the May 29th order.

Number 63, Defendant's October 5, 2001 manifesto to shareholders. This is referenced in the record in Exhibits 22 and 94. Defendant drafted and sent an October 5, 2001 manifesto to shareholders of National Fuel Gas Company. Defendant's disclosure of sealed information in these letters violated the orders sealing the record. His references contained therein involved the use and disclosure of and compilation of information from Plaintiff's protective property, protected information and otherwise violated the protective order, the order of contempt and

2 permanent injunction, the April 10th order and the
3 May 29 order.
4 Number 64, Defendant's letter to the
5 Securities and Exchange Commission dated November
6 17th, 2001. Again, this is supported in the
7 record by reference to Exhibit 81. Defendant
8 drafted and submitted the March 18, 2001 letter to
9 the SEC, Defendant's disclosure of sealed
10 information in the letter violated the order
11 sealing the record. His references contained
12 therein involved the use and disclosure of and
13 compilation of information from Plaintiff's
14 property and protected information and otherwise
15 violated the protective order, order of contempt,
16 permanent injunction, April 10 order and May 29
17 order.
18 Number 65, Defendant's letter to the SEC
19 dated September 7, 2001. This is supported in the
20 record by reference to Plaintiff's Exhibit 96.
21 Defendant drafted and submitted December 7, 2001
22 letter to the Securities and Exchange Commission.
23 Defendant's disclosure of sealed information in
24 this letter violated the order sealing the record.
25 References contained therein involve the use and

2 disclosure of, compilation of information from
3 Plaintiff's property, protected information and
4 otherwise violated protective order, order of
5 contempt and permanent injunction April 10 order
6 and May 29 order.
7 Number 66, Defendant's letter to the
8 Securities and Exchange Commission dated December
9 13, 2001. Again, supported in the record by
10 reference to Plaintiff's Exhibit 97, defendant
11 drafted and submitted the December 13, 2001 letter
12 to the SEC. Defendant's disclosure of sealed
13 information in this letter violated the order
14 sealing the record. References contained therein
15 involve the use and disclosure of and compilation
16 of information which constitute Plaintiff's
17 property as defined in orders of This Court,
18 protected information otherwise violated the
19 protective order, order of contempt, permanent
20 injunction, April 10 order and May 29 order.
21 Number 67, Defendant's letter to Price
22 Waterhouse Coopers, Exhibit 162. Defendant
23 drafted and sent a January 20, 2002 letter to
24 Price Waterhouse Coopers. This is contained as
25 Exhibit 162. The disclosure of sealed information

2 in this letter violated the order sealing the
3 record. References contained therein involved the
4 use and disclosure of and compilation of
5 information constituting Plaintiff's property or
6 information compiled from Plaintiff's property,
7 protected information and violated the protective
8 order, the order of contempt, the permanent
9 injunction, April 10 order and the May 29 order.
10 Number 68, Defendant's complaint, first
11 amended complaint and second amended complaint in
12 Lee 2. These are exhibits 35, 36 and 37.
13 Defendant drafted and filed the findings in Lee
14 versus National Fuel Gas, et al also known as Lee
15 2. Defendant was held in contempt for willfully
16 violating and disclosing sealed information and
17 Plaintiff's property through his complaint in Lee
18 2. Defendant did not amend his pleadings to
19 exclude sealed or protected information or
20 Plaintiff's property. Defendant's continued
21 disclosure of sealed information in the pleadings
22 violates the order sealing the record. References
23 contained therein involve the continued use and
24 disclosure and compilation of information of
25 Plaintiff's property and protective information

1

2 and otherwise violated the terms of the temporary
3 restraining order, order of seizure, protective
4 order, the order of contempt and permanent
5 injunction together with the April 10 order and
6 the May 29 order. Defendant's complaint in motion
7 papers in Lee 5. This is supported by Exhibits 38
8 and 39, defendant admitted drafted and filing of
9 pleadings and motion papers in Lee versus National
10 Fuel Gas, also known at Lee 5. Defendant's
11 disclosure of sealed information in these
12 pleadings and motion papers violated the orders
13 sealing the record. References contained therein
14 involve the use and disclosure of and compilation
15 information from Plaintiff's property, protected
16 information and otherwise violated the TRO, the
17 order of seizure, the protective order, order of
18 contempt and permanent injunction together with
19 the April 10 order and the May 29th order.
20 Number 70, Defendant's refusal to surrendered
21 Plaintiff's property. Defendant's on-going use
22 and disclosure of Plaintiff's property supports a
23 finding that defendant is guilty of civil contempt
24 in connection with failing to turn over
25 Plaintiff's property. The retention of

2 Plaintiff's property violated the order of
3 seizure, violates the order of contempt and
4 permanent injunction in the May 29th order.
5 Defendant's intentionally defeated, impaired,
6 impeded or prejudiced the rights and remedies of
7 Plaintiffs through his actions by disclosing
8 Plaintiff's property, clients secrets and
9 confidences forcing National Fuel to incur
10 attorneys' fees and expenses and allocating
11 internal resources. The acts and violations
12 detailed were cumulative in nature. Defendant
13 continually disregarded orders of The Court and
14 all of these actions were done after service of
15 the order of contempt dated November 2, 2000.
16 In connection with defendant's refusal to
17 surrender items of Plaintiff's property, I'm
18 satisfied that the act is one of civil contempt
19 based upon the orders of This Court. I believe
20 they were clear and unambiguous and I believe the
21 failure of the defendant to turn over the property
22 was designed to impair, impede or otherwise
23 prejudice the substantive rights of National Fuel
24 Gas, so I adjudicate him only of civil contempt in
25 connection with number 70. Therefore, based upon

1

2 the proof before me, I find Curtis Lee guilty of
3 criminal and civil contempt in connection with
4 number 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45,
5 46, 47, 48, 49, 50, 51, 52, 53, 54, 55, 56, 57,
6 58, 59, 60, 61, 62, 63, 64, 65, 66, 67, 68, 69. I
7 find him guilty of civil contempt in connection
8 with number 70. That constitutes the ruling of
9 The Court. Do Plaintiffs have any application at
10 this time prior to my setting a date for
11 sentencing?
12 MR. JAY: No, Your Honor.
13 THE COURT: Mr. Jay, do you have any
14 application at this time prior to setting a date
15 for sentencing?
16 MR. JAY: No, sir.
17 THE COURT: Mr. Jay, I'm going to require
18 your client to surrender his passport to The
19 Court. I'll ask him to turn it over to you as an
20 officer of The Court and you to entrust it to The
21 Court. I'm going to order a forensic evaluation
22 of your client and I would accept your
23 recommendation. I know you're very experienced in
24 these matters or The Court will conduct a forensic
25 evaluation itself. The Court is also going to

2 require Mr. Lee to the Erie County Department of
3 Probation for a background investigation in
4 connection with this matter. As you know, I have
5 a range of sentencing options available to me. I
6 want to be extremely reasonable in terms of this.
7 I want as much information before me that you can
8 get me so I can fully evaluate this matter. It is
9 a most serious matter. I don't need to belabor
10 the record with it. If you want to be heard on
11 the question of whether I should allow him to
12 remain on his own recognizance?
13 MR. JAY: Judge, I would request that that be
14 permitted. Mr. Lee, as you know has been a
15 participant in the this matter since the very
16 beginning. He has, even when thwarted in his
17 attempts to reverse the initial decision,
18 continued to participate without any requirement
19 of any bail. Frankly, at this point in time his
20 financial position, I don't know the exact
21 numbers, but I frankly don't believe that he could
22 raise as much bail. As he has testified, he has
23 spent an inordinate amount of money in trying to
24 defend this matter and he hasn't worked in about 6
25 months or 8 months, more than a year. He's a

2 life-long resident of the Western New York. He
3 has family and friends here. I can't imagine that
4 he would be any kind of a flight risk. It's
5 interesting that this issue is raised today.
6 There's another proceeding going on in another
7 court on the very same issue.
8 THE COURT: Yes, there is. I'm cognizant of
9 that.
10 MR. JAY: I would request particularly in
11 view of the fact that he is in fact an officer of
12 The Court and The Court has directed that he turn
13 his passport in, that that would end the inquiry
14 and would request he be released on his own
15 recognizance.
16 THE COURT: Provided his passport is turned
17 over to you, Mr. Jay, and you provide it to The
18 Court in 24 hours I will grant him O.R. release
19 pending sentencing. If the passport is not
20 submitted to The Court, I will reconsider my
21 ruling. However, I do view this as a serious
22 matter. I won't belabor the record with it. I am
23 going to set a sentencing date now. I'll request
24 we be in brief recess for about two minutes.
25 (A brief recess was then taken.)

1 DATA TRACK -VS- LEE - DECISION

2 THE COURT: Mr. Jay, I know you are busy

3 November 4th in the afternoon.

4 MR. JAY: Judge, I don't believe that the

5 probation office could ever get the report out

6 that quickly, particularly in a case like that. I

7 think they probably need, I know counsel is

8 involved in many matters, six weeks at minimum, I

9 would think.

10 THE COURT: I would like to get it in before

11 the holidays.

12 MR. JAY: I understand.

13 THE COURT: How about Tuesday, November 26,

14 Mr. Jay?

15 MR. JAY: Judge, that's fine with my

16 schedule. Again, we will be impinging upon Judge

17 Gruber.

18 THE COURT: Tuesday November 26th.

19 MR. JAY: Can we try one o'clock?

20 THE COURT: Two o'clock, fine?

21 MR. JAY: Two o'clock.

22 THE COURT: Two o'clock. Mr. Jay, when you

23 bring the passport tomorrow, I'll advise you as to

24 what, who the individual I want you to contact,

25 have Mr. Lee contact whoever at the probation

2 department it is. I would also want your
3 recommendation on forensic. Thank you and I'll
4 advise Plaintiff's counsel in that regard. I know
5 you're very experienced in these matters. I have
6 some thoughts in the area, but I would like for
7 you to give it some thought. Do we have any
8 further business, Mr. Vilardo, Mr. Schmidt,
9 Mr. Manning?
10 MR. SCHMIDT: Your Honor, the Plaintiffs
11 still have pending the motion for enforcement
12 prior to judgment pursuant to 5229. We would
13 respectfully submit that that motion has become
14 all the more urgent under the present
15 circumstances.
16 THE COURT: Court will set a separate
17 proceeding to address that. I know it's before
18 me. I'm going to do that this afternoon. I'll
19 give you a reservation of rights with respect to
20 counsel fees on the civil contempt. Any other
21 business?
22 MR. JAY: No, sir.
23 MR. SCHMIDT: No, Your Honor.
24 THE COURT: We are in recess, thank you.
25 * * * * *

DATA TRACK -VS- LEE - DECISION

Certified to be a true and accurate transcript of the minutes and/or testimony taken herein transcribed into English text through Computer Assisted Transcription.



Lisa G. Pazderski, Supreme Court Reporter

Exhibit B

1

2 STATE OF NEW YORK
SUPREME COURT - PART 25 : COUNTY OF ERIE

3

4 DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
5 HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
6 NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
7 NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
8 LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
9 SENECA RESOURCES CORPORATION,
UPSTATE ENERGY, INC., and
10 UTILITY CONSTRUCTORS, INC.,
Plaintiffs,
11
-against- INDEX # 1999/960
12
CURTIS W. LEE,
13 Defendant.

14 50 Delaware Avenue
Buffalo, New York
15 December 19, 2002

16

17 B e f o r e:
HONORABLE JOSEPH G. MAKOWSKI
18 Supreme Court Justice

19
A p p e a r a n c e s:
20

JOHN G. SCHMIDT, JR, ESQ.,
21 LAWRENCE VILARDO, ESQ.,
KENNETH MANNING, ESQ.
22 Appearing for the Plaintiff.

23 DAVID JAY, ESQ.,
Appearing for the Defendant.
24
ROSS SCOTT, ESQ.,
25 Appearing for the Defendant.

1

2 THE COURT: The Court will call the matter of
3 the Data-Track Accounts Services, Inc., Highland Land
4 Minerals, Inc., Horizon Energy Development, Inc.,
5 National Fuel Gas Company, National Fuel Gas
6 Distribution Corp., National Fuel Gas Supply Corp.,
7 National Fuel Resources, Inc., Niagara Independence
8 Marketing, Co., Leidy, L-E-I-D-Y, Hub, Inc., Seneca
9 Independence Pipeline Company, Seneca Resources
10 Corporation, Upstate Energy, Inc. and Utility
11 Constructors, Inc., Plaintiffs, versus Curtis W. Lee,
12 Defendant. The Court will ask for appearances of
13 counsel beginning with counsel for the Plaintiffs.
14 MR. SCHMIDT: Your Honor, Larry Vilardo, John
15 Schmidt and Ken Manning on behalf of Plaintiff's,
16 along with Julie Coppola Cox from the company.
17 MR. JAY: David Jay on behalf of the Defendant,
18 trial counsel, in the contempt proceeding, Your
19 Honor.
20 THE COURT: Counsel.
21 MR. SCOTT: Ross Scott, advisory counsel to Mr.
22 Lee.
23 THE COURT: Okay. This matter is down for
24 sentencing today following the Court's conviction of
25 Mr. Lee on 70 counts of civil contempt and 35 counts

1
2 of criminal contempt on or about October 8, 2002.
3 The Court has had the benefit of a presentence
4 investigation done by the Erie County Department of
5 Probation, together with a forensic evaluation
6 performed by Dr. Brian Joseph, M.D. The Court has
7 also received correspondence in connection with the
8 sentence from various interested parties, friends or
9 professional collegues of Mr. Lee. All these matters
10 have been taken under consideration by the Court in
11 connection with its sentence.
12 Prior to addressing the question of the
13 sentence, the Court was served yesterday with a
14 motion by Mr. Lee in connection with this matter.
15 The Court deems the motion submitted to the Court,
16 the Court is placing the motion under seal in
17 connection with this proceeding. The Court will not
18 entertain argument on the motion. The Court is
19 extremely familiar with the arguments set forth in
20 the papers of Mr. Lee, together with the attachments
21 annexed thereto. The Court is not looking for reply
22 to the motion from National Fuel Gas counsel because
23 the motion is directed to the Court and to the
24 Court's actions in connection with this proceeding;
25 therefore, no reply need be interposed by National

1
2 Fuel Gas.
3 In connection the motion -- excuse me, I
4 misspoke. In connection with the motion, this Court
5 denies the application of Mr. Lee that the Court
6 recuse itself from all aspects of the case and/or
7 withdraw from the case because of alleged bias and
8 misconduct. The Court believes the record will bear
9 out that, throughout the course of this proceeding,
10 whether it be during the discovery phases of the
11 proceeding, the actual contempt hearing itself,
12 together with the other numerous applications that
13 were filed, all of which proceedings are on the
14 record, the Court has conducted itself appropriately
15 and has at all times adhered to fairness throughout
16 the course of these proceedings, and that aspect of
17 the motion is denied.
18 Additionally, the Court has considered the
19 question whether the filing of the motion in and of
20 itself should cause the Court to re -- to consider
21 whether it should engage in the sentencing of Mr.
22 Lee. I have carefully reflected on that, I had
23 determined what the sentence would be prior to
24 receiving the motion, there's nothing in the motion
25 that caused me to believe I cannot proceed fairly and

1
2 impartially in connection with the sentencing of Mr.
3 Lee. I'm going to deny that aspect of the motion
4 that requests a determination that it is improper for
5 me to continue to make determinations and issue any
6 orders in this case.
7 I'm going to deny that aspect of the motion that
8 seeks to vacate all orders issued in this case,
9 whether those orders were issued by Justice Sconiers,
10 Justice NeMoyer, by the Appellate Division in its
11 affirmance of the adjudication of civil contempt by
12 Mr. Lee on or about February 1, 2002, or any orders
13 interposed by this Court, including, but not limited
14 to, this Court's adjudication that Mr. Lee was both
15 in civil and criminal contempt for the reasons set
16 forth in the Court's extensive bench decision of
17 October 8, 2002. I'm going to deny so much of the
18 motion as requests that this Court suspend all
19 decisions to impose any sentence and sanctions,
20 execute any orders or make any determinations in this
21 case with respect to this motion.
22 I'm also denying the request that this Court
23 refer this matter to another justice of this Court
24 for sentencing. I am doing so not only because I
25 believe I can be fair to Mr. Lee, but because I think

1
2 it's entirely inappropriate, as the trial judge in
3 the contempt hearing, for this Court to refer this
4 matter for sentencing to a colleague. I've had the
5 responsibility for handling this case for
6 approximately two years, I've sat on all pretrial
7 disclosure proceedings which have been extensive, I
8 monitored the progress of this case through the
9 Appellate Division, I conducted the contempt hearing
10 myself, I have had the benefit of reading hundreds of
11 documents that were admitted into evidence, and I am
12 well-grounded in the facts and circumstances of this
13 case. I can think of no other justice of the Supreme
14 Court who should sentence Mr. Lee other than myself
15 and, quite frankly, without posturing, I would be
16 abdicating my constitutional responsibilities if I
17 were to transfer this case to another judge for
18 sentencing. I would be shirking my duty if I did not
19 sentence Mr. Lee this morning, so I respectfully
20 decline the invitation to send the case back on the
21 wheel where it would be assigned at random to another
22 judge. Therefore, the motion is denied in its
23 entirety. It will be filed under seal with the Court
24 as part of the record of these proceedings.
25 At this time, is there any legal reason that

1
2 this Court should not proceed with sentencing?
3 MR. VILARDO: No, Your Honor.
4 THE COURT: Mr. Vilardo? Mr. Jay?
5 MR. JAY: Not from our side, Judge.
6 THE COURT: Okay. In terms of the sentencing,
7 it is traditional to hear a presentation from counsel
8 in connection with the sentencing. Mr. Vilardo, I
9 will give you an opportunity to speak on behalf of
10 National Fuel Gas. I would advise you I have read
11 the submissions of National Fuel Gas, I am well
12 familiar with the position of National Fuel Gas in
13 connection with this matter, but I do want to give
14 you the opportunity traditionally afforded in a
15 proceeding of this nature. You may proceed, sir.
16 MR. VILARDO: And I will be brief, Your Honor.
17 May it please the Court. If ever there was a case of
18 criminal contempt that called for a sentence of
19 incarceration, this is it. The Defendant is a lawyer
20 who must know that court orders must be obeyed even
21 when one disagrees with them. Violations have been
22 repeated, 35 violations resulting in findings of
23 willfulness and criminal contempt, 35 more resulting
24 in finding of civil contempt.
25 There's been a prior warning; in fact, Your

1
2 Honor, there's been more than a prior warning.
3 $130,000 fine for prior contempt of court which was
4 paid and which has been affirmed on appeal by the
5 Fourth Department. And, most of all, Your Honor, Mr.
6 Lee has told us, in words and in -- and in deed, that
7 he will not stop. From his letters to Justice
8 Sconiers back in 1999 to the letter he submitted to
9 Your Honor here this morning, he has repeatedly
10 announced that he is right, the judiciary is wrong,
11 and no one, not Justice Sconiers, not Justice
12 NeMoyer, not Judge Skretny, not Your Honor can stop
13 him from what he believes is the exercise of his
14 rights. There's never been a case like this one,
15 Judge, with repeated violations of court orders by a
16 lawyer who, despite warnings and a six-figure fine
17 and an affirmance by the Appellate Division, says, in
18 word and in deed, I will not stop.
19 Now, on some level, Mr. Lee must realize this,
20 and so his latest strategy was filing the motion for
21 recusal that Your Honor has just denied. And let me
22 suggest to you, Judge, that the motion for recusal
23 had a purpose in addition to asking you to recuse
24 yourself. First of all, it accuses the Court of
25 being short-tempered and angry with him, the Court

losing its temper, raising your voice, demonstrating anger toward him, and accusations whose only purpose can possibly be to make the Court angry. And I would suggest to you, Judge, there's a transparent purpose behind that; it's to make the Court so angry that Your Honor must either recuse himself, which you've said you're not going to do, or bend over backwards to show how fair you can be to Mr. Lee. It's to set up an appellate record that makes it look as though a sentence is imposed out of anger and not out of rational, logical decision.

Now, let me say first that the Court has been more than patient with both sides in this case, and that both sides have tried the Court's patience in this case from time to time, but Your Honor never lost his temper, contrary to what Mr. Lee says in those papers, never raised his voice, never demonstrated any bias either way. That's not your style, Judge. That's not your personality. It didn't happen.

Second, and more pertinent to the proceeding today, let me ask Your Honor to take emotion completely out of the picture. I don't want you to sentence Curtis Lee to jail because you're mad at

1
2 him. I'm not going to suggest that he should be
3 punished because of what he's done to National Fuel
4 or how angry he's made me or the executives. I want
5 to approach this logically and rationally. And when
6 you approach this logically and rationally, the
7 question isn't how can you send Mr. Lee to jail, the
8 question is how can you not send him to jail?
9 There are three reasons why a jail term is
10 compelling here. Number one, Your Honor, it's the
11 right thing to do. One contempt of court might be
12 forgivable; even if it's committed by a lawyer, it
13 might be forgivable. More than a dozen by Mr. Lee
14 resulted in a $130,000 fine which he paid and which
15 has since been affirmed by the Appellate Division.
16 But since that fine, he has committed dozens of
17 violations. He has thumbed his nose at the authority
18 of this Court time and again. He did it before he
19 was fined, he did it after he was fined, he did it
20 after the Appellate Division affirmed, he did it
21 while this hearing was pending before this Court. He
22 did it by sending letters to a few individuals, like
23 the board at National Fuel or the Moog board. He did
24 it by more massive mailings like what we referred to
25 as his manifestoes. He published his thoughts and

1
2 ideas and accusations in the Buffalo News and, thus,
3 to the whole world.
4 But what all of those have in common, Judge, is
5 that they violated orders, orders issued by Justice
6 Sconiers, Justice NeMoyer, yourself, Justice Doyle.
7 And what the more recent violations have in common is
8 that they were committed after he was already found
9 in contempt by Justice NeMoyer, and some of them
10 after the Appellate Division affirmed that. There
11 can be no more egregious, blatant, repeated
12 violations of court orders by an attorney than we
13 have here. Incarceration is the right thing to do.
14 The second reason why a jail term is compelling,
15 Judge, is because it sends the right message to
16 society. The Court, of course, is familiar with
17 orders of protection that are often issued in
18 matrimonial cases. The next time the Court issues an
19 order of protection, how can the Court threaten jail
20 for a violation of an order of protection if Mr. Lee,
21 an attorney, is not sent to jail here? Suppose a
22 matrimonial Defendant violates an order of protection
23 a dozen times; how can the Court send him to jail if
24 Mr. Lee isn't sent to jail here? Suppose the
25 matrimonial Defendant violates that court order two

1
2 dozens times or three dozen times? You get the
3 point. If an attorney doesn't go to jail for 35 acts
4 of willful criminal contempt committed on top of
5 dozens of acts of civil contempt for which he was
6 already held responsible and fined six figures, how
7 can you send a non-attorney litigant to jail for 5 or
8 10 or 20 or 25 or 30 violations of court orders? If
9 an attorney can violate a court order because he
10 doesn't agree with it, then why can't a layperson?
11 The message to society is an important reason that
12 jail time is compelling here. The third reason why
13 jail time is compelling here is that if this Court
14 does not impose punishment that includes
15 incarceration, we will be right back here, perhaps
16 before Your Honor, perhaps before one of your
17 colleagues sooner rather than later.
18 If Mr. Lee's repeated violations didn't tell us
19 this, if his violations, even while this criminal
20 contempt hearing was being held, didn't tell us this,
21 then his own words and his own threats have told us
22 this.
23 In 1999, he wrote to Justice Sconiers that no
24 judge has the right to interfere or punish his
25 ability to pursue his rights. In 2000, he wrote to

1
2 your colleague, Justice NeMoyer, information that he
3 was ordered not to disclose, he said, is information
4 that I can disclose to whomever I want.
5 In 2001, he wrote to you, he said he had the
6 right to talk about anything concerning National Fuel
7 unless it is a trade secret or actually protected
8 under the attorney/client privilege, and that, quote,
9 I can never and will never accept a judge taking away
10 my constitutional rights. Later in the same letter,
11 he makes the following chilling threat, I will not be
12 shut up in violation of my constitutional rights.
13 And in his mind, Judge, he decides, not the Court, he
14 decides what his constitutional rights are. In fact,
15 Judge, later the same year, last year, he wrote to
16 you that he has every right to be disrespectful of
17 the judiciary. Well, he certainly has been
18 disrespectful of the judiciary, and he certainly has
19 been disobedient to the orders of the judiciary. And
20 because he still thinks, because he still insists
21 that he is right and the judiciary is wrong, he will
22 continue to be disrespectful and disobedient until
23 he's stopped. And there's only one way to do that.
24 Court orders have not worked. A $130,000 fine
25 didn't work. And affirmance by the Appellate

1
2 Division didn't work. The threat of incarceration
3 has not worked. Only by actually sending him to jail
4 for a significant period of time for each violation,
5 served consecutively, will he understand that court
6 orders must be obeyed whether he agrees with them or
7 not.
8 Now, this Court can sentence him up to 30 days
9 for each violation, and we've asked for one week for
10 each of the 35 criminal contempt violations. Perhaps
11 the Court will find that this is not enough, but
12 whatever sentence the Court fashions, it has to send
13 Mr. Lee the message that there are no free rides,
14 that each of his acts have consequences, that each
15 time he violates a court order, there will be an
16 expensive price to pay.
17 It is for that reason, Judge, that we think that
18 a discrete and significant period of incarceration
19 should be given for each violation, so the next time
20 Mr. Lee contemplates violating a court order, the
21 calculus in his mathematical mind will be whether
22 it's worth a week or two weeks or a month in prison
23 to violate that court order. That's the only way
24 there is any chance of getting him to stop.
25 Now, before I sit down, Judge, let me explicitly

1
2 address what I expect Mr. Jay will ask for when he
3 addresses the Court in a few moments, community
4 service. Someone who has not sat through this
5 proceeding, the days and weeks of testimony, someone
6 who has not read the collected works of Curtis W.
7 Lee, who is unaware of his threats to continue doing
8 what he's been doing, might recommend community
9 service to the Court, but community service doesn't
10 even come close to doing the trick here.
11 First of all, Your Honor, it is not one of the
12 punishments available under Judiciary Law Section
13 751. That section authorizes imprisonment and fine
14 as the only penalties for criminal contempt. Even
15 more fundamentally, Judge, community service will not
16 work either to punish Mr. Lee or to deter him from
17 future violations. These are repeated and willful
18 and intentional violations of court orders. These
19 are, in his own words, borne out of disrespect for
20 the judge who issued those orders. A fine of
21 $130,000 and the explicit threat of imprisonment
22 didn't deter him a bit. Community service would not
23 deter him either. In fact, Judge, he would probably
24 consider it a reward for what he insists is his
25 public-mindedness in doing what he's done for the

good of society.

Those of us who have sat through this hearing and who have read Mr. Lee's letters, those of us who have heard his threats not to stop and his professed disrespect for anyone who disagrees with him, including judges, know that community service would be an empty gesture. If he is given community service, Judge, we will be back here just as sure as I am standing before you right now.

Your Honor, it is never easy sending someone to jail, but when all is said and done, today you have no choice. You must sentence Curtis Lee to consecutive terms of imprisonment for each violation, you must impose the maximum fine, and you must order the maximum penalty for civil contempt. Not because you're angry with him, Judge, not because he tested your patience, but to protect the integrity of your office and your colleagues and this Court. You must put him in jail so that you and your colleagues can continue to do your job, so that the next time a litigant violates an order of protection or the next time an attorney violates an order that he thinks is wrong, you or one of your colleagues can look that person in the eye and can say, if you disobey an

order of this Court, you're going to go to jail, and the person you're talking to will know that you mean it. Thank you.

THE COURT: Thank you, Mr. Vilardo. Mr. Jay.

MR. JAY: Thank you, Judge. Judge, when Mr. Lee embarked upon this quest of his which has him in so much difficulty, I would suggest to the Court that this man really believed what his aim was. There are those who say, as National Fuel's representatives have so eloquently stated in the past, he threw all caution to the wind and didn't care what the result might be, and was going to press forward no matter what the cost. Well, we now know what the cost is from a financial point of view.

This man, basically, has thrown away a career, not in his mind, but those who might look at the matter objectively could say that, he's cost himself the civil fine, he now has judgements against him for various other costs, and I'm certain there will be an application on the civil contempt for a financial aspect of this matter, as well as attorney's fees.

I suggest that part of the reason why Mr. Lee's conduct was so persistent is the fact that he, himself, felt guilty because it happened on his

watch; these things that he persists were improper happened, he saw them happen and he didn't act early, it festered, and it caused these problems for him.

Now, there's some preliminary questions to be asked when a Court is confronted with an issue of sentencing, and in this particular case, the question looms, was National Fuel Gas grievously wronged by his conduct? They say yes. They say that he disrupted their service. Apparently, I suppose they might even argue he's chasing them out of town. We now know from the press that they're leaving Buffalo. I suggest that, if such an argument were to be made, it's laughable. Mr. Lee is a flea on an elephant, and they're trying to take a blunderbuss and blow him away. I suggest that I -- I --

I understand that, when a court order has been violated, that certain strictures should be applied and certain punishments should be applied, but the Court must always temper justice with mercy. That's one of our linchpins to criminal justice. Is the public clamoring for his punishment in this case? I don't think so. We've seen what has occurred within the last two to three years on the national scene. Whether he is or is not a whistle-blower, as he would

1
2 like to put himself forward in this case, it is
3 people such as he who are willing to put their career
4 on the line. He may be wrong in this case, but that
5 is the intention, to bring these things forward. The
6 public needs people like that, people who are going
7 to come out from the tobacco industry and say, yes,
8 they were putting this drug in cigarettes, and put
9 their careers on the line and their lives on the
10 line. Karen Silkwood. Goodness gracious.
11 Did he violate the court orders? The Court has
12 found he has. No doubt about that. What are the
13 usual types of scenarios where Courts are confronted
14 with punishment in contempt situations? Certain
15 types of matters that have come before the Courts
16 speak to issues such as the reluctant juror, the
17 juror who stays home and doesn't answer his summons
18 and gets hauled in, and, sometimes, if they don't
19 have a good enough excuse, there is incarceration
20 involved.
21 We have cases during the Vietnam War where
22 persons expressed their displeasure during court
23 proceedings by raising that fist and were condemned.
24 Those types of punishments are to vindicate the
25 authority of the Court.

1
2 We've had suggestions by Mr. Vilardo that, in
3 cases involving these matters where people violate
4 orders of protection, calling their estranged spouse
5 even though they're not supposed to, things like
6 that, perhaps refusing to pay court-ordered child
7 support for a long period of time without a good
8 excuse, these types of cases, I suggest, involve hurt
9 to individuals. We don't have that here at all. And
10 I think the argument has somewhat alluded to that in
11 every case everybody goes to jail. Well, as the
12 Court knows, that doesn't happen. It rarely
13 happens. It's the punishment of last resort. So
14 none of these usual scenarios we have here.
15 This case is about a battle which was fought on
16 principle. Mr. Lee views himself as the conscience
17 of the community and believes in his heart of hearts
18 that he did no wrong. The Court, of course, has
19 found otherwise. It's clear that there's absolutely
20 nothing in the actions that he has taken that are in
21 any way beneficial to him. He has harmed himself at
22 every step of the proceeding. And it is certainly
23 very clear that he's a very bright man, and many will
24 say that his energies have been misdirected, but now
25 his quest is at an end.

1
2 There have been no further recurrences, no
3 further missives, as counsel has referred to it in
4 the past, or manifestoes or anything like that. That
5 has long ceased. He's at the end of the trail, and I
6 think he now understands clearly that whatever
7 difficulties he has with his former employer must be
8 done in a more reasonable fashion.
9 He doesn't want to give up his view of his
10 constitutional rights that he can speak his mind, and
11 certainly no court can ever interfere with that, but
12 the passage of time has resulted in the end of his
13 quest.
14 So what, then, is the object of punishment in a
15 criminal court, in a criminal context? Well, one,
16 they say, is correction. I'm going to change
17 somebody's ways. I'm going to instill in them better
18 values so that they can conform to society's view of
19 the way things should be. I would suggest that that
20 view of punishment for correction cannot apply in
21 this case. It just doesn't fit.
22 There's another view of correction, and that is
23 retribution, and that is eloquently stated by Mr.
24 Vilardo. Look, Judge, he's committed all these
25 crimes, you've found that he's done so, this is the

1
2 only thing you can do. I think his words were no
3 choice, no choice. The Court has many choices. I
4 suggest that there is no purpose to be served by any
5 retribution of Mr. Lee.
6 First of all, the fact that the criminal
7 conviction alone looms large in his life. He is an
8 attorney. The Appellate Division looks askance at
9 attorneys who commit, albeit low grade, offenses; he
10 will be subject to disciplinary action; there is no
11 question in my mind.
12 What about applications for employment in the
13 future? Here he is, a very skilled man in an area,
14 but we know he will disclose this fact, and how is
15 that going to affect his employability? And there's
16 other ramifications of just -- just the fact of the
17 criminal conviction alone. I can't even think of how
18 it might affect him in the future.
19 So what tools does the Court have before it?
20 Mr. Vilardo says there's no choice. 751 of the
21 Judiciary Law says fine up to a thousand dollars and
22 30 days. Well, I suggest those are just maximums,
23 the upper limits. I go to Penal Law Section 55.10,
24 Subdivision 2(c), which tells us, except as provided
25 in Paragraph (b), which has to do with Class A

1
2 misdemeanors, where an offense is defined outside
3 this chapter, outside the Penal Law, which is in the
4 judiciary law, and a sentence to a term in
5 imprisonment in excess of 15 days but not in excess
6 of one year as provided in the law, such offense
7 shall be deemed an unclassified misdemeanor, which
8 is, basically, what we're confronted with here.
9 What, then, is the sentence possibilities for an
10 unclassified misdemeanor? And the law refers us over
11 to section 65.00, Subdivision 3(d), for an
12 unclassified misdemeanor, the period of -- the
13 period -- oh, it tells you what -- what sentences you
14 can get, number one, and then as to 65, it says you
15 can get probation for an unclassified misdemeanor,
16 and it tells us that, in this particular case, if the
17 authorized sentence of imprisonment shall be in
18 excess of three months, it shall be a three-year
19 probation, otherwise, one year. So the Court has
20 that in its quiver of possible arrows that could find
21 the right sentence.
22 Also, I suggest that every other possibility in
23 the Penal Law is also available to you, such as
24 conditional discharge, community service, recommended
25 here by the probation department. And the probation

1
2 department didn't know the magnitude of all this.
3 Well, if the prosecutor didn't want to let them know
4 about the magnitude of it, shame on them. The
5 probation report was fair, and that was what they
6 recommended. The Court could also do intermittent
7 imprisonment.
8 There's any number of ways that you could shape
9 a sentence that would be fair, reasonable, definitive
10 and aimed to make certain that Mr. Lee does not do
11 anything that would further violate either a court
12 order or the sensibilities of National Fuel Gas.
13 There's nothing in this case that requires
14 incarceration to protect the public from anything.
15 So what is the correct sentence? It is, I
16 suggest, a very difficult decision for this Court.
17 And I know this Court, I've been before you before on
18 other matters. Mr. Vilardo has indicated your
19 patience. Sometimes, of course, everybody in the
20 heat of the moment can get a little angry. We saw
21 Mr. Lott the other day, not angry, but saying things
22 he shouldn't have said. So what?
23 The bottom line is, this Court, I am certain,
24 will make a sentence that will do substantial justice
25 to not only Mr. Lee, but to the Plaintiffs in this

case as well.

Your Honor, Mr. Lee would like to address the Court as well. Thank you.

THE COURT: Mr. Lee.

MR. LEE: Thank you, Your Honor. From my standpoint, this case has been a vendetta. I've been subject to four years of unrelenting harassment from National Fuel Gas. The harassment continued as late as yesterday, with their what I would term a rabid demand that I should serve 35 weeks in jail for freedom of speech. It just makes one choke.

The real audience of this case should be kept in mind, and that's National Fuel's employees. Management is obviously trying to assure that no one at National Fuel will ever again dare to complain about anything.

I'd like to address the issue about the vindication of the Court's authority. Really, the Court has no independent interest in damaging my life, my family and my health. National Fuel itself really has no interest. Mr. Ackerman, Mr. Kennedy and those who hope to succeed them do have an interest in punishing me, for obvious reasons, because they want to have full latitude to take the

1
2 most money as possible out of the company.
3 But the real interest that is constantly
4 forgotten is the public interest. There are 732,000
5 utility customers who have been prejudiced by a
6 variety of things, including the fact that Bernard
7 Kennedy has taken and is in the process of taking
8 $67 million out of National Fuel. I'm doing my best
9 to oppose National Fuel on a variety of fronts. I
10 have a shareholder proposal which is pending, and
11 that will, if adopted, save NFG millions of dollars;
12 and because it will save them millions of dollars by
13 reducing executive compensation, of course,
14 management is opposing it.
15 I have opposed National Fuel's efforts to cause
16 public authorities to pay for its new office
17 building, and I may do other things in the future
18 along those lines, so National Fuel's efforts to
19 incarcerate me for 35 weeks are self-serving. An
20 incarcerated person is going to be unable to oppose
21 National Fuel's efforts to hurt the public.
22 I'd also like you to keep this in mind. No jury
23 of six persons or twelve persons would likely have
24 found me in criminal contempt, and no jury would
25 likely have recommended that I be incarcerated.

1
2 Indeed, is there anyone out there among the public
3 who wants me to be incarcerated, other than a handful
4 of NFG executives and a handful of lawyers? I think
5 the answer to that question is obvious. Of course
6 not. What good would incarcerating me do other than
7 to satisfy the vendetta of NFG's management? The
8 only lesson that the public would glean from my
9 incarceration is either, one, do not ever complain
10 about other people's crimes, some lunatic judge might
11 send you to jail, or, two, Western New York is so
12 corrupt that I'm disgusted and I'm going to leave.
13 Indeed, I believe a jury would have commended me for
14 my public-spirited actions, despite the huge
15 sacrifices I have made and the constant threats that
16 NFG has lobbed my way.
17 The only reason that this Court has the
18 opportunity to incarcerate me is because NFG designed
19 its contempt papers and its motion to deny me the
20 right to a trial by jury. The District Attorney
21 didn't even come close to indictment, as far as I'm
22 concerned; it never was an issue. Only a private
23 party, namely National Fuel's management, ever had
24 any interest in, quote, indicting, unquote, me. In
25 other words, although I've been hugely prejudiced

1
2 because you made -- you, the Court, made the
3 determinations of guilt or innocence in this case
4 rather than a jury, I ask that I not be further
5 prejudiced because you will also make the sentencing
6 decision rather than a jury. In other words, you
7 failed once to do what a jury would likely have done,
8 I ask that you not fail again.
9 The -- the Court really should step back and
10 think about constitutional issues and how this case
11 is a travesty of justice. The Court has put itself
12 above the state and federal constitutions. The Court
13 has refused an opportunity to interpret court orders
14 so as not to be unconstitutional. The public is
15 already distressed with the American system of
16 justice, and believes correctly the powerful can get
17 away with almost anything, while ordinary people go
18 to jail for crimes they didn't commit. DNA testing
19 shows this is already the case. The judicial error
20 rate is already higher than the public would tolerate
21 in any business manufacturing washers and dryers. I
22 ask you, the Court, not to the increase the judicial
23 error rate and not to increase the public cynicism
24 and the public disgust with the legal system. Thank
25 you, very much.

1
2 THE COURT: Thank you, Mr. Lee.
3 MR. VILARDO: This is not a reply, Your Honor,
4 but it is a correction of one thing Mr. Jay said. He
5 said that if the probation department did not have
6 all the facts, that we were to blame for not
7 providing them with all the facts. The fact of the
8 matter is, when I contacted the probation department
9 and asked for an opportunity to present to them a
10 victim's statement, the probation department took the
11 position that the victim in this case was not
12 National Fuel, but was the Court, and, therefore, we
13 were not entitled to submit anything to probation.
14 MR. JAY: I stand corrected.
15 THE COURT: Thank you, Mr. Jay. Thank you, Mr.
16 Lee. In connection with this matter, the Court,
17 having had the opportunity to reflect upon a just
18 sentence in light of the totality of the
19 circumstances which give rise to this Court's
20 adjudication of Curtis Lee of 35 counts of criminal
21 contempt and 70 counts of civil contempt, this Court
22 is now prepared to pass sentence on Curtis Lee. Mr.
23 Lee, I will ask that you stand.
24 In connection with this Court's adjudication of
25 you on or about October 8, 2002, as having committed

1
2 35 acts of criminal contempt, which this Court found
3 you to have committed by proof beyond a reasonable
4 doubt, and 70 counts of civil contempt, which this
5 Court found you to have committed by clear and
6 convincing evidence, the Court hereby imposes the
7 following sentence upon you: The Court imposes a
8 term of community service upon you consisting of 300
9 hours to be performed between the period of January
10 1, 2003 through June 30, 2003. Your community
11 service will be administered by the Erie County
12 Department of Probation. Following this proceeding,
13 this Court will send a transmittal letter to the Erie
14 County Department of Probation advising the
15 department of the Court's adjudication, and you will
16 be contacted by the department for the purpose of
17 working through the mechanics beginning your term of
18 community service.
19 The Court is very cognizant of the forensic
20 evaluation of Dr. Joseph. The Court is directing,
21 mandating that you undergo psychiatric counseling
22 with a psychiatrist to be chosen by the Court, that
23 psychiatric counseling to commence on or after
24 January 1, 2003, to address the issues identified by
25 Dr. Joseph in his report to the Court. Your

1
2 psychiatric counseling will include not only sessions
3 where therapeutic recommendations may be set forth by
4 the psychiatrist, but also the taking of such
5 medication, if any, which is prescribed by the
6 doctor. Additionally, you will be required, as the
7 doctor may mandate, to submit to random testing in
8 order to ensure your compliance with medication.
9 In connection with your adjudication of civil
10 contempt, this Court hereby directs that you be
11 required to pay the sum of $17,500 to National Fuel
12 Gas within 30 days of today. If you do not pay such
13 sum, National Fuel Gas shall be entitled to an ex
14 parte monetary judgment in the amount of $17,500.
15 In connection with your adjudication of the
16 charges of criminal contempt, the Court directs that
17 you be required to pay the sum of $7,500 to National
18 Fuel Gas within 30 day of today. If you fail to pay
19 such sum, National Fuel Gas shall be entitled to an
20 ex parte judgment in such amount against you. It is
21 the intention of this Court to also award National
22 Fuel Gas such reasonable costs and expenses as may be
23 allowed pursuant to statutory or case law authority
24 in light of the adjudication of civil and criminal
25 contempt upon application by National Fuel Gas to

1
2 this Court for reimbursement or imposition of such
3 expenses and court costs.
4 Additionally, pursuant to statutory authority
5 and case law, National Fuel, on notice to you, shall
6 be entitled to apply for an award of reasonable
7 attorney's fees in connection with its prosecution of
8 the contempt proceedings before this Court which
9 resulted in your adjudication of criminal and civil
10 contempt for the reasons recited by this Court in the
11 record in October of 2002.
12 It shall be required forthwith, and no later
13 than 60 days from today, to divest yourself of all
14 holdings in National Fuel Gas or any of its
15 subsidiaries or related companies. Such holdings,
16 whether they be by you, whether they be in nominee
17 name or so-called street name or whether they be --
18 you are the beneficial owner thereof, in that regard,
19 in connection with divesting yourself of the
20 National -- of your National Fuel Gas holdings, you
21 will first, in a block transaction, that meaning all
22 of your shares, offer your shares to National Fuel
23 Gas for purchase at market rates or so-called street
24 rates as of the date you offer the shares to them.
25 If required, the Court will set the price for

1
2 the shares in light of the fact that -- that the
3 stock of National Fuel Gas trades daily, but it would
4 be the Court's thought that the price could be set at
5 a spot price, which could be the closing price of the
6 stock on the date prior to the date you notify
7 National Fuel Gas, or a blend of the high and low of
8 the trading price on the day you notify National Fuel
9 Gas. Should National Fuel -- in connection with the
10 put or the sale of the stock to National Fuel Gas,
11 any proceeds that you are entitled to receive,
12 National Fuel Gas will be entitled to set off any
13 monies owed to it pursuant to any existing judgment
14 of this Court, the fine the Court set today, whether
15 reduced to judgment or not, and that fine includes
16 the civil contempt fine and the criminal contempt
17 fine. Additionally, any other expenses, court costs
18 or fees which this Court may award in the future may
19 also be subject to set-off.
20 Should National Fuel Gas not desire to purchase
21 your stock, you are then free to sell the stock in an
22 open market transaction through a broker or whatever
23 entity you want to use to sell the stock, if you
24 trade on the internet, with the express
25 understanding, direction of this Court that any and

all proceeds are to be sent to the bank account that was established for your own personal expenditures. The Court will then deal with the question of what to do with the proceeds, if any, upon application.

With respect to this aspect of the court order, it does not apply to any holding -- let me back up. With respect to your stock, you're expressly prohibited from transferring, gifting or otherwise disposing of the shares other than in a market transaction, and you may not transfer the shares to any qualified or non-qualified retirement vehicle, including, by illustration, but not limitation, a 401-K plan, a simplified employee pension plan, a deferred comprehension plan, an IRA, a deferred comprehension plan or any other tax vehicle, whether qualified or non-qualified. In short, you are to sell the stock and dispose of it consistent with the Court's order.

I would like the record to reflect that this aspect of the Court's order does not apply to any National Fuel Gas stock presently held by Curtis Lee in any 401-K plan, any individual retirement account, any Keogh account, or any other qualified plan or non-qualified plan where that stock was placed by Mr.

1
2 Lee in such vehicle prior to today's sentence.
3 However, in that regard, Mr. Lee is hereby ordered to
4 change his portfolio to divest himself within the
5 qualified vehicles, whether these vehicles be 401-K
6 vehicles, IRA vehicles, Keogh vehicles or mutual fund
7 accounts of any holdings he has in National Fuel Gas
8 stock, and he will have 60 days in which to do so.
9 In setting this aspect of the sentence, the
10 Court is cognizant that monies held in a qualified
11 tax account may be beyond the reach of judgment
12 creditors; however, they're not beyond the reach of
13 this Court in terms of the sentence of this Court and
14 the express indication by this Court on the record
15 that you are to divest yourself of all National Fuel
16 Gas holdings, whether in your name, beneficial
17 ownership, in nominee name, in trust, in gift, and
18 whether that be individually, jointly, severally,
19 joint tenancy, joint partnership, or they're
20 invested, as I've indicated, in a qualified tax
21 vehicle.
22 With respect to your obligations as an attorney
23 at law, you're entitled to practice before the bar of
24 the State of New York, and, more particularly, you're
25 requirement to keep secret client confidences which

1
2 have been given to you during the term of your
3 employment at National Fuel Gas for the period you
4 were employed by National Fuel Gas, and in light of
5 the permanent injunction granted against you, in
6 light of the sealing order of this Court, in light of
7 the confidential documents which remain under seal of
8 this Court, I am imposing upon you a permanent gag
9 order. That gag order is designed to prohibit you
10 from discussing, disclosing, writing, disseminating,
11 or otherwise speaking on the subject of your
12 employment at National Fuel Gas, including your
13 allegations that certain executive officers may have
14 backdated stock options or engaged in other ancillary
15 conduct which you believe will be violative of the
16 laws of the Securities and Exchange Commission or
17 otherwise violative of criminal law and things to
18 that effect.
19 My intent in imposing this gag order upon you is
20 to ensure that you no longer violate the
21 attorney/client privilege in terms of your
22 relationship with National Fuel Gas, and, more
23 specifically, the reasons surrounding your
24 termination by National Fuel Gas in late 1998 for
25 what you believe to be your whistle blowing in

1
2 connection with alleged conduct which has, for the
3 record, not ever been substantiated by anyone that's
4 looked at it, whether it's been the U.S. Justice
5 Department, the office of the District Attorney, the
6 SEC, internal investigations done by counsel for
7 National Fuel Gas, or any regulatory body or
8 governmental entity.
9 The Office of the Erie County District Attorney,
10 and while you believe it, and I believe you believe
11 it, it's never -- it's just no -- anyone that's
12 looked at this question has made a determination that
13 there's nothing there. And you can disagree with me,
14 that's part of the reason we've gone through this
15 proceeding at such length, but I'm imposing the gag
16 order upon you. I don't want any letters, I don't
17 want any e-mails, I don't want any interviews, I
18 don't want any phone calls. I don't want to read
19 that you testified before anybody concerning this.
20 And I want to make the record clear that I'm talking
21 about conduct which eminates from his employment at
22 National Fuel Gas, more specifically, circa 1980 to
23 1998, and more specifically, this conduct, alleged
24 conduct of the backdating of stock options, letters
25 that were subject to the attorney/client privilege,

1
2 the disclosure of information which has been deemed
3 to be privileged, and things to that effect.
4 I know of no other meaningful way to try to put
5 an end to what has been an extensive proceeding and
6 to ensure that this matter gets put behind you and
7 gets puts behind the people at National Fuel Gas so
8 that they can go on with the business of running
9 National Fuel Gas, and you can go on -- and you can
10 go on with the business of trying to put your
11 professional and personal life in order.
12 In shorthand, you have to put this behind you.
13 And if you don't put it behind you, you're going to
14 have continued difficulty with this Court or with --
15 or with other Courts. And I'm aware you have serious
16 difficulties across the street with Justice Skretny,
17 I don't know the particulars, but I'm aware that
18 you've got issues over there that you're going to
19 have to deal with. That's not of any particular
20 importance to me, other than that I have notice of
21 that, but you have to -- you have to regroup
22 personally and professionally, and my sentence is
23 designed to assist you in doing that, whether you see
24 it that way or not.
25 Finally, I want to make this crystal clear, if

you fail to fulfill any condition of this sentence, and I mean any condition, you don't do the community service, you don't do the counseling, you don't take the medication if it's prescribed by the physician, you don't divest yourself of your National Fuel Gas holdings, you violate the gag order that I'm imposing on you, I will have no reluctance to incarcerate you for whatever period of time may be prescribed by law, and I will do so. It's up to you.

You have to determine, when you leave this courtroom this morning and you return to the sanctity of the people who love you and of the people that you love, of your family, your friends, and your support group and your community, how you want to conduct your life. It is not up to me, it is not up to Mr. Jay, it is not up to Mr. Vilardo, it is up to you. Therefore, I wish you good luck in terms of complying with the sentence of this Court; however, I do want to make it clear, because I don't want any misunderstanding on this, should you be required to appear in front of me -- and I want you to prove Mr. Vilardo wrong, I want you to prove him wrong, that you're not going to be before this Court again on any future occasion. Show him he's wrong, and show him

1
2 he's wrong by complying with my sentence. If he
3 isn't wrong, and you fail to fulfill any condition or
4 you violate any condition, and I'm talking
5 specifically about the gag order, but all of the
6 conditions, I will incarcerate you as sure as I'm
7 sitting here this morning on the 19th of December,
8 2002 at 11:10 a.m. I will make no hesitation about
9 doing it,. I will do so reluctantly, I will do so
10 with great sadness, but I will do it, rest assured.
11 But I don't want to do that. I want you to fulfill
12 the sentence.
13 The sentence has elements to it which are
14 therapeutic. I believe that is the appropriate
15 sentence. It has financial sanctions, as it should
16 have, given the great expense that National Fuel Gas
17 has had to go through to prosecute the various
18 contempt proceedings before this Court, and let's not
19 lose sight of that. Yes, we can say it's only money,
20 but it's money that maybe wasn't available for
21 research and development, or money that wasn't
22 available to give raises. Who knows? Who knows
23 where that money might have gone? Or money that
24 might have gone for a dividend. You're a
25 shareholder, it might have gone to the shareholders.

1
2 Who knows? But that's not what the this sentence is
3 about, okay.
4 This sentence is designed to be just to you, and
5 that's what I've tried to do in thinking through what
6 is an appropriate sentence, given the gravamen and
7 the substance of the charges which resulted in your
8 adjudication of criminal and civil contempt. So I
9 ask you to reflect on the sentence over the holidays,
10 and I ask you to reflect upon it and then I ask you
11 to fulfill it. It's up to you, Mr. Lee, it's not up
12 to me. But I want to give you fair warning that I
13 mean it, and I want to do it in open court, and I
14 want to do it in front of the world on the record,
15 because I don't want any misunderstandings if you're
16 brought before me again as to what I will do. I
17 don't want any misunderstandings, oh, he'll let that
18 slide, don't worry about it, he's soft, he wouldn't
19 have the guts. Don't test me. Don't. I've already
20 told you I will, and I will. I think the lawyers
21 know me pretty well. If I say I'm going to do
22 something, I'll do it.
23 Sentencing you to a term of imprisonment on the
24 charges that were before me would have been the easy
25 thing to do. I've done a difficult thing here

1
2 today. It would have been very easy for me to do it,
3 but I chose not to do that, because I'm here to
4 administer justice, and I'm here to be fair, and I'm
5 here to be reasonable. That's why we have judges.
6 So I ask you to think about what -- I ask you to
7 think about the sentence, but I also ask you to think
8 about what I'm saying to you, so that if there's a
9 problem later, you know what's coming. Again, it's
10 up to you. That completes the sentence of the Court.
11 MR. JAY: Your Honor, may Mr. Vilardo and I
12 approach?
13 THE COURT: I'm going to request Mr. Schmidt
14 modify the order that he submitted to me consistent
15 with the sentence of the Court, so that for appeal
16 purposes, it is clear what the order of the court
17 is. Mr. Vilardo.
18 (Discussion off the record.)
19 THE COURT: Let the record reflect there was an
20 off-the-record colloquy with counsel. I would like
21 the record to reflect that, consistent with statutory
22 authority, Mr. Lee is assessed a $110 surcharge to be
23 paid to the Erie County Clerk. Additionally, in
24 connection with the imposition of the criminal
25 sanctions, $17,500, that fine is not to be paid to

National Fuel Gas, it is to be paid to the County of Erie as a fine. Additionally, Mr. Lee, I hereby advise you that you have 30 days in which to appeal this sentence by serving notice of appeal should you so choose.

MR. VILARDO: Judge, I think that the criminal fine that you imposed was 7,500. The civil --

THE COURT: 7,500. I'm sorry. I misspoke, I wasn't looking at my notes. The $7,500 fine for criminal contempt is to be paid to the County of Erie. Do you have anything further, Mr. Vilardo?

MR. VILARDO: No, Your Honor.

THE COURT: Anything further, Mr. Jay?

MR. JAY: No, Judge.

THE COURT: Would you gentlemen approach?

MR. JAY: Certainly.

(Discussion off the record.)

THE COURT: There being no further proceedings, this Court stands adjourned.

* * *

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2 C E R T I F I C A T I O N
3
4
5 I certify that the foregoing is a correct transcription
6 of the proceedings recorded by me in this matter.
7
8 Sheila O'Sullivan Thie
SHEILA O'SULLIVAN THIE, RPR
9 Official Court Reporter.
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EXHIBIT B

STATE OF NEW YORK
SUPREME COURT : COUNTY OF ERIE

DATA-TRACK ACCOUNT SERVICES, INC.,
HIGHLAND LAND & MINERALS, INC.,
HORIZON ENERGY DEVELOPMENT, INC.,
NATIONAL FUEL GAS COMPANY,
NATIONAL FUEL GAS DISTRIBUTION CORPORATION,
NATIONAL FUEL GAS SUPPLY CORPORATION,
NATIONAL FUEL RESOURCES, INC.,
NIAGARA INDEPENDENCE MARKETING COMPANY,
LEIDY HUB, INC.,
SENECA INDEPENDENCE PIPELINE COMPANY,
SENECA RESOURCES CORPORATION,
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS, INC.

Plaintiffs,

vs.

CURTIS W. LEE,

Defendant.

CERTIFICATION

Index No.:
1999-960

UNDER SEAL

I, John G. Schmidt Jr., an attorney admitted to practice in the State of New York, certify that the annexed decision is a true and correct copy of the decision published in the official New York State reporter.

Dated: Buffalo, New York
October 5, 2007

PHILLIPS LYTLE LLP

By 
John G. Schmidt Jr., Esq.
Attorneys for Plaintiff
Suite 3400
One HSBC Center
Buffalo, New York 14203-2887
Telephone No.: (716) 847-8400

mance under the agreement was subject to the condition precedent that DCMC must approve plaintiff's application to operate the franchise. Because DCMC did not grant such approval, defendants' duty to perform under the contract never arose (*see Merritt Hill Vineyards v Windy Hgts. Vineyard*, 61 NY2d 106, 112 [1984]; *Preferred Mtge. Brokers v Byfield*, 282 AD2d 589, 590 [2001]; *see generally Oppenheimer & Co. v Oppenheim, Appel, Dixon & Co.*, 86 NY2d 685, 690 [1995]). Furthermore, defendants established that under the clear terms of the agreement, they did not make material misrepresentations nor breach any warranties. Plaintiff failed to submit evidentiary proof in admissible form to raise a triable issue of fact in opposition, and thus the cross motion should have been granted.

In light of our determination, we have not considered defendants' remaining contentions. Present—Scudder, J.P., Kehoe, Martoche, Smith and Hayes, JJ.

109 Stella Kondo-Dresser, Appellant, v Buffalo Public Schools et al., Respondents. [794 NYS2d 768]—

Libel and Slander—Privilege—Qualified Privilege—Malice
Torts—Intentional Infliction of Emotional Distress

Appeal from an order of the Supreme Court, Erie County (Joseph D. Mintz, J.), entered March 11, 2004. The order granted defendants' motion to dismiss the complaint for failure to state a cause of action.

It is hereby ordered that the order so appealed from be and the same hereby is unanimously modified on the law by denying the motion in part and reinstating the first cause of action against defendants Buffalo Public Schools and Fatima Morrell, individually and as principal of Buffalo Public School No.31, and as modified the order is affirmed without costs.

Memorandum: Plaintiff commenced this action seeking damages for defamation and intentional infliction of emotional distress. According to plaintiff, defendant Fatima Morrell, individually and as principal of Buffalo Public School No.31, made defamatory statements in her performance evaluation of plaintiff, a special education teacher for defendant Buffalo Public Schools (School).

We agree with plaintiff that Supreme Court erred in granting that part of defendants' motion seeking dismissal of the first cause of action, for defamation, against Morrell and the School, and we therefore modify the order accordingly. "A privileged communication is one which, but for the occasion on which it is uttered, would be defamatory and actionable" (*Park Knoll Assoc. v Schmidt*, 59 NY2d 205, 208 [1983]). A qualified privilege

applies "where the communication is made to persons who have some common interest in the subject matter" (*Foster v Churchill*, 87 NY2d 744, 751 [1996]; *see Liberman v Gelstein*, 80 NY2d 429, 437 [1992]; *Kilcoin v Wolansky*, 75 AD2d 1, 6 [1980], *affd* 52 NY2d 995 [1981]). The defense of qualified privilege is defeated by a showing that the defendant spoke with malice, i.e., where it is shown that "the motivation for making such statements was spite or ill will (common-law malice) or [that] the statements [were] made with [a] high degree of awareness of their probable falsity (constitutional malice)" (*Foster*, 87 NY2d at 752 [internal quotation marks omitted]; *see Liberman*, 80 NY2d at 437-438). Here, Morrell was protected by a qualified privilege in communicating the performance evaluation to defendant Marion Cañedo, the Superintendent of the School (*see Stukuls v State of New York*, 42 NY2d 272, 278-279 [1977]). We conclude, however, that the complaint contains sufficient allegations that Morrell acted with malice in making the alleged defamatory statements to withstand that part of defendants' motion seeking dismissal of the defamation cause of action against Morrell and the School, her employer (*see id.* at 280-283). We reject defendants' contention that all of the statements were inactionable opinion (*see generally Steinhilber v Alphonse*, 68 NY2d 283, 289 [1986]).

Contrary to plaintiff's contention, however, the court properly granted that part of defendants' motion seeking dismissal of the second cause of action, for intentional infliction of emotional distress. The statements made by Morrell in plaintiff's performance evaluation were "not so outrageous in character and so extreme in degree that they are utterly intolerable in a civilized community" (*Harville v Lowville Cent. School Dist.*, 245 AD2d 1106, 1107 [1997], *lv denied* 92 NY2d 808 [1998]; *see Sclar v Fayetteville-Manlius School Dist.*, 300 AD2d 1115 [2002], *lv denied* 99 NY2d 510 [2003]; *Doe v County of Wayne*, 261 AD2d 950 [1999]). Present—Scudder, J.P., Kehoe, Martoche, Smith and Hayes, JJ.

110 Data-track Account Services, Inc., et al., Respondents-Appellants, v Curtis W. Lee, Appellant-Respondent. [796 NYS2d 206]—

Injunctions—Permanent Injunction.—In action in which plaintiffs were granted permanent injunction enjoining defendant from disclosing confidences and secrets he obtained during his employment as attorney for plaintiffs, order at issue placed unconstitutional prior restraint on defendant's freedom of speech since it went beyond what was necessary to protect "Plaintiffs' Property" from injury or interference by defendant; language in prior order, which remained in effect, adequately protected plaintiffs from disclosure of information that defendant acquired through his employment as

plaintiffs' attorney—court improperly sentenced defendant to 300 hours of community service and course of psychiatric treatment; court was without authority under Judiciary Law to impose sentence including community service and psychiatric treatment for either civil or criminal contempt.

Appeal and cross appeal from an order of the Supreme Court, Erie County (Joseph G. Makowski, J.), entered April 16, 2003. The order, among other things, held defendant in civil and criminal contempt for multiple violations of seven orders, permanently enjoined defendant from engaging in certain conduct and sentenced defendant.

It is hereby ordered that the order so appealed from be and the same hereby is unanimously modified on the law by vacating the eighth ordering paragraph and as modified the order is affirmed without costs.

Memorandum: On a prior appeal in this action, we affirmed an order that, inter alia, granted that part of plaintiffs' motion for a permanent injunction enjoining defendant from disclosing confidences and secrets he obtained during his employment as an attorney for plaintiffs (*Data-Track Account Servs. v Lee*, 291 AD2d 827 [2002], *lv dismissed* 98 NY2d 727 [2002], *rearg denied* 99 NY2d 532 [2002]). That order described the material protected from disclosure as "Plaintiffs' Property," which was defined as "any and all records, documents and confidential or secret information . . . that were obtained by, prepared by, or became known to defendant as a result of his employment by plaintiffs or his internal and external complaints . . . , except those items which are specifically identified in . . . [the] [o]rder . . . that are also publicly[ ] available and acquired by defendant in his role as a shareholder or [ratepayer]." Defendant now appeals and plaintiffs cross-appeal from an order holding defendant in civil and criminal contempt for multiple violations of seven orders of Supreme Court, permanently enjoining defendant from engaging in certain conduct and sentencing defendant to, inter alia, 300 hours of community service. In particular, the order appealed from, in its eighth ordering paragraph, enjoins defendant "from disclosing, disseminating, copying, distributing, extracting or compiling information from, or otherwise using any records, documents or information regarding [plaintiffs] or his former employment with [plaintiffs], except to the extent that any such activity relates exclusively to (a) his gas bills, (b) his utility service, (c) his . . . retirement benefits, or (d) this action (but only as necessary to defend himself in this action to the extent that defendant fully complies with the court's injunctive, sealing and protective orders)."

We agree with defendant that the eighth ordering paragraph places an unconstitutional prior restraint on defendant's freedom of speech. While a prior restraint on speech, such as an injunction, may be obtained "where restraint becomes essential to the preservation of a business or other property rights threatened by tortious conduct in which the words are merely an instrument of and incidental to the conduct" (*Trojan Elec. & Mach. Co. v Heusinger*, 162 AD2d 859, 860 [1990]) and are calculated to injure a party's property or interfere with a recognized interest in privacy (*see Ansonia Assoc. Ltd. Partnership v Ansonia Tenants' Coalition*, 253 AD2d 706, 707 [1998]), in this instance the order goes beyond what is necessary to protect "Plaintiffs' Property" from injury or interference by defendant. The language in the prior order, which remains in effect pursuant to the seventh ordering paragraph of the order appealed from, adequately protects plaintiffs from disclosure of information that defendant acquired through his employment as plaintiffs' attorney. We therefore modify the order appealed from by vacating the eighth ordering paragraph.

We further conclude that the court improperly sentenced defendant to 300 hours of community service and a course of psychiatric treatment. Judiciary Law § 751 (1) provides that punishment for criminal contempt "may be by fine, not exceeding one thousand dollars, or by imprisonment, not exceeding thirty days, . . . or both, in the discretion of the court." Judiciary Law § 770 similarly authorizes a fine, imprisonment or both as punishment for civil contempt. Thus, the court was without authority under the Judiciary Law to impose a sentence including community service and psychiatric treatment for either civil or criminal contempt (*see Pitterson v Watson*, 299 AD2d 467, 468 [2002]; *Couture v Garland*, 105 AD2d 1158, 1159 [1984], *appeal dismissed* 64 NY2d 1040 [1985]). However, given that defendant has apparently satisfied those parts of his sentence, any issue with respect to them is now moot (*see People v Allen*, 7 AD3d 880, 881 [2004]; *People v Meli*, 142 AD2d 938, 939 [1988], *lv denied* 72 NY2d 921 [1988]; *see also People v Benson*, 6 AD3d 1173 [2004], *lv denied* 3 NY3d 636 [2004]).

We have reviewed the remaining contentions of defendant and conclude that they are without merit. Present—Pigott, Jr., P.J., Gorski, Pine and Lawton, JJ.

111 Renita Howell, Appellant, v Trevor D. Holloway, Respondent. [794 NYS2d 259]—

Insurance—No-Fault Automobile Insurance—Serious Injury.—Based on objective measurements of plaintiff's limitation of movement as well as subjective complaints of severe, continuous pain, plaintiff raised issues of fact whether she suffered significant limitation of use, and permanent consequential limitation of use, of her cervical spine and shoulder—also, plaintiff missed at least

EXHIBIT 11



A note from...

Robert

30 April 2003

Dear Rolland -

The enclosed is for your records
Please call me if you have
questions at 716 874-2473

Best Regards
Bob





City&Region

STATE SUPREME COURT

Lee given new gag order

By MICHAEL BEEBE
News Staff Reporter
4/19/2003

Curtis W. Lee, the fired National Fuel Gas Co. executive who has devoted his life to making executives at the utility uncomfortable, has been hit with a new gag order that all but forbids him from uttering National Fuel's name.

An attempt by Lee's attorney to get an appellate division justice to stay the new order was rejected Thursday by Justice Samuel L. Green of State Supreme Court.

"Curt has to be very, very careful about saying the magic words," his attorney, David G. Jay, said without mentioning National Fuel.

The gag order came Wednesday as Justice Joseph G. Makowski issued his final order in the contempt case in which he found Lee guilty of 70 counts of contempt of court, 35 of them criminal.

Makowski spared Lee from jail at a Dec. 19 sentencing, but gave him a controversial sentence of probation that forced him to seek psychiatric treatment, take psychoactive drugs if prescribed, perform 300 hours of community service and comply with a gag order.

That gag order, Makowski said at the sentencing, was issued to prevent Lee from "discussing, disclosing, writing, disseminating or otherwise speaking on the subject of your employment at National Fuel Gas, including your allegations that certain executive officers may have backdated stock options or engaged in other ancillary conduct" that Lee believed violated the law.

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The new gag order, however, goes far beyond that.

Lee is now barred from saying or writing anything about National Fuel except relating to his gas bill, utility service, National Fuel pension, or defending himself in the lawsuit National Fuel filed against him.

"I'm disappointed that Justice Makowski is totally ignoring the state and federal constitution in regards to my rights to free speech," Lee said before Thursday's court session, which he did not attend because he is out of town.

Since he was sentenced in December, Lee appears to have refrained from mentioning the past allegations that got him in trouble. Lee, a lawyer, was found to have violated attorney-client privilege by making his accusations against company executives. He was found in contempt for ignoring orders to stop making the allegations.

But Lee, while not mentioning his past employment, has since sent out a new round of letters complaining about National Fuel to various community leaders, National Fuel's outside directors and newspaper letters columns.

National Fuel spokeswoman Julie Coppola Cox said Friday that the courts have consistently backed the company's position.

"The courts are very aware of his constitutional rights and what has taken place already," she said. "We're hopeful he will now move from this and that the matter will be brought to a close."

In the recent letters, Lee has complained about compensation to retired National Fuel executive Bernard J. Kennedy that he said will eventually total $67 million; said National Fuel was bluffing about moving out of Western New York if it didn't get tax benefits; and has filed Freedom of Information requests seeking court documents on the state Public Service Commission's case against National Fuel in the death of an elderly woman whose heat was turned off by the utility.

Lee estimates he has lost $1 million in legal fees, fines and lost income over his four-year battle. And although National Fuel has never divulged its costs, Lee has estimated the utility has spent at least $2 million.

Lawyers from Phillips, Lytle, Hitchcock, Blaine & Huber, which has prosecuted the case for National Fuel, argued to the judge that Lee continues to violate court orders. National Fuel repeatedly has sought Lee's incarceration.

e-mail: mbeebe@buffnews.com

Robert A. Belfield
7537 Teaticket Court
Jacksonville FL 32244
904 - 594 - 6192
February 7, 2005

National Fuel Gas Company
Outside Directors

Dear sirs:

I am enclosing for your review a public decision of the appellate court in the Lee – NFG litigation. This decision vacates NFG's judgment against Curtis Lee, but lets NFG reapply. The judgment here vacated is the judgment that NFG used to compel the sale, for $86,000 less various fees, of Curtis Lee's house in Buffalo, which he owned for 24 years. The amount of the judgment was $73,461.97. The proceeds of the sale are held by a receiver.

NFG will now not be able to obtain those proceeds.

The sad thing is that NFG's attorneys, Phillips Lytle, win by losing. (As usual, everyone else loses.) Over the last year, Phillips Lytle has surely billed NFG $25 – 75,000 in defending the $73,461.97 judgment on appeal. Appeals take a lot of paper, a lot of research, and a lot of time. Every penny that NFG spent, it now turns out, was wasted, because Phillips Lytle, or NFG's general counsel, of probably both, erroneously convinced NFG to request Justice Makowski that there be no hearing. Yet Phillips Lytle and NFG's general counsel get paid, despite their stupid mistakes.

Now Phillips Lytle will probably be hired by NFG management to waste additional large sums before the new judge, Eugene Fahey, to attempt to justify its exorbitant fees.

I suggest to you that you ask management for a copy of Curtis Lee's appeal briefs here, which were prepared in the summer of 2004. You can then see for yourself what kind of lawyers you have in Phillips Lytle. When you hire bad lawyers, and their efforts are rejected by the appellate courts, because they rightly have little credibility, you, not they, are the ones who pay.

Mr. Lee's appeal of the order dated April 15, 2003, which is public (I was there when Justice Makowski made his verbal rulings), is scheduled for oral argument this April. Given Curtis Lee's partial victory this month, and given the obvious unconstitutionality of the order, it is likely that Curtis Lee will win there too. Then you will find that the $100,000 or so that NFG spent on that appeal likewise will have been wasted. You will also then find that the $500,000 or so that NFG spent between 2001 and 2003 in trying to punish Lee and obtain that order, was also wasted. Most of that $600,000 was spent on – guess who – Phillips Lytle!

NFG is being played by Phillips Lytle. It has been played by them for years. There are better and more ethical lawyers you can hire. Isn't it time for you to wise up?

Sincerely yours,



Robert A. Belfield

Enclosure

SUPREME COURT OF THE STATE OF NEW YORK
Appellate Division, Fourth Judicial Department

1512

CA 03-01606

PRESENT: PIGOTT, JR., P.J., PINE, KEHOE, AND GORSKI, JJ.

DATA-TRACK ACCOUNT SERVICES, INC., HIGHLAND LAND & MINERALS, INC., HORIZON ENERGY DEVELOPMENT, INC., NATIONAL FUEL GAS COMPANY, NATIONAL FUEL GAS DISTRIBUTION CORPORATION, NATIONAL FUEL GAS SUPPLY CORPORATION, NATIONAL FUEL RESOURCES, INC., NIAGARA INDEPENDENCE MARKETING COMPANY, LEIDY HUB, INC., SENECA INDEPENDENCE PIPELINE COMPANY, SENECA RESOURCES CORPORATION, UPSTATE ENERGY, INC., AND UTILITY CONSTRUCTORS, INC., PLAINTIFFS-RESPONDENTS,

V — MEMORANDUM AND ORDER

CURTIS W. LEE, DEFENDANT-APPELLANT.

CURTIS W. LEE, DEFENDANT-APPELLANT PRO SE.

PHILLIPS LYTLE LLP, BUFFALO (KENNETH A. MANNING OF COUNSEL), FOR PLAINTIFFS-RESPONDENTS.

Appeal from a judgment of the Supreme Court, Erie County (Joseph G. Makowski, J.), entered October 22, 2002. The judgment granted plaintiffs' motion to the extent that it sought attorney's fees and disbursements and awarded plaintiffs the amount of $73,461.97.

It is hereby ORDERED that the judgment so appealed from be and the same hereby is unanimously modified on the law by vacating the amount awarded and as modified the judgment is affirmed without costs, and the matter is remitted to Supreme Court, Erie County, for further proceedings in accordance with the following Memorandum: Supreme Court properly granted plaintiffs' motion to the extent that it sought attorney's fees and disbursements incurred by plaintiffs "as a result of[, inter alia,] defendant's contempt of court and plaintiffs' efforts to defend on appeal the Court's Order of Contempt, Summary Judgment and Sanctions, and Permanent Injunction" in *Data-Track Account Servs. v Lee* (291 AD2d 827, *lv dismissed* 98 NY2d 727, *rearg denied* 99 NY2d 532). "Judiciary Law § 773 permits recovery of attorney's fees from the offending party by a party aggrieved by the contemptuous conduct" (*Children's Vil. v Greenburgh Eleven Teachers' Union Fedn. of Teachers, Local 1532, AFT, AFL-CIO*, 249 AD2d 435, 435; *see Costanza v Costanza* [appeal No. 2], 213 AD2d 1043, 1044). "The intent of that section is to indemnify the aggrieved party for costs and expenses incurred as a result of the contempt," and thus the

reasonable attorney's fees and disbursements incurred by plaintiffs in defending the appeal from the order of contempt are recoverable as "a 'direct product of the contempt proceeding'" (*Children's Vil.*, 249 AD2d at 435-436), as are the reasonable attorney's fees and disbursements incurred by plaintiffs with respect to the fee application itself (*see generally Podhorecki v Lauer's Furniture Stores*, 201 AD2d 947). Thus, the court properly awarded plaintiffs attorney's fees and disbursements incurred with respect to the fee application as well.

We agree with defendant, however, that the court erred in granting plaintiffs' motion to the extent of awarding plaintiffs attorney's fees and disbursements without conducting a hearing to determine the amount of reasonable attorney's fees and disbursements to which plaintiffs are entitled (*cf. Blum v Stenson*, 465 US 886, 892 n 5; *Podhorecki*, 201 AD2d at 947). Thus, we modify the judgment accordingly, and we remit the matter to Supreme Court for a hearing to determine that issue.

Entered: February 4, 2005

JoAnn M. Wahl
Clerk of the Court

Supreme Court
APPELLATE DIVISION,
Fourth Judicial Department,
Clerk's Office, Rochester, N.Y.

I, JOANN M. WAHL, Clerk of the Appellate Division of the Supreme Court in the Fourth Judicial Department, do hereby certify that this is a true copy of the original order, now on file in this office.


SUPREME COURT APPELLATE DIVISION
FOURTH DEPARTMENT

IN WITNESS WHEREOF, *I have hereunto set my hand and affixed the seal of said Court in the City of Rochester, New York, this* FEB 04 2005

JoAnn M. Wahl
Clerk

RECEIVED
2001 OCT 15 PM 12: 24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act, Rule 14a-8(h) (3)

Robert A. Belfield
7537 Teaticket Ct.
Jacksonville FL 32244
904 – 594 – 6192
October 10, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re: My 2007 Shareholder Proposal submitted to National Fuel Gas Company (ticker: NFG)

Dear sirs/madams:

I enclose 6 copies of this submission.

On October 8, I received an approximately 300 page submission from NFG to the SEC, dated October 5, 2007. ("NFG Submission") The NFG Submission no doubt cost the long-suffering shareholders of NFG thousands of dollars. In it, NFG seeks your permission to exclude my shareholder proposal dated August 10, 2007 from NFG's next proxy statement.

My 2007 proposal, which both I and NFG have previously provided to the SEC (and which is part of the attachment), is simple – it seeks to give NFG stockholders certain rights to express their approval or disapproval of executive compensation. It is similar to proposals that have succeeded at, or obtained much support at, other companies. See my proposal for details.

I never submitted this proposal to NFG before. Nor has anyone else, to my knowledge.

Before getting into detail as to why my proposal should be permitted, I would like to note that NFG has been, and is, controlled by criminals. Philip Ackerman, current CEO of NFG, and his predecessor, Bernard Kennedy, both engaged in and benefited from a variety of criminal activities, including the backdating of stock options. These actions are detailed in a series of articles in the Buffalo News, beginning March 18, 2001, and continuing through 2006. Since these are public documents, and since the SEC can access these articles, I will not enclose them.

In light of this, the NFG efforts should be viewed with great suspicion. Further, given the importance of shareholder democracy, and all the perjury and misconduct that was involved in NFG's multimillion dollar efforts to protect Mr. Kennedy and Mr. Ackerman from indictment, NFG's efforts here should be viewed with even greater suspicion. NFG is a bad company, controlled by bad people, and my opinion here is based on the facts and the public record.

Further, I have submitted shareholder proposals to NFG for years. NFG has not even sought to exclude them before, despite the history NFG alludes to. Note also that the text of my 2007 proposal says nothing about my personal feelings towards NFG's management. Thus, there is no issue of personal grievance, and my 2007 proposal cannot be rejected on this basis.

Rebuttal to certain NFG points

A large part of the NFG Submission constitutes an attack on Curtis W. Lee. NFG's distorted allegations should not be taken at face value, for several reasons. First, they obscure

BEST AVAILABLE COPY

the full context of the matter. See the several Buffalo News articles. Second, they fail to note that NFG spent at least $5 million over the years to obtain the results it wanted. Third, one of the judges that NFG relied on was feted at a dinner honoring her, organized and funded by NFG and its counsel, yet the same NFG counsel shamelessly sought her aid against Lee. This was highly unethical, and a much-noted judicial disgrace. Fourth, the amount of perjury involved in the lawsuits is vast. Garbage in, garbage out, as the cliché goes.

Frankly, ask around in Western New York. Most people there think that Mr. Lee is a hero, and that NFG management is corrupt or worse.

Further, the NFG Submission is sloppy. Mr. Lee worked for NFG for 18 years and 4 months, as Mr. Peterson notes in making the NFG Submission. Anyone can see that this is approximately 18 years, not "approximately 19 years". Mr. Peterson has earlier been criticized for little lies like this, yet he just keeps on doing it.

NFG states, heaven forbid – I might write like Mr. Lee!!! Couples often write and act in similar ways. So what? I have a masters degree – I know how to write a letter without seeking assistance from others.

NFG then misstates the facts about Mr. Lee supposedly giving me stock. NFG knows that I own 133 shares in my IRA. Most lawyers (such as Mr. Peterson) know that one person cannot give another person shares of stock that are held in an IRA, except in the event of death. Since Mr. Lee is alive, as I can readily see, what does this make Mr. Peterson?

In short, I have never been Mr. Lee's puppet. I can and do things myself, and resent the snide and arrogant suggestions on the part of NFG that the facts are otherwise.

Page 4 of the NFG Submission is false. Mr. Ackerman said that he would present my 2006 shareholder proposal at the 2007 Annual Meeting. See the enclosed Lee affidavit.

NFG also omits a key fact. All court orders referred to by NFG give NFG private rights, which are waivable unilaterally by NFG. New York State does not give a hoot whether or not Mr. Lee attends a NFG meeting. NFG always had the power to waive those rights and to permit Lee to present my 2006 proposal. Even the NFG affidavits appended to the NFG Submission admit that NFG could have waived its "rights", without prejudice, and could have thereby fostered corporate democracy. The fact that NFG did not waive any of its alleged rights shows that it places its alleged rights (secured via misconduct) over shareholder democracy. Or, to put it another way, NFG refused to lift a finger to promote shareholder democracy, thus attempting to subvert not only my rights, but those of all stockholders everywhere.

NFG lies to the SEC on page 5 of the NFG Submission – how was I supposed to know every facet of the voluminous litigation that NFG relies on, **when I am not a party to this litigation? NFG never gave me copies of these supposed court orders!** NFG conveniently fails to address these issues, as well as the fact that, as I am told, if someone is not a party to a court case, one cannot be bound by orders in that case, especially when those orders were never served on someone such as me. If the orders were served on Mr. Lee years ago – so what? Remember that NFG's lawyers, who submitted a legal opinion to you, have gotten about $5 million from NFG over the years, to harass Mr. Lee and to prevent the indictment of Mr. Kennedy and Mr. Ackerman. How impartial can they be?

And, how was I supposed to know that NFG would spend all that money taking the positions it has taken? Why would one expect corporate officers to waste so much effort trying to undercut my innocuous shareholder proposals?

Further, I was not aware in 2007 of any injunction entered 4 years ago. I may have once read a newspaper article about it – so what? Must I remember every detail of every newspaper article I read years ago? I don't have a copy of the injunction, except now they have given me one. Conveniently for NFG, this is after the fact. They did not give it to me years ago. Why should I be expected to remember its terms?

NFG misleads the SEC on another issue. NFG never excluded Lee from annual meetings as NFG alleges on page 5 of the NFG Submission. I know – I was there at all NFG annual meetings for many years, and only missed the 2007 one. Lee did not own shares of NFG common stock beginning some time in 2003 I believe, and therefore did not try to enter the NFG meetings. However, he traveled with me – my health has been dicey and I do not like to travel alone. So what?

Again, Mr. Peterson has lied to and mislead the SEC. (Should you not penalize him?)

Also, in reading authorities cited by NFG on page 6 of the NFG Submission, it appears to me that they are factually distinguishable. I made reasonable efforts to obtain the assistance of a person – Mr. Lee - who I knew was capable of presenting my 2006 shareholder proposal, at the February 2007 annual meeting of NFG stockholders. NFG had never previously told me that Mr. Lee would be denied entrance to an annual meeting (and they knew I had been sick – they could have written). Note that NFG fails to provide any such letters to the SEC., because they don't exist. Moreover, despite Mr. Peterson's attempts to lie to you, Mr. Lee had never been refused entrance to an annual meeting of stockholders after he ceased being a stockholder sometime in 2003. So why should I have guessed that NFG would take that position?

Further, as the Lee Affidavit indicates, and as I learned over the phone on February 15, 2007 (Mr. Lee called me then), Mr. Ackerman stated that he would present my proposal. That was fine with me once I learned about that. Obviously, some time after making this verbal concession on the spot to Mr. Lee, and before executing his later affidavit, Mr. Ackerman decided that he wished he had said something else. By making this verbal concession to Mr. Lee, Mr. Ackerman became my authorized representative, and clearly was qualified to present my stockholder proposal. I can hardly be faulted if he changed his mind, without telling me or Mr. Lee. However, once Ackerman changed his mind, it then became unfair for him to use this change to harm me, especially as he is a member of NFG management and thus stood to benefit.

Note that the Paula Ciprich affidavit (see especially paragraphs 5 and 6) indicates and concedes that Mr. Lee and I both believed that Mr. Ackerman was going to present my 2006 proposal at the February 15, 2007 Annual Meeting of NFG stockholders. This is a key admission against interest on the part of NFG management. Thus, how can NFG fairly assert that I failed to "present" my proposal without good cause, when I and Mr. Lee both thought that Ackerman was presenting it on my behalf? How could we have known that Mr. Ackerman would fink out? **Clearly, at the time, in early 2007, I used reasonable efforts to assure that my 2006 proposal was properly presented at the 2007 annual meeting of NFG stockholders.**

One more point – the Ackerman affidavit cites the injunctive language on which NFG's entire case is built. Note that Mr. Lee did not intend to exercise any rights and privileges regarding his NFG shares – he had no shares in 2007. Mr. Lee only acted as my agent, regarding

the 133 shares of NFG I have held for many years in my IRA. The language NFG cites was not, under any sensible reading of it, intended to stop me from using Mr. Lee, a competent man, as my agent and representative respecting my shares. Thus, I ask that the SEC not only rebuke NFG, but state clearly that, if I should be unable to attend another annual meeting of stockholders, which is possible given my health, and given NFG's sleaziness in locating its meetings in places where NFG does no business, that I can appoint Mr. Lee if I so choose.

NFG management tries to get around all this with the legal opinion I have already criticized. But remember, there has never been any state judicial opinion upholding NFG's interpretation of the injunctive language. The injunctive language, especially if read in the context of the facts, does not favor NFG management's position. But even if the SEC were to be confused about this issue, it is noteworthy that, despite the passage of many months, NFG has not attempted to obtain a judicial opinion in support of its position.

(I have NFG shares worth about $6,000, and see nothing that says that I have to provide a legal opinion to rebut that of NFG's tainted counsel, who I understand were rebuked repeatedly in state and federal court in their litigation with Mr. Lee. Ask Justice Fahey (state court) and Judge Skretny (federal court, Western District of New York) To take any other provision would, I think, make a mockery of the SEC's position favoring shareholder democracy.)

Finally, please understand this. Most of the litigation cited by NFG is sealed, and I have no access to it. NFG has cherry picked what it wants to, and for all I know has violated court orders in the process. I know that it has mislead the SEC. It would be unfair for the SEC to rely on what NFG says, in derogation of its own judgment and common sense, especially in light of all the public record that is critical of NFG management and its counsel.

Other facts re failure to personally attend the February 15, 2007 Annual Meeting of Stockholders.

These are not rebuttal points, but are needed as background. I have been ill for more than 6 years, and have received Social Security Disability benefits for years. I spent more than 3 months in the hospital and nursing facilities in 2006, and at the time of the 2007 annual stockholders meeting, I had a large and heavy oxygen concentrator at home, and was taking oxygen. Thankfully, since that time, I have been able to stop taking oxygen.

After I was released from my lengthy hospitalization etc., I submitted a shareholder proposal to NFG in August or September of 2006, which NFG published in the January 2007 proxy statement, and which it has provided to you as part of the NFG Submission. At the time I submitted the 2006 proposal, I had several hopes – that NFG might actually adopt it and thereby moot it, or that I would be healthy enough the following February (2007) to personally present the proposal. Since the 2006 annual meeting of NFG stockholders was in Florida, and I live in Florida, I was also hoping that the 2007 meeting would be in Florida, which would have made it possible for me to attend. Mr. Lee could have put the concentrator in my car (I could not lift it), and we could have driven to the meeting.

I have had periodic direct and indirect contact with NFG over the years. Because of these contacts, NFG's outside counsel, John Schmidt and Kenneth Manning, had been informed of my illness in 2006, and knew that I might have a difficult time attending any annual meeting if it were held in a cold and/or high elevation location. So, what did NFG do? They scheduled the 2007 annual meeting to be held in Park City Utah, a ski resort town, where NFG does no business

at all. Park City is snowy, has an elevation of about 7,000 feet, and is the last place a person having breathing problems should go. In fact, when Mr. Lee attempted to present my 2006 proposal at that meeting, it was subfreezing, and there was snow on the ground.

In my view, this scheduling decision was a sleazy one, and was designed to defeat my rights as a shareholder. For NFG to try to bootstrap its scheduling sleaziness into an excuse for excluding my current proposal is yet more sleaziness. The SEC should reject it, in no uncertain terms. And, the SEC should publicly rebuke and penalize NFG management. NFG has $4 billion in assets as it so proudly notes on its web site – only a large penalty would be "felt".

At any rate, once I learned, in January 2007, that NFG had chosen a location I could not attend, I was in a dilemma. I know no one in Utah, and I know of no one in the business of attending shareholder meetings. The only person I knew of who could and would attend the meeting for me was my companion, Curtis W. Lee.

(I did not have copies of the court orders NFG relies on, I did not remember the details NFG says I should have remembered, nor did I have reason to anticipate that NFG would take the ridiculous position it ended up taking. Why would anyone expect NFG to do what it did?)

Mr. Lee went to the hotel at which the February 15, 2007 annual meeting of NFG stockholders was held, and was not permitted into the meeting, even though he presented proof that he was my authorized representative for purposes of presenting my 2006 shareholder proposal. I was standing by, but NFG never phoned to ask for confirmation that the authorization was true, which of course it was. Thus, NFG knowingly and intentionally deprived me of my rights to have my authorized representative present my 2006 proposal. The details of what happened are set forth in Mr. Lee's affidavit, which is enclosed. A copy of my appointment letter, which Lee gave to NFG, is appended to that affidavit. Also appended thereto is a copy of my 2006 shareholder proposal, which was voluntarily published by NFG, and a copy of the letter from my doctor concerning my inability to go to Park City Utah in February 2007.

++

In short, NFG wastes your time, wastes stockholder assets, and exhibits its contempt for the SEC's policy in favor of shareholder democracy, via the NFG Submission. NFG easily and legally could have taken a pro-democracy position. Instead, NFG tries to exploit loopholes, and brazenly lies to you, in order to wholly undercut the purposes behind the SEC's rules.

NFG management has gotten away with crimes such as the backdating of stock options.

Therefore, I ask the SEC to rule that NFG must publish my 2007 shareholder proposal, in its next proxy statement. Further, as a person who has suffered major health problems, all of which are known to NFG, I truly resent NFG's cruel, wasteful and contemptuous actions, and believe that the SEC should penalize NFG management.

Please call if you have questions.

Sincerely yours,

Robert A. Batfield

Enclosure – Lee affidavit

Cc: James Peterson

2/28/07

STATE OF NEW YORK: SUPREME COURT
ERIE COUNTY

DATA - TRACK ACCOUNT SERVICES, INC.
HIGHLAND LAND & MINERALS INC.
HORIZON ENERGY DEVELOPMENT INC.
NATIONAL FUEL GAS COMPANY
NATIONAL FUEL GAS DISTRIBUTION CORP.
NATIONAL FUEL GAS SUPPLY CORP.
NATIONAL FUEL RESOURCES INC.
NIAGARA INDEPENDENCE MARKETING CO.
LEIDY HUB, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
SENECA RESOURCES CORPORATION
UPSTATE ENERGY INC., and
UTILITY CONSTRUCTORS INC.

Plaintiffs

Vs.

CURTIS W. LEE

Defendant

AFFIDAVIT OF
CURTIS W. LEE

Index No. 1999-960

I, Curtis W. Lee, being duly sworn, depose and say

1. I am Defendant in the above lawsuit. Plaintiffs, National Fuel Gas Company and subsidiaries, are corporations with assets totaling almost $4 billion.

2. Robert A. Belfield has been my companion, or life partner, for approximately 23 years. We have lived together for approximately 23 years. He has been a shareholder of National Fuel Gas Company ("NFG") for approximately 10 years, and perhaps longer. During that time, he has always owned at least 133 shares of NFG common stock (on a split adjusted basis).

3. In the summer of 2006, Mr. Belfield submitted a shareholder proposal ("Proposal") to NFG. The Proposal is very similar to a shareholder proposal he submitted to NFG in 2005, which was published in the next following NFG proxy statement, and was voted upon by NFG shareholders.

4. NFG published Mr. Belfield's Proposal in the first NFG proxy statement that followed its submission, I.e., in the NFG proxy statement dated January 12, 2007. Excerpts from said proxy statement, including the text of Mr. Belfield's Proposal, and the text of the NFG Board's

response to same, are appended hereto as Exhibit A.

5. Mr. Belfield has made several shareholder proposals to NFG in the past few years. In each of those years, he attended the annual meetings of NFG stockholders, in order to present those proposals. I know this because I accompanied Mr. Belfield on his travels to those meetings.

6. As can be seen from Exhibit A, NFG scheduled the 2007 Annual Meeting of Stockholders ("Meeting") for February 15, 2007, in Park City Utah.

7. Mr. Belfield and I learned of the scheduling and location of the Meeting shortly after the NFG 2007 proxy statement was made public.

8. Mr. Belfield was immediately concerned about the Meeting for a number of reasons. He had been hospitalized for more than 3 months in the summer of 2006, and was on oxygen. He remained on oxygen thereafter. I personally witnessed all of these things. Mr. Belfield knew that Park City was far away from our home - more than 2,000 miles away, in fact - and that it was a high altitude location - about 7,000 feet in elevation. He and I verified the elevation via the Internet. Ambient oxygen levels are reduced at high elevations, and are unhealthy for persons on oxygen.

9. In mid January 2007, Mr. Belfield spoke to a medical professional about whether or not he could safely attend the Meeting. He was advised over the telephone that he could not, and so informed me. Shortly thereafter, he received a letter from one of his doctors instructing him not to attend said Meeting. (Exhibit B)

10. Once Mr. Belfield learned that he could not and should not attend the Meeting, he requested me to do so in his stead, in order to present his Proposal. I agreed to do so.

11. Mr. Belfield formally appointed me his representative. See Exhibit C. I witnessed the execution and notarization of said document.

12. Under SEC Rule 14 a - 8, it is proper for the proponent of a shareholder proposal, such as Mr. Belfield, to appoint another person to attend a meeting of stockholders in his stead, in order to present a proposal on his behalf. Exhibit C complies with the intent and language of said rule.

13. Accordingly, I made plans to attend the Meeting, so that I could present the Proposal on Mr. Belfield's behalf. See Exhibit D for flight arrangements I made. See Exhibit E for proof of payment via charge card. (Certain irrelevant information is blacked out for privacy purposes.)

14. I flew to Salt Lake City and arrived there at about noon on Feb. 14, 2007. I rented a vehicle and spent the night in Salt Lake City.

15. In the morning of Thursday, Feb. 15, 2007, I drove from my hotel to Park City Utah and found the location of the hotel at which the Meeting was being held - the Lodges at Deer Valley.

16. I arrived at the Lodges at Deer Valley shortly after 9:00 a.m. I ascertained the location of the Meeting, which was on the second floor.

17. I went there, and saw Diane Hastreiter Beyer sitting at a desk. Nearby were signs indicating that this was the location of the Meeting. I presented to her the document appended hereto as Exhibit C ("Appointment"). She referred the matter to Anna Marie Cellino, secretary of NFG, and I gave the Appointment to her. I explained to Mrs. Cellino why Mr. Belfield was unable to attend the Meeting, and that he had appointed me his representative to present his Proposal.

18. Mrs. Cellino invited me to sit down and have some coffee while she spoke to Philip Ackerman, CEO of NFG, and her boss, about whether or not to honor the Appointment.

19. I have known all of the above NFG employees personally since the early 1980's.

20. Less than 5 minutes before the Meeting commenced at 10:00 a.m. on February 15, 2007, Mr. Ackerman told me that NFG would not honor Mr. Belfield's appointment of me as his representative, because Mr. Ackerman believed that I was not a proper representative. He opined that I was not permitted under New York court orders to act as said representative, but he also

acknowledged that NFG did not have to take this position, I.e., he acknowledged that any rights that NFG may have had were waivable. (David Smith, President of NFG, also agreed that any NFG rights were waivable.) Mr. Ackerman informed me that because of NFG's position, NFG would not permit me to attend the Meeting.

21. However, Mr. Ackerman then stated that he would present Mr. Belfield's Proposal, and that it would be voted upon. He stated this in the presence of Mrs. Cellino, Paula Ciprich and Ronald Tanski also. These three persons are NFG executives also, and have been personally known to me since the 1980's.

22. I then called Mr. Belfield, to inform him of these developments. He told me that, although he was unhappy, the important thing was that his Proposal would be presented and voted upon at the Meeting, and therefore he agreed that Mr. Ackerman could and should present his Proposal on his behalf, and to assure that it was voted upon. Mr. Belfield did not want me to make a scene and insist on attending the Meeting on his behalf, even though he felt that NFG's conduct was improper.

23. I informed Paula Ciprich of Mr. Belfield's position and decisions, at 10:08 a.m on February 15, 2007. Ms. Ciprich is NFG's General Counsel.

24. After the meeting concluded, Rolland Kidder, a NFG director who is personally known to me, and Mr. Ackerman, both told me that Mr. Ackerman had presented the Proposal, and that it was voted upon.

25. Exhibit E - 2 is the agenda for the Meeting, which document was prepared and made available by NFG. This document was available to all who desired it, prior to the commencement of the Meeting. Accordingly, I requested and obtained it.

26. Note that the agenda contemplated that Mr. Belfield would present his Proposal at the Meeting, and did not reserve to NFG any rights to block his use of a representative such as I to

present the Proposal on his behalf.

27. Subsequent to the Meeting, Mr. Belfield executed and sent to Philip Ackerman, CEO of NFG, a letter, a copy of which is appended hereto as Exhibit F. I witnessed such execution and mailing.

28. Despite the passage of more than one week, Mr. Ackerman has not replied to said letter (or no such reply has yet been received), as of 10:00 a.m. this morning.

29. I make this affidavit based upon my recollections of the Meeting and based upon notes I made on February 15, 2007, at the Lodges at Deer Valley, before, during and immediately after the Meeting.

Curtis W. Lee

Curtis W. Lee

Sworn to before me on February 28, 2007

FDL Shown

Notary Public, Florida, Duval County


LINDA SUE HO
Notary Public - State of Florida
My Commission Expires Aug 19, 2008
Commission # DD 348366
Bonded By National Notary Assn.

Exhibits to Affidavit of Curtis W. Lee sworn to on February 28, 2007

NATIONAL FUEL GAS COMPANY

Notice of Annual Meeting

and

Proxy Statement

Annual Meeting of Stockholders

to be held on

February 15, 2007

Exhibit A

NATIONAL FUEL GAS COMPANY
6363 MAIN STREET
WILLIAMSVILLE, NEW YORK 14221

January 12, 2007

Dear Stockholder:

We are pleased to invite you to join us at the Annual Meeting of Stockholders of National Fuel Gas Company. The meeting will be held at 10:00 A.M. local time on Thursday, February 15, 2007, at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah 84060. The matters on the agenda for the meeting are outlined in the enclosed Notice of Meeting and Proxy Statement.

So that you may elect Company directors and secure the representation of your interests at the Annual Meeting, we urge you to vote your shares. The preferred method of voting is by telephone as described on the proxy card. This method is both convenient for you and reduces the expense of soliciting proxies for the Company. If you prefer not to vote by telephone, please complete, sign and date your proxy card and mail it in the envelope provided. The Proxies are committed by law to vote your proxy as you designate.

If you plan to be present at the Annual Meeting, please respond to the question if you vote by telephone, or check the "WILL ATTEND MEETING" box on the proxy card. Whether or not you plan to attend, please vote your shares by telephone or complete, sign, date and promptly return your proxy card so that your vote may be counted. If you do attend and wish to vote in person, you can revoke your proxy by giving written notice to the Secretary of the meeting and/or the Trustee (as described on the first page of this proxy statement), and/or by casting your ballot at the meeting.

Coffee will be served at 9:30 A.M. and I look forward to meeting with you at that time.

Please review the proxy statement and take advantage of your right to vote.

Sincerely yours,

Philip C. Ackerman
Chairman of the Board of Directors,
and Chief Executive Officer

NATIONAL FUEL GAS COMPANY
6363 MAIN STREET
WILLIAMSVILLE, NEW YORK 14221

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

to be held on February 15, 2007

To the Stockholders of National Fuel Gas Company:

Notice is hereby given that the Annual Meeting of Stockholders of National Fuel Gas Company will be held at 10:00 A.M. local time on Thursday, February 15, 2007, at The Lodges at Deer Valley, 2900 Deer Valley Drive East, Park City, Utah 84060. At the meeting, action will be taken with respect to:

(1) the election of directors;

(2) the appointment of an independent registered public accounting firm;

(3) the approval of the Annual At Risk Compensation Incentive Program;

(4) the approval of amendments to the 1997 Award and Option Plan;

(5) the adoption of, if presented at the meeting, a shareholder proposal which the Board of Directors OPPOSES;

and such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on December 18, 2006, will be entitled to vote at the meeting.

By Order of the Board of Directors

Anna Marie Cellino
Secretary

January 12, 2007

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the meeting, and whatever the number of shares you own, please vote your shares by telephone as described on the proxy/voting instruction card and reduce National Fuel Gas Company's expense in soliciting proxies. Alternatively, you may complete, sign, date and promptly return the enclosed proxy/voting instruction card. Please use the accompanying envelope, which requires no postage if mailed in the United States.

New Plan Benefits Table

The 1997 Plan authorized the Compensation Committee to make awards within the limits contained in the 1997 Plan, including a limit on the number of shares available for such awards. The Compensation Committee has made no preliminary determinations on who would get how many awards under the 1997 Plan after the 2007 Annual Meeting. Information on option grants to the named executive officers during fiscal 2006 is contained in the Option Grants in Fiscal 2006 table on page 20 of this Proxy Statement. The following table contains additional information about grants of stock options under the 1997 Plan during fiscal 2006, the most recently completed fiscal year.

NEW PLAN BENEFITS

Name and Position	Dollar Value	Number of Units
Philip C. Ackerman Chief Executive Officer	$ 666,690	100,000
David F. Smith President and Chief Operating Officer	$ 366,845	55,000
Ronald J. Tanski Treasurer and Principal Financial Officer	$ 240,116	36,000
James A. Beck President of Seneca Resources Corporation until 7/1/06	$ 0	0
Dennis J. Seeley President of National Fuel Gas Distribution Corporation until 2/1/06	$ 0	0
James D. Ramsdell Senior Vice President of National Fuel Gas Distribution Corporation	$ 80,039	12,000
John R. Pustulka Senior Vice President of National Fuel Gas Supply Corporation	$ 80,039	12,000
All current executive officers as a group (9 persons)(1)	$1,677,480	251,500
All non-employee directors as a group (8 persons)	$ 0	0
All other employees who are not executive officers, including all current officers who are not executive officers, as a group(2)	$ 995,918	81,500

(1) The Company's executive officers are listed in the Company's 2006 Annual Report and Form 10-K which accompanies this Proxy Statement. All the Company's executive officers are eligible to receive awards under the 1997 Plan and therefore have a substantial interest in this matter.

(2) Reflects 65,500 options issued and valued at $6.6699/share "Grant Date Present Value;" and 16,000 restricted stock valued at $34.94/share (fair market value at grant date).

The Board of Directors recommends a Vote FOR the above proposal

5. SHAREHOLDER PROPOSAL

A shareholder (the "Proponent") has indicated that he or she will present the proposal set forth below for consideration by the shareholders at the Annual Meeting. The name, address and stock ownership of the Proponent will be provided by the Company's Secretary to any shareholder promptly upon receipt of any oral or written request. The affirmative vote of a majority of the votes cast on this proposal by the holders of Common Stock entitled to vote is required to adopt this proposal.

"The stockholders recommend that the Board undo the large increases in compensation payable to non-employee directors, and restore the compensation program in effect in fiscal 2003, for a minimum of 3 years, and that these changes occur effective beginning April 1, 2007. There is one exception — Committee chairmen would receive no extra compensation (and certainly not the excessive $7,500 per year now in effect) for service as such. This means that non-employee directors would receive the following annual compensation:

- Cash retainer of $20,000.
- Company common stock retainer of 1,200 shares.

- $1,500 per Board meeting attended.
- $1,200 per Board Committee meeting attended.
- $600 per special consultation at request of CEO.

Further, the stockholders recommend that any later increases in non-employee director compensation not be payable until after (if) directors are reelected.

My stockholder proposal is necessary for these reasons.

In December 2004, non-employee directors greatly increased their own compensation, without seeking stockholder approval. The annual cash retainer was increased by 30% to $26,000, and the compensation paid per Board and committee meeting was increased by 20% and 50% respectively, to $1,800. In fiscal 2005, the annual compensation of non-employee directors who attend 6 meetings of the Board (the number held in 2005) as well as 8 meetings of the Compensation Committee (the number held in 2005) was approximately $95,000, an outrageous amount for attending a few meetings and reading a few documents.

Some non-employee directors (e.g., Committee chairman) will receive more than $100,000 in fiscal 2006.

These figures are computed using a recent Company stock price of $37 per share.

Current compensation levels are even more outrageous when the following are considered:

- There is no public indication that anyone undertook any study justifying these large compensation increases. Further, there is no evidence that the Company has had difficulties attracting and retaining directors. After all, who wouldn't want to receive close to $100,000 per year for a few days' work?
- The Board has been derelict. It permitted Bernard Kennedy, recently retired CEO, to plunder the Company in the amount of approximately $67 million. (This is approximately the total value of the cash, benefits, stock, stock options etc. provided and promised to Kennedy respecting his time as Company CEO and retiree. These figures are derived from public filings.) Kennedy was paid $23 million (cash) in 2004 alone.
- The Board has been imprudent in maintaining and increasing executives' benefits, while the unfunded portion of executive and employee benefits exceeds $483 million (fiscal 2005 year end).
- As the Company's February 9, 2006 10-Q indicates (page 35), the Company recently settled allegations of fraudulent conduct, by paying a large sum.
- As the front page article in the July 2, 2006 edition of the Buffalo News indicates, the Company has its own stock option backdating scandal.

Thus, the directors allowed misconduct to flourish, were derelict in their duties, and don't deserve reelection much less such rich pay packages.

My Proposal will reduce waste and save the Company money, and should be approved."

Statement of the Board in Opposition to the Shareholder Proposal

Your Board of Directors recommends that you vote "AGAINST" this proposal. The proposal is unnecessary, unwise and is motivated by the personal grievances of the Proponent, who is the life companion of a disgruntled ex-employee who has repeatedly submitted similar proposals since 1998. This proposal is part of that ex-employee's long-running vendetta against the Company and certain of its officers and directors. In the course of that campaign, that ex-employee has violated numerous court orders, for which various courts have found him guilty of more than 80 counts of civil contempt of court and 35 counts of criminal contempt. Nevertheless, the rules of the SEC require us to include the Proponent's proposal and supporting statement.

If the Proponent's proposal had been in effect throughout fiscal year 2006, the total savings to the Company would have been less than $160,000, taken from among the seven individuals who served as outside directors in fiscal 2006. The Board's compensation is described on page 8 of this Proxy Statement.

Last year, the Proponent's almost identical proposal received only 9.7% of the votes cast on it. The recommendation of Institutional Shareholders Services (ISS) published on January 31, 2006 was to vote

against last year's proposal. ISS's recommendation noted that the Company's directors were paid less than the median of the director compensation for the peer group selected by ISS, and that "it appears that director compensation was not out of line with peers." The level of director fees for compensation of the Company's outside directors has not been changed since January 2005.

The compensation received by your outside directors was marginally increased effective January 1, 2005 after a review of the same peer group of 11 companies used for evaluating executive compensation (see the Report of the Compensation Committee on pages 14-17 of this Proxy Statement). In December 2004, the Company's outside directors were being paid below the median of the 11 companies in that peer group, ranking seventh among 11. The modest increase effective January 1, 2005 moved the Company up to sixth (exactly the median) among those 11 peer companies. Comparing to a wider group of publicly traded companies, in fiscal 2006 your outside directors were on average paid only 64% of the 2005 median compensation for directors of the 350 companies in the "Mercer 350."

Contrary to the Proponent's misconception, there are more than "a few days of work" involved in being a director of a publicly traded company in the post-Enron, post-Sarbanes-Oxley era. In fiscal 2006, the Audit Committee met nine times and the Compensation Committee met six times. One outside director attended seven board meetings and 18 committee meetings in fiscal 2006. Substantial preparation for these meetings and substantial potential liability are integral parts of public company board membership.

Your Board of Directors consists of individuals with many years of successful experience in various segments of the natural gas industry. Their skill, judgment and dedication are evidenced by the performance of the Company's stock as shown by the Corporate Performance Graph set forth on page 22 of this Proxy Statement. Much of their compensation is in the form of Company Stock which they must retain until after they leave the Board, and their holdings of Company Stock are set forth on pages 11-12 of this Proxy Statement. Their interests are aligned with the stockholders, and they are well worth the compensation they receive from the Company.

The Board of Directors recommends a vote "AGAINST" this proposal.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Directors, officers and greater-than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of information furnished to the Company, reports filed through the Company and/or written representations that no Form 5 was required, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and greater-than 10% beneficial owners were complied with during fiscal 2006, except as described below.

All of the Section 16(a) reports filed by director Rolland E. Kidder regarding transactions in fiscal 2005 and 2006 timely and accurately disclosed the total number of shares of Company stock owned by him. However, some filings have inadvertently contained errors in designating the respective number of shares held by him "directly" and "indirectly." SEC rules consider the Company stock held in the joint stock brokerage account maintained by Mr. Kidder and his wife to be "directly" owned by Mr. Kidder, and the Company stock registered in Mrs. Kidder's name or held in her stock brokerage account to be "indirectly" owned by Mr. Kidder. Mr. and Mrs. Kidder are a happily married couple who file joint tax returns and generally handle their finances as a joint pool of assets and expenses. Miscommunication among the stockbroker, Mr. Kidder and the Company personnel who prepare Mr. Kidder's 16(a) reports resulted in the necessary correction of some of his 16(a) reports, which are therefore considered not to have been filed "on a timely basis." Specifically, Mr. Kidder filed on December 28, 2006, Section 16(a) reports to report (i) the movement in 2005 of 8,500 shares from the joint account (direct) into Mrs. Kidder's account (indirect), and 2,165 shares from her account (indirect) into the joint account (direct), both considered "gifts" because no money or other consideration changed hands; and (ii) the correction of a report disclosing sale into the market of 1,500 indirectly owned shares in 2006, which was corrected to report that transaction as a sale of shares directly owned by Mr. Kidder.



College of Medicine
Department of Medicine
Division of Gastroenterology,
Hepatology and Nutrition
Section of Hepatology & Liver Transplantation

1600 SW Archer Road, RM M440
PO Box 100277
Gainesville, FL 32610-0277
352-392-7353 Phone
352-392-7393 Fax

January 18, 2007

Mr. Robert Belfield
7537 Teaticket Court
Jacksonville, FL 32244

Dear Robert:

You recently informed me that you are scheduled to attend a business meeting in Utah in February. I do not feel that you are medically able to travel to Utah at this time due to your current state of health, inclement cold weather conditions, and high altitude.

Please contact our office if you have any further questions.

Sincerely,



Consuelo Soldevila – Pico, MD
Professor of Medicine
University of Florida

Exhibit B

APPOINTMENT OF REPRESENTATIVE

Robert A. Belfield
7537 Teaticket Ct.
Jacksonville FL 32244
904 – 594 – 6192

I have owned 133 or more shares of the common stock of National Fuel Gas Company ("NFG") continuously for several years. I submitted a shareholder proposal to NFG in the summer of 2006, which NFG has published in the NFG proxy statement dated January 12, 2007. It was my intent, at the time of submitting my proposal, to present this proposal at the upcoming NFG Annual Meeting of Stockholders ("Meeting"), which is scheduled for February 15, 2007, and will be held in Park City Utah. This town is located approximately 2,300 miles distant from my home, and has an elevation of about 7,000 feet. NFG management chose the time and place of this Meeting.

Under Securities and Exchange Commission Rule 14a-8, I may designate a representative to present my shareholder proposal at the Meeting, on my behalf. This will entail the presence of my representative at the Meeting. I hereby exercise my rights under said rule, because it would be deleterious to my health to attempt to travel to said Meeting next month.

Consequently, I hereby appoint Curtis W. Lee, of 7537 Teaticket Court, Jacksonville FL 32244, as my representative, and hereby empower and authorize him, on my behalf, and as my representative, to attend said Meeting of NFG, and any adjournment thereof, to present my shareholder proposal at that Meeting, and any adjournment thereof, and take all actions necessary and incidental to these purposes, including but not limited to making statements in support of my shareholder proposal.

Robert A. Belfield

Sworn to before me on January 16th, 2007

FOL 34147614514 90

Notary Public, Duval County, Florida


Alfred J. Allen, III
MY COMMISSION EXPIRES
April 18, 2007
#DD197023
NOTARY PUBLIC, STATE OF FLORIDA

Exhibit C

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Exhibit D

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Discover Platinum Card Account Summary

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Closing Date: February 4, 2007

Account Number	[redacted]0310
Payment Due Date	March 3, 2007
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You may be able to avoid Periodic Finance Charges, see the reverse side for details.

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	Trans. Date	Post Date		
Payments and Credits	Jan 12	Jan 12	PAYMENT - THANK YOU	$ -294.22
	Jan 22	Jan 18	[redacted]	[redacted]
	Jan 24	Jan 24	PAYMENT - THANK YOU	-1,588.00
Award and Rebate Credits	Jan 28	Jan 28	REWARD REDEMPTION CREDIT	-40.00
Merchandise/Retail	Jan 10	Jan 10	WORLD MKT 00002311 ORANGE PARK FL	20.31
	Jan 15	Jan 15	[redacted]	[redacted]
	Jan 18	Jan 18	R[redacted]	[redacted]
	Jan 22	Jan 22	WALGREEN 00042788142 JACKSONVILLE FL	23.96
Gasoline	Jan 17	Jan 17	GATE 1178 JACKSONVILLE FL	23.00
	Jan 30	Jan 30	HESS 09540 JACKSONVILLE FL	18.01
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02 14 17 19

Exhibit E

NATIONAL FUEL GAS COMPANY

ANNUAL MEETING OF STOCKHOLDERS
February 15, 2007

ORDER OF BUSINESS

1. Call to Order
2. Report on Quorum and Notice of Meeting
3. Approval of Minutes of 2006 Meeting
4. Appointment of Inspectors
5. Proposals from Proxy Statement
6. Open Polls
7. Close Polls
8. Report of Inspectors of Election
9. Adjournment

Exhibit E-2

CONDUCT OF MEETING

1. In order to conduct the meeting in an orderly fashion, we will follow the Order of Business as indicated on the opposite side of this page.

2. All questions and supporting comments should be directed to the Chairman. Stockholders should wait to be recognized by the Chairman. Please do not interrupt others, and be as concise as possible.

3. No camera or electronic recording device may be brought into or utilized at the Meeting without the written consent of the Chairman or of the Secretary of the Company.

4. For nominations or other business to be properly brought before the meeting, the stockholder must have given timely notice to the Secretary of the Corporation in accordance with the Company's By-Laws.

5. The stockholder proponent of any business properly brought before the meeting will be allowed a total of five minutes to present the proposal and make an appropriate statement in support.

6. The Chairman will stop discussions that:

   - are irrelevant to the business of the Company,
   - are personal matters such as employee relations or customer complaints,
   - are derogatory references to personalities or otherwise are not in good taste, or
   - are in substance repetitious of other statements made at the meeting.

7. If the number of stockholders physically present at the Meeting is, in the Chairman's opinion, sufficiently small, the Chairman will dispense with formal questions from the floor, and the Company's officers and directors present will be available for individual questions after the Meeting adjourns.

Robert A. Belfield
7537 Teaticket Ct.
Jacksonville FL 32244
904 – 592 – 6192
February 20, 2007

Philip Ackerman
CEO
National Fuel Gas Company
6363 Main Street
Williamsville NY 14221

Re: My National Fuel Gas Company ("NFG") Shareholder Proposal, as published in the NFG proxy statement

Dear Mr. Ackerman:

As you know, I was unable, for medical reasons, to personally present my shareholder proposal at the February 15, 2007 Annual Meeting of Stockholders, because the meeting was held too far away from home, and in a high altitude location (low oxygen levels). I appointed Curtis Lee as my representative to present this proposal, and he delivered to NFG's Secretary a copy of the notarized document, signed by me, to this effect.

For reasons of your own, you did not permit Mr. Lee to personally present my proposal at the meeting. Instead, you informed him that you would present my proposal yourself, and that you would permit voting on it to occur. Mr. Lee informed me of your promise via telephone. At approximately 10:00 a.m. on February 15, 2007, I informed Mr. Lee over the phone that, although I did not agree with your decision to prevent Mr. Lee from personally presenting my proposal on my behalf, that I would, under the circumstances, consent to your presenting my proposal and having it voted on.

Mr. Lee tells me that he told Paula Ciprich and others shortly after 10:00 a.m. that I consented to your presenting my shareholder proposal and having it voted upon. Mr. Lee also tells me that you and other NFG officials told him, after the meeting was over, that my proposal had been presented and had been voted upon. You also told Mr. Lee that my proposal did not receive a majority of shareholder votes.

Would you please advise me what the voting results were? Plus, may I have a transcript of the proceedings of the 2007 Annual Meeting of Stockholders? I assume that I am entitled to this document, as I am the proponent of my shareholder proposal, and a long-time shareholder.

I own and have owned 133 or more shares of NFG common stock for many years, and expect to continue owning shares of NFG common stock until I die.

Please call or write if you have questions, and thank you for your anticipated cooperation. Thank you.

Sincerely yours,

Robert A Belfield

Exhibit F

NATIONAL FUEL GAS COMPANY

6363 MAIN STREET

WILLIAMSVILLE, N. Y. 14221-5887

JAMES R. PETERSON
ASSISTANT SECRETARY
(716) 857-7702

RECEIVED
2007 NOV 15 PM 5:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 14, 2007

VIA UPS OVERNIGHT

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Withdrawal of Shareholder Proposal Submitted by Robert L. Belfield

Ladies and Gentlemen:

In a letter dated October 5, 2007, National Fuel Gas Company (the "Company") requested the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission to concur that it would not recommend any enforcement action to the Commission if the Company excluded a shareholder proposal submitted by Robert A. Belfield (the "Proponent") related to executive compensation (the "Proposal").

In a letter dated October 31, 2007 (copy attached), the Proponent informed the Company of the Proponent's withdrawal of the Proposal, and authorized the Company to inform the Commission of both that withdrawal and also of the Proponent's desire to withdraw his letter to the Commission dated October 10, 2007, regarding the Proposal. Consequently, based on the Proponent's withdrawal of the Proposal, the Company hereby informs the Staff of the withdrawal of the Company's no-action request of October 5, 2007, related to the Proposal.

If you have any questions, require other information, or wish to discuss this matter, please call me.

Very truly yours,

NATIONAL FUEL GAS COMPANY

By: 
James R. Peterson
Assistant Secretary

Enc.
cc: Robert A. Belfield

Robert A. Belfield
7537 Teaticket Ct.
Jacksonville FL 32244
904 – 594 – 6192
October 31, 2007

By hand delivery

Anna Marie Cellino
Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

Re: Withdrawal of Shareholder Proposal and Letter to SEC

Dear Ms. Cellino:

I hereby withdraw my shareholder proposal for the National Fuel Gas Company 2008 Annual Meeting of Stockholders. I also hereby authorize National Fuel Gas Company to inform the Securities and Exchange Commission, by copy of this letter or other means, of my desire to withdraw my letter to the SEC, dated October 10, 2007, regarding such shareholder proposal.

Sincerely yours,

Robert A. Belfield

Robert A. Belfield
Stockholder

END